Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199559

November 7, 2014

Dear Viasystems Stockholder:

You are cordially invited to attend a special meeting of the stockholders of Viasystems Group, Inc., a Delaware corporation (“Viasystems”), which is being held at 7:30 a.m. (Central Time) on December 16, 2014 at the Sheraton Clayton Plaza Hotel, located at 7730 Bonhomme Avenue, St. Louis, Missouri 63105 (the “Viasystems Special Meeting”).

Viasystems, TTM Technologies, Inc., a Delaware corporation (“TTM”), and Vector Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TTM (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of September 21, 2014 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into Viasystems, and Viasystems will continue as the surviving corporation and a wholly owned subsidiary of TTM (the “Merger”).

If the Merger is consummated, each share of common stock, $0.01 par value per share, of Viasystems (“Viasystems common stock”) then outstanding will be cancelled and automatically converted into the right to receive (1) $11.33 in cash and (2) 0.706 of a share of the common stock, $0.001 par value per share, of TTM (“TTM common stock”). No fractional shares will be issued in the Merger. Immediately following consummation of the Merger, former Viasystems stockholders will own approximately 15.9% of the total amount of outstanding shares of TTM common stock. You should obtain current stock price quotations for TTM common stock and Viasystems common stock before deciding how to vote with respect to the adoption of the Merger Agreement. TTM common stock is listed for trading on the Nasdaq Global Select Market under the symbol “TTMI,” and Viasystems common stock is listed for trading on the Nasdaq Global Market under the symbol “VIAS.”

At the Viasystems Special Meeting, Viasystems stockholders will be asked to adopt the Merger Agreement and approve other related proposals. The accompanying document is a proxy statement of Viasystems and a prospectus of TTM and provides you with information about Viasystems, TTM, the Merger, documents related to the Merger, the Viasystems Special Meeting, and other related matters. Viasystems and TTM encourage you to carefully read the proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference therein.

You may also obtain more information about Viasystems and TTM from the documents that Viasystems and TTM have filed with the Securities and Exchange Commission.

For a discussion of risk factors you should consider in evaluating the Merger Agreement you are being asked to adopt, see “Risk Factors” beginning on page 27 of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the Viasystems Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Viasystems Special Meeting. Your failure to vote your shares at the Viasystems Special Meeting will have the same effect as a vote against the proposal to adopt the Merger Agreement. The board of directors of Viasystems unanimously recommends that you vote “FOR” the adoption of the Merger Agreement and “FOR” the other proposals described in this proxy statement/prospectus.

We appreciate your continued support and interest in Viasystems.

Very truly yours,

David M. Sindelar	Christopher J. Steffen
Chief Executive Officer	Chairman of the Board

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated November 7, 2014 and is first being mailed to Viasystems stockholders on or about November 10, 2014.

VIASYSTEMS GROUP, INC.

101 South Hanley Road

St. Louis, Missouri 63105

Notice of Special Meeting of Stockholders

to be Held on December 16, 2014

To the Stockholders of Viasystems Group, Inc.:

A special meeting of stockholders of Viasystems Group, Inc., a Delaware corporation (“Viasystems”), will be held at 7:30 a.m. (Central Time) on December 16, 2014 at the Sheraton Clayton Plaza Hotel, located at 7730 Bonhomme Avenue, St. Louis, Missouri 63105 (the “Viasystems Special Meeting”). At the Viasystems Special Meeting, stockholders will be asked to consider and take the following actions:

•	to adopt the Agreement and Plan of Merger, dated as of September 21, 2014 (the “Merger Agreement”), by and among Viasystems, TTM Technologies, Inc., a Delaware corporation (“TTM”), and Vector Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TTM (“Merger Sub”), pursuant to which, among other things, Merger Sub will be merged with and into Viasystems, and Viasystems will continue as the surviving corporation and a wholly owned subsidiary of TTM (the “Merger”);

•	to approve, on a non-binding, advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger;

•	to approve any proposal that may be made by the Chairman of the board of directors of Viasystems (the “Viasystems Board”) to adjourn the Viasystems Special Meeting (1) to the extent necessary to ensure that any supplement or amendment to the accompanying proxy statement/prospectus that is required by applicable legal requirements is timely provided to Viasystems stockholders, (2) if, as of the time for which the Viasystems Special Meeting is originally scheduled, there are insufficient shares of Viasystems common stock, $0.01 par value per share (“Viasystems common stock”), represented, in person or by proxy, to constitute a quorum, or (3) to solicit additional proxies if there are insufficient votes at the time of the Viasystems Special Meeting to approve the proposal to adopt the Merger Agreement; and

•	to transact any other business that may properly come before the Viasystems Special Meeting or any adjournment thereof.

The above matters are more fully described in the accompanying proxy statement of Viasystems and prospectus of TTM, which provides you with information about Viasystems, TTM, the Merger, documents related to the Merger, the Viasystems Special Meeting, and other related matters. The accompanying proxy statement/prospectus also includes, as Annex A, a copy of the Merger Agreement. The record date for the Viasystems Special Meeting is November 6, 2014. Only stockholders of record at the close of business on that date are entitled to notice of, and may vote at, the Viasystems Special Meeting or any adjournment thereof. Viasystems and TTM encourage you to carefully read the accompanying proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference therein.

The approval of the proposal to adopt the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Viasystems common stock entitled to vote at the Viasystems Special Meeting. The advisory approval of the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger requires the affirmative vote of the holders of a majority of the shares of Viasystems common stock present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting, although such vote will not be binding on Viasystems. The proposal to approve any proposal made by the Chairman of the Viasystems Board to adjourn the Viasystems Special Meeting requires the affirmative vote of the holders of a majority of the shares of Viasystems common stock present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting. The Viasystems Board unanimously recommends that you vote “FOR” each of these proposals.

By Order of the Board of Directors,

Daniel J. Weber

Secretary

November 7, 2014

St. Louis, Missouri

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about each of TTM Technologies, Inc. (“TTM”) and Viasystems Group, Inc. (“Viasystems”) from documents that each company has filed or will file with the Securities and Exchange Commission (“SEC”) but that are not being included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may read and copy the documents incorporated by reference in this proxy statement/prospectus and other information about each of TTM and Viasystems that is filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can also obtain such documents free of charge through the SEC’s website, www.sec.gov, or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information about TTM Technologies, Inc.:		For information about Viasystems Group, Inc.:

By Mail:	TTM Technologies, Inc. 1665 Scenic Avenue, Suite 250 Costa Mesa, CA 92626 Attention: Investor Relations	By Mail:	Viasystems Group, Inc. 101 South Hanley Road St. Louis, MO 63105 Attention: Investor Relations
By Telephone:	(714) 327-3000	By Telephone:	(314) 727-2087

If you would like to request any documents, please do so by December 9, 2014 in order to receive them before the Viasystems Special Meeting.

For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus. Please note that information contained on the websites of TTM or Viasystems is not incorporated by reference in, nor considered to be part of, this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

TTM has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to TTM. Viasystems has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Viasystems. TTM and Viasystems have both contributed to information relating to the Merger to which this proxy statement/prospectus relates.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated November 7, 2014, and is based on information as of such date or such other date as may be noted. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to the stockholders of Viasystems nor the taking of any actions contemplated hereby by TTM or Viasystems at any time will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS	1

SUMMARY	8

The Companies	8
The Merger	9
The Merger Agreement	10
The Voting Agreements	10
Merger Consideration	10
The Viasystems Board of Directors’ Reasons for the Merger	11
Opinion of Financial Advisor to Viasystems	11
Treatment of Viasystems Stock Options, Viasystems Restricted Stock Awards, Viasystems Performance Share Units and Viasystems Leveraged Performance Share Units	11
Interests of Certain Persons in the Merger	13
Conditions to the Merger	13
Regulatory Approvals Required to Consummate the Merger	14
Financing	14
Termination of the Merger Agreement	15
No Solicitation of Acquisition Proposals	16
Expenses, Termination Fee, Reverse Breakup Fee Relating to the Merger	18
Accounting Treatment of the Merger	18
Material U.S. Federal Income Tax Consequences	18
Legal Proceedings Related to the Merger	18
Comparison of the Rights of Holders of TTM Common Stock and Viasystems Common Stock	19
Appraisal Rights in Connection with the Merger	19
The Viasystems Special Meeting	19

SUMMARY OF HISTORICAL AND PRO FORMA FINANCIAL DATA	20

Summary Historical Consolidated Financial Data of TTM	20
Summary Historical Consolidated Financial Data of Viasystems	23
Unaudited Summary Pro Forma Condensed Combined Financial Information	25
Comparative Market Value of Common Stock	26

RISK FACTORS	27

Risks Related to the Merger	27
Risks Related to the Combined Company Following the Merger	35
Other Risk Factors of TTM and Viasystems	36

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	37

INFORMATION ABOUT TTM	39

INFORMATION ABOUT VIASYSTEMS	40

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TTM	41

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VIASYSTEMS	44

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	47

COMPARATIVE PER SHARE DATA	56

COMPARATIVE MARKET VALUE OF COMMON STOCK	57

COMPARATIVE STOCK PRICES AND DIVIDENDS	58

Market Prices and Dividend Data	58

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QUESTIONS AND ANSWERS

The board of directors (the “Viasystems Board”) of Viasystems Group, Inc. (“Viasystems”) is soliciting proxies from its stockholders to vote at a special meeting of Viasystems stockholders, to be held at 7:30 a.m. (Central Time) on December 16, 2014 at the Sheraton Clayton Plaza Hotel, located at 7730 Bonhomme Avenue, St. Louis, Missouri 63105 (the “Viasystems Special Meeting”), and any adjournment or postponement of the Viasystems Special Meeting.

The questions and answers below highlight selected information from this proxy statement/prospectus and are intended to briefly address some commonly asked questions about, among other things, (1) the Agreement and Plan of Merger, dated September 21, 2014 (the “Merger Agreement”), by and among Viasystems, TTM Technologies, Inc., a Delaware corporation (“TTM”), and Vector Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TTM (“Merger Sub”), (2) the proposed merger of Merger Sub with and into Viasystems (the “Merger”), pursuant to which the separate corporate existence of Merger Sub will cease and Viasystems will survive the Merger as a wholly owned subsidiary of TTM (following the Merger, Viasystems is referred to herein as the “surviving corporation”), and (3) the Viasystems Special Meeting, where the Viasystems stockholders will be asked to consider and vote on several proposals relating to the adoption of the Merger Agreement and related transactions.

The following questions and answers do not contain all of the information that is important to you. You should carefully read this proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference therein, to fully understand the matters to be acted upon and the voting procedures for the Viasystems Special Meeting. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Q:	Why have I received this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you were a stockholder of record of Viasystems on the record date for the Viasystems Special Meeting. On September 21, 2014, the boards of directors of TTM and Viasystems each approved the Merger Agreement, providing for Viasystems to be acquired by TTM. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, which TTM and Viasystems encourage you to review.

In order to consummate the Merger, Viasystems stockholders must vote to adopt the Merger Agreement. Adoption of the Merger Agreement requires the approval of the holders of a majority of the outstanding shares of Viasystems common stock entitled to vote on such matter.

This proxy statement/prospectus is being delivered to you as both as a proxy statement of Viasystems and a prospectus of TTM. It is a proxy statement because the Viasystems Board is soliciting proxies from its stockholders to vote on the adoption of the Merger Agreement at the Viasystems Special Meeting as well as the other matters set forth in the notice of the Viasystems Special Meeting and described in this proxy statement/prospectus, and your proxy will be used at the Viasystems Special Meeting or at any adjournment or postponement thereof. It is a prospectus because TTM will issue TTM common stock to Viasystems stockholders in connection with the Merger. On or about November 10, 2014, Viasystems began to deliver printed versions of these materials to its stockholders of record at the close of business on November 6, 2014.

Q:	What are the specific proposals on which I am being asked to vote at the Viasystems Special Meeting?

A:	Viasystems stockholders are being asked to approve three proposals related to the Merger:

•	First, Viasystems stockholders are being asked to approve a proposal to adopt the Merger Agreement (“Proposal 1”).

•	Secondly, Viasystems stockholders are being asked to approve, on a non-binding, advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger (“Proposal 2”).

•	Finally, Viasystems stockholders are being asked to approve any proposal that may be made by the Chairman of the Viasystems Board to adjourn the Viasystems Special Meeting (1) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus that is required by applicable legal requirements is timely provided to Viasystems stockholders, (2) if, as of the time for which the Viasystems Special Meeting is originally scheduled, there are insufficient shares of Viasystems common stock, $0.01 par value per share (“Viasystems common stock”), represented, either in person or by proxy, to constitute a quorum, or (3) to solicit additional proxies if there are insufficient votes at the time of the Viasystems Special Meeting to approve the proposal to adopt the Merger Agreement (“Proposal 3”).

The Viasystems Board unanimously recommends that the Viasystems stockholders vote “FOR” each of these proposals. For a discussion of the reasons for this recommendation, see “The Merger—Recommendation of the Viasystems Board of Directors and Viasystems’ Reasons for the Merger” beginning on page 85 of this proxy statement/prospectus.

Q:	What will I receive for my shares of Viasystems common stock in the Merger?

A:	Subject to certain limitations set forth in the Merger Agreement, Viasystems stockholders will receive the following in exchange for each share of Viasystems common stock in the Merger (the “Merger Consideration”):

•	$11.33 in cash, without interest, and

•	0.706 of a share of validly issued, fully paid and nonassessable common stock, $0.001 par value per share, of TTM (“TTM common stock”).

You will not own any shares in the surviving corporation after the consummation of the Merger. See “The Merger Agreement” beginning on page 124 of this proxy statement/prospectus.

The implied value of the stock portion of the Merger Consideration will fluctuate as the market price of TTM common stock fluctuates. You should obtain current stock price quotations for TTM common stock and Viasystems common stock before deciding how to vote with respect to the adoption of the Merger Agreement. TTM common stock is listed for trading on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “TTMI” and Viasystems common stock is listed for trading on the Nasdaq Global Market under the symbol “VIAS.”

Q:	Where will the TTM common stock that I receive in the Merger be traded?

A:	The new shares of TTM common stock issued in the Merger will be listed on NASDAQ upon consummation of the Merger. TTM common stock is traded on NASDAQ under the symbol “TTMI.”

Q:	How does the Viasystems Board recommend that Viasystems stockholders vote?

A:	On September 21, 2014, the Viasystems Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Viasystems and its stockholders. The Viasystems Board unanimously recommends that Viasystems stockholders vote:

•	“FOR” the proposal to adopt the Merger Agreement;

•	“FOR” the approval on a non-binding, advisory basis of the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger; and

•	“FOR” the proposal to approve any proposal that may be made by the Chairman of the Viasystems Board to adjourn the Viasystems Special Meeting (1) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus that is required by applicable legal requirements is timely provided to Viasystems stockholders, (2) if, as of the time for which the Viasystems Special Meeting is originally scheduled, there are insufficient shares of Viasystems common stock represented, in person or by proxy, to constitute a quorum, or (3) to solicit additional proxies if there are insufficient votes at the time of the Viasystems Special Meeting to approve the proposal to adopt the Merger Agreement.

See “The Merger—Recommendation of the Viasystems Board of Directors and Viasystems’ Reasons for the Merger” beginning on page 85 of this proxy statement/prospectus.

Q:	When is the Merger expected to be consummated?

A:	TTM and Viasystems are working toward consummating the Merger as expeditiously as possible and currently expect the Merger to be consummated in the first half of 2015. However, TTM and Viasystems cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be consummated.

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Viasystems common stock entitled to vote on such matter, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of certain foreign antitrust approvals under applicable antitrust and competition laws of the People’s Republic of China (“China”), Germany, and Estonia, the receipt of approval from the Committee on Foreign Investment in the United States, the effectiveness of the registration statement (of which this proxy statement/prospectus is a part) relating to the issuance of the shares of TTM common stock to be issued in the Merger, and the absence of any law or regulation that prohibits the completion of the Merger. Each party’s obligation to consummate the Merger is also subject to the material accuracy of the representations and warranties of the other party in the Merger Agreement, compliance in all material respects with covenants of the other party in the Merger Agreement, and the absence of a material adverse effect (as defined in the Merger Agreement) on the other party. The Merger Agreement does not include a financing condition.

Q:	Are there risks associated with the Merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Merger and the other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus and in the documents incorporated by reference or referred to in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 27 of this proxy statement/prospectus and in Viasystems’ and TTM’s respective filings with the Securities and Exchange Commission (the “SEC”) referred to in “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Q:	Will Viasystems stockholders be subject to U.S. federal income tax on the Merger Consideration received in the Merger?

A:	The exchange of shares of Viasystems common stock for cash and TTM common stock pursuant to the Merger is expected to be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws.

For more information regarding the amount and timing of any income, gain, or loss with respect to the Merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 164 of this proxy statement/prospectus.

Because individual circumstances may differ, all Viasystems stockholders should contact their own tax advisors to determine the particular tax consequences to them of the exchange of Viasystems common stock pursuant to the Merger, including the application and effect of any state, local, foreign, or other tax laws.

Q:	When and where is the Viasystems Special Meeting?

A:	The Viasystems Special Meeting will be held at 7:30 a.m. (Central Time) on December 16, 2014 at the Sheraton Clayton Plaza Hotel, located at 7730 Bonhomme Avenue, St. Louis, Missouri 63105. For additional information about the Viasystems Special Meeting, see “The Viasystems Special Meeting” beginning on page 60 of this proxy statement/prospectus.

Q:	What is a quorum?

A:	Holders of a majority of the outstanding shares of Viasystems common stock entitled to vote as of the record date must be present, in person or by proxy, at the Viasystems Special Meeting to constitute a quorum and to conduct business at the Viasystems Special Meeting. Your shares are counted as present if you attend the Viasystems Special Meeting in person or properly vote by telephone, over the Internet, or by submitting a properly executed proxy card by mail. Abstentions will be counted as present for the purpose of determining a quorum.

Q:	Who can vote at the Viasystems Special Meeting?

A:	Holders of record at the close of business on the record date of Viasystems common stock will be entitled to notice of and to vote at the Viasystems Special Meeting.

As of November 6, 2014, the record date for determining stockholders of Viasystems entitled to vote at the Viasystems Special Meeting, there were 20,921,111 shares of Viasystems common stock outstanding and entitled to vote at the Viasystems Special Meeting, held by approximately 117 holders of record.

Q:	How many votes do I have if I am a Viasystems stockholder?

A:	Each share of Viasystems common stock that you own at the close of business on the record date will entitle you to one vote on each proposal presented at the Viasystems Special Meeting.

Q:	How many votes are required to approve each proposal?

A:	Proposal 1 requires the affirmative vote of the holders of a majority of the shares of Viasystems common stock outstanding on the record date.

Proposal 2 requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting.

Proposal 3 requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting.

In connection with the execution of the Merger Agreement, certain Viasystems stockholders entered into voting agreements with TTM, pursuant to which they agreed to vote, and granted TTM an irrevocable proxy to vote, their shares of Viasystems common stock in favor of the adoption of the Merger Agreement. As of November 6, 2014, the record date for determining Viasystems stockholders entitled to vote at the Viasystems Special Meeting, these stockholders collectively beneficially owned approximately 67% of the outstanding shares of Viasystems common stock. If the Merger Agreement is terminated in accordance with its terms, these voting agreements will also terminate. See “The Voting Agreements” beginning on page 154 of this proxy statement/prospectus.

Q:	If I am a Viasystems stockholder, what happens if I do not vote or if I abstain from voting?

A:	The adoption of the Merger Agreement by Viasystems stockholders requires the affirmative vote of the holders of a majority of the shares of Viasystems common stock outstanding on the record date. As a result, if you are a Viasystems stockholder and do not vote your shares of Viasystems common stock, this will have the same effect as voting against the adoption of the Merger Agreement. Likewise, abstentions will have the same effect as a vote against the proposal to adopt the Merger Agreement.

Approval of the proposals relating to the advisory vote on certain compensation arrangements and possible adjournment of the Viasystems Special Meeting requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting (assuming a quorum of stockholders is represented in person or by proxy). As a result, if you do not vote your shares of Viasystems common stock, this will have no effect on these proposals. However, abstentions will have the same effect as a vote against these proposals.

Q:	If I am a Viasystems stockholder and my shares of Viasystems common stock are held in “street name” by a broker, bank, or other nominee, will my broker or bank vote my shares for me?

A:	In general, if your shares are held in street name and you do not instruct your broker on a timely basis on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. At the Viasystems Special Meeting, only non-routine matters are being considered. Accordingly, without your voting instructions, your brokerage firm cannot vote your shares on any of the proposals to be considered at the Viasystems Special Meeting.

Q:	Why am I being asked to consider and vote upon a proposal to approve, on a non-binding, advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger?

A:	Under SEC rules, Viasystems is required to seek a non-binding, advisory vote with respect to the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger, otherwise referred to as “golden parachute” compensation.

Q:	What will happen if Viasystems stockholders do not approve the golden parachute compensation?

A:	Approval of the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger is not a condition to the Merger. In addition, the vote is an advisory vote and will not be binding on Viasystems or the surviving corporation in the Merger. Therefore, if the Merger Agreement is adopted by Viasystems stockholders and the Merger is consummated, this compensation, including amounts that Viasystems is contractually obligated to pay, could still be payable regardless of the outcome of the advisory vote, subject only to the conditions applicable thereto.

Q:	Are TTM stockholders voting on the Merger?

A:	No. No vote of TTM stockholders is required to consummate the Merger. In addition, none of TTM’s directors, executive officers, or their affiliates, as a group, own any shares of Viasystems common stock.

Q:	If I beneficially owned restricted shares of Viasystems common stock as of the record date issued pursuant to any of Viasystems’ equity incentive plans, will I be able to vote on the matters to be voted upon at the Viasystems Special Meeting?

A:	Yes. Holders who beneficially owned restricted shares of Viasystems common stock as of the record date issued pursuant to any of Viasystems’ equity incentive plans may vote on the adoption of the Merger Agreement and on the other matters to be voted on at the Viasystems Special Meeting.

Q:	Will any matters other than Proposals 1, 2, and 3 be presented for a vote at the Viasystems Special Meeting?

A:	Viasystems is not aware of any other matters that will be presented for a vote at the Viasystems Special Meeting. However, if any other matters properly come before the Viasystems Special Meeting, the proxies will have the discretion to vote upon such matters in their discretion.

Q:	Who can attend the Viasystems Special Meeting?

A:	Stockholders of record, or their duly authorized proxies, may attend the Viasystems Special Meeting. To gain admittance, you must present valid picture identification, such as a driver’s license or passport. If you hold shares in “street name” (through a broker, bank, or other nominee) and wish to attend the Viasystems Special Meeting, you will also need to bring a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date. If you are a representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are a representative of such stockholder.

Please note that use of cameras, recording devices and other electronic devices will not be permitted at the Viasystems Special Meeting.

Regardless of whether you intend to attend the Viasystems Special Meeting, you are encouraged to vote your shares of Viasystems common stock as promptly as possible. Voting your shares will not impact your ability to attend the Viasystems Special Meeting.

Q:	How do I vote my shares?

A:	If you are a Viasystems stockholder of record, you may vote by mail, by telephone, over the Internet or in person at the Viasystems Special Meeting. Votes submitted by mail, by telephone, or over the Internet must be received by 11:59 p.m., Eastern Time, on December 15, 2014.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Viasystems Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Viasystems Special Meeting so that your shares will be voted if you are ultimately unable to attend the Viasystems Special Meeting.

Voting by Telephone or over the Internet. To vote by telephone or over the Internet, please follow the instructions included on your proxy card. If you vote by telephone or over the Internet, you do not need to complete and mail a proxy card.

Voting in Person at the Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Viasystems Special Meeting. If you attend the Viasystems Special Meeting and plan to vote in person, you will be provided with a ballot at the Viasystems Special Meeting.

Voting Instructions for Viasystems Retirement Savings Plan Participants. If you are a participant in Viasystems’ Retirement Savings Plan (the “401(k) Plan”) and a portion of your 401(k) Plan account is invested in shares of Viasystems common stock, your proxy represents all shares you own through the 401(k) Plan. Your proxy will serve as voting instructions for the trustee of the 401(k) Plan who will vote your shares on your behalf. If you own shares through the 401(k) Plan and you do not instruct the 401(k) Plan trustee on how to vote your shares, the investment committee for the 401(k) Plan will vote those shares in its sole discretion. We encourage you to provide instructions to the trustee regarding the voting of your shares. Instructions provided by telephone or the Internet must be received by 11:59 p.m., Eastern Time, on December 15, 2014.

Q:	How do I vote if my shares of Viasystems common stock are held in “street name” by a brokerage firm, bank, or other nominee?

A:	If your shares are held in an account at a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Viasystems Special Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote the shares in your account by following the instructions that the broker, bank, or other nominee provides you along with this proxy statement/prospectus.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the Viasystems Special Meeting.

If you are a Viasystems stockholder of record, you may revoke your proxy at any time before it is voted at the Viasystems Special Meeting. To revoke your proxy, you must:

•	enter a new vote by telephone or over the Internet by 11:59 p.m., Eastern Time, on December 15, 2014;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on December 15, 2014;

•	provide written notice of the revocation to Viasystems’ Secretary at: Viasystems Group, Inc., Attention: Daniel J. Weber, Secretary, 101 South Hanley Road, St. Louis, Missouri 63105, which must be received by 11:59 p.m., Eastern Time, on December 15, 2014; or

•	attend the Viasystems Special Meeting and vote in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank, or other nominee, you should follow the instructions of your bank, broker, or other nominee regarding the revocation of proxies.

If the Viasystems Special Meeting is postponed or adjourned, it will not affect the ability of stockholders of record on the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Q:	What if I receive more than one proxy card?

A:	If you receive more than one proxy card, your shares of Viasystems common stock are registered in more than one name or are registered in different accounts. Please complete, date, sign, and return each appropriate proxy card to ensure that all your shares are voted.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing, and dating the appropriate proxy card or voting instruction card and returning in the enclosed postage-paid envelope, or, if available, by submitting your voting instruction electronically via the Internet or by telephone, as soon as possible so that your shares of Viasystems common stock may be represented and voted at the Viasystems Special Meeting. In addition, you may also vote your shares in person at the Viasystems Special Meeting. If you hold shares registered in the name of a broker, bank, or other nominee, that broker, bank, or other nominee has enclosed, or will provide, instructions for directing your broker, bank, or other nominee how to vote those shares.

Q:	Should I send in my stock certificates (or evidence of shares in book-entry form) with my proxy card?

A:	No. Please do NOT send your Viasystems stock certificates (or evidence of shares in book-entry form) with your proxy card. After the Merger is consummated, you will receive written instructions for exchanging your shares of Viasystems common stock for the Merger Consideration.

Q:	Who can help answer my questions?

A:	If you are a Viasystems stockholder and have any questions about the Merger, the Viasystems Special Meeting or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact the firm assisting Viasystems with the solicitation of proxies:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Stockholders may call toll-free: (866) 521-4487

Banks and Brokers may call collect: (212) 269-5550

Email: info@dfking.com

SUMMARY

This summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated herein by reference and may not contain all of the information that is important to you. To understand the Merger (as described below) and the other matters to be voted on by Viasystems stockholders at the Viasystems Special Meeting (as described below) more fully, and to obtain a more complete description of the terms of the Merger Agreement (as described below), you should carefully read this entire proxy statement/prospectus, including the annexes hereto and documents incorporated by reference herein, and the other documents to which TTM Technologies, Inc. (“TTM”) and Viasystems Group, Inc. (“Viasystems”) refer you. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus. TTM and Viasystems have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies (see pages 39 and 40)

TTM

TTM was originally incorporated in Washington in 1978 and reincorporated in Delaware in 2005. TTM is a leading global provider of time-critical and technologically complex printed circuit board (“PCBs”) products and backplane assemblies (PCBs populated with electronic components), which serve as the foundation of sophisticated electronic products. TTM is the largest PCB manufacturer in North America and one of the largest PCB manufacturers in the world. In 2013, TTM generated approximately $1.4 billion in net sales and ended the year with 16,290 employees worldwide. TTM operates a total of 13 specialized facilities in the United States and China, which serve a diversified customer base consisting of over 1,000 customers in various markets throughout the world, including manufacturers of networking/communications infrastructure products, touch screen tablets, and smartphones. TTM also serves the aerospace and defense, high-end computing, and industrial/medical industries. Its customers include both original equipment manufacturers (“OEMs”) and electronic manufacturing services (“EMS”) providers.

TTM manages its worldwide operations through two geographic operating segments: (1) Asia Pacific, which consists of five PCB fabrication plants and one drilling facility, and (2) North America, which consists of seven domestic PCB fabrication plants, including a facility that provides follow-on value-added services primarily for one of the PCB fabrication plants, and one backplane assembly plant in Shanghai, China, which is managed in conjunction with its U.S. operations.

TTM common stock, $0.001 par value per share (“TTM common stock”) is traded on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “TTMI.”

TTM’s current contact information is as follows:

TTM Technologies, Inc.

1665 Scenic Avenue, Suite 250

Costa Mesa, CA 92626

Telephone: (714) 327-3000

Merger Sub

Vector Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TTM (“Merger Sub”), was organized in 2014 solely for the purpose of entering into the Merger Agreement and completing the Merger and other transactions contemplated by the Merger Agreement. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, and Viasystems will continue as the surviving corporation and wholly owned subsidiary of TTM under the name “Viasystems Group, Inc.” Merger Sub’s current contact information is as follows:

Vector Acquisition Corp.

1665 Scenic Avenue, Suite 250

Costa Mesa, CA 92626

Telephone: (714) 327-3000

Viasystems

Viasystems was incorporated in Delaware in 1996 under the name Circo Craft Holding Company. Circo Craft Holding Company had no operations prior to its first acquisition in October 1996, when it changed its name to Circo Technologies, Inc. In January 1997, Circo Technologies, Inc. changed its name to Viasystems Group, Inc.

Viasystems is a technology leader and worldwide provider of complex multi-layer rigid, flexible and rigid-flex PCBs and electro-mechanical solutions (“E-M Solutions”). In 2013, Viasystems generated approximately $1.2 billion in net sales and ended the year with 15,057 employees worldwide. PCBs serve as the “electronic backbone” of almost all electronic equipment, and Viasystems’ E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, for which Viasystems also provides custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, and busbars. The products Viasystems manufactures include, or can be found in, a wide variety of commercial products, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety and entertainment, telecommunications switching equipment, data networking equipment, computer storage equipment, semiconductor test equipment, wind and solar energy applications, off-shore drilling equipment, communications applications, flight control systems and complex industrial, medical, and other technical instruments. Viasystems’ broad offering of E-M Solutions products and services includes component fabrication, component integration, and final system assembly and testing. These services can be bundled with Viasystems’ PCBs to provide an integrated solution to customers. Viasystems is a supplier to more than 1,000 OEMs and contract electronic manufacturers in numerous end markets.

Viasystems common stock, $0.01 par value per share (“Viasystems common stock”), is traded on the Nasdaq Global Market under the symbol “VIAS.”

Viasystems’ current contact information is as follows:

Viasystems Group, Inc.

101 South Hanley Road

St. Louis, Missouri 63105

Telephone: (314)  727-2087

The Merger (see page 71)

The boards of directors of TTM and Viasystems have each approved the Agreement and Plan of Merger, entered into on September 21, 2014 (the “Merger Agreement”), by and among TTM, Viasystems, and Merger Sub. At a special meeting of stockholders of Viasystems that will be held at 7:30 a.m. (Central Time) on December 16, 2014 at the Sheraton Clayton Plaza Hotel, located at 7730 Bonhomme Avenue, St. Louis, Missouri 63105 (the “Viasystems Special Meeting”), you will be asked to consider and vote upon a proposal to adopt the Merger Agreement, pursuant to which Merger Sub will merge with and into Viasystems, with Viasystems surviving the merger as a wholly owned subsidiary of TTM (the “Merger”).

The effect of the Merger will be that Viasystems will be acquired by TTM and shares of Viasystems common stock will no longer be publicly traded.

Viasystems stockholders are receiving this proxy statement/prospectus in connection with Viasystems’ solicitation of proxies for the Viasystems Special Meeting.

The Merger Agreement (see page 124)

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. TTM and Viasystems encourage you to carefully read the entire Merger Agreement because it is the principal document governing the Merger.

The Voting Agreements (see page 154)

In connection with the execution of the Merger Agreement, TTM entered into a voting agreement (the “HM Voting Agreement”), by and among TTM and Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P., HMTF Equity Fund IV (1999), L.P., HMTF Private Equity Fund IV (1999), L.P., Hicks, Muse PG-IV (1999), C.V., HM 4-P (1999) Coinvestors, L.P., and HM 4-EQ (1999) Coinvestors, L.P. (together, the “HM Funds”), dated September 21, 2014, and a voting agreement (the “BD Voting Agreement” and, together with the HM Voting Agreement, the “Voting Agreements”) by and among TTM and GSC Recovery II, L.P. and GSC Recovery IIA, L.P. (together, the “BD Funds”), dated September 21, 2014.

Pursuant to the Voting Agreements, the HM Funds and the BD Funds have agreed to vote, and granted TTM an irrevocable proxy to vote, their shares of Viasystems common stock in favor of the adoption of the Merger Agreement and against, among other things, any alternative acquisition proposal. The Voting Agreements provide that the stockholders signing the Voting Agreements will not sell their shares of Viasystems common stock prior to the consummation of the Merger (or earlier termination of the Merger Agreement). As of November 6, 2014, the record date for determining Viasystems stockholders entitled to vote at the Viasystems Special Meeting, these stockholders collectively beneficially owned approximately 67% of the outstanding shares of Viasystems common stock. If the Merger Agreement is terminated in accordance with its terms, these Voting Agreements will also terminate.

Copies of the Voting Agreements are attached as Annexes B-1 and B-2 to this proxy statement/prospectus. TTM and Viasystems encourage you to carefully read the Voting Agreements.

Merger Consideration (see page 125)

At the effective time of the Merger, each share of Viasystems common stock outstanding immediately prior to the effective time of the Merger (excluding each share of Viasystems common stock (1) held in treasury or that is owned, directly or indirectly, by a wholly owned subsidiary of Viasystems, TTM, or Merger Sub, and (2) held by a Viasystems stockholder who shall have demanded properly in writing appraisal for such shares of Viasystems common stock in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), in each case as set forth in the Merger Agreement) (such shares, excluding the shares described in the foregoing (1) and (2), the “Merger Shares”) will be cancelled and converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, (1) $11.33 in cash, without interest, and (2) 0.706 of a share of TTM common stock (the “Merger Consideration”). TTM expects that it will issue approximately 15.3 million shares of TTM common stock in the Merger.

Based on the closing price of TTM common stock on NASDAQ on September 19, 2014, the final trading day prior to the public announcement of the execution of the Merger Agreement, the Merger Consideration represented approximately $16.46 in value for each share of Viasystems common stock. Based on the closing price of TTM common stock on NASDAQ on November 4, 2014, the latest practicable date before the date of this proxy statement/prospectus, the Merger Consideration represented approximately $16.23 in value for each share of Viasystems common stock. TTM will not issue any fractional shares of TTM common stock in the Merger. Any holder of Viasystems common stock who would otherwise be entitled to a fractional share of TTM common stock will receive a cash payment in lieu of such fractional shares.

The Viasystems Board of Directors’ Reasons for the Merger (see page 85)

In the course of reaching its decision to approve the Merger Agreement, the board of directors of Viasystems (the “Viasystems Board”) considered a number of factors in its deliberations. Those factors are described in “The Merger—Recommendation of the Viasystems Board of Directors and Viasystems’ Reasons for the Merger” beginning on page 85 of this proxy statement/prospectus.

Opinion of Financial Advisor to Viasystems (see page 91)

On September 21, 2014, Stifel, Nicolaus & Company, Incorporated (“Stifel”), Viasystems’ financial advisor, rendered an opinion to the Viasystems Board that the Merger Consideration of (1) $11.33 in cash and (2) 0.706 of a share of TTM common stock to be received by holders of Merger Shares from TTM pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Merger Shares, as of such date, based upon and subject to the procedures followed, assumptions made, qualifications, and limitations on the review undertaken and other matters considered by Stifel in preparing its opinion. Stifel’s opinion did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding entered into in connection with the Merger or otherwise. The full text of Stifel’s opinion, dated September 21, 2014, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and limitations on the scope of the review undertaken by Stifel in connection with its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference in its entirety. Stifel’s opinion was provided for the information of the Viasystems Board in connection with its consideration of the Merger and Stifel’s opinion does not constitute advice or a recommendation to any holder of Merger Shares as to how such person should vote or act on any matter relating to the Merger. See “The Merger—Opinion of Financial Advisor to Viasystems” beginning on page 91 for additional information.

TTM and Viasystems encourage you to carefully read Stifel’s opinion.

Treatment of Viasystems Stock Options, Viasystems Restricted Stock Awards, Viasystems Performance Share Units and Viasystems Leveraged Performance Share Units (see page 125)

Treatment of Viasystems Stock Options

Immediately prior to the effective time of the Merger, each option to acquire shares of Viasystems common stock that is then outstanding, whether or not then vested or exercisable, will be automatically vested in its entirety and cancelled in exchange for the right to receive from the surviving corporation:

•	an amount in cash, if any, equal to the product obtained by multiplying:

•	the Cash Percentage (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”); by

•	the excess, if any, of the Deemed Value of Merger Consideration (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”) over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; and

•	a number, rounded down to the nearest whole number, of shares of TTM common stock, if any, equal to the quotient of:

•	the product obtained by multiplying:

•	the Stock Percentage (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”); by

•	the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; divided by

•	the Parent Common Stock Price (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”);

together with cash in the amount equal to (1) the fractional amount of any shares of TTM common stock that would, absent such rounding down, be issuable (after taking into account all Viasystems stock options held by such holder), multiplied by (2) the Parent Common Stock Price.

Any shares of Viasystems common stock issued in respect of Viasystems stock options will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

Treatment of Viasystems Restricted Stock Awards

Immediately prior to the effective time of the Merger, each unvested Viasystems restricted stock award that is then outstanding will be automatically vested in full, all restrictions thereto will lapse, and such restricted stock will be treated in the Merger as an outstanding share of Viasystems common stock that will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

Treatment of Viasystems Performance Share Units

Immediately prior to the effective time of the Merger, each Viasystems restricted stock unit subject to vesting based on the achievement of performance conditions (each, a “Viasystems Performance Share Unit”) that is outstanding immediately prior to the effective time of the Merger shall, immediately prior to the effective time, vest. Viasystems Performance Share Units other than those identified as “Leveraged Performance Share Units” (each Viasystems Performance Share Unit so identified, a “Viasystems Leveraged Performance Share Unit”) will vest based on the greater of:

•	100% of the target payout; and

•	the payout that would result under the Viasystems Performance Share Unit based on Viasystems’ actual performance through the trading day immediately preceding the closing date of the Merger, as provided in the award agreements for the Viasystems Performance Share Units.

On September 21, 2014, the Viasystems Board took action to provide that the Viasystems Performance Share Units granted in 2012, which have a three-year performance period ending with 2014, will effectively be paid out at the greater of target and actual performance as described above whether the Merger occurs in 2014 or thereafter.

Viasystems Leveraged Performance Share Units will vest based upon the greater of:

•	the closing price per share of Viasystems common stock on the Nasdaq Global Market on the trading day immediately preceding the closing date of the Merger; and

•	the target share price as provided in the award agreements for such Viasystems Leveraged Performance Share Units.

Shares of Viasystems common stock issued or deemed to be issued in settlement of any Viasystems Performance Share Units, including Viasystems Leveraged Performance Share Units, will be converted into the right to receive the Merger Consideration at the effective time of the Merger.

Interests of Certain Persons in the Merger (see page 105)

You should be aware that the directors and executive officers of Viasystems may have economic interests in the Merger that may be different from or in addition to those of Viasystems stockholders generally and that may create potential conflicts of interest. These interests include, but are not limited to, the treatment in the Merger of Viasystems’ equity compensation awards (including the acceleration of Viasystems stock options, Viasystems restricted stock awards, and Viasystems Performance Share Units), bonus awards (including annual incentive bonuses and, in some cases, a transaction bonus related to the Merger), severance plans, and other rights that may be held by Viasystems’ directors and executive officers, such as the right to ongoing indemnification by the surviving corporation for acts or omissions occurring prior to the Merger.

As of the record date, Viasystems’ directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 760,512 shares of Viasystems common stock, or approximately 3.6% of the outstanding shares of Viasystems common stock. Viasystems currently expects that its directors and executive officers who are also Viasystems stockholders will vote their shares “FOR” Proposals 1, 2 and 3, but none of Viasystems’ directors or executive officers have entered into any agreement obligating them to do so. The Viasystems Board was aware of and considered these interests, among other matters, in reaching its decision to approve the Merger and Merger Agreement and recommends that Viasystems stockholders adopt the Merger Agreement.

Conditions to the Merger (see page 127)

TTM and Viasystems currently expect to consummate the Merger in the first half of 2015, subject to receipt of required stockholder and regulatory approvals and the satisfaction or waiver of the other conditions to the Merger. As more fully described in this proxy statement/prospectus and in the Merger Agreement, each party’s obligation to consummate the Merger depends on a number of conditions being satisfied or, where legally permissible, waived, including the following:

•	the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Viasystems common stock entitled to vote on such matter;

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and certain other required foreign antitrust approvals under applicable antitrust and competition laws of China, Germany and Estonia;

•	the approval of the transaction from the Committee on Foreign Investment in the United States (“CFIUS”);

•	the effectiveness of the registration statement (of which this proxy statement/prospectus is a part) relating to the issuance of the shares of TTM common stock to be issued in the Merger; and

•	the absence of any legal injunction, restraint, or prohibition on the completion of the Merger.

The obligation of TTM and Merger Sub to consummate the Merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of Viasystems, subject to certain materiality standards as described under “The Merger Agreement—Conditions to the Merger” beginning on page 127 of this proxy statement/prospectus;

•	performance by Viasystems in all material respects of its obligations under the Merger Agreement;

•	the absence of a material adverse effect with respect to Viasystems and its subsidiaries, taken as a whole; and

•	the receipt of an officer’s certificate certifying that the foregoing conditions have been satisfied.

The obligation of Viasystems to consummate the Merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of TTM and Merger Sub, subject to certain materiality standards as described under “The Merger Agreement—Conditions to the Merger” beginning on page 127 of this proxy statement/prospectus;

•	performance by TTM and Merger Sub in all material respects of their respective obligations under the Merger Agreement;

•	the absence of a material adverse effect with respect to TTM and its subsidiaries, taken as a whole; and

•	the receipt of an officer’s certificate certifying that the foregoing conditions have been satisfied.

Regulatory Approvals Required to Consummate the Merger (see page 116)

TTM and Viasystems have agreed to cooperate and use reasonable best efforts to obtain all regulatory approvals required or deemed necessary to consummate the transactions contemplated by the Merger Agreement. For an acquisition transaction meeting certain size thresholds, such as the Merger, the HSR Act requires the parties to file notification and report forms with the Antitrust Division of the United States Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and to observe specified required waiting periods before consummating the Merger. TTM and Viasystems filed the required notifications with the Antitrust Division of the DOJ and the FTC on October 3, 2014. On October 31, 2014, TTM voluntarily withdrew its HSR Act notification and report forms. TTM refiled the required notifications with the Antitrust Division of the DOJ and the FTC on November 4, 2014. In addition, foreign antitrust approvals of the Merger are required under the Antimonopoly Law (China), the Act Against Restrictions of Competition (Germany), and the Competition Act (Estonia). TTM and Viasystems filed the required notifications with the applicable foreign government agencies in Germany and Estonia on October 21, 2014 and in China on October 28, 2014.

Further, TTM and Viasystems have agreed to submit a joint voluntary notice under the Defense Production Act of 1950, as amended (“Exon-Florio”), pursuant to their obligations under the Merger Agreement to seek a written notice from CFIUS clearing the Merger (which written notice is described in greater detail in the definition of “CFIUS Approval” set forth in the Merger Agreement included herein as Annex A and is referred to herein as the “CFIUS Approval”).

Financing (see page 114)

TTM’s obligation to consummate the Merger is not conditioned upon its obtaining financing to pay the cash portion of the Merger Consideration. In connection with the Merger, TTM has entered into a commitment letter (the “Original Commitment Letter”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), J.P. Morgan Securities LLC (“JPMorgan”), and Barclays Bank PLC (“Barclays” and, together with JPMorgan Chase, the “Original Lenders”), which contains commitments from the Original Lenders. The Royal Bank of Scotland plc (“RBS”), HSBC Securities (USA) Inc. (“HSBC Securities”), and HSBC Bank USA, N.A. (“HSBC Bank” and, together with the Original Lenders and RBS, the “Lenders”) were subsequently added as parties to the Original Commitment Letter. The commitment by the Lenders provides for a $150 million senior secured asset-based revolving facility and a $1,115 million senior secured term loan B facility, the proceeds of which TTM expects to be sufficient to fund the cash portion of the Merger Consideration and to pay the fees and expenses related to the Merger, which may include the refinancing or repayment of outstanding indebtedness of Viasystems and TTM. While TTM has obtained a commitment for such financing, TTM is continuing to evaluate and explore various capital structure options for the ultimate financing structure to be implemented.

Termination of the Merger Agreement (see page 139)

TTM and Viasystems may terminate the Merger Agreement at any time before the effective time of the Merger under the following circumstances:

•	by mutual written consent of TTM and Viasystems;

•	by either TTM or Viasystems if the Merger has not been consummated on or before June 21, 2015 (the “Outside Date”) (except that the right to terminate the Merger Agreement is not available to the party whose failure to fulfill any obligation under the Merger Agreement caused the failure of the effective time of the Merger to occur on or before such date); however, if on June 21, 2015, one or more of the closing conditions relating to the receipt of required antitrust clearances, the CFIUS Approval, and the absence of legal restraints attributable to an antitrust and competition law or Exon-Florio or otherwise seeking approval under an antitrust and competition law or the CFIUS Approval have not been fulfilled, but all other conditions to closing are or will be capable of being fulfilled, then the Outside Date may be extended by either TTM or Viasystems from June 21, 2015 to September 21, 2015 by written notice to the other parties;

•	by either TTM or Viasystems if any governmental entity of competent authority issues an order or enacts a law that prohibits, restrains or makes illegal, or otherwise prevents or prohibits, the consummation of the Merger; or

•	by either TTM or Viasystems if the Viasystems stockholders have not adopted the Merger Agreement at a duly convened meeting of the stockholders of Viasystems, including any adjournment or postponement thereof (except that the right to terminate the Merger Agreement for this reason will not be available to Viasystems if it has not materially complied with certain of the covenants relating to the conduct of its business and the holding of the Viasystems Special Meeting).

In addition, Viasystems may terminate the Merger Agreement at any time before the effective time of the Merger under the following circumstances:

•	if there should have occurred any event, occurrence, condition, change, development, state of facts or circumstance that would reasonably be expected to cause a material adverse effect on TTM and its subsidiaries, taken as a whole, or if TTM or Merger Sub has breached any representation, warranty, covenant, or agreement contained in the Merger Agreement, or if any representation or warranty of TTM or Merger Sub has become untrue, in each case, such that the conditions to closing relating to the accuracy of TTM’s and Merger Sub’s representations and warranties or the performance by TTM and Merger Sub of their obligations under the Merger Agreement could not be satisfied; however, Viasystems may not so terminate the Merger Agreement unless any such breach or failure to be true is incapable of being cured or has not been cured prior to the Outside Date, and Viasystems may not terminate the Merger Agreement if Viasystems is then in material breach of any representation, warranty, or covenant under the Merger Agreement; or

•	prior to adoption of the Merger Agreement by the Viasystems stockholders, in order to enter into a definitive written agreement providing for a superior proposal in compliance with the no solicitation provisions of the Merger Agreement.

In addition, TTM may terminate the Merger Agreement at any time before the effective time of the Merger under the following circumstances:

•	if there should have occurred any event, occurrence, condition, change, development, state of facts or circumstance that would reasonably be expected to cause a material adverse effect on Viasystems and its subsidiaries, taken as a whole, or Viasystems has breached any representation, warranty, covenant, or agreement contained in the Merger Agreement, or if any representation or warranty of Viasystems has become untrue, in each case, such that the conditions to closing relating to the accuracy of Viasystems’ representations and warranties or the performance by Viasystems of its obligations under the Merger Agreement could not be satisfied; however, TTM may not so terminate the Merger Agreement unless any such breach or failure to be true is incapable of being cured or has not been cured prior to the Outside Date, and TTM may not terminate the Merger Agreement if TTM is then in material breach of any representation, warranty, or covenant under the Merger Agreement;

•	prior to adoption of the Merger Agreement by the Viasystems stockholders, if a company adverse recommendation change (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals”) has occurred; or

•	prior to adoption of the Merger Agreement by the Viasystems stockholders, if Viasystems shall not have timely rejected any alternative acquisition proposal, or shall have failed to timely publicly reconfirm its recommendation after a request by TTM to do so following an alternative acquisition proposal, or if Viasystems has breached in any material respect the no solicitation provisions of the Merger Agreement (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals”).

In some cases, termination of the Merger Agreement may require a party to pay a termination or reverse breakup fee to the other party as described below.

No Solicitation of Acquisition Proposals (see page 130)

The Merger Agreement contains detailed provisions prohibiting Viasystems from seeking an alternative transaction to the Merger. Under these “no solicitation” provisions, Viasystems has agreed that, from the time of the execution and delivery of the Merger Agreement until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms, Viasystems will not, and will cause its subsidiaries and its directors, officers, employees, financial advisor, attorneys, accountants, or other advisors, agents, or representatives not to:

•	solicit, initiate, cause, knowingly facilitate or encourage (including by way of furnishing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any “acquisition proposal” (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals”), engage in any discussions or negotiations or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any inquiries, proposals, discussions or negotiations of any acquisition proposal or resolve to or publicly propose to take any of the above actions;

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal;

•	enter into any merger agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or other similar agreement relating to an acquisition proposal or enter into any letter of intent, agreement, or agreement-in-principle requiring Viasystems (whether or not subject to conditions) to abandon, terminate, or fail to consummate the Merger;

•	withdraw, modify, or qualify in a manner adverse to TTM or Merger Sub the Viasystems Board recommendation regarding the Merger Agreement, or the approval or declaration of advisability by the Viasystems Board of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; or

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal.

Notwithstanding these restrictions, the Merger Agreement also provides that if, at any time after execution of the Merger Agreement and prior to the adoption of the Merger Agreement by Viasystems stockholders, (1) Viasystems receives a bona fide acquisition proposal, (2) a breach of the no solicitation provisions of the Merger Agreement did not contribute to the making of such acquisition proposal, (3) the Viasystems Board determines in good faith, after consultation with its financial advisors and outside counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals”), and (4) the Viasystems Board determines in good faith, after consultation with outside counsel, that failure to take such action would constitute a breach by the Viasystems Board of its fiduciary duties under applicable law, then Viasystems may:

•	furnish confidential information with respect to Viasystems and its subsidiaries to the person making such acquisition proposal; and

•	participate in discussions or negotiations with the person making such acquisition proposal regarding such acquisition proposal.

Viasystems has also agreed in the Merger Agreement that it will promptly (and in any event within 24 hours) notify TTM in writing if Viasystems or its subsidiaries or representatives receives (1) an acquisition proposal or indication by any person that it is considering making an acquisition proposal, (2) any request for non-public information in contemplation of an acquisition proposal, or (3) any inquiry or request for discussions or negotiations regarding any acquisition proposal. Such notice must include the identity of the person making the proposal, indication, inquiry or request and a copy thereof (or, if not in writing, a written description of the material terms thereof). In addition, Viasystems has agreed to keep TTM reasonably informed on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) as to the status of any acquisition proposal, indication, inquiry, or request (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions, and negotiations, including furnishing copies of any written inquiries, correspondence, and draft documentation, and written summaries of any oral inquiries or discussions.

In addition, if (1) Viasystems receives a bona fide acquisition proposal, (2) a breach of the no solicitation provisions of the Merger Agreement did not contribute to the making of such proposal, and (3) the Viasystems Board determines in good faith, after consultation with its financial advisors and outside counsel, that such acquisition proposal constitutes a superior proposal after giving effect to the adjustments to the terms of the Merger Agreement which may be offered by TTM in accordance with the procedures set forth in the Merger Agreement, then the Viasystems Board may, at any time prior to the effective time of the Merger, if it determines in good faith, after consultation with its outside counsel, that failure to take such action would constitute a breach by the Viasystems Board of its fiduciary duties to Viasystems stockholders under applicable law, effect an adverse recommendation change and/or terminate the Merger Agreement to enter into a definitive agreement with respect to such proposal. In such an event, Viasystems may be required to pay TTM a termination fee of $12.8 million.

Further, if (1) an intervening event (as described in “The Merger Agreement—No Solicitation of Acquisition Proposals”) occurs at any time from the execution of the Merger Agreement and prior to the adoption of the Merger Agreement by Viasystems stockholders, (2) such intervening event did not result or arise from a material breach of the Merger Agreement, and (3) the Viasystems Board determines, in good faith, after consultation with its outside counsel, that, in light of the existence of such intervening event and taking into account any changes to the Merger Agreement agreed to or approved by TTM in accordance with the procedures set forth in the Merger Agreement, the failure to make an adverse recommendation change would constitute a breach by the Viasystems Board of its fiduciary duties to Viasystems stockholders under applicable law, then the Viasystems Board may effect an adverse recommendation change. In such event, Viasystems may be required to pay TTM a termination fee of $12.8 million.

Expenses, Termination Fee, Reverse Breakup Fee Relating to the Merger (see page 141)

Generally, all fees and expenses incurred in connection with the Merger Agreement will be paid by the party incurring those fees and expenses. Following termination of the Merger Agreement under specified circumstances, however, Viasystems may be required to pay TTM a termination fee of $12.8 million. Viasystems may also be required to reimburse TTM for expenses of up to $4 million following termination of the Merger Agreement in specified circumstances if Viasystems stockholders fail to adopt the Merger Agreement. TTM may be required to pay Viasystems a reverse breakup fee of $40 million following termination of the Merger Agreement in specified circumstances, such as in the event that a regulatory approval has not been obtained or a governmental entity of competent authority issues an order or enacts a law in respect of any antitrust and competition law or Exon-Florio that prohibits, restrains or makes illegal the consummation of the Merger, and all other conditions to the Merger have been satisfied or waived on or prior to the date of termination.

Accounting Treatment of the Merger (see page 123)

TTM prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Merger will be accounted for by TTM as a business combination under the acquisition method of accounting, and TTM will be treated as the acquirer for accounting purposes.

Material U.S. Federal Income Tax Consequences (see page 164)

Viasystems and TTM expect that the exchange of Viasystems common stock for the Merger Consideration in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. Please carefully review the information under “Material U.S. Federal Income Tax Consequences” beginning on page 164 of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the Merger and of owning TTM common stock received in the Merger to U.S. holders and non-U.S. holders (in each case as defined in “Material U.S. Federal Income Tax Consequences”). The tax consequences to you will depend on your situation. Viasystems and TTM encourage you to consult your tax advisors as to the specific tax consequences to you of the Merger and your receipt of the Merger Consideration, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Legal Proceedings Related to the Merger (see page 123)

Since the public announcement on September 22, 2014 of the execution of the Merger Agreement, Viasystems, TTM, Merger Sub, and the members of the Viasystems Board have been named as defendants in two putative class action complaints challenging the Merger. The first lawsuit, filed in the Circuit Court of St. Louis County, Missouri (the “Missouri Lawsuit”), and the second lawsuit, filed in the Court of Chancery of the State of Delaware (the “Delaware Lawsuit” and, together with the Missouri Lawsuit, the “Lawsuits”), generally allege, among other things, that the Merger fails to properly value Viasystems, that the individual defendants breached their fiduciary duties in approving the Merger Agreement, and that those breaches were aided and abetted by TTM, Merger Sub, and Viasystems. The Lawsuits seek, among other things, injunctive relief to enjoin the defendants from completing the Merger on the agreed-upon terms, rescinding, to the extent already implemented, the Merger Agreement or any of the terms therein, costs and disbursements and attorneys’ and experts’ fees and costs, as well as other equitable relief as the court deems proper. TTM and Viasystems believe the Lawsuits are without merit.

Comparison of the Rights of Holders of TTM Common Stock and Viasystems Common Stock (see page 170)

As a result of the consummation of the Merger, holders of Viasystems common stock will become holders of TTM common stock. Each of TTM and Viasystems is a Delaware corporation governed by the DGCL, but the rights of TTM stockholders currently are, and from and after the Merger will be, governed by the Certificate of Incorporation of TTM, as amended (the “TTM Charter”) and the Fourth Amended and Restated Bylaws of TTM (the “TTM Bylaws”), while the rights of Viasystems stockholders are currently governed by the Third Amended and Restated Certificate of Incorporation of Viasystems (the “Viasystems Charter”) and the Second Amended and Restated Bylaws of Viasystems (the “Viasystems Bylaws”). This proxy statement/prospectus includes summaries of the material differences between the rights of TTM stockholders and Viasystems stockholders arising because of difference in the charters and bylaws of the two companies.

Appraisal Rights in Connection with the Merger (see page 119)

Pursuant to Section 262 of the DGCL, holders of Viasystems common stock who do not vote in favor of adoption of the Merger Agreement and who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law have the right to seek appraisal of the fair value of their shares of Viasystems common stock, as determined by the Delaware Court of Chancery, if the Merger is consummated. The “fair value” of your shares of Viasystems common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the Merger Consideration per share that you are otherwise entitled to receive under the terms of the Merger Agreement. Holders of Viasystems common stock who wish to preserve any appraisal rights they may have must so advise Viasystems by submitting a demand for appraisal prior to the vote to adopt the Merger Agreement and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Viasystems common stock held of record in the name of another person, such as a broker, bank, or other nominee, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Viasystems stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

The Viasystems Special Meeting (see page 60)

The Viasystems Special Meeting will be held at 7:30 a.m. (Central Time) on December 16, 2014, at the Sheraton Clayton Plaza Hotel, located at 7730 Bonhomme Avenue, St. Louis, Missouri 63105.

Holders of record of Viasystems common stock at the close of business on the record date will be entitled to notice of and to vote at the Viasystems Special Meeting with regard to Proposals 1, 2, and 3. On the record date, there were 20,921,111 shares of Viasystems common stock outstanding, held by approximately 117 holders of record. Each share of Viasystems common stock outstanding on the record date is entitled to one vote on each proposal to be voted upon at the Viasystems Special Meeting.

As of the record date, Viasystems’ directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 760,512 shares of Viasystems common stock, or approximately 3.6% of the outstanding shares of Viasystems common stock. Viasystems currently expects that its directors and executive officers will vote their shares “FOR” Proposals 1, 2, and 3, but none of Viasystems’ directors or executive officers have entered into any agreement obligating them to do so. To be approved, Proposal 1 requires the affirmative vote of the holders of a majority of the shares of Viasystems common stock outstanding on the record date, and Proposals 2 and 3 each require the affirmative vote of the holders of a majority of the shares of Viasystems common stock present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting.

SUMMARY OF HISTORICAL AND PRO FORMA FINANCIAL DATA

Summary Historical Consolidated Financial Data of TTM

The following table presents summary historical consolidated financial data for TTM for the fiscal years ended December 30, 2013, December 31, 2012, and December 31, 2011 and as of June 30, 2014 and for the six months ended June 30, 2014 and July 1, 2013. The statement of operations data for each of the years ended December 30, 2013, December 31, 2012 and December 31, 2011 have been obtained from TTM’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 30, 2013, which are incorporated by reference into this proxy statement/prospectus. The statement of operations data for the six months ended June 30, 2014 and July 1, 2013 and the balance sheet data as of June 30, 2014 have been obtained from TTM’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which are incorporated by reference into this proxy statement/prospectus. In the opinion of TTM’s management, the unaudited interim financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair statement of this information.

The information below should be read in conjunction with TTM’s consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in TTM’s Annual Report on Form 10-K for the fiscal year ended December 30, 2013, and the unaudited interim condensed consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in TTM’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, which are both incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Consolidated Statements of Operations Data

	Six Months Ended		Year Ended
(In thousands, except per share amounts)	June 30, 2014	July 1, 2013	December 30, 2013	December 31, 2012	December 31, 2011
Net sales	$589,530	$663,413	$1,368,215	$1,348,668	$1,428,639
Cost of goods sold	512,424	564,226	1,150,372	1,123,669	1,127,326

Gross profit	77,106	99,187	217,843	224,999	301,313

Operating expenses:
Selling and marketing	17,960	18,749	37,149	35,957	36,891
General and administrative	45,178	52,699	105,924	98,005	92,682
Amortization of definite-lived intangibles	4,472	4,655	9,332	14,637	17,311
Gain on sale of assets	—	(17,917)	(17,917)	—	—
Restructuring charges	—	—	3,445	—	—
Impairment of long-lived assets	1,845	—	10,782	18,082	48,125
Impairment of goodwill and definite-lived intangibles	—	—	—	200,335	15,184

Total operating expenses	69,455	58,186	148,715	367,016	210,193

Operating income (loss)	7,651	41,001	69,128	(142,017)	91,120

Other income (expense):
Interest expense	(12,121)	(12,201)	(24,031)	(25,784)	(26,504)
Loss on extinguishment of debt	(506)	—	(10,743)	(5,527)	—
Other, net	(3,274)	1,634	5,418	4,956	8,616

Total other expense, net	(15,901)	(10,567)	(29,356)	(26,355)	(17,888)

Income (loss) before income taxes	(8,250)	30,434	39,772	(168,372)	73,232
Income tax benefit (provision)	1,347	(10,129)	(15,879)	(12,728)	(26,005)

Net income (loss)	(6,903)	20,305	23,893	(181,100)	47,227
Less: Net (income) loss attributable to the non-controlling interest	—	(2,016)	(2,016)	6,505	(5,359)

Net income (loss) attributable to TTM Technologies, Inc. stockholders	$(6,903)	$18,289	$21,877	$(174,595)	$41,868

Earnings (loss) per share attributable to TTM Technologies, Inc. stockholders:
Basic (loss) earnings per share	$(0.08)	$0.22	$0.27	$(2.13)	$0.52

Diluted (loss) earnings per share	$(0.08)	$0.22	$0.26	$(2.13)	$0.51

Weighted-average shares used in computing per share amounts:
Basic	83,130	82,373	82,506	81,800	81,176

Diluted	83,130	82,908	83,132	81,800	81,944

Condensed Consolidated Balance Sheet Data

(In thousands)	As of June 30, 2014

ASSETS

Current assets:
Cash and cash equivalents	$282,043
Accounts and notes receivable, net	230,165
Accounts receivable due from related parties	14,269
Inventories	146,113
Prepaid expenses and other current assets	34,633

Total current assets	707,223
Property, plant and equipment, net	780,445
Goodwill and definite-lived intangibles, net	35,299
Deposits and other non-current assets	16,773

Total Assets	$1,539,740

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt, including current portion of long-term debt	$96,205
Convertible senior notes, net of discount	31,129
Accounts payable	148,973
Accounts payable due to related parties	20,482
Accrued salaries, wages and benefits	35,678
Equipment payable	44,529
Other accrued expenses	26,345

Total current liabilities	403,341

Convertible senior notes, net of discount	193,455
Long-term debt	225,701
Other long-term liabilities	24,796

Total long-term liabilities	443,952

Commitments and contingencies
Equity:
Common stock, $0.001 par value; 200,000 shares authorized, 83,345 shares issued and outstanding	83
Additional paid-in capital	583,267
Retained earnings	57,369
Statutory surplus reserve	18,692
Accumulated other comprehensive income	33,036

Total equity	692,447

$1,539,740

Summary Historical Consolidated Financial Data of Viasystems

The following table presents summary historical consolidated financial data for Viasystems and its subsidiaries for the fiscal years ended December 31, 2013, 2012, and 2011 and as of June 30, 2014 and for the six months ended June 30, 2014 and 2013. The statement of operations data for each of the three years in the periods ended December 31, 2013, December 31, 2012 and December 31, 2011 have been obtained from Viasystems’ audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which are incorporated by reference into this proxy statement/prospectus. The statement of operations data for the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 have been obtained from Viasystems’ unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which are incorporated by reference into this proxy statement/prospectus. In the opinion of Viasystems’ management, the unaudited interim condensed financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair statement of this information.

The information set forth below should be read in conjunction with Viasystems’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Viasystems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and the unaudited interim condensed consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Viasystems’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, which are both incorporated by reference in this proxy statement/prospectus, and its consolidated financial statements and the notes thereto. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Consolidated Statements of Operations Data

(Dollars in thousands, except per share amounts)	Six Months Ended		Year Ended
	June 30, 2014	June 30, 2013	December 31, 2013	December 31, 2012 (1)	December 31, 2011
Net sales	$596,841	$558,493	$1,171,046	$1,159,906	$1,057,317
Operating expenses:
Cost of goods sold, exclusive of items shown separately below (2)	482,048	451,506	949,496	927,154	837,686
Selling, general and administrative (2)	52,291	52,694	100,505	109,460	80,300
Depreciation	43,680	43,836	88,060	80,019	65,938
Amortization	3,336	3,356	6,715	4,547	1,710
Restructuring and impairment (3)	341	—	1,073	19,457	812

Operating income	15,145	7,101	25,197	19,269	70,871
Other expense (income):
Interest expense, net	23,101	22,458	44,797	42,156	28,906
Amortization of deferred financing costs	1,389	1,449	2,898	2,723	2,015
Loss on early extinguishment of debt (4)	—	—	—	24,234	—
Other, net	(2,597)	1,689	(5,983)	(419)	1,202

(Loss) income before income taxes	(6,748)	(18,495)	(16,515)	(49,425)	38,748
Income taxes	6,229	5,055	11,095	12,793	8,464

Net (loss) income	(12,977)	(23,550)	(27,610)	(62,218)	30,284
Net income attributable to noncontrolling interest	429	274	610	89	1,791
Net (loss) income available to common stockholders	$(13,406)	$(23,824)	$(28,220)	$(62,307)	$28,493

Basic (loss) earnings per share	$(0.66)	$(1.19)	$(1.40)	$(3.12)	$1.43

Diluted (loss) earnings per share	$(0.66)	$(1.19)	$(1.40)	$(3.12)	$1.42

Basic weighted average shares outstanding	20,266,319	20,002,467	20,089,507	19,991,190	19,981,022

Diluted weighted average shares outstanding	20,266,319	20,002,467	20,089,507	19,991,190	20,129,787

(1)	The financial data starting as of and for the year ended December 31, 2012 reflects the acquisition of DDi Corp. on May 31, 2012.
(2)	Stock compensation expense included in cost of goods sold and selling, general and administrative expenses for the years ended December 31, 2013, 2012, and 2011 and for the six months ended June 30, 2014 and 2013 was $9,414, $10,563, $7,697, $3,707, and $5,804, respectively.
(3)	Represents restructuring charges taken to downsize and close facilities, and impairment losses related to the write-off of long-lived assets.
(4)	In connection with the repurchase of Viasystems’ $220 million 12.0% Senior Secured Notes due 2015 (the “Viasystems 2015 Notes”) in 2012, Viasystems incurred losses on early extinguishment of debt of $24,234.

Consolidated Balance Sheet Data

(In thousands)	As of June 30, 2014
Cash and cash equivalents	$76,461
Working capital	165,714
Total assets	1,147,537
Total debt, including current maturities	635,245
Stockholders’ equity (deficit)	199,084

Unaudited Summary Pro Forma Condensed Combined Financial Information

The following tables set forth selected information about the pro forma financial condition and results of operations, including per share data, of TTM after giving effect to the consummation of the Merger. The tables set forth selected unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2014 and the fiscal year ended December 30, 2013, as if the Merger had been completed on January 1, 2013, and selected unaudited pro forma condensed combined balance sheet data as of June 30, 2014, as if the Merger had been completed on that date. The unaudited summary pro forma condensed combined financial information has been derived from and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial information and accompanying notes appearing elsewhere in this proxy statement/prospectus. In addition, such unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of TTM and Viasystems as of and for the applicable periods, which are incorporated by reference into this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” beginning on pages 47 and 182, respectively, of this proxy statement/prospectus.

TTM operates on a 52 or 53 week year ending on the Monday nearest December 31. Viasystems uses a calendar accounting fiscal period. For 2013, TTM’s accounting period ended December 30, 2013, while Viasystems’ accounting period ended December 31, 2013. No pro forma adjustments were made to reconcile the accounting periods, as TTM believes that the one-day difference is immaterial to the presentation of the operating results of the combined company.

The unaudited pro forma condensed combined financial statements and related notes do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of TTM would have been had the Merger occurred on the dates assumed, nor are they necessarily indicative of TTM’s future consolidated results of operations or consolidated financial position. The unaudited pro forma condensed combined financial statements are based upon currently available information and estimates and assumptions that TTM believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the consummation of the Merger.

Summary Pro Forma Condensed Combined Statement of Operations Data

(In millions, except per share amounts)	Six Months Ended June 30, 2014	Year Ended December 30, 2013
Net sales	$1,186.3	$2,539.2
Operating income	13.4	75.3
Net loss	(24.6)	(13.7)
Net income attributable to noncontrolling interests	(0.4)	(2.6)
Net loss attributable to stockholders	(25.0)	(16.3)
Earnings per share attributable to stockholders:
Basic loss per share	$(0.25)	$(0.17)

Diluted loss per share	$(0.25)	$(0.17)

Summary Pro Forma Condensed Combined Balance Sheet Data

(In millions)	As of June 30, 2014
Total current assets	$990.6
Total assets	2,698.0
Total current liabilities	600.5
Total long-term liabilities	1,363.6
Total stockholders’ equity	733.9

Comparative Market Value of Common Stock

TTM common stock is listed on NASDAQ under the symbol “TTMI” and Viasystems common stock is listed for trading on the Nasdaq Global Market under the symbol “VIAS.” The following table shows the closing prices per share of TTM common stock and Viasystems common stock as reported on September 19, 2014, the final trading day prior to the public announcement of the Merger, and on November 4, 2014, the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows the implied value of the Merger Consideration for each share of Viasystems common stock, which was calculated by multiplying the closing price of TTM common stock on the relevant date by the exchange ratio of the stock portion of the Merger Consideration of 0.706 of a share of TTM common stock for each share of Viasystems common stock, and adding the per share cash consideration of $11.33, without interest.

	Closing Price of TTM Common Stock	Closing Price of Viasystems Common Stock	Implied Value of Merger Consideration
As of September 19, 2014	$7.27	$11.70	$16.46
As of November 4, 2014	$6.94	$15.84	$16.23

The market price of TTM common stock and Viasystems common stock will fluctuate prior to the Viasystems Special Meeting and before the Merger is consummated, which will affect the implied value of the Merger Consideration paid to Viasystems stockholders.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, you should carefully read and consider the following risk factors in evaluating the proposals to be voted on at the Viasystems Special Meeting and in determining whether to vote for adoption of the Merger Agreement. If the Merger Agreement is adopted by Viasystems stockholders and all of the other conditions to the Merger are satisfied or waived, and the Merger is consummated, holders of Viasystems common stock will become holders of TTM common stock and will be subject to the risks and uncertainties of holders thereof. Please also refer to the additional risk factors of each of TTM and Viasystems identified in the periodic reports and other documents incorporated by reference into this proxy statement/prospectus because these risk factors may affect the operations and financial results of the combined company. See “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Risks Related to the Merger

Because the market price of TTM common stock will fluctuate, Viasystems stockholders cannot be certain of the value of the Merger Consideration that they will be entitled to receive in the Merger.

Upon the consummation of the Merger, each outstanding share of Viasystems common stock will be converted into the right to receive the Merger Consideration, which consists of (1) $11.33 in cash, without interest and (2) 0.706 of a share of TTM common stock. The 0.706 exchange ratio is fixed and will not be adjusted for changes in the market price of either Viasystems common stock or TTM common stock. The market value of the TTM common stock that Viasystems stockholders will be entitled to receive in the Merger could vary significantly from the market value of TTM common stock on the date of the announcement of the execution of the Merger Agreement, the date that this proxy statement/prospectus was mailed to Viasystems stockholders, or the date of the Viasystems Special Meeting. For example, the closing sale price of TTM common stock on September 19, 2014, the last trading day prior to the public announcement of the Merger Agreement, was $7.27 per share and, therefore, if the Merger had been consummated on that date, the value of the Merger Consideration, including the $11.33 in cash consideration, would have been $16.46. On November 4, 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the closing sale price of TTM common stock was $6.94 per share and, therefore, if the Merger had been consummated on that date, the value of the Merger Consideration, including the $11.33 in cash consideration, would have been $16.23. Moreover, the market value of TTM common stock will likely fluctuate after the consummation of the Merger. See “Comparative Per Share Data” and “Comparative Market Value of Common Stock” beginning on pages 56 and 57, respectively, of this proxy statement/prospectus.

The Merger Agreement does not provide for any termination right by TTM, Viasystems, or Merger Sub based solely on changes in the price or trading volume of TTM common stock or Viasystems common stock. Fluctuations in the market price of TTM common stock could result from changes in the business, operations, or prospects of Viasystems or TTM prior to the consummation of the Merger or the combined company following the completion of the Merger, regulatory considerations, general market and economic conditions, and other factors both within and beyond the control of Viasystems or TTM.

The issuance of TTM common stock in connection with the Merger could decrease the market price of TTM common stock.

Upon the consummation of the Merger, TTM expects to issue approximately 15.3 million shares of TTM common stock, or approximately 19% of the number of shares of TTM common stock outstanding as of September 19, 2014, the last trading day prior to the public announcement of the Merger Agreement, to Viasystems stockholders in the Merger. Immediately following the consummation of the Merger, former Viasystems stockholders will own approximately 15.9% of the total amount of outstanding shares of TTM common stock. The issuance of TTM common stock in the Merger may result in fluctuations in the market price of TTM common stock, including a stock price decline.

The shares of TTM common stock to be received by Viasystems stockholders as a result of the Merger will have different rights from the shares of Viasystems common stock.

Upon consummation of the Merger, Viasystems stockholders will become TTM stockholders, and their rights as stockholders will be governed by the TTM Charter and the TTM Bylaws. Certain of the rights associated with TTM common stock are different from, and may be viewed as less favorable than, the rights associated with Viasystems common stock. See “Comparison of Rights of Holders of TTM Common Stock and Viasystems Common Stock” beginning on page 170 of this proxy statement/prospectus for a discussion of the different rights associated with TTM common stock.

TTM, Viasystems, and Merger Sub may be unable to satisfy the conditions to the Merger and the Merger may not be consummated.

Consummation of the Merger is subject to various closing conditions, including, among other things, (1) the adoption of the Merger Agreement by Viasystems stockholders, (2) the expiration or termination of the applicable waiting period under the HSR Act and receipt of certain other required antitrust approvals under applicable antitrust and competition laws of China, Germany and Estonia, (3) the absence of any legal restraints or prohibitions on the consummation of the Merger, and (4) receipt of the CFIUS Approval. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement, and the other party not having suffered a material adverse effect (as defined in the Merger Agreement).

These and other conditions to the consummation of the Merger may fail to be satisfied. In addition, satisfying the conditions to the Merger may take longer, and could cost more, than Viasystems and TTM expect. For a more complete summary of the conditions that must be satisfied or waived prior to consummation of the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 127 of this proxy statement/prospectus. The satisfaction of all of the required conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause TTM not to realize some or all of the benefits that TTM expects to achieve if the Merger is successfully consummated within its expected timeframe. Further, there can be no assurance that the conditions to the Merger will be satisfied or waived or that the Merger will be consummated. See “—Failure to consummate the Merger could negatively impact the stock price and the future business and financial results of TTM and Viasystems.”

Viasystems must obtain approval of its stockholders to consummate the Merger, which, if delayed or not obtained, may jeopardize or delay the consummation of the Merger.

The Merger is conditioned on the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Viasystems common stock entitled to vote thereon. If the Viasystems stockholders do not adopt the Merger Agreement, then Viasystems and TTM cannot consummate the Merger. However, if the Merger Agreement is terminated by either Viasystems or TTM because the Viasystems stockholders have not adopted the Merger Agreement at the Viasystems Special Meeting, including any adjournment or postponement thereof, then in certain circumstances Viasystems may be required to pay up to a maximum of $4 million of all documented out-of-pocket costs and expenses incurred by TTM and Merger Sub in connection with the Merger Agreement, the Merger, and the other transactions and agreements in connection therewith.

Regulatory approvals that are required to consummate the Merger may not be received, may take longer than expected, or may impose conditions that are not presently anticipated.

Under the provisions of the HSR Act, the Merger may not be consummated until notification and report forms have been filed with the Antitrust Division of the DOJ and the FTC and the expiration of a 30 calendar day waiting period (unless the waiting period is set to expire on a weekend or federal holiday, in which case the waiting period is automatically extended until 11:59 p.m. of the next business day), or the early termination of that waiting period, following the parties’ filing of their respective notification and report forms. If the Antitrust Division of the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the waiting period, the parties must observe a second 30 calendar day waiting period (unless the waiting period is set to expire on a weekend or federal holiday, in which case the waiting period is automatically extended until 11:59 p.m. of the next business day), which would begin to run only after both parties have substantially complied with the request for information, unless the waiting period is terminated earlier. On October 3, 2014, Viasystems and TTM filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. On October 31, 2014, TTM voluntarily withdrew its HSR Act notification and report forms. TTM refiled the required notifications with the Antitrust Division of the DOJ and the FTC on November 4, 2014.

In addition, private parties who may be adversely affected by the Merger and individual states may bring legal actions under the antitrust laws in certain circumstances. Although the parties believe the consummation of the Merger will not likely be prevented by antitrust law, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. Under the Merger Agreement, Viasystems and TTM have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to consummate the Merger as promptly as reasonably practicable. In addition, in order to consummate the Merger, TTM and Viasystems may be required to comply with conditions, terms, obligations, or restrictions imposed by regulatory entities and such conditions, terms, obligations, or restrictions may have the effect of delaying completion of the Merger, imposing additional material costs on or materially limiting the revenues of TTM after the completion of the Merger, or otherwise reducing the anticipated benefits to TTM of the Merger. In addition, such conditions, terms, obligations, or restrictions may result in the delay or abandonment of the Merger.

Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could delay or prevent the completion of the Merger.

Since the public announcement of the Merger Agreement on September 22, 2014, Viasystems, the members of the Viasystems Board, TTM, and Merger Sub have been named as defendants in two putative class action complaints challenging the Merger. The Lawsuits generally allege, among other things, that the Merger fails to properly value Viasystems, that the individual defendants breached their fiduciary duties in approving the Merger Agreement and that those breaches were aided and abetted by TTM, Merger Sub, and Viasystems. The Lawsuits seek, among other things, injunctive relief to enjoin the defendants from completing the Merger on the agreed-upon terms, rescinding, to the extent already implemented, the Merger Agreement or any of the terms therein, costs and disbursements, and attorneys’ and experts’ fees and costs, as well as other equitable relief as the court deems proper.

One of the conditions to the Merger is that no temporary restraining order, preliminary or permanent injunction, or other order (as defined in the Merger Agreement) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any statute, rule, regulation, or order enacted, entered, or enforced that prevents or prohibits the consummation of the Merger. Consequently, if the plaintiffs secure injunctive or other relief prohibiting, delaying, or otherwise adversely affecting the defendants’ ability to consummate the Merger, then such injunctive or other relief may prevent the Merger from becoming effective within the expected time frame or at all. If consummation of the Merger is prevented or delayed, it could result in substantial costs to TTM and Viasystems. In addition, TTM and Viasystems could incur significant costs in connection with the Lawsuits, including costs associated with the indemnification of Viasystems’ directors and officers.

The announcement and pendency of the Merger could have an adverse effect on Viasystems’ stock price, business, financial condition, results of operations, or business prospects.

The announcement and pendency of the Merger could disrupt Viasystems’ business in the following ways, among others:

•	Viasystems employees may experience uncertainty regarding their future roles with TTM, which might adversely affect Viasystems’ ability to retain, recruit and motivate key personnel;

•	the attention of Viasystems’ management may be directed towards the consummation of the Merger and transaction-related considerations and may be diverted from the day-to-day business operations of Viasystems, and matters related to the Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Viasystems; and

•	customers, suppliers, and other third parties with business relationships with Viasystems may decide not to renew or seek to terminate, change, and/or renegotiate their relationships with Viasystems as a result of the Merger, whether pursuant to the terms of their existing agreements with Viasystems or otherwise.

Any of these matters could adversely affect the stock price, business, financial condition, results of operations, or business prospects of Viasystems.

Failure to consummate the Merger could negatively impact the stock price and the future business and financial results of TTM and Viasystems.

If the Merger is not consummated for any reason, including as a result of Viasystems stockholders failing to adopt the Merger Agreement, the ongoing businesses of TTM and Viasystems may be adversely affected and, without realizing any of the benefits of having consummated the Merger, TTM and Viasystems would be subject to a number of risks, including the following:

•	TTM and Viasystems may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•	TTM and Viasystems may experience negative reactions from their respective customers, suppliers, and regulators;

•	uncertainty regarding the completion of the Merger may foster uncertainty among employees about their future roles, which could adversely affect the ability of TTM and Viasystems to attract and retain key personnel;

•	TTM and Viasystems will be required to pay certain costs relating to the Merger, whether or not the Merger is consummated;

•	the Merger Agreement places certain restrictions on the conduct of Viasystems’ and TTM’s businesses prior to completion of the Merger, which may affect the ability of TTM or Viasystems to execute certain business strategies or pursue otherwise attractive business opportunities. Such restrictions, the waiver of which is subject to the consent of the other party (in certain cases, not to be unreasonably withheld, conditioned, or delayed), may prevent Viasystems and TTM from making certain acquisitions or taking certain other specified actions during the pendency of the Merger (see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 143 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Viasystems and TTM); and

•	matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by TTM and Viasystems management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either TTM or Viasystems as an independent company.

In addition to the above risks, Viasystems may be required, under certain circumstances, to pay to TTM a termination fee of $12.8 million, which may materially adversely affect Viasystems’ financial results. TTM may also be required, under certain circumstances, to pay to Viasystems a reverse breakup fee of $40.0 million, which may materially adversely affect TTM’s financial results. Further, TTM and Viasystems could be subject to litigation related to any failure to consummate the Merger or related to any enforcement proceeding commenced against TTM or Viasystems to perform their respective obligations under the Merger Agreement. If the Merger is not consummated, these risks may materialize and may adversely affect TTM’s and Viasystems’ businesses, financial condition, financial results, and stock prices.

TTM’s and Viasystems’ business relationships may be subject to disruption due to uncertainty associated with the Merger.

Parties with which TTM or Viasystems do business may experience uncertainty associated with the proposed Merger, including with respect to current or future business relationships with TTM, Viasystems, or the combined company. TTM’s and Viasystems’ business relationships may be subject to disruption, as customers, distributors, suppliers, vendors, and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than TTM, Viasystems, or the combined company. These disruptions could have an adverse effect on the businesses, financial condition, or results of operations of the combined company, including an adverse effect on TTM’s ability to realize the anticipated benefits of the Merger. The risk and adverse effect of such disruptions could be exacerbated by a delay in consummating the Merger or termination of the Merger Agreement.

Any delay in consummating the Merger may substantially reduce the benefits that TTM expects to obtain from the Merger.

Satisfying the conditions to, and consummation of, the Merger may take longer than, and could cost more than, TTM and Viasystems expect. TTM and Viasystems cannot predict whether or when the conditions to the Merger will be satisfied, and satisfying the conditions to the Merger could delay the effective time of the Merger for a significant period of time or prevent it from occurring. Any delay in consummating the Merger or any additional conditions imposed in order to consummate the Merger may materially adversely affect the synergies and other benefits that TTM expects to achieve if the Merger and the integration of the companies’ respective businesses are completed within the expected timeframe. In addition, each of TTM and Viasystems may terminate the Merger Agreement if the Merger is not consummated by the Outside Date, which is June 21, 2015. However, the Outside Date may be extended at the election of either party to September 21, 2015 if the only unsatisfied conditions to the Merger are those regarding receipt of required antitrust clearances or the CFIUS Approval and the absence of legal restraints attributable to any antitrust or competition laws or Exon-Florio.

TTM may be unable to realize anticipated cost synergies or may incur additional costs.

TTM has identified at least $25 million in pre-tax cost synergies, which are expected to be realized within the first year following consummation of the Merger. TTM expects that these will result from combining the sales and general and administrative functions of the two companies. To realize these synergies, TTM expects to incur costs of approximately $18 million in 2015, of which approximately $1 million will consist of capital expenditures. While TTM’s management believes that these cost synergies are achievable, TTM may be unable to realize all of these cost synergies within the time frame expected or at all. In addition, TTM may incur additional and/or unexpected costs in order to realize these cost synergies.

The integration of Viasystems may present significant challenges to TTM, and although TTM expects the Merger with Viasystems will result in cost savings, synergies, and other benefits to TTM, TTM may not realize those benefits because of difficulties related to integration, the realization of synergies, and other challenges.

TTM and Viasystems have operated and, until consummation of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key TTM or Viasystems employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses or other unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues and potential risks, among others, must be addressed in integrating the operations of Viasystems and TTM in order to realize the anticipated benefits of the Merger so the combined company performs as expected:

•	failure to implement TTM’s business plan for the combined company;

•	combining the businesses of TTM and Viasystems and meeting the capital requirements of the combined company in a manner that permits TTM to achieve the cost savings or revenue synergies anticipated to result from the Merger, the failure of which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls, and other policies, procedures, and processes;

•	costs, including legal and settlement costs, associated with Viasystems’ legal proceedings, and other costs, including legal and settlement costs, associated with Viasystems’ other loss contingencies, in each case whether known or unknown and whether relating to past, present or future facts, events, circumstances, or occurrences, any of which could be materially adverse to the business, results of operations, assets, or financial condition of Viasystems and, following the Merger, the financial position, results of operations, and liquidity of TTM and the ability of TTM to achieve expected benefits of the Merger;

•	potential deterioration in the financial performance of Viasystems, including any potential deviation in results of operations from historical levels;

•	difficulties in the assimilation and retention of employees;

•	demands on management related to the increase in the size of TTM after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	unanticipated changes in applicable laws and regulations;

•	difficulties and risks in the integration of departments and systems (including accounting, health information and management information systems), technologies (including software), books and records and procedures, as well as in maintaining uniform standards and controls (including internal control over financial reporting and related procedures and policies); and

•	other unanticipated issues, expenses, or liabilities that could impact, among other things, TTM’s ability to realize any expected synergies on a timely basis, or at all.

If TTM cannot successfully integrate Viasystems, TTM may experience material negative consequences to its business, financial condition, or results of operations. Successful integration of Viasystems will depend on TTM’s ability to manage these operations, to realize opportunities for revenue growth and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining the two companies, TTM may not be able to achieve the benefits that it hopes to achieve as a result of the Merger.

The Merger may be consummated on different terms from those contained in the Merger Agreement.

Prior to the consummation of the Merger, the parties may, by their mutual agreement, amend or alter the terms of the Merger Agreement, including with respect to, among other things, the Merger Consideration to be received by Viasystems stockholders, assets to be acquired, or any covenants or agreements with respect to the parties’ respective operations during the pendency thereof, except that following adoption of the Merger Agreement by the Viasystems stockholders, no amendment may be made without further stockholder approval which, by law or in accordance with the rules of the Nasdaq Global Market, requires further approval by such stockholders. Any such amendments or alterations may have negative consequences to Viasystems stockholders including, among other things, reducing the cash available for TTM’s or Viasystems’ operations or to meet respective obligations or restricting or limiting assets or operations of either of TTM or Viasystems. Under certain circumstances, Viasystems stockholders may be permitted or required to adopt any such amendments, which could delay the consummation of the Merger and subject Viasystems and TTM to additional expense.

TTM will incur significant transaction and Merger-related costs in connection with the Merger.

TTM expects to incur a number of non-recurring costs associated with combining the operations of the two companies. Most of these non-recurring costs will be comprised of transaction and regulatory costs related to the Merger, including fees paid to financial and legal advisors related to the Merger and related financing arrangements, and employment-related costs. In addition, pursuant to change-in-control provisions in Viasystems’ employment agreements with certain executives, such executives may be entitled to receive change-in-control related payments upon a termination of employment. See “The Merger—Payments to Viasystems Executive Officers Contingent Upon the Merger” beginning on page 110 of this proxy statement/prospectus.

TTM will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. TTM continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Although TTM expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow TTM to offset incremental Merger and integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “—The integration of Viasystems may present significant challenges to TTM, and although TTM expects the Merger with Viasystems will result in cost savings, synergies, and other benefits to TTM, TTM may not realize those benefits because of difficulties related to integration, the realization of synergies, and other challenges.”

TTM will incur substantial additional indebtedness in connection with the Merger.

In connection with the Merger, TTM has received commitments for financing arrangements consisting of a senior secured asset-based revolving facility (the “ABL Facility”) in an aggregate amount of $150 million, and a senior secured term loan B facility (the “Term B Facility” and, together with the ABL Facility, the “Credit Facilities”) in an aggregate amount of $1,115 million. While TTM has obtained a commitment for such financing, it is continuing to evaluate and explore various capital structure options for the ultimate financing structure to be implemented. Any such final documentation will be entered into in connection with the consummation of the Merger. TTM intends to use the aggregate proceeds of the Term B Facility to pay the cash portion of the Merger Consideration to consummate the Merger, to refinance certain existing indebtedness of Viasystems, to refinance certain existing indebtedness of TTM, and to pay the fees and expenses incurred in connection with the Merger. TTM does not presently expect to draw on the ABL Facility. This additional indebtedness of TTM may limit the combined company’s operating flexibility following the Merger and may otherwise strain the combined company’s liquidity and financial condition.

As a result of the Merger, TTM’s goodwill, indefinite-lived intangible assets, and other intangible assets in its consolidated balance sheet will increase. If its goodwill, indefinite-lived intangible assets, or other intangible assets become impaired in the future, TTM would be required to record a material, non-cash charge to earnings, which would also reduce its stockholders’ equity.

Under GAAP, goodwill and indefinite-lived intangible assets are reviewed for impairment on an annual basis (or more frequently if events or circumstances indicate that their carrying value may not be recoverable) and other intangible assets if events or circumstances indicate that their carrying value may not be recoverable. If TTM’s goodwill, indefinite-lived intangible assets, or other intangible assets are determined to be impaired in the future, TTM will be required to record a material, non-cash charge to earnings during the period in which the impairment is determined.

The Merger Agreement contains provisions that limit Viasystems’ ability to pursue alternatives to the Merger, which could discourage a potential acquirer of Viasystems from making an alternative transaction proposal or could result in a competing proposal being at a lower price than it might otherwise be and, in certain circumstances, could require Viasystems to pay TTM a significant termination fee.

The Merger Agreement contains “no shop” provisions that, subject to limited exceptions, require that Viasystems may not (1) solicit, initiate, cause, knowingly facilitate, or encourage the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any acquisition proposal, or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any such inquiries, proposals, discussions or negotiations, or resolve to or publicly propose to take any of the foregoing actions, (2) approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal or enter into any Merger Agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or other similar agreement relating to an acquisition proposal or enter into any letter of intent, agreement or agreement-in-principle requiring Viasystems to abandon, terminate or fail to consummate the Merger or (3) (a) withdraw, modify, or qualify in a manner adverse to TTM or Merger Sub the recommendation of the Viasystems Board or the approval or declaration of advisability by the Viasystems Board of the Merger Agreement and the transactions contemplated thereby (including the Merger) or (b) approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal.

The Merger Agreement also provides that Viasystems will be required to pay a termination fee of $12.8 million to TTM upon termination of the Merger Agreement under certain circumstances. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Viasystems from considering or proposing an acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Viasystems than it might otherwise have proposed to pay.

The opinion delivered by Stifel will not reflect changes in circumstances between the date of such opinion and the completion of the Merger.

The Viasystems Board has not obtained an updated opinion as of the date of this proxy statement/prospectus from Stifel, its financial advisor. Changes in the operations and prospects of Viasystems or TTM, general market and economic conditions and other factors that may be beyond their control, and on which the opinions were based, may alter the value of Viasystems or TTM or the prices of Viasystems common stock or TTM common stock by the time the Merger is consummated. The opinion does not speak as of the time the Merger will be consummated or as of any date other than the date of such opinion. Because Viasystems does not anticipate asking Stifel to update its opinion, the opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to the holders of the Merger Shares as of the date of such opinion. Stifel’s opinion is included as Annex C to this proxy statement/prospectus. For a description of the opinion, please refer to “The Merger—Opinion of Financial Advisor to Viasystems” beginning on page 91 of this proxy statement/prospectus.

Viasystems executive officers and directors have financial interests in the Merger that may be different from, or in addition to, the interests of Viasystems stockholders.

Executive officers of Viasystems negotiated the terms of the Merger Agreement with their counterparts at TTM, and the Viasystems Board unanimously determined that the transactions contemplated by the Merger Agreement, including the Merger, are advisable and fair to, and in the best interests of, Viasystems and its stockholders, approved the Merger Agreement and declared advisable the Merger and unanimously recommended that Viasystems stockholders adopt the Merger Agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Viasystems’ executive officers and directors have financial interests in the Merger that may be different from, or in addition to, the interests of Viasystems stockholders. For a detailed discussion of the special interests that Viasystems’ directors and executive officers may have in the Merger, see “The Merger—Interests of Certain Persons in the Merger” beginning on page 105 of this proxy statement/prospectus.

Risks Related to the Combined Company Following the Merger

The market price of TTM common stock and TTM’s results of operations may be affected by factors different from those affecting the market price of Viasystems common stock and Viasystems’ results of operations.

Viasystems stockholders will be entitled to receive the Merger Consideration, which is partially comprised of TTM common stock and will thus become TTM stockholders upon the consummation of the Merger. TTM’s business is different from that of Viasystems, and TTM’s results of operations, as well as the market price of TTM common stock, may be affected by factors different from those affecting Viasystems’ results of operations and the market price of Viasystems common stock. The market price of TTM common stock may fluctuate significantly following the Merger, including as a result of factors over which TTM has no control. As a result, receiving TTM common stock as part of the Merger Consideration could result in the former Viasystems stockholders losing the value of the investment they had made in Viasystems common stock.

Failure to achieve expected benefits of the Merger and to integrate Viasystems’ operations with TTM’s could adversely affect TTM following the completion of the Merger and the market price of TTM common stock.

Although TTM expects to realize strategic, operational, and financial benefits as a result of the Merger, TTM cannot be certain whether, and to what extent, such benefits will be achieved in the future. In particular, the success of the Merger will depend on achieving efficiencies and cost savings, and no assurances can be given that TTM will be able to do so. For example, costs associated with Viasystems’ legal proceedings and other loss contingencies may be greater than expected. In addition, in order to obtain the benefits of the Merger, TTM must integrate Viasystems’ operations. Such integration may be complex and the failure to do so quickly and effectively may negatively affect earnings.

In addition, the market price of TTM common stock may decline as a result of the Merger if the integration of TTM and Viasystems is unsuccessful, takes longer than expected, or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, or the effect of the Merger on TTM’s financial results is otherwise not consistent with the expectations of financial analysts or investors.

The pro forma financial statements included in this proxy statement/prospectus may not be an indication of the combined company’s financial condition or results of operations following the Merger.

The pro forma financial statements contained in this proxy statement/prospectus are based on various adjustments, assumptions, and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the Merger for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 47 of this proxy statement/prospectus. The actual financial condition and results of operations of the combined company following the Merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of TTM following the Merger.

Viasystems stockholders will have a reduced ownership and voting interest in TTM after the Merger and, as a result, will be able to exert less influence over management.

Following the Merger, each Viasystems stockholder will become a stockholder of TTM with a percentage ownership of TTM after the Merger that is smaller than the stockholder’s percentage ownership of Viasystems. It is expected that the former stockholders of Viasystems as a group will own approximately 15.9% of the outstanding shares of TTM common stock immediately after consummation of the Merger. Because of this, Viasystems stockholders will have substantially less influence on the management and policies of TTM after the Merger than they now have with respect to the management and policies of Viasystems.

TTM may be unable to hire and retain sufficient qualified personnel, and the loss of any of TTM’s key executive officers could adversely affect TTM.

TTM believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated, and qualified managerial and professional personnel, including, following the Merger, key employees of Viasystems. Key employees of TTM or Viasystems may depart for a variety of reasons, including because of issues relating to the difficulty of integration or accelerated retirement as a result of amounts received in connection with the Merger. If key employees of TTM or Viasystems depart, the integration of the companies may be more difficult and the combined company’s business following the Merger may be harmed. Furthermore, TTM may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of TTM or Viasystems, and TTM’s ability to realize the anticipated benefits of the Merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with integrating employees into TTM. Accordingly, no assurance can be given that TTM will be able to attract or retain key employees of TTM and Viasystems to the same extent that those companies have been able to attract or retain their own employees in the past.

The combined company may require additional capital in the future, which may not be available to it on satisfactory terms, if at all.

The combined company will require liquidity to fund its operations and make interest and principal payments on its debt. To the extent that the funds generated by the combined company’s ongoing operations are insufficient to cover its liquidity requirements, it may need to raise additional funds through financings. If the combined company cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, operating results and financial condition could be adversely affected. Any future equity or debt financing may not be available on terms that are favorable to the combined company, if at all.

Other Risk Factors of TTM and Viasystems

TTM’s and Viasystems’ businesses are and will be subject to the risks described above. In addition, TTM and Viasystems are, and will continue to be, subject to the risks described in TTM’s Annual Report on Form 10-K for the fiscal year ended December 30, 2013, and Viasystems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and as updated by their respective subsequent Quarterly Reports on Form 10-Q and any amendments thereto, and their respective Current Reports on Form 8-K, all of which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

A number of the statements made or incorporated by reference in this proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are all statements made or incorporated by reference into this proxy statement/prospectus, other than statements of historical fact. In some cases, forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. These statements include statements regarding the intent, belief, or current expectations of each of TTM and Viasystems and their respective subsidiaries, directors, and officers with respect to, among other things, future events, including the Merger, the respective financial results and financial trends expected to impact each of TTM and Viasystems prior to consummation of the Merger or if the Merger is not consummated, and future events expected to impact TTM thereafter, assuming the Merger is consummated.

Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. While TTM and Viasystems believe these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of TTM and Viasystems. By their nature, forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results may differ materially from the current expectations of TTM and Viasystems depending on a number of factors affecting their businesses and risks associated with the successful execution of the Merger and the integration and performance of their businesses following the Merger. These factors include, but are not limited to, those set forth under “Risk Factors” beginning on page 27 of this proxy statement/prospectus, and those set forth under “Forward-Looking Statements,” “Risk Factors” or any similar heading in the documents incorporated by reference herein, and the following factors:

•	changes in the value of the Merger Consideration due to fluctuations in the price of TTM common stock;

•	risks that conditions to the Merger may not be satisfied and the Merger may not be consummated;

•	the risk that Viasystems stockholders may not adopt the Merger Agreement in a timely manner or at all;

•	the risk that the necessary regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated;

•	risks associated with legal proceedings related to the Merger, which could delay or prevent the completion of the Merger;

•	the impact of the announcement and pendency of the Merger on Viasystems’ stock price, business, financial condition, results of operations, or business prospects;

•	the potential that failure to consummate the Merger could negatively impact the stock price and the future business and financial results of TTM and Viasystems;

•	potential disruption to TTM’s and Viasystems’ business relationships due to uncertainty associated with the Merger;

•	potential delay in consummating the Merger;

•	the incurrence of significant transaction and Merger-related costs;

•	the incurrence by TTM of substantial additional indebtedness in connection with the Merger;

•	fluctuations in TTM’s goodwill, indefinite-lived intangible assets, and other intangible assets in its consolidated balance sheet as a result of the Merger;

•	the risk that Viasystems executive officers and directors have financial interests in the Merger that may be different from, or in addition to, the interests of Viasystems stockholders;

•	the risk of the failure to achieve expected benefits of the Merger and realize anticipated synergies and the failure to integrate Viasystems’ operations with TTM’s operations;

•	the failure of the pro forma financial statements included in this proxy statement/prospectus to be an indication of the combined company’s financial condition or results of operations following the Merger;

•	the reduction in the ownership and voting interest of Viasystems stockholders in TTM after the Merger and, as a result, their decreased influence over management;

•	risks that TTM may be unable to hire and retain sufficient qualified personnel; and

•	risks related to the combined company’s need for additional capital in the future, which may not be available to it on satisfactory terms, if at all.

TTM and Viasystems caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference in this proxy statement/prospectus in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, neither TTM nor Viasystems has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

TTM and Viasystems expressly qualify in their entirety all forward-looking statements attributable to TTM or Viasystems or any person acting on either of their respective behalf by the cautionary statements contained or referred to in this section.

INFORMATION ABOUT TTM

TTM is a leading global provider of time-critical and technologically complex printed circuit board (PCB) products and backplane assemblies (PCBs populated with electronic components), which serve as the foundation of sophisticated electronic products. TTM is the largest PCB manufacturer in North America and one of the largest PCB manufacturers in the world. In 2013, TTM generated approximately $1.4 billion in net sales and ended the year with 16,290 employees worldwide. TTM operates a total of 13 specialized facilities in the United States and China.

TTM focuses on providing time-to-market and advanced technology products and offers a one-stop manufacturing solution to its customers from engineering support to prototype development through final volume production. This one-stop solution allows TTM to align technology development with the diversified needs of its customers, many of whom are based in high growth markets, and to enable them to reduce the time required to develop new products and bring them to market. TTM serves a diversified customer base consisting of over 1,000 customers in various markets throughout the world, including manufacturers of networking/communications infrastructure products, touch screen tablets and smartphones. TTM also serves aerospace and defense, high-end computing, and industrial/medical industries. TTM’s customers include both OEMs and EMS providers.

TTM common stock is listed on NASDAQ under the symbol “TTMI.” TTM was originally incorporated in Washington in 1978 and reincorporated in Delaware in 2005.

Additional information about TTM is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

INFORMATION ABOUT VIASYSTEMS

Viasystems is a technology leader and worldwide provider of complex multi-layer rigid, flexible and rigid-flex PCBs and E-M Solutions. In 2013, Viasystems generated approximately $1.2 billion in net sales and ended the year with 15,057 employees worldwide. PCBs serve as the “electronic backbone” of almost all electronic equipment, and Viasystems’ E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, for which Viasystems also provides custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, and busbars. The products Viasystems manufactures include, or can be found in, a wide variety of commercial products, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety and entertainment, telecommunications switching equipment, data networking equipment, computer storage equipment, semiconductor test equipment, wind and solar energy applications, off-shore drilling equipment, communications applications, flight control systems and complex industrial, medical and other technical instruments. Viasystems’ broad offering of E-M Solutions products and services includes component fabrication, component integration, and final system assembly and testing. These services can be bundled with Viasystems’ PCBs to provide an integrated solution to customers. Viasystems is a supplier to more than 1,000 OEMs and contract electronic manufacturers in numerous end markets.

Viasystems common stock is listed on the Nasdaq Global Market under the symbol “VIAS” and began trading on February 17, 2010. Viasystems was incorporated in Delaware in 1996 under the name Circo Craft Holding Company. Circo Craft Holding Company had no operations prior to its first acquisition in October 1996, when it changed its name to Circo Technologies, Inc. In January 1997, Circo Technologies, Inc. changed its name to Viasystems Group, Inc.

Additional information about Viasystems is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TTM

The following table presents selected historical consolidated financial data for TTM as of and for the fiscal years ended December 30, 2013, December 31, 2012, December 31, 2011, December 31, 2010, and December 31, 2009 and as of June 30, 2014 and for the six months ended June 30, 2014 and July 1, 2013. The statement of operations data for each of the three years ended December 30, 2013, December 31, 2012 and December 31, 2011 and the balance sheet data as of December 30, 2013 and December 31, 2012 have been obtained from TTM’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 30, 2013, which are incorporated by reference into this proxy statement/prospectus. The statement of operations data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 have been obtained from TTM’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference. The statement of operations data for the six months ended June 30, 2014 and July 1, 2013 and the balance sheet data as of June 30, 2014 have been obtained from TTM’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which is incorporated by reference into this proxy statement/prospectus. In the opinion of TTM’s management, the unaudited interim financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair statement of this information.

The information should be read in conjunction with TTM’s consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in TTM’s Annual Report on Form 10-K for the fiscal year ended December 30, 2013, and the unaudited interim condensed consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in TTM’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, which are both incorporated by reference in this proxy statement/prospectus. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Consolidated Statements of Operations Data

(In thousands, except per share amounts)	Six Months Ended		Year Ended
	June 30, 2014	July 1, 2013	December 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Net sales	$589,530	$663,413	$1,368,215	$1,348,668	$1,428,639	$1,179,671	$582,476
Cost of goods sold	512,424	564,226	1,150,372	1,123,669	1,127,326	925,266	479,267

Gross profit	77,106	99,187	217,843	224,999	301,313	254,405	103,209

Operating expenses:
Selling and marketing	17,960	18,749	37,149	35,957	36,891	34,345	26,517
General and administrative	45,178	52,699	105,924	98,005	92,682	79,668	36,548
Amortization of definite-lived intangibles	4,472	4,655	9,332	14,637	17,311	13,678	3,440
Gain on sale of assets	—	(17,917)	(17,917)	—	—	—	—
Restructuring charges	—	—	3,445	—	—	389	5,490
Impairment of long-lived assets	1,845	—	10,782	18,082	48,125	766	12,761
Impairment of goodwill and definite-lived intangibles	—	—	—	200,335	15,184	—	—

Total operating expenses	69,455	58,186	148,715	367,016	210,193	128,846	84,756

Operating income (loss)	7,651	41,001	69,128	(142,017)	91,120	125,559	18,453

Other income (expense):
Interest expense	(12,121)	(12,201)	(24,031)	(25,784)	(26,504)	(22,255)	(11,198)
Loss on extinguishment of debt	(506)	—	(10,743)	(5,527)	—	—	—
Other, net	(3,274)	1,634	5,418	4,956	8,616	5,333	868

Total other expense, net	(15,901)	(10,567)	(29,356)	(26,355)	(17,888)	(16,922)	(10,330)

Income (loss) before income taxes	(8,250)	30,434	39,772	(168,372)	73,232	108,637	8,123
Income tax provision	1,347	(10,129)	(15,879)	(12,728)	(26,005)	(28,738)	(3,266)

Net income (loss)	(6,903)	20,305	23,893	(181,100)	47,227	79,899	4,857
Less: Net (income) loss attributable to the non-controlling interest	—	(2,016)	(2,016)	6,505	(5,359)	(8,368)	—

Net income (loss) attributable to TTM Technologies, Inc. stockholders	$(6,903)	$18,289	$21,877	$(174,595)	$41,868	$71,531	$4,857

Earnings (loss) per share attributable to TTM Technologies, Inc. stockholders:
Basic (loss) earnings per share	$(0.08)	$0.22	$0.27	$(2.13)	$0.52	$1.02	$0.11

Diluted (loss) earnings per share	$(0.08)	$0.22	$0.26	$(2.13)	$0.51	$1.01	$0.11

Weighted-average shares used in computing per share amounts:
Basic	83,130	82,373	82,506	81,800	81,176	70,220	43,080

Diluted	83,130	82,908	83,132	81,800	81,944	70,819	43,579

Consolidated Balance Sheet Data

(In thousands)	As of
	June 30, 2014	December 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$282,043	$330,554	$285,433	$196,052	$216,078	$94,347
Restricted cash	—	—	—	—	—	120,000
Accounts and notes receivable, net	230,165	277,070	301,509	316,568	287,703	89,519
Accounts receivable due from related parties	14,269	13,312	48	—	—	—
Inventories	146,113	138,145	146,012	129,430	135,385	60,153
Prepaid expenses and other current assets	34,633	45,910	32,610	29,484	37,333	18,540

Total current assets	707,223	804,991	765,612	671,534	676,499	382,559
Property, plant and equipment, net	780,445	810,672	833,678	766,800	740,630	88,577
Goodwill and definite-lived intangibles, net	35,299	39,781	49,104	263,828	295,681	29,241
Deposits and other non-current assets	16,773	18,131	28,568	46,907	49,142	42,681

	$1,539,740	$1,673,575	$1,676,962	$1,749,069	$1,761,952	$543,058

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt, including current portion of long-term debt	$96,205	$96,204	$30,004	$120,882	$67,123	$—
Convertible senior notes, net of discount	31,129	—	—	—	—	—
Accounts payable	148,973	192,357	186,745	149,055	154,600	37,867
Accounts payable due to related parties	20,482	19,547	34,520	36,851	50,374	—
Accrued salaries, wages and benefits	35,678	50,040	43,282	48,345	51,107	19,253
Equipment payable	44,529	59,936	44,289	55,099	59,802	—
Other accrued expenses	26,345	39,919	31,040	26,908	35,194	2,327

Total current liabilities	403,341	458,003	369,880	437,140	418,200	59,447

Convertible senior notes, net of discount	193,455	203,735	157,533	151,153	145,283	139,882
Long-term debt	225,701	273,804	370,008	217,365	312,995	—
Related party financing obligation	—	—	—	—	20,399	—
Other long-term liabilities	24,796	32,738	26,711	20,741	32,217	2,812

Total long-term liabilities	443,952	510,277	554,252	389,259	510,894	142,694

Commitments and contingencies
Equity:
Common stock, $0.001 par value; 200,000 shares authorized, number of shares issued and outstanding per period	83	83	82	81	80	43
Additional paid-in capital	583,267	576,644	546,029	535,558	519,051	215,461
Retained earnings	57,369	64,272	45,921	228,661	193,814	122,283
Statutory surplus reserve	18,692	18,692	15,166	7,021	—	—
Accumulated other comprehensive income	33,036	45,604	46,749	37,596	15,310	3,130

Total TTM Technologies, Inc. stockholders’ equity	692,447	705,295	653,947	808,917	728,255	340,917
Non-controlling interest	—	—	98,883	113,753	104,603	—

Total equity	692,447	705,295	752,830	922,670	832,858	340,917

	$1,539,740	$1,673,575	$1,676,962	$1,749,069	$1,761,952	$543,058

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VIASYSTEMS

The following table presents summary historical consolidated financial data for Viasystems and its subsidiaries as of and for the fiscal years ended December 31, 2013, 2012, 2011, 2010, and 2009 and as of June 30, 2014 and for the six months ended June 30, 2014 and 2013. The statement of operations data for each of the three years ended December 31, 2013, December 31, 2012, and December 31, 2011 and the balance sheet data as of December 31, 2013 and December 31, 2012 have been obtained from Viasystems’ audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which are incorporated by reference into this proxy statement/prospectus. The statement of operations data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 have been obtained from Viasystems’ audited consolidated financial statements for such years, which have not been incorporated into this document by reference. The statement of operations data for the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 have been obtained from Viasystems’ unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which is incorporated by reference into this proxy statement/prospectus. In the opinion of Viasystems’ management, the unaudited interim condensed financial data include all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair statement of this information.

The information set forth below should be read in conjunction with Viasystems’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Viasystems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and the unaudited interim condensed consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Viasystems’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, which are both incorporated by reference in this proxy statement/prospectus, and its consolidated financial statements and the notes thereto. For additional information on documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Consolidated Statements of Operations Data

(Dollars in thousands, except per share amounts)	Six Months Ended		Year Ended
	June 30, 2014	June 30, 2013	December 31, 2013	December 31, 2012 (1)	December 31, 2011	December 31, 2010 (1)	December 31, 2009
Net sales	$596,841	$558,493	$1,171,046	$1,159,906	$1,057,317	$929,250	$496,447
Operating expenses:
Cost of goods sold, exclusive of items shown separately below (2)	482,048	451,506	949,496	927,154	837,686	718,710	398,144
Selling, general and administrative (2)	52,291	52,694	100,505	109,460	80,300	77,458	45,073
Depreciation	43,680	43,836	88,060	80,019	65,938	56,372	50,161
Amortization	3,336	3,356	6,715	4,547	1,710	1,710	1,191
Restructuring and impairment (3)	341	—	1,073	19,457	812	8,518	6,626

Operating income (loss)	15,145	7,101	25,197	19,269	70,871	66,482	(4,748)
Other expense (income):
Interest expense, net	23,101	22,458	44,797	42,156	28,906	30,871	34,399
Amortization of deferred financing costs	1,389	1,449	2,898	2,723	2,015	1,994	1,954
Loss on early extinguishment of debt (4)	—	—	—	24,234	—	706	2,357
Other, net	(2,597)	1,689	(5,983)	(419)	1,202	1,233	3,502

(Loss) income before income taxes	(6,748)	(18,495)	(16,515)	(49,425)	38,748	31,678	(46,960)
Income taxes	6,229	5,055	11,095	12,793	8,464	16,082	7,757

Net (loss) income	(12,977)	(23,550)	(27,610)	(62,218)	30,284	15,596	(54,717)
Net income attributable to non-controlling interest	429	274	610	89	1,791	2,044	—
Accretion of Redeemable Class B Senior Convertible preferred stock	—	—	—	—	—	1,053	8,515
Conversion of Mandatory Redeemable Class A Junior preferred stock (5)	—	—	—	—	—	29,717	—
Conversion of Redeemable Class B Senior Convertible preferred stock (5)	—	—	—	—	—	105,021	—

Net (loss) income available to common stockholders	$(13,406)	$(23,824)	$(28,220)	$(62,307)	$28,493	$(122,239)	$(63,232)

Basic (loss) earnings per share	$(0.66)	$(1.19)	$(1.40)	$(3.12)	$1.43	$(6.81)	$(26.18)

Diluted (loss) earnings per share	$(0.66)	$(1.19)	$(1.40)	$(3.12)	$1.42	$(6.81)	$(26.18)

Basic weighted average shares outstanding	20,266,319	20,002,467	20,089,507	19,991,190	19,981,022	17,953,233	2,415,266

Diluted weighted average shares outstanding	20,266,319	20,002,467	20,089,507	19,991,190	20,129,787	17,953,233	2,415,266

(1)	The financial data starting as of and for the year ended December 31, 2012, reflects the acquisition of DDi Corp. on May 31, 2012, and the financial data starting as of and for the year ended December 31, 2010, reflects Viasystems’ recapitalization pursuant to a Recapitalization Agreement dated as of October 6, 2009 (the “Recapitalization Agreement”) and the acquisition of Merix Corporation on February 16, 2010.
(2)	Stock compensation expense included in cost of goods sold and selling, general and administrative expenses for the years ended December 31, 2013, 2012, 2011, 2010, 2009 and for the six months ended June 30, 2014 and 2013 was $9,414, $10,563, $7,697, $2,870, $948, $3,707 and $5,804, respectively.
(3)	Represents restructuring charges taken to downsize and close facilities, and impairment losses related to the write-off of long-lived assets.
(4)	In connection with the repurchase of the Viasystems 2015 Notes in 2012, the repurchase of $105.9 million principal amount of Viasystems’ 10.5% Senior Subordinated Notes due 2011 (the “Viasystems 2011 Notes”) in 2010, the repurchase of $94.1 million principal amount of the Viasystems 2011 Notes, and the termination of Viasystems’ 2006 credit facility in 2009, Viasystems incurred losses on early extinguishment of debt of $24,234, $706 and $2,357, respectively.
(5)	In connection with its acquisition of Merix Corporation, Viasystems’ Mandatory Redeemable Class A Junior preferred stock and Redeemable Class B Senior Convertible preferred stock were reclassified as, and converted into, common stock in February 2010.

Consolidated Balance Sheet Data

(In thousands)	As of
	June 30, 2014	December 31, 2013	December 31, 2012 (1)	December 31, 2011	December 31, 2010 (1)	December 31, 2009
Cash and cash equivalents	$76,461	$54,738	$74,816	$71,281	$103,599	$108,993
Restricted cash (2)	—	—	—	—	—	105,734
Working capital	165,714	108,448	142,879	136,733	134,285	113,608
Total assets	1,147,537	1,118,417	1,106,181	839,249	780,573	657,238

Total debt, including current maturities	635,245	572,895	575,696	226,770	225,397	330,880
Mandatory Redeemable Class A Junior preferred stock (3)	—	—	—	—	—	118,836
Redeemable Class B Senior Convertible preferred stock (3)	—	—	—	—	—	98,327
Stockholders’ equity (deficit)	199,084	212,588	231,857	293,072	257,105	(58,040)

(1)	The financial data starting as of and for the year ended December 31, 2012, reflects the acquisition of DDi Corp. on May 31, 2012, and the financial data starting as of and for the year ended December 31, 2010, reflects the Recapitalization Agreement and the acquisition of Merix Corporation on February 16, 2010.
(2)	Restricted cash of $105,734 as of December 31, 2009, was held in escrow for the redemption of the Viasystems 2011 Notes, which occurred in January 2010.
(3)	In connection with its acquisition of Merix Corporation, Viasystems’ Mandatory Redeemable Class A Junior preferred stock and Redeemable Class B Senior Convertible preferred stock were reclassified as, and converted into, common stock in February 2010.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements and related notes present the condensed combined historical consolidated financial statements of TTM and Viasystems as if the Merger had been consummated at earlier dates. The unaudited pro forma condensed combined balance sheet as of June 30, 2014 gives effect to the Merger as if it had been consummated on June 30, 2014. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2014 and for the year ended December 30, 2013 give effect to the Merger as if it had been consummated on January 1, 2013.

The following unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting with TTM considered the acquirer of Viasystems. Accordingly, the Merger Consideration to be paid in the Merger has been allocated to assets and liabilities and noncontrolling interests of Viasystems based upon their estimated fair values as of the date of consummation of the Merger. Any amount of the Merger Consideration that is in excess of the estimated fair values of assets acquired and liabilities assumed will be recorded as goodwill in TTM’s balance sheet after the consummation of the Merger. As of the date of this proxy statement/prospectus, TTM has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Viasystems assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has TTM identified all adjustments necessary to conform Viasystems’ accounting policies to TTM’s accounting policies. A final determination of the fair value of Viasystems’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Viasystems that exist as of the date of consummation of the Merger and, therefore, cannot be made prior to that date. Additionally, the value of a portion of the Merger Consideration to be paid by TTM to consummate the Merger will be determined based on the trading price of TTM common stock at the time of the consummation of the Merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the following unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on TTM’s historical experience, data that was available through the public domain, and TTM’s limited due diligence review of Viasystems’ business. Until the Merger is consummated, both companies are limited in their ability to share information with the other. Upon consummation of the Merger, valuation work will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the following unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial statements and related notes do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of TTM would have been had the Merger occurred on the dates assumed, nor are they necessarily indicative of TTM’s future consolidated results of operations or consolidated financial position. The unaudited pro forma condensed combined financial statements are based upon currently available information and estimates and assumptions that TTM believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the consummation of the Merger.

The historical financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) expected to have a continuing impact on the combined financial operating results of TTM and Viasystems. The unaudited pro forma condensed combined financial statements do not reflect (1) any operating efficiencies, cost savings, or revenue enhancements that may be achieved by the combined companies, and (2) certain nonrecurring expenses, such as potential restructuring charges, expected to be incurred within the first twelve months after the Merger. It also assumes that TTM will finance the Merger through existing cash on hand at June 30, 2014 and the net proceeds from a $1.115 billion term loan.

Upon consummation of the Merger, TTM will review Viasystems’ accounting policies to determine if it may be necessary to harmonize any differences in policies. These unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies, although TTM does not believe the impact of these harmonization adjustments will be material.

The following unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of TTM and Viasystems incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

TTM operates on a 52 or 53 week year ending on the Monday nearest December 31. Viasystems uses a calendar accounting fiscal period. For 2013, TTM’s accounting period ended December 30, 2013, while Viasystems’ accounting period ended December 31, 2013. No pro forma adjustments were made to reconcile the accounting periods, as TTM believes that the one-day difference is immaterial to the presentation of the operating results of the combined company.

Certain reclassifications have been made to Viasystems’ historical amounts to conform to TTM’s presentation.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2014

	TTM	Viasystems	Pro Forma Adjustments	Note		Pro Forma Combined
	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$282.0	$76.5	$(246.2)	(a	)	$169.3
			1,115.0	(b	)
			(953.2)	(c	)
			(104.8)	(d	)
Accounts receivable, net	230.2	212.0				442.2
Accounts receivable due from related parties	14.3	—				14.3
Inventories	146.1	134.8	14.0	(e	)	294.9
Prepaid expenses and other current assets	34.6	35.3				69.9

Total current assets	707.2	458.6	(175.2)			990.6

Property, plant and equipment, net	780.4	429.4				1,209.8
Goodwill	12.1	151.3	77.4	(f	)	240.8
Definite-lived intangibles, net	23.2	92.9	86.8	(g	)	202.9
Deposits and other non-current assets	16.8	15.3	21.8	(d	)	53.9

Total assets	$1,539.7	$1,147.5	$10.8			$2,698.0

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$149.0	$174.6				$323.6
Convertible senior notes, net	31.1	—				31.1
Short-term debt, including current portion of long-term debt	96.2	21.2	$11.2	(b	)	11.2
			(117.4)	(c	)
Account payable due to related parties	20.5	—				20.5
Equipment payable	44.5	—				44.5
Accrued expenses and other current liabilities	62.0	97.0	10.0	(h	)	169.6
			0.6	(i	)

Total current liabilities	403.3	292.8	(95.6)			600.5

Convertible senior notes, net	193.5	—				193.5
Long-term debt	225.7	614.1	1,103.8	(b	)	1,103.8
			(839.2)	(c	)
			(0.6)	(i	)
Other long-term liabilities	24.8	41.5				66.3

Total long-term liabilities	444.0	655.6	264.0			1,363.6

Stockholders’ equity:
Common stock	0.1	0.2	—	(j	)	0.1
			(0.2)	(k	)
Additional paid-in-capital	583.2	2,397.4	106.4	(j	)	689.6
			(2,397.4)	(k	)
Noncontrolling interest	—	3.4				3.4
Retained earnings (deficit)	57.4	(2,206.7)	(68.3)	(d	)	(10.9)
			2,206.7	(k	)
Statutory surplus reserves	18.7	—				18.7
Accumulated other comprehensive income	33.0	4.8	(4.8)	(k	)	33.0

Total stockholders’ equity	692.4	199.1	(157.6)			733.9

Total liabilities and stockholders’ equity	$1,539.7	$1,147.5	$10.8			$2,698.0

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six months ended June 30, 2014

	TTM	Viasystems	Pro Forma Adjustments	Note		Pro Forma Combined
		(In millions, except per share amounts)
Net sales	$589.5	$596.8				$1,186.3
Cost of goods sold	512.4	482.0	$39.3	(l	)	1,033.7

Gross profit	77.1	114.8	(39.3)			152.6

Operating expenses:
Selling, general and administrative	63.1	52.3	4.4	(l	)	119.8
Depreciation	—	43.7	(43.7)	(l	)	—
Amortization of definite-lived intangibles	4.5	3.4	9.4	(m	)	17.3
Restructuring charges	—	0.3				0.3
Impairment of long-lived assets	1.8	—				1.8

Total operating expenses	69.4	99.7	(29.9)			139.2

Operating income	7.7	15.1	(9.4)			13.4

Other income (expense):
Interest expense	(12.1)	(24.5)	1.8	(n	)	(34.8)
Loss on Extinguishment of debt	(0.5)	—				(0.5)
Other, net	(3.3)	2.6				(0.7)

Total other expense, net	(15.9)	(21.9)	1.8			(36.0)

Loss before income tax	(8.2)	(6.8)	(7.6)			(22.6)
Income tax benefit (provision)	1.3	(6.2)	2.9	(o	)	(2.0)

Net loss	(6.9)	(13.0)	(4.7)			(24.6)
Net income attributable to noncontrolling interests	—	(0.4)	—			(0.4)

Net loss attributable to stockholders	$(6.9)	$(13.4)	$(4.7)			$(25.0)

Earnings per share attributable to stockholders:
Basic loss per share	$(0.08)	$(0.66)		(p	)	$(0.25)

Diluted loss per share	$(0.08)	$(0.66)		(p	)	$(0.25)

Weighted average common shares outstanding for earnings per share:
Basic	83.1	20.3	(20.3)	(p	)	98.4
			15.3	(p	)
Diluted	83.1	20.3	(20.3)	(p	)	98.4
			15.3	(p	)

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 30, 2013

	TTM	Viasystems	Pro Forma Adjustments	Note		Pro Forma Combined
		(In millions, except per share amounts)
Net sales	$1,368.2	$1,171.0				$2,539.2
Cost of goods sold	1,150.4	949.5	$79.2	(l	)	2,179.1

Gross profit	217.8	221.5	(79.2)			360.1

Operating expenses:
Selling, general and administrative	143.1	100.5	8.8	(l	)	252.4
Depreciation	—	88.0	(88.0)	(l	)	—
Amortization of definite-lived intangibles	9.3	6.7	19.0	(m	)	35.0
Gain on sale of assets	(17.9)	—				(17.9)
Restructuring charges	3.4	1.1				4.5
Impairment of long-lived assets	10.8	—				10.8

Total operating expenses	148.7	196.3	(60.2)			284.8

Operating income	69.1	25.2	(19.0)			75.3

Other income (expense):
Interest expense	(24.0)	(47.7)	3.1	(n	)	(68.6)
Loss on extinguishment of debt	(10.7)	—				(10.7)
Other, net	5.4	6.0				11.4

Total other expense, net	(29.3)	(41.7)	3.1			(67.9)

Income (loss) before income tax	39.8	(16.5)	(15.9)			7.4
Income tax provision	(15.9)	(11.1)	5.9	(o	)	(21.1)

Net income (loss)	23.9	(27.6)	(10.0)			(13.7)
Net income attributable to noncontrolling interests	(2.0)	(0.6)	—			(2.6)

Net income (loss) attributable to stockholders	$21.9	$(28.2)	$(10.0)			$(16.3)

Earnings per share attributable to stockholders:
Basic earnings (loss) per share	$0.27	$(1.40)		(p	)	$(0.17)

Diluted earnings (loss) per share	$0.26	$(1.40)		(p	)	$(0.17)

Weighted average common shares outstanding for earnings per share:
Basic	82.5	20.1	(20.1)	(p	)	97.8
			15.3	(p	)
Diluted	83.1	20.1	(20.1)	(p	)	97.8
			15.3	(p	)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Presentation

On September 22, 2014, TTM announced the proposed Merger. Under the terms of the Merger, Viasystems stockholders will receive approximately $246.2 million in cash and approximately 15,339,000 shares of TTM common stock. Additionally, in connection with the consummation of the Merger, TTM will assume (and as described in the section entitled “The Merger—Financing for the Merger” beginning on page 114 of this proxy statement/prospectus, expects to refinance) Viasystems’ debt, which was approximately $631.3 million, net of premiums, as of June 30, 2014.

The preliminary purchase price of the Merger is approximately $983.9 million, estimated as follows (in millions):

Value of TTM common stock to be issued	$106.4
Cash consideration	246.2
Assumption of Viasystems debt	631.3

Total	$983.9

Under the acquisition method of accounting, the purchase price will be allocated to the assets and liabilities of Viasystems based on the estimated fair value of assets acquired and liabilities assumed at the date of consummation of the Merger. The preliminary allocation of the purchase price is summarized below (in millions):

Current assets	$472.5
Property, plant, and equipment	429.4
Identifiable intangible assets, substantially all of which are customer relationships	179.7
Goodwill	228.7
Other assets	0.7
Current liabilities	(282.2)
Noncontrolling interest	(3.4)
Other liabilities	(41.5)

Total	$983.9

The value of the shares of TTM common stock used in determining the purchase price was $6.94 per share, the closing price of TTM common stock on November 4, 2014. If TTM’s stock price were to increase or decrease by $1.00, the purchase price would change by approximately $15.3 million; however, the number of shares of TTM common stock and the amount of cash TTM pays in the Merger would not change.

The determination of the allocation of the purchase price is preliminary, as the proposed Merger has not yet been consummated and additional information and analysis will be required to finalize the purchase price allocation. The final determination of the purchase price allocation will be based on the fair value of assets acquired, including fair values of other identifiable intangibles and the fair value of liabilities assumed and noncontrolling interests as of the date that the Merger is consummated. The excess purchase price over the fair value of identifiable assets acquired, liabilities assumed, and noncontrolling interests is allocated to goodwill.

The final determination of the purchase price allocation is expected to be completed as soon as practicable following consummation of the Merger. The final amounts allocated to assets acquired, liabilities assumed, and noncontrolling interests could materially differ from the information presented in the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements—(Continued)

Note 2. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect estimated preliminary amounts for (1) the purchase price, (2) Viasystems’ net tangible and intangible assets at an amount equal to the preliminary estimates of their fair values, (3) amortization expense related to the estimated amortizable intangible assets, (4) the issuance of debt and related interest expense, and (5) the income tax effect related to the pro forma adjustments.

There were no intercompany balances or transactions between TTM and Viasystems as of the dates and for the periods of these unaudited pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had TTM and Viasystems filed consolidated income tax returns during the periods presented. The pro forma combined provision for income taxes assumes the deferred income tax liability related to purchase price basis adjustments will be fully offset by existing Viasystems deferred tax assets via the partial release of the valuation allowance. The pro forma combined provision for income taxes also does not include the impact of potential reversals of the valuation allowance for deferred tax assets of Viasystems and TTM. The final determination of the Viasystems and TTM valuation allowance is dependent upon procedures that have yet to commence; therefore, the final amounts recorded at the date of consummation of the Merger could be material. TTM is currently unable to estimate the impact of the deferred tax liability for international jurisdictions.

The unaudited pro forma condensed combined financial statements do not include liabilities that may result from integration activities because such liabilities are not presently estimable. Liabilities ultimately may be recorded for severance costs for employees, costs of vacating certain facilities, or other costs associated with exiting activities that would affect the pro forma financial statements. TTM and Viasystems are in the process of making these assessments, and estimates of these liabilities are not currently known.

TTM has not identified any material pre-acquisition contingencies deemed probable and that can be reasonably estimated. Prior to the final purchase price allocation, if information becomes available that would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

For purposes of these unaudited pro forma condensed combined financial statements, TTM has included as a component of the total Merger Consideration the amount in cash to be paid and the number of shares of TTM common stock to be issued in settlement of any employee share-based payment awards which will be deemed to automatically vest immediately prior to the effective time of the Merger. The applicable amounts have been calculated in accordance with the process discussed in greater detail under “The Merger—Equity and Performance Cash Awards Held by Executive Officers and Directors” beginning on page 106 of this proxy statement/prospectus. The final determination of the amounts paid with respect to such share-based payment awards to be attributed to pre-combination services or post-combination services is dependent upon procedures that have yet to commence; therefore, the final amounts recorded at the date of consummation of the Merger may differ from the information presented herein, and such differences could be material.

For purposes of this unaudited pro forma condensed combined financial information, TTM has assumed the carrying value of property, plant, and equipment approximates fair value. The final determination of fair value is dependent upon procedures and other studies that have yet to commence; therefore the final amounts recorded at the date of consummation of the Merger may differ from the information presented herein, and such differences could be material.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements—(Continued)

Pro Forma Condensed Combined Balance Sheet Adjustments

(a)	Reflects the transfer of cash and cash equivalents to finance the cash component of the Merger Consideration.

(b)	Reflects the receipt of borrowings in the amount of $1,115.0 million consisting of term loan debt.

(c)	Reflects the use of the borrowing proceeds to (1) pay in full the $631.3 million, which is the estimated fair value of Viasystems’ outstanding borrowings, and (2) refinance $321.9 million of TTM outstanding borrowings. For pro forma purposes, reflects the assumption that the repayment of existing debt will be contractually required.

(d)	Reflects the use of cash and cash equivalents to pay estimated transaction costs, costs to refinance Viasystems’ outstanding debt, and debt issuance costs. Specifically:

•	Estimated transaction costs in the amount of $27.8 million, which consist primarily of investment banker fees, legal fees, and other professional fees.

•	Estimated refinancing costs in the amount of $39.0 million. The refinancing costs will be expensed as incurred. For pro forma purposes, reflects the assumption that the payment of the refinancing costs will be contractually required.

•	Estimated debt issuance costs of $38.0 million for the new borrowing facility which are expected to be capitalized and reflected as a component of non-current assets in the unaudited pro forma condensed combined balance sheet.

Additionally, the incremental debt issuance costs are comprised of the estimated new borrowing facility debt issuance mentioned above, less historical debt issuance costs of $14.7 million for Viasystems and $1.5 million for TTM. The TTM portion of historical debt issuance costs will be expensed.

(e)	Reflects adjustment of the historical Viasystems inventories to estimated fair value. Because this adjustment is directly attributable to the Merger and would not have an ongoing impact, it is not reflected in the unaudited pro forma condensed combined statements of operations. However, this inventory adjustment would impact cost of goods sold within the first 12 months after the effective date of the Merger and would thereby reduce gross margin.

(f)	Reflects the net addition of goodwill of $77.4 million to record goodwill of $228.7 million as a result of the acquisition less the historical Viasystems goodwill of $151.3 million.

(g)	Reflects the estimated fair value of Viasystems identifiable intangible assets acquired (substantially all of which are expected to be customer relationships) of $179.7 million as a result of the acquisition, less the Viasystems historical net intangible assets of $92.9 million.

(h)	Reflects the employment contract obligations related to a change in control for Viasystems’ senior management, which is assumed to be paid within twelve months.

(i)	Represents capital lease obligations included as a component of long-term debt, which has been reclassified to a component of other accrued liabilities for presentation purposes only.

(j)	Reflects the estimated fair value of TTM common stock to be issued as part of the Merger Consideration.

(k)	Reflects the elimination of historical Viasystems retained earnings and other equity accounts.

Pro Forma Condensed Combined Statement of Operations Adjustments

(l)	Reflects the reclassification of Viasystems’ depreciation expense from total operating expenses to cost of goods sold and selling, general and administrative expense in order to conform to TTM’s presentation. The allocation of depreciation expense was estimated based on asset types and manufacturing use over their estimated useful lives.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements—(Continued)

(m)	Reflects incremental amortization of $9.4 million for the six months ended June 30, 2014 and $19.0 million for the year ended December 30, 2013 for identified intangible assets based on the estimated fair values to be assigned to these assets as of consummation of the Merger. Substantially all of the intangible assets are expected to consist of customer relationships and, as a result, preliminary amortization expense was estimated to be recognized over 7 years on a straight-line basis for pro forma purposes.

Assuming an aggregate weighted average useful life of 7 years, and the amortization methods discussed above, for every additional $1.0 million allocated to identified intangible assets, pre-tax earnings would decrease by $0.1 million for both the six months ended June 30, 2014 and the year ended December 30, 2013.

(n)	Reflects a reduction in interest expense of $1.8 million for the six months ended June 30, 2014 and $3.1 million for the year ended December 30, 2013, which includes commitment fees on the unused portion of the borrowing facility and the amortization of debt issuance costs of $0.3 million and $2.8 million for the six months ended June 30, 2014, respectively, and $0.6 million and $5.6 million for the year ended December 30, 2013, respectively. The reduction in interest expense is due to new borrowings of $1,115.0 million at a rate of LIBOR floor plus 3.5%, or approximately 4.5%, obtained to pay off the historical Viasystems debt and $321.9 million of TTM debt. Historical interest expense related to the TTM debt was $5.5 million and $11.8 million for the six months ended June 30, 2014 and the year ended December 30, 2013, respectively.

Historical Viasystems debt and $321.9 million of TTM debt consist of senior secured notes and bank loans at varying interest rates. For purposes of these pro forma condensed combined financial statements, estimated maturities of total pro forma combined long-term debt are as follows: $11.2 million for each of the years 1 through 6 and the remaining outstanding balance due at maturity. The effect of a 1/8th percentage point variance in the interest rate on pre-tax earnings would be $0.7 million for the six months ended June 30, 2014 and $1.4 million for the year ended December 30, 2013.

(o)	Represents the income tax effect of unaudited pro forma condensed combined statement of operations adjustments using an estimated statutory tax rate of 37.5% for the six months ended June 30, 2014 and for the year ended December 30, 2013, for adjustments to amortization and interest expense.

(p)	Represents the elimination of historical Viasystems weighted average common shares outstanding and the addition of shares of TTM common stock that will be issued in connection with the acquisition of Viasystems.

Pro forma basic loss per share is calculated by dividing the pro forma combined net loss by the pro forma basic weighted average shares outstanding. Pro forma diluted loss per share is calculated by dividing the pro forma combined net loss by the pro forma diluted weighted shares outstanding. A reconciliation of the shares used to calculate TTM’s historical basic and diluted earnings (loss) per share to shares used to calculate the pro forma basic and diluted loss per share is as follows (in millions):

Basic and Diluted	Six Months Ended June 30, 2014	Year Ended December 30, 2013
Shares used to calculate TTM’s historical earnings (loss) per share	83.1	82.5
Shares issued in connection with the acquisition of Viasystems	15.3	15.3

Shares used to calculate pro forma loss per share	98.4	97.8

COMPARATIVE PER SHARE DATA

The following table shows, for the 2013 fiscal year and the six months ended June 30, 2014, historical and pro forma equivalent per share data for Viasystems common stock and historical and pro forma combined per share data for TTM common stock. The information in the table is derived from each of Viasystems’ and TTM’s respective historical consolidated financial statements incorporated by reference herein, as well as the unaudited pro forma condensed combined financial information included elsewhere herein. The pro forma equivalent per share data and the pro forma combined per share data assume that TTM, a registrant with a fiscal year that ends on the Monday nearest December 31, acquired Viasystems, with a fiscal year that ends on December 31, and are to be read as if the Merger has been consummated.

The pro forma equivalent information shows the effect of the Merger from the perspective of an owner of Viasystems common stock. The information was computed by multiplying the pro forma combined income from continuing operations per share for the year ended December 30, 2013 for TTM and December 31, 2013 for Viasystems, respectively, and the six months ended June 30, 2014 for both TTM and Viasystems, and pro forma combined book value per share as of June 30, 2014 by the exchange ratio of the stock portion of the Merger Consideration of 0.706 of a share of TTM common stock for each share of Viasystems common stock. These computations exclude any potential benefit to Viasystems stockholders from receiving any amount of cash as a component of the Merger Consideration.

The pro forma combined data below is presented for illustrative purposes only. The pro forma adjustments to the statement of income data are based on the assumption that the Merger was consummated on January 1, 2013, and the pro forma adjustments to the balance sheet data are based on the assumption that the Merger was consummated on June 30, 2014.

Either company’s actual historical financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of TTM after the completion of the Merger.

You should read the information below together with the historical consolidated financial statements and related notes of each of TTM and Viasystems, which are incorporated by reference in this proxy statement/prospectus, and with the information under the heading “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 47 of this proxy statement/prospectus.

	Viasystems Common Stock		TTM Common Stock
	Historical	Pro Forma Equivalent	Historical	Pro Forma Combined
Income (Loss) from Continuing Operations Per Share
Basic
Year Ended December 30, 2013 (TTM) and December 31, 2013 (Viasystems)	$(1.40)	$(0.12)	$0.27	$(0.17)
Six Months Ended June 30, 2014	$(0.66)	$(0.18)	$(0.08)	$(0.25)
Diluted
Year Ended December 30, 2013 (TTM) and December 31, 2013 (Viasystems)	$(1.40)	$(0.12)	$0.26	$(0.17)
Six Months Ended June 30, 2014	$(0.66)	$(0.18)	$(0.08)	$(0.25)
Book Value Per Share
June 30, 2014	$9.52	$5.25	$8.31	$7.44

COMPARATIVE MARKET VALUE OF COMMON STOCK

TTM common stock is listed for trading on NASDAQ under the symbol “TTMI” and Viasystems common stock is listed for trading on the Nasdaq Global Market under the symbol “VIAS.” The following table shows the closing prices per share of TTM common stock and Viasystems common stock as reported on September 19, 2014, the final trading day prior to the public announcement of the Merger, and on November 4, 2014, the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows the implied value of the Merger Consideration for each share of Viasystems common stock, which was calculated by multiplying the closing price of TTM common stock on the relevant date by the exchange ratio of the stock portion of the Merger Consideration of 0.706 of a share of TTM common stock for each share of Viasystems common stock, and adding the per share cash consideration of $11.33, without interest.

	Closing Price of TTM Common Stock	Closing Price of Viasystems Common Stock	Implied Value of Merger Consideration
As of September 19, 2014	$7.27	$11.70	$16.46
As of November 4, 2014	$6.94	$15.84	$16.23

The market price of TTM common stock and Viasystems common stock will fluctuate prior to the Viasystems Special Meeting and before the Merger is consummated, which will affect the implied value of the Merger Consideration paid to Viasystems stockholders.

COMPARATIVE STOCK PRICES AND DIVIDENDS

The following table presents trading information for shares of TTM and Viasystems common stock on September 19, 2014, the final trading day prior to the public announcement of the Merger, and on November 4, 2014, the latest practicable date prior to the date of this proxy statement/prospectus.

	Viasystems Common Stock			TTM Common Stock
Date	High	Low	Close	High	Low	Close
September 19, 2014	$12.00	$11.57	$11.70	$7.44	$7.18	$7.27
November 4, 2014	$16.01	$15.83	$15.84	$7.05	$6.93	$6.94

For illustrative purposes, the following table provides Viasystems equivalent per share information on each of the specified dates. Viasystems equivalent per share information refers to the value of the Merger Consideration to be received per share of Viasystems common stock, and is calculated as the sum of $11.33 plus the value of 0.706 of a share of TTM common stock as reported by NASDAQ on such specified dates.

	Viasystems Equivalent per Share Information
Date	High	Low	Close
September 19, 2014	$16.58	$16.40	$16.46
November 4, 2014	$16.31	$16.22	$16.23

Market Prices and Dividend Data

The following table sets forth the high and low sales prices (including intraday prices) of Viasystems and TTM common stock as reported by the Nasdaq Global Market and NASDAQ, respectively, and the cash dividends declared per share in respect of the common stock of each company, for the calendar quarters indicated.

	Viasystems Common Stock			TTM Common Stock
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2012:
First Quarter	$19.73	$16.45	—	$13.75	$10.30	—
Second Quarter	$22.85	$15.50	—	$12.10	$8.55	—
Third Quarter	$19.71	$14.71	—	$11.01	$8.56	—
Fourth Quarter	$17.70	$8.44	—	$10.23	$8.30	—

2013:
First Quarter	$16.00	$11.01	—	$9.56	$7.28	—
Second Quarter	$13.97	$10.40	—	$8.75	$6.53	—
Third Quarter	$20.06	$11.00	—	$10.53	$8.68	—
Fourth Quarter	$16.45	$12.00	—	$10.91	$7.51	—

2014:
First Quarter	$13.98	$11.55	—	$8.75	$7.33	—
Second Quarter	$13.30	$9.52	—	$8.49	$7.24	—
Third Quarter	$16.79	$9.75	—	$8.44	$6.72	—
Fourth Quarter (1)	$16.01	$14.81	—	$7.10	$5.59	—

(1)	Fourth quarter data is presented through November 4, 2014, the last practicable trading day before the date of this proxy statement/prospectus.

Viasystems has paid no dividends since its inception, and does not anticipate paying any cash dividends on its common stock in the foreseeable future. However, Viasystems’ subsidiary in China with a non-controlling interest will continue to make required distributions to the non-controlling interest holder.

TTM does not anticipate the payment of any cash dividends in the foreseeable future; however, any such future payments will be at the discretion of the TTM board of directors (the “TTM Board”) and will depend upon TTM’s results of operations, earnings, capital requirements, contractual restrictions (including covenants contained in TTM’s debt instruments) and other factors deemed relevant by the TTM Board.

The Merger Agreement restricts the ability of TTM and Viasystems to declare or pay dividends prior to the consummation of the Merger.

THE VIASYSTEMS SPECIAL MEETING

This proxy statement/prospectus is being provided to Viasystems stockholders as part of a solicitation of proxies by the Viasystems Board for use at the Viasystems Special Meeting. This proxy statement/prospectus contains important information regarding the Viasystems Special Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote, and voting procedures.

This proxy statement/prospectus is being first mailed on or about November 10, 2014 to all stockholders of record of Viasystems as of November 6, 2014, the record date for the Viasystems Special Meeting. Stockholders of record who owned Viasystems common stock at the close of business on the record date are entitled to receive notice of, attend, and vote at the Viasystems Special Meeting. On the record date, there were 20,921,111 shares of Viasystems common stock outstanding.

Date, Time and Place of the Special Meeting	The Viasystems Special Meeting will be held at 7:30 a.m. (Central Time) on December 16, 2014 at the Sheraton Clayton Plaza Hotel, located at 7730 Bonhomme Avenue, St. Louis, Missouri 63105.

Proposals at the Special Meeting	At the Viasystems Special Meeting, Viasystems stockholders will be asked to vote on the following proposals:

•	Proposal 1. To adopt the Merger Agreement.

•	Proposal 2. To approve, on a non-binding, advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger.

•	Proposal 3. To approve any proposal made by the Chairman of the Viasystems Board to adjourn the Viasystems Special Meeting (1) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus that is required by applicable legal requirements is timely provided to Viasystems stockholders, (2) if, as of the time for which the Viasystems Special Meeting is originally scheduled, there are insufficient shares of Viasystems common stock represented at the Viasystems Special Meeting, in person or by proxy, to constitute a quorum, or (3) to solicit additional proxies if there are insufficient votes at the time of the Viasystems Special Meeting to approve the proposal to adopt the Merger Agreement.

The Viasystems Board unanimously recommends that you vote “FOR” each of these proposals.

Shares Entitled to Vote	As a stockholder of Viasystems, you have a right to vote on certain matters affecting Viasystems. The proposals that will be presented at the Viasystems Special Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. Each share of Viasystems common stock that you own at the close of business on the record date entitles you to one vote on each proposal presented at the Viasystems Special Meeting.

Quorum Requirement

Holders of a majority of the outstanding shares of Viasystems common stock entitled to vote as of the record date must be present, in person or by proxy, at the Viasystems Special Meeting to constitute a quorum and to conduct business at the Viasystems Special Meeting. Your shares are counted as present if you attend the Viasystems Special Meeting in person or properly vote by telephone, over the Internet, or by submitting a properly executed proxy card by mail. Abstentions will be counted as present for the purpose of determining a quorum.

Votes Required for the Proposals	Proposal 1. Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Viasystems common stock outstanding on the record date.

Proposal 2. Approval, on a non-binding, advisory basis, of the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting.

Proposal 3. Approval of any proposal made by the Chairman of the Viasystems Board to adjourn the Viasystems Special Meeting (1) to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Viasystems stockholders, (2) if there are insufficient shares of Viasystems common stock represented at the Viasystems Special Meeting to constitute a quorum, or (3) to solicit additional proxies to approve the proposal to adopt the Merger Agreement, requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting.

Methods of Voting—Stockholders of Record	If you are a Viasystems stockholder of record, you may vote by mail, by telephone, over the Internet or in person at the Viasystems Special Meeting. Votes submitted by mail, by telephone, or over the Internet must be received by 11:59 p.m., Eastern Time, on December 15, 2014.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Viasystems Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Viasystems Special Meeting so that your shares will be voted if you are ultimately unable to attend the Viasystems Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Voting by Telephone or over the Internet. To vote by telephone or over the Internet, please follow the instructions included on your proxy card. If you vote by telephone or over the Internet, you do not need to complete and mail a proxy card.

Voting in Person at the Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Viasystems Special

Meeting. If you attend the Viasystems Special Meeting and plan to vote in person, Viasystems will provide you with a ballot at the Viasystems Special Meeting.

Voting Instructions for Viasystems Retirement Savings Plan Participants. If you are a participant in Viasystems’ Retirement Savings Plan (the “401(k) Plan”) and a portion of your 401(k) Plan account is invested in shares of Viasystems common stock, your proxy represents all shares you own through the 401(k) Plan. Your proxy will serve as voting instructions for the trustee of the 401(k) Plan who will vote your shares on your behalf. If you own shares through the 401(k) Plan and you do not instruct the 401(k) Plan trustee on how to vote your shares, the investment committee for the 401(k) Plan will vote those shares in its sole discretion. We encourage you to provide instructions to the trustee regarding the voting of your shares. Instructions provided by telephone or the Internet must be received by 11:59 p.m., Eastern Time, on December 15, 2014.

Methods of Voting—Beneficial Owners	If your shares are held in an account at a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in “street name,” and this proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Viasystems Special Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank, or other nominee provides you along with this proxy statement/prospectus. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares to be able to vote in person at the Viasystems Special Meeting.

Attending the Special Meeting	Stockholders of record, or their duly authorized proxies, may attend the Viasystems Special Meeting. To gain admittance, you must present valid picture identification, such as a driver’s license or passport. If you hold shares in “street name” (through a broker, bank, or other nominee) and wish to attend the Viasystems Special Meeting, you will also need to bring a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date. If you are a representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are a representative of such stockholder.

Please note that use of cameras, recording devices, and other electronic devices will not be permitted at the Viasystems Special Meeting.

Voting Instructions	If you are a stockholder of record and return a proxy card but do not provide specific voting instructions, your shares will be voted on the proposals as follows:

•	“FOR” the adoption of the Merger Agreement;

•	“FOR” the approval, on a non-binding, advisory basis, of the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger; and

•	“FOR” the approval of any proposal made by the Chairman of the Viasystems Board to adjourn the Viasystems Special Meeting (1) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Viasystems stockholders, (2) if, as of the time for which the Viasystems Special Meeting is originally scheduled, there are insufficient shares of Viasystems common stock represented at the Viasystems Special Meeting, in person or by proxy, to constitute a quorum, or (3) to solicit additional proxies if there are insufficient votes at the time of the Viasystems Special Meeting to approve the proposal to adopt the Merger Agreement.

If other matters properly come before the Viasystems Special Meeting and you do not provide specific voting instructions, your shares will be voted in the discretion of the persons named as proxies.

Abstentions	A vote to “abstain” on any of the proposals included in this proxy statement/prospectus will have the same effect as a vote against the proposal.

Failure to Vote Shares	A failure to vote your shares pursuant to one of the methods described above will have the same effect as a vote against the proposal to adopt the Merger Agreement and will have no effect on the proposal to approve, on a non-binding, advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger or the proposal to approve any adjournment of the Viasystems Special Meeting.

Shares Held in Street Name

In general, if your shares are held in street name and you do not instruct your broker on a timely basis on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Viasystems Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Viasystems Special Meeting.

Revoking Your Proxy	If you are a Viasystems stockholder of record, you may revoke your proxy at any time before it is voted at the Viasystems Special Meeting. To revoke your proxy, you must:

•	enter a new vote by telephone or over the Internet by 11:59 p.m., Eastern Time, on December 15, 2014;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on December 15, 2014;

•	provide written notice of the revocation to Viasystems’ Secretary at: Viasystems Group, Inc., Attention: Daniel J. Weber, Secretary, 101 South Hanley Road, St. Louis, Missouri 63105, which must be received by 11:59 p.m., Eastern Time, on December 15, 2014; or

•	attend the Viasystems Special Meeting and vote in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank, or other nominee, you should follow the instructions of your bank, broker, or other nominee regarding the revocation of proxies.

Solicitation of Proxies	Viasystems will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing, and distribution of the proxy materials. Viasystems has hired D.F. King & Co., Inc. to assist in the distribution and solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger, or via the Internet. In addition to D.F. King & Co., Inc.’s estimated proxy solicitation fee of $7,500.00 plus reasonable out-of-pocket expenses for this service, Viasystems will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers, and employees of Viasystems may also solicit proxies in person, by telephone, or by other means of communication. Directors, officers, and employees of Viasystems will not be paid any additional compensation for soliciting proxies.

DO NOT SEND IN ANY VIASYSTEMS STOCK CERTIFICATES WITH YOUR PROXY CARD.

As described under “The Merger—Exchange of Shares of Viasystems Common Stock” beginning on page 118 of this proxy statement/prospectus, Viasystems stockholders will be sent materials for exchanging Viasystems common stock shortly after consummation of the Merger.

BENEFICIAL STOCK OWNERSHIP OF VIASYSTEMS’ DIRECTORS, EXECUTIVE OFFICERS AND

PERSONS OWNING MORE THAN 5% OF THE OUTSTANDING SHARES OF VIASYSTEMS

COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of shares of Viasystems common stock as of November 4, 2014 by:

•	each beneficial owner of more than five percent of the shares of Viasystems common stock;

•	each member of the Viasystems Board and each of the named executive officers of Viasystems; and

•	all members of the Viasystems Board and the executive officers of Viasystems as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Viasystems Group, Inc., 101 South Hanley Road, St. Louis, MO 63105.

Beneficial ownership is determined under rules of the SEC and generally includes any shares of Viasystems common stock over which a person exercises sole or shared voting or investment power. The table also includes the number of shares of Viasystems common stock underlying options that will be exercisable within 60 days of the date of this proxy statement. Unless otherwise indicated and subject to community property laws where applicable, Viasystems believes that each of the stockholders named in the following table has sole voting and investment power with respect to the shares of Viasystems common stock beneficially owned.

The information in the following table regarding beneficial ownership of shares of Viasystems common stock held by entities known by Viasystems to beneficially own more than 5% of the shares of Viasystems common stock is included in reliance on a report filed by each entity with the SEC, except that the percentage is based on Viasystems’ calculations made in reliance on the number of shares of Viasystems common stock reported to be beneficially owned by the entity in such report and the number of shares of Viasystems common stock outstanding on November 4, 2014.

Applicable percentage ownership and voting power is based on 20,921,111 shares of Viasystems common stock outstanding and an additional 1,058,909 shares of Viasystems common stock that would be issued upon the exercise of outstanding options held by directors or executive officers within 60 days of November 4, 2014.

	Shares of Viasystems Common Stock
Name of Beneficial Owner	Number	Percentage
5% Stockholders:
Hicks Muse Entities (1)	9,982,135	47.7%
c/o Hicks, Muse & Co. Partners, L.P.
200 Crescent Court
Dallas, TX 75201
Black Diamond Entities (2)	3,984,941	19.0
c/o Black Diamond Capital Management, L.L.C.
One Sound Share Drive, Suite 200
Greenwich, CT 06830
Dimensional Fund Advisors LP (3)	1,526,971	7.3
Palisades West, Building One
6300 Bee Cave Road
Austin, TX 78746
Executive Officers and Directors:
Brian W. Barber (4)(5)	133,803	*
Michael D. Burger (4)	54,411	*
Timothy L. Conlon (4)(5)(6)	294,967	1.4
Robert F. Cummings, Jr. (4)	38,246	*
Kirby A. Dyess (4)(7)	39,828	*
Peter Frank (4)	38,246	*
Jack D. Furst (4)	38,246	*
Edward Herring (4)	38,246	*
Richard B. Kampf (4)(5)	139,444	*
William A. Owens (4)	31,871	*
Dominic J. Pileggi (4)	33,390	*
Gerald G. Sax (4)(5)	230,491	1.1
David M. Sindelar (4)(5)(8)	619,932	2.9
Christopher J. Steffen (4)(5)	56,429	*
David D. Stevens (4)	31,871	*
All executive officers and directors as a group (15 persons)	1,819,421	8.3

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of Viasystems common stock.
(1)	These figures include:

•	8,189,803 shares of Viasystems common stock held of record by Hicks, Muse, Tate & Furst Equity Fund III, L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of Hicks, Muse & Co. Partners, L.P.

•	222,120 shares of Viasystems common stock held of record by HM3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of Hicks, Muse & Co. Partners, L.P.

•	1,425,833 shares of Viasystems common stock held of record by Hicks, Muse & Co. Partners, L.P. Equity Fund IV (1999), L.P., a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse & Co. Partners, L.P.

•	75,912 shares of Viasystems common stock held of record by Hicks, Muse PG- IV (1999), C.V., of which the ultimate general partner is HM Fund IV Cayman, LLC, an affiliate of Hicks, Muse & Co. Partners, L.P.

•	35,064 shares of Viasystems common stock held of record by HM 4-P (1999) Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse & Co. Partners, L.P.

•	23,303 shares of Viasystems common stock held of record by HM 4-EQ (1999) Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse & Co. Partners, L.P.

•	10,100 shares of Viasystems common stock held of record by Hicks, Muse & Co. Partners, L.P. Private Equity Fund IV (1999), L.P., a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse & Co. Partners, L.P.

Each of the above entities disclaims beneficial ownership of shares of Viasystems common stock except to the extent of each entity’s pecuniary interest in such shares of Viasystems common stock.

(2)	These figures include:

•	2,632,918 shares of Viasystems common stock held of record by GSC Recovery II, L.P., a limited partnership of which the ultimate general partner is GSC Recovery II GP, L.P., an affiliate of Black Diamond Capital Management, L.L.C.

•	1,352,023 shares of Viasystems common stock held of record by GSC Recovery IIA, L.P., a limited partnership of which the ultimate general partner is GSC Recovery IIA GP, L.P., an affiliate of Black Diamond Capital Management, L.L.C.

Each of the above entities disclaims beneficial ownership of shares of Viasystems common stock except to the extent of each entity’s pecuniary interest in such shares of Viasystems common stock.

(3)	According to a Schedule 13G filed by Dimensional Fund Advisors LP (“Dimensional”) with the SEC on February 10, 2014, Dimensional, as an investment advisor, has voting power and dispositive power with respect to 1,499,113 and 1,526,971 shares of Viasystems common stock, respectively.
(4)	Includes shares of Viasystems restricted stock for which the executive officer or director has sole voting power, but no dispositive power, as follows: Mr. Barber (11,763 shares), Mr. Burger (31,390 shares), Mr. Conlon (23,525 shares), Mr. Cummings (31,390 shares), Ms. Dyess (31,390 shares), Mr. Frank (31,390 shares), Mr. Furst (31,390 shares), Mr. Herring (31,390 shares), Mr. Kampf (11,763 shares), Mr. Owens (31,871 shares), Mr. Pileggi (31,390 shares), Mr. Sax (14,477 shares), Mr. Sindelar (49,765 shares), Mr. Steffen (31,390 shares) and Mr. Stevens (31,871 shares).
(5)	Includes shares of Viasystems common stock that may be acquired pursuant to stock options exercisable within 60 days, as follows: Mr. Barber (101,848 shares), Mr. Conlon (225,078 shares), Mr. Kampf (101,848 shares), Mr. Sax (163,336 shares) and Mr. Sindelar (466,799 shares).
(6)	Includes 7,500 shares of Viasystems common stock held by the Conlon Family Limited Partnership, of which Mr. Conlon is a general partner. Mr. Conlon disclaims beneficial ownership of the shares of Viasystems common stock held by the Conlon Family Limited Partnership except to the extent of his pecuniary interest in such shares of Viasystems common stock.
(7)	Includes 1,119 shares of Viasystems common stock held in trust for Ms. Dyess and her family. Ms. Dyess is a trustee of the trust and is therefore deemed to have sole voting and dispositive power over the shares of Viasystems common stock held in the trust.
(8)	Includes 12,300 shares of Viasystems common stock held in trust for James G. Sindelar and 12,300 shares of Viasystems common stock held in trust for Lauren L. Sindelar. Mr. Sindelar is the trustee of both trusts and is therefore deemed to have sole voting and dispositive power over the shares of Viasystems common stock held in the trust.

PROPOSAL 1—ADOPTION OF THE MERGER AGREEMENT

Pursuant to Section 251 of the DGCL, Viasystems is submitting the Merger Agreement to its stockholders at the Viasystems Special Meeting, at which the Merger Agreement will be considered and a vote taken on a proposal for its adoption.

For a summary of the Merger Agreement and the Merger, including the background of the Merger, Viasystems’ reasons for the Merger, the opinion of Viasystems’ financial advisor and related matters, Viasystems stockholders should read “The Merger” beginning on page 71 and “The Merger Agreement” beginning on page 124 of this proxy statement/prospectus.

On September 21, 2014, after careful consideration, the Viasystems Board unanimously (1) determined that the Merger is fair to and in the best interests of Viasystems and its stockholders, (2) adopted resolutions approving and declaring the advisability of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (3) on the terms and subject to the conditions set forth in the Merger Agreement, resolved to recommend that Viasystems stockholders adopt the Merger Agreement.

Required Vote

Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Viasystems common stock outstanding on the record date. Abstentions or a failure to vote shares will have the same effect as a vote against the adoption of the Merger Agreement.

BOARD RECOMMENDATION

The Viasystems Board unanimously recommends that Viasystems stockholders vote “FOR” the proposal to adopt the Merger Agreement.

PROPOSAL 2—APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF CERTAIN

COMPENSATORY ARRANGEMENTS WITH VIASYSTEMS NAMED EXECUTIVE OFFICERS

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) under the Exchange Act, Viasystems is providing its stockholders the opportunity to cast a non-binding, advisory vote at the Viasystems Special Meeting to approve the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger, as described under “The Merger—Interests of Certain Persons in the Merger” and “The Merger—Payments to Viasystems Executive Officers Contingent Upon the Merger” beginning on pages 105 and 110, respectively, of this proxy statement/prospectus.

In accordance with these requirements, Viasystems is asking its stockholders to approve the following resolution:

“RESOLVED, that the stockholders of Viasystems approve, on a non-binding, advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K as described under “The Merger—Interests of Certain Persons in the Merger” and “The Merger—Payments to Viasystems Executive Officers Contingent Upon the Merger” in the proxy statement/prospectus relating to the Viasystems special meeting.”

Required Vote

Approval, on a non-binding, advisory basis, of the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting. Abstentions will have the same effect as a vote against the proposal to approve, on an advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger. A failure to vote shares will have no effect on this proposal.

This proposal is advisory and therefore not binding on the Viasystems Board. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval.

This advisory vote is separate and apart from the vote to adopt the Merger Agreement, and approval of this proposal is not a condition to consummation of the Merger. Whether or not this proposal is approved will have no impact on consummation of the Merger.

BOARD RECOMMENDATION

The Viasystems Board unanimously recommends that Viasystems stockholders vote “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger.

PROPOSAL 3—ADJOURNMENTS OF THE VIASYSTEMS SPECIAL MEETING

This proposal would allow Viasystems, if a proposal is made by the Chairman of the Viasystems Board, to adjourn the Viasystems Special Meeting (1) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus that is required by applicable legal requirements is timely provided to Viasystems stockholders, (2) if, as of the time for which the Viasystems Special Meeting is originally scheduled, there are insufficient shares of Viasystems common stock represented, either in person or by proxy, to constitute a quorum, or (3) to solicit additional proxies if there are insufficient votes at the time of the Viasystems Special Meeting to approve the proposal to adopt the Merger Agreement.

Required Vote

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Viasystems Special Meeting. Abstentions will have the same effect as a vote against the proposal to approve any adjournment of the Viasystems Special Meeting. A failure to vote shares will have no effect on this proposal.

BOARD RECOMMENDATION

The Viasystems Board unanimously recommends that Viasystems stockholders vote “FOR” the proposal to approve adjournments of the Viasystems Special Meeting.

THE MERGER

This section of the proxy statement/prospectus describes certain material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the Merger Agreement, which is attached as Annex A, for a more complete understanding of the Merger. In addition, important business and financial information about each of TTM and Viasystems is incorporated into this proxy statement/prospectus by reference and is included in the Annexes hereto. See “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Effects of the Merger

Upon completion of the Merger, Merger Sub, a wholly owned subsidiary of TTM, will merge with and into Viasystems. Viasystems will be the surviving corporation in the Merger and will become a direct wholly owned subsidiary of TTM.

Treatment of Viasystems Common Stock

At the effective time of the Merger, each share of Viasystems common stock outstanding immediately prior to the effective time of the Merger (excluding each share of Viasystems common stock (1) held in treasury or that is owned, directly or indirectly, by a wholly owned subsidiary of Viasystems, TTM, or Merger Sub, or (2) held by a Viasystems stockholder who shall have demanded properly in writing appraisal for such shares of Viasystems common stock in accordance with the applicable provisions of the DGCL) will be cancelled and converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, the Merger Consideration, which consists of (1) $11.33 in cash, without interest, and (2) 0.706 of a share of TTM common stock.

Treatment of Viasystems Stock Options

Immediately prior to the effective time of the Merger, each option to acquire shares of Viasystems common stock that is then outstanding, whether or not then vested or exercisable, will be automatically vested in its entirety and cancelled in exchange for the right to receive from the surviving corporation:

•	an amount in cash, if any, equal to the product obtained by multiplying:

•	the Cash Percentage (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”); by

•	the excess, if any, of the Deemed Value of Merger Consideration (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”) over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; and

•	a number, rounded down to the nearest whole number, of shares of TTM common stock, if any, equal to the quotient of:

•	the product obtained by multiplying:

•	the Stock Percentage (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”); by

•	the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; divided by

•	the Parent Common Stock Price;

together with cash in the amount equal to (1) the fractional amount of any shares of TTM common stock that would, absent such rounding down, be issuable (after taking into account all Viasystems stock options held by such holder), multiplied by (2) the Parent Common Stock Price.

Any shares of Viasystems common stock issued in respect of Viasystems stock options will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

Treatment of Viasystems Restricted Stock Awards

Immediately prior to the effective time of the Merger, each unvested Viasystems restricted stock award that is then outstanding will be automatically vested in full, all restrictions thereto will lapse, and such restricted stock will be treated in the Merger as an outstanding share of Viasystems common stock that will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

Treatment of Viasystems Performance Share Units

Immediately prior to the effective time of the Merger, each Viasystems Performance Share Unit that is outstanding immediately prior to the effective time shall, immediately prior to the effective time, vest. Viasystems Performance Share Units other than Viasystems Leveraged Performance Share Units will vest based on the greater of:

•	100% of the target payout; and

•	the payout that would result under the Viasystems Performance Share Unit based on Viasystems’ actual performance through the trading day immediately preceding the closing date of the Merger, as provided in the award agreements for the Viasystems Performance Share Units.

The Viasystems Leveraged Performance Share Units will vest based upon the greater of:

•	the closing price per share of Viasystems common stock on the Nasdaq Global Market on the trading day immediately preceding the closing date of the Merger; and

•	the target share price as provided in the award agreements for such Viasystems Leveraged Performance Share Units.

Shares of Viasystems common stock issued or deemed to be issued in settlement for any Viasystems Performance Share Units, including Viasystems Leveraged Performance Share Units, will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

On September 21, 2014, the Viasystems Board took action to provide that the Viasystems Performance Share Units granted in 2012, which have a three-year performance period ending with 2014, will effectively be paid out at the greater of target and actual performance as described above whether the Merger occurs in 2014 or thereafter.

Amended and Restated Executive Employment Agreements, Annual Incentive Compensation Plan and Transaction Bonus Pool

Amended and Restated Executive Employment Agreements

Concurrently with the execution of the Merger Agreement, Viasystems and its applicable subsidiaries entered into Amended and Restated Executive Employment Agreements with each of Messrs. David M. Sindelar, Viasystems’ Chief Executive Officer, Timothy L. Conlon, Viasystems’ President and Chief Operating Officer, and Gerald G. Sax, Viasystems’ Senior Vice President and Chief Financial Officer. Messrs. Sindelar, Conlon and Sax are considered and referred to as the “Executive Employees.”

The Amended and Restated Executive Employment Agreements provide for certain additional benefits to the Executive Employees in the event of a termination of such Executive Employee’s position following a change in control of Viasystems (as defined in each employment agreement), as well as the addition of non-competition and non-solicitation provisions for Messrs. Sindelar and Sax. The Executive Employees are entitled to these additional benefits if their employment is terminated during the period beginning on the closing date of the change in control and ending on the earlier of (1) the last day of the month that is two years after the closing date of the Merger, or (2) the death of the Executive Employee, which such period is referred to as the “Protection Period.”

Mr. Sindelar’s Change in Control Severance. Pursuant to the Amended and Restated Executive Employment Agreement between Viasystems and Mr. Sindelar, in the event Mr. Sindelar’s employment with Viasystems is terminated during the Protection Period by (1) Viasystems without cause, (2) Mr. Sindelar with good reason (as defined in his employment agreement) or (3) reason of Mr. Sindelar’s total disability (as defined in his employment agreement) or death, then Mr. Sindelar would be entitled to receive the following: (a) Mr. Sindelar’s then-current base salary for a period of 18 months following termination of Mr. Sindelar’s employment (such total amount being referred to as “Mr. Sindelar’s Change of Control Salary Severance”), (b) an amount equal to 100% of Mr. Sindelar’s Change in Control Salary Severance, such amount to be paid over an 18-month period following Mr. Sindelar’s termination (such total amount, “Mr. Sindelar’s Bonus Change in Control Severance”), (c) an amount equal to the sum of (A) Mr. Sindelar’s Change in Control Salary Severance and (B) Mr. Sindelar’s Bonus Change in Control Severance, less (C) $1,189,150, such amount to be paid in a lump sum cash payment within 5 business days following the date of the termination of Mr. Sindelar’s employment, (d) the continuation of certain benefits provided under his employment agreement for 18 months following termination of Mr. Sindelar’s employment, and (e) the reimbursement of certain expenses for 18 months following termination of Mr. Sindelar’s employment.

Mr. Conlon’s Change in Control Severance. Pursuant to the Amended and Restated Executive Employment Agreement between Viasystems and Mr. Conlon, in the event Mr. Conlon’s employment with Viasystems is terminated during the Protection Period by (1) Viasystems without cause, (2) Mr. Conlon with good reason (as defined in his employment agreement) or (3) reason of Mr. Conlon’s total disability (as defined in his employment agreement) or death, then Mr. Conlon would be entitled to receive the following: (a) Mr. Conlon’s then-current base salary (as calculated in his employment agreement) for a period of 24 months following termination of Mr. Conlon’s employment, (b) the continuation of certain benefits provided under his employment agreement for 18 months following termination of Mr. Conlon’s employment, and (c) the reimbursement of certain expenses for 18 months following termination of Mr. Conlon’s employment.

Mr. Sax’s Change in Control Severance. Pursuant to the Amended and Restated Executive Employment Agreement between Viasystems and Mr. Sax, in the event Mr. Sax’s employment with Viasystems is terminated during the Protection Period by (1) Viasystems without cause, (2) Mr. Sax with good reason (as defined in his employment agreement) or (3) reason of Mr. Sax’s total disability (as defined in his employment agreement) or death, then Mr. Sax would be entitled to receive the following: (a) Mr. Sax’s then-current base salary (as calculated in his employment agreement) for a period of 24 months following termination of Mr. Sax’s employment, such amount to be paid over an 18-month period following the termination of Mr. Sax’s employment (such total amount, “Mr. Sax’s Change of Control Salary Severance”), (b) an amount equal to 70% of Mr. Sax’s Change in Control Salary Severance, such amount to be paid over an 18-month period following termination of Mr. Sax’s employment, (c) the continuation of certain benefits provided under his employment agreement for 18 months following termination of Mr. Sax’s employment, and (d) the reimbursement of certain expenses for 18 months following termination of Mr. Sax’s employment.

Potential Section 280G Cutback. Each of Messrs. Sindelar, Conlon and Sax’s respective Amended and Restated Executive Employment Agreements contains a “best-net” provision, which provides that if Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), would apply to payments the Executive Employee has received or will receive in conjunction with the change in control (including, without limitation, those made under the Amended and Restated Executive Employment Agreement), and such payments would trigger an excise tax on “excess parachute payments,” then those payments are subject to a reduction in order to avoid application of that excise tax, but only if the reduction would result in a greater net after-tax amount paid to the Executive Employee.

Non-Competition Clause. As a condition of receiving the benefits described above, the respective Amended and Restated Executive Employment Agreements of Messrs. Sindelar and Sax provide that, during the Executive Employee’s employment and for a period of 36 months following termination of the Executive Employee’s employment for any reason, the Executive Employee may not compete with Viasystems, divert business from Viasystems or solicit customers or employees of Viasystems. Mr. Conlon’s employment agreement preserves the non-competition and non-solicitation obligations contained in his previously existing employment agreement, which provide that (1) if terminated (a) by Viasystems for cause or (b) through voluntary termination (except a voluntary termination for good reason during the Protection Period), Mr. Conlon shall not compete with Viasystems for 1 year and (2) if terminated (a) by Viasystems without cause or as a result of total disability or (b) by Mr. Conlon for good reason during the Protection Period, Mr. Conlon shall not compete with Viasystems for 18 months.

Employment Agreements of Other Named Executive Officers. The employment agreements with Brian W. Barber and Richard B. Kampf will remain in effect following the Merger in accordance with their terms.

Annual Incentive Compensation Plan

Viasystems’ Annual Incentive Compensation Plan (“AICP”) is designed to motivate executives to achieve individual and business unit performance objectives. Pursuant to the Merger Agreement and consistent with past practice and Viasystems’ incentive bonus program (including performance metrics), the compensation committee of Viasystems Board may authorize and cause to be paid performance based annual cash incentive bonus amounts for 2014 and pro-rata amounts for 2015 for the period from January 1, 2015 through consummation of the Merger. The Compensation Committee of Viasystems Board may accelerate and cause to be paid in 2014 any performance based annual cash incentive bonus amounts for 2014 in connection with the consummation of the Merger.

Transaction Bonus Pool

On September 21, 2014, the Viasystems Board approved a cash bonus pool of $1,189,150 in the aggregate (the “Transaction Bonus Pool”), from which cash bonus payments will be made to designated officers and key employees of Viasystems and its subsidiaries upon the consummation of the Merger. In order to be entitled to receive a cash bonus payment, the participant must remain an employee of Viasystems or one of its subsidiaries through the date of the consummation of the Merger. This cash bonus pool has not yet been allocated to specific employees but represents additional payments expected to be made in connection with the Merger.

Other Effects

The rights pertaining to TTM common stock will be different from the rights pertaining to Viasystems common stock, because the TTM Charter and the TTM Bylaws in effect immediately after the completion of the Merger will be different from the Viasystems Charter and the Viasystems Bylaws, respectively. A further description of the rights pertaining to TTM common stock and the TTM Charter and TTM Bylaws is set forth under “Comparison of Rights of Holders of TTM Common Stock and Viasystems Common Stock” beginning on page 170 of this proxy statement/prospectus.

Background of the Merger

The Viasystems Board and the TTM Board have both regularly reviewed their respective results of operations and competitive positions in the printed circuit board industry, as well as their strategic alternatives. In addition, each of Viasystems and TTM from time to time evaluates potential transactions that would further its respective strategic objectives. Consideration of such potential strategic transactions included, from time to time, discussions between Viasystems and TTM regarding potential strategic combinations involving the two companies.

In early 2014, the Viasystems Board directed Viasystems management to explore potential strategic alternatives involving either (1) the recapitalization of Viasystems, so as to provide Viasystems with new financial sponsors to support Viasystems’ future growth, or (2) a business combination that would have a substantial, transformative impact on Viasystems’ prospects and stockholder base. To that end, on June 5, 2014, Viasystems engaged Stifel to assist Viasystems in exploring strategic alternatives. Beginning June 10, 2014, representatives from Stifel spoke with 27 potential financial sponsors and other potential strategic partners (which did not include TTM) regarding the prospects of entering into a strategic transaction with Viasystems. Nine of these third parties entered into nondisclosure agreements with Viasystems that included a standstill provision. The nondisclosure agreements did not prohibit these third parties from asking Viasystems to waive the standstill, which under the terms of the nondisclosure agreements, terminated on September 21, 2014, when the Viasystems Board approved the Merger Agreement.

Between June 24, 2014 and July 8, 2014, Viasystems senior management held preliminary discussions about potentially pursuing a strategic transaction with eight of the nine third parties that entered into nondisclosure agreements. Also during that period, members of Viasystems senior management and representatives from Stifel held preliminary discussions with a significant shareholder of a company that Viasystems was considering acquiring. In addition, as part of its review of strategic alternatives, Viasystems management and Stifel discussed the potential benefits of strategic transactions with several other participants in the printed circuit board industry, including TTM. None of these discussions evolved any further at the time.

Separately, in early 2014, the TTM Board agreed that TTM management should continue to consider potential acquisition opportunities. A representative of JPMorgan, TTM’s financial advisor, was acquainted with Peter Frank and Robert Klatell, the Chairman of the TTM Board, and had periodically suggested that Mr. Frank and Mr. Klatell would enjoy meeting each other. Mr. Frank is a Viasystems director and a Senior Managing Director of Black Diamond Capital Management, L.L.C., an affiliate of the general partner of the second-largest stockholder of Viasystems. Stockholders affiliated with Black Diamond Capital Management, L.L.C. (the “BD Funds”) collectively hold approximately 19% of the outstanding shares of Viasystems common stock. To that end, in March 2014, JPMorgan arranged a meeting between Mr. Frank and Mr. Klatell. Messrs. Klatell and Frank met in New York, New York on March 24, 2014 along with a representative from JPMorgan. At that meeting, Messrs. Klatell and Frank discussed a broad range of industry dynamics, which included the possibility of a strategic transaction involving Viasystems and TTM. Pricing for any such transaction was not discussed at this first meeting.

Following that meeting and during the course of the next several months, JPMorgan continued to hold conversations on behalf of TTM with Mr. Frank, as well as with Jack Furst. Mr. Furst is a Viasystems director and, until 2013, was an affiliate of HM Capital Partners LLC. Stockholders affiliated with HM Capital Partners LLC (the “HM Funds”) collectively hold approximately 48% of the outstanding shares of Viasystems common stock. During those conversations, JPMorgan and Messrs. Frank and Furst discussed the terms upon which the BD Funds and the HM Funds would be willing to support a transaction involving TTM and Viasystems. The HM Funds and the BD Funds hold, in the aggregate, approximately 67% of the outstanding shares of Viasystems common stock.

On June 12, 2014, representatives from JPMorgan delivered to the HM Funds and the BD Funds, on behalf of TTM, a letter setting forth proposed terms upon which TTM would be willing to acquire Viasystems, together with a preliminary draft term sheet and a list of diligence items that TTM would require. The JPMorgan letter proposed a price of $16.00 per share of Viasystems common stock, with a consideration mix of one-half cash and one-half TTM common stock, and the accompanying preliminary draft term sheet indicated proposed consideration comprised of $8.00 in cash and a fixed exchange ratio of 0.996 shares of TTM common stock for each outstanding share of Viasystems common stock. The $16.00 per share price contemplated in the JPMorgan letter represented a premium of approximately 50.8% to the $10.61 closing price per share on the Nasdaq Global Market of Viasystems common stock on June 11, 2014, the last trading day prior to the date of the JPMorgan letter. During the period between June 12, 2014 and July 18, 2014, JPMorgan continued to hold discussions with Messrs. Furst and Frank to discuss a price that the HM Funds and the BD Funds would likely be willing to support.

On July 18, 2014, on behalf of TTM, representatives from JPMorgan verbally communicated to Messrs. Furst and Frank that, subject to due diligence, TTM Board approval, and negotiation of an acceptable merger agreement, TTM would be willing to acquire all outstanding shares of Viasystems common stock at a price per share equal to $17.00, with the consideration comprised of two-thirds cash and one-third shares of TTM common stock. Messrs. Furst and Frank indicated to such representatives from JPMorgan that the HM Funds and the BD Funds would likely be willing to support a transaction at such a price, subject to due diligence, Viasystems Board approval, and negotiation of an acceptable merger agreement.

On July 23, 2014, Mr. Furst telephoned Christopher Steffen, the Chairman of the Viasystems Board, and David Sindelar, Viasystems’ Chief Executive Officer, informing them that, on behalf of the various HM Funds, he had engaged in discussions with TTM regarding a potential acquisition of Viasystems by TTM. Mr. Furst stated that these discussions also included Mr. Frank. Mr. Furst informed Messrs. Steffen and Sindelar that, during these discussions, representatives from JPMorgan verbally represented to Messrs. Furst and Frank that TTM was prepared to acquire Viasystems at a price equal to $17.00 per share of Viasystems common stock, with the consideration comprised of two-thirds cash and one-third shares of TTM common stock. The per share consideration verbally relayed by JPMorgan to Messrs. Furst and Frank represented a premium of approximately 58.1% to the $10.75 closing price per share on the Nasdaq Global Market of Viasystems common stock on July 23, 2014. Mr. Furst also told Messrs. Steffen and Sindelar that his response to the representatives from JPMorgan was that he would advise Viasystems of TTM’s proposal and that the HM Funds and the BD Funds would likely be willing to support HM’s proposal, subject to due diligence, Viasystems Board approval, and negotiation of an acceptable merger agreement.

Following their conversation with Mr. Furst, on July 24, 2014, Messrs. Steffen and Sindelar had a telephone conference with representatives from Stifel and Jones Day, Viasystems’ outside legal counsel, to discuss the verbal proposal made on behalf of TTM to Messrs. Furst and Frank. After discussion and deliberation, Messrs. Steffen and Sindelar instructed Stifel to engage with JPMorgan to discuss TTM’s proposal, including to request that TTM provide a written proposal setting forth its offer to acquire Viasystems.

On July 25, 2014, representatives from Stifel telephoned representatives from JPMorgan to discuss TTM’s proposal to acquire Viasystems. During that telephone conversation, representatives from Stifel requested that TTM provide the Viasystems Board with a written proposal relating to TTM’s offer, together with a term sheet setting forth key terms of the offer and an outline of any diligence items TTM would require in connection with exploring and negotiating a potential transaction.

In response to the request made by Stifel, in the evening of July 27, 2014, representatives from JPMorgan delivered to representatives from Stifel, on behalf of TTM, a letter setting forth TTM’s non-binding proposal to acquire Viasystems, together with a draft term sheet, a proposed nondisclosure agreement, a proposed exclusivity agreement that contemplated a 30-day exclusivity period during which the parties would negotiate and execute definitive agreements relating to the proposal, and a preliminary due diligence list. The letter proposed a price of $17.00 per share of Viasystems common stock with a consideration mix of two-thirds cash and one-third TTM common stock, and the accompanying draft term sheet indicated proposed consideration comprised of $11.33 in cash and a fixed exchange ratio of 0.706 of a share of TTM common stock for each outstanding share of Viasystems common stock. The $17.00 per share price contemplated in the letter represented a premium of approximately 64.7% to the $10.32 closing price per share on the Nasdaq Global Market of Viasystems common stock on July 25, 2014, the last trading day prior to the date of the letter.

On July 30, 2014, the Viasystems Board held a telephonic meeting. Representatives from Stifel and Jones Day also participated in the meeting. During that meeting, representatives from Stifel presented to the Viasystems Board an analysis of TTM’s proposal, which, among other things, noted that, based on the $7.99 closing price of TTM common stock on July 25, 2014, the last trading day prior to the date the proposal was received, the implied value of consideration proposed in the draft term sheet accompanying TTM’s proposal was $16.97 per share of Viasystems common stock, which represented a 64.4% premium to the $10.32 closing price per share of Viasystems common stock on July 25, 2014. Representatives from Stifel also provided the Viasystems Board with an update of Viasystems’ ongoing process to explore strategic alternatives. Representatives from Jones Day reviewed with the Viasystems Board the regulatory and other approvals that would be required prior to consummation of a transaction with TTM. Following Stifel’s and Jones Day’s presentations, the Viasystems Board engaged in deliberations with respect to the TTM proposal, including TTM’s request for a 30-day exclusivity period, the required regulatory approvals associated with the proposed transaction, the need for certainty of closing the potential transaction, and TTM’s need for financing. The Viasystems Board also discussed the benefits, risks, and other considerations associated with contacting other potential strategic partners, including the significant risk, and potential harm, of a leak in connection with such contacts and the inability of such potential strategic partners to move quickly. The Viasystems Board also discussed the potential use of Viasystems’ ongoing strategic alternatives process as a market check on the TTM proposal. After further deliberations, the Viasystems Board instructed Stifel to contact the third parties that remained engaged in Viasystems’ strategic alternatives process to determine if any of those parties was interested in making a proposal. In addition, the Viasystems Board directed Jones Day to engage in negotiations with Greenberg Traurig, LLP, TTM’s outside legal counsel (“Greenberg Traurig”), with respect to the nondisclosure and exclusivity agreements previously provided by JPMorgan.

Over the course of the following week, as directed by the Viasystems Board, representatives from Stifel engaged in discussions regarding a potential transaction with the nine third parties that remained engaged in Viasystems’ strategic alternatives process. In those discussions, the representatives from Stifel encouraged those third parties to submit indications of interest for an acquisition of or other strategic transaction involving Viasystems. However, none of those third parties elected to make a proposal. In addition, Stifel re-engaged with another potential strategic partner in the printed circuit board industry to determine whether such party was interested in considering a potential strategic transaction with Viasystems, including the potential acquisition of Viasystems. Based on the positive feedback initially received from that company, Stifel delivered a form nondisclosure agreement to that company on July 28, 2014. However, that company did not respond to further communications and never entered into a nondisclosure agreement.

During the same week, representatives from Jones Day and Greenberg Traurig negotiated certain terms of the nondisclosure and exclusivity agreements, including the terms of a potential standstill provision.

On August 5, 2014, the Viasystems Board held a meeting in St. Louis, Missouri. Representatives from Stifel and Jones Day also attended the meeting. During that meeting, representatives from Stifel reviewed with the Viasystems Board the results of discussions it held with the various other potential strategic partners it had contacted as instructed by the Viasystems Board. The representatives from Stifel informed the Viasystems Board that no other party had elected to submit a proposal with respect to a strategic transaction involving Viasystems.

During the meeting, Mr. Sindelar provided the Viasystems Board with an update as to discussions among TTM and Viasystems and their respective advisors with respect to the proposed nondisclosure and exclusivity agreements previously provided by TTM. After deliberations, the Viasystems Board directed Jones Day to continue to negotiate the proposed nondisclosure and exclusivity agreements, instructing Jones Day that the nondisclosure agreement should include a standstill provision.

Also during that meeting, the Viasystems Board resolved to create a special committee of the Viasystems Board (the “Special Committee”), to be comprised of Mr. Steffen, Michael Burger, Dominic Pileggi, David Stevens, and Kirby Dyess. Mr. Steffen was appointed to serve as chairman of the Special Committee. The Special Committee was delegated the responsibility for, among other things, (1) overseeing and directing a process for the evaluation and negotiation of a proposed transaction with TTM, (2) evaluating and negotiating the terms of any proposed definitive acquisition agreement or plan of merger and any other agreements in respect of a proposed transaction with TTM, and (3) making recommendations to the Viasystems Board with respect to the proposed transaction. At the meeting, the Viasystems Board further resolved that Viasystems engage Jones Day, as outside legal counsel, and Stifel, as financial advisor, in connection with the proposed transaction, and that the Special Committee be authorized to engage other counsel, financial advisors, and consultants in its discretion. The Viasystems Board also resolved that, so long as the Special Committee continued to exist, the Viasystems Board would not approve a transaction with TTM or recommend a transaction with TTM to Viasystems stockholders in the absence of a prior favorable recommendation of such action by the Special Committee.

Between August 5, 2014 and August 11, 2014, representatives from Jones Day and Greenberg Traurig continued to negotiate the terms of the proposed nondisclosure and exclusivity agreements, including the inclusion of a standstill provision. On August 11, 2014, Viasystems and TTM executed a nondisclosure agreement providing for a nine-month standstill period, as well as an exclusivity agreement that granted TTM a 30-day exclusivity period to negotiate a strategic transaction with Viasystems.

Beginning August 11, 2014 and through the signing of the Merger Agreement, each of TTM and Viasystems and their respective financial and legal advisors, and, with respect to TTM, its financing sources, conducted due diligence on the other party.

In the afternoon of August 11, 2014, Greenberg Traurig delivered to Jones Day an initial draft merger agreement. Among other things, consistent with the draft term sheet accompanying TTM’s proposal, the initial draft merger agreement provided for proposed merger consideration comprised of $11.33 in cash and a fixed exchange ratio of 0.706 of a share of TTM common stock for each outstanding share of Viasystems common stock. The initial draft merger agreement also contemplated that concurrently with entry into the merger agreement, TTM would enter into voting agreements with the HM Funds and BD Funds, which voting agreements would provide a commitment from such stockholders to vote their shares of Viasystems common stock in favor of adoption of the merger agreement and against alternative transactions.

On August 12, 2014, Mr. Sindelar and Thomas Edman, TTM’s Chief Executive Officer, met in person in St. Louis, Missouri to discuss TTM’s proposed acquisition of Viasystems. At that meeting, Messrs. Sindelar and Edman discussed the diligence process to be undertaken by the parties and the interests that each party had in ensuring the confidentiality of the process. Messrs. Sindelar and Edman discussed the anticipated duration of the period between announcement and consummation of the proposed transaction in connection with the likely regulatory approvals that would need to be obtained and the need for certainty of consummation of the proposed transaction following its announcement. Messrs. Sindelar and Edman also discussed the potential synergies that could be realized in connection with the proposed transaction.

On August 14, 2014, the Special Committee held a telephonic meeting to discuss the status of the proposed transaction with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. During the meeting, Mr. Sindelar reported on the mutual due diligence being performed by each of Viasystems and TTM on the other. Mr. Sindelar summarized for the Special Committee his meeting with Mr. Edman on August 12, 2014. Mr. Sindelar also informed the Special Committee that senior management from Viasystems and TTM, together with the parties’ respective financial advisors and TTM’s potential financing sources, intended to meet in St. Louis on August 20 and 21, 2014 for in-person due diligence meetings and negotiations. Representatives from Jones Day also informed the Special Committee that it had received Greenberg Traurig’s initial draft merger agreement and that Jones Day was reviewing and revising the draft.

On August 16, 2014, Jones Day delivered to Greenberg Traurig a revised draft merger agreement. Among other things, the revised draft merger agreement contemplated that TTM would pay Viasystems a reverse termination fee in the event that the proposed merger failed to be consummated due to a failure to obtain required regulatory approvals. The revised draft merger agreement also contemplated that the Viasystems Board would have the right to change its recommendation that Viasystems stockholders adopt the merger agreement following the occurrence of an “intervening event” and noted that any voting agreements entered into between TTM and Viasystems stockholders would need to terminate upon any such change in recommendation. See “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 130 of this proxy statement/prospectus.

On August 20, 2014 and the morning of August 21, 2014, senior management from Viasystems and TTM, together with the parties’ respective financial advisors and TTM’s potential financing sources, met in St. Louis for in-person due diligence meetings and negotiations. At that meeting, senior management from each of Viasystems and TTM presented an overview of their respective businesses. Also on August 20, 2014, representatives from Jones Day and Greenberg Traurig met in St. Louis and negotiated certain terms of the draft merger agreement.

From August 20, 2014 through the execution of the Merger Agreement on the evening of September 21, 2014, Viasystems and TTM and their respective legal advisors negotiated the terms of the draft merger agreement.

On August 21, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. During the meeting, Mr. Sindelar reported on the mutual due diligence being performed by each of Viasystems and TTM on the other, including the recently completed meetings in St. Louis. Representatives from Jones Day also provided an overview of unresolved issues in the draft merger agreement, including termination rights and the payment of termination fees.

In the morning of August 28, 2014, Mr. Sindelar telephoned Mr. Edman. During that telephone conversation, Messrs. Sindelar and Edman discussed (1) the status of TTM’s response to the draft merger agreement previously provided by Jones Day to Greenberg Traurig, (2) the status of TTM’s financing for the proposed transaction, (3) the status of TTM’s analysis regarding required regulatory approvals and their potential effect on timing of the proposed transaction, (4) TTM’s current board schedule and proposed timing for announcement of the proposed transaction, (5) the need for a coordinated communications plan in connection with announcement of the proposed transaction, (6) TTM’s views regarding integration planning to occur following announcement and prior to consummation of the proposed transaction, and (7) non-executive retention arrangements proposed to be implemented by Viasystems in connection with the proposed transaction. Mr. Edman informed Mr. Sindelar that with respect to its potential financing, TTM was actively engaged in separate discussions with several different financial institutions and was confident that it would have the necessary financing in place at signing.

In the afternoon of August 28, 2014, Greenberg Traurig delivered to Jones Day a revised draft merger agreement.

In the evening of August 28, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. Mr. Sindelar provided the Special Committee with (1) an update regarding the mutual due diligence being performed by each of TTM and Viasystems on the other and (2) an overview of his telephone conversation with Mr. Edman earlier in the day. Also during the meeting, representatives from Stifel updated the Special Committee on their interactions with JPMorgan. The representatives from Stifel confirmed that TTM was actively engaged in separate discussions with several different financial institutions regarding financing for the proposed transaction. Representatives from Jones Day reported to the Special Committee on the status of the draft merger agreement. Following presentations from Stifel and Jones Day, the Special Committee engaged in active discussion regarding the proposed transaction with TTM, including with respect to the anticipated duration of the period between announcement and consummation of the proposed transaction, the need for certainty of consummation of the proposed transaction following its announcement, and the need for Viasystems to have the ability to continue to operate its business in the ordinary course prior to consummation of the proposed transaction without undue restriction under the draft merger agreement.

On August 29, 2014, Greenberg Traurig delivered a draft voting agreement to Jones Day and to internal legal counsel to the BD Funds. Jones Day subsequently forwarded the draft voting agreement to representatives from Vinson & Elkins LLP (“V&E”), legal counsel to the HM Funds. During the period from August 29, 2014 to September 12, 2014, drafts of the voting agreement were exchanged and negotiated by representatives from Greenberg Traurig, V&E, and Latham & Watkins LLP (“Latham”), legal counsel to the BD Funds. The parties agreed to the form of the voting agreement on September 12, 2014.

In the afternoon of September 3, 2014, Jones Day delivered to Greenberg Traurig a revised draft merger agreement. Jones Day also communicated to Greenberg Traurig that the HM Funds and the BD Funds expected to receive registration rights from TTM similar to those held by TTM’s largest shareholder, notwithstanding the fact that the HM Funds and the BD Funds would receive freely tradable shares of TTM common stock in the proposed transaction, including in an underwritten public offering that TTM would support.

In the evening of September 4, 2014, Mr. Sindelar telephoned Mr. Edman to discuss the status of negotiations between the parties with respect to the proposed transaction. Messrs. Sindelar and Edman agreed that, while progress had been made on the terms of the proposed merger agreement, certain issues affecting certainty of closing remained unresolved. Mr. Edman also advised Mr. Sindelar that TTM had continued to make progress with its prospective financing sources on the terms of committed financing for the proposed transaction.

On September 5, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. Mr. Sindelar provided the Special Committee with (1) an update regarding the mutual due diligence being performed by each of TTM and Viasystems on the other and (2) an overview of his telephonic discussion with Mr. Edman the previous day. Mr. Sindelar stated that Viasystems continued to meet all reasonable diligence requests made by TTM and its advisors, including by providing access to requested documents and participating in telephonic discussions, and that significant progress has been made on the draft merger agreement, narrowing the unresolved items to a short list of key issues. Representatives from Stifel then advised the Special Committee that, based on their discussions with representatives from JPMorgan, TTM’s diligence was substantially complete. Representatives from Jones Day then summarized for the Special Committee the status of negotiations with respect to the draft merger agreement. Then, Gerald Sax, Viasystems’ Senior Vice President and Chief Financial Officer, presented to the Special Committee proposed amendments to the change-in-control severance provisions in the employment agreements of Messrs. Sindelar, Sax, and Timothy L. Conlon, Viasystems’ President and Chief Operating Officer. Following such updates, the Special Committee engaged in active discussion and deliberation with respect to the proposed transaction and the proposed amendments to the employment agreements of Messrs. Sindelar, Sax, and Conlon. During the discussion, the Special Committee noted the draft merger agreement reflected a fixed exchange ratio for the stock portion of the proposed merger consideration and the implications of such a structure in light of changes in the price per share of TTM common stock since the date of TTM’s proposal. Specifically, the Special Committee noted that, based on the previous day’s closing price per share on NASDAQ of TTM common stock, the implied value of TTM’s proposal was $16.57 per share of Viasystems common stock. The Special Committee also decided that in order to align the interests of management with those of stockholders, the proposed amendments to the employment agreements of Messrs. Sindelar, Sax, and Conlon should be effected substantially as presented.

Also on September 5, 2014, a representative from Greenberg Traurig discussed with representatives from V&E the HM Funds’ and the BD Funds’ request for registration rights with respect to the shares of TTM common stock to be received by such Viasystems stockholders in connection with the proposed transaction. Subsequent to this conversation, in the interests of not delaying finalization of the draft merger agreement being negotiated by TTM and Viasystems, representatives from Greenberg Traurig, V&E, and Latham discussed addressing the request for registration rights pursuant to a memorandum of understanding outlining the material terms of a registration rights agreement that would be entered into between TTM and each of the HM Funds and the BD Funds prior to the consummation of the proposed merger. During the period from September 3, 2014 to September 19, 2014, drafts of such registration rights memorandum of understanding (the terms of which are summarized and discussed in the section entitled “The Registration Rights Agreements—Registration Rights Memorandum of Understanding” beginning on page 155 of this proxy statement/prospectus) were exchanged and negotiated by representatives from Greenberg Traurig, V&E, and Latham. The parties agreed to the form of the registration rights memorandum of understanding on September 19, 2014.

In the morning of September 7, 2014, senior management of Viasystems and TTM, together with their financial advisors and outside legal counsel, held a telephonic meeting to discuss and negotiate certain provisions of the draft merger agreement that continued to remain unresolved. Specifically, the companies and their advisors negotiated provisions relating to (1) the required regulatory approvals and certainty of closing, (2) TTM’s financing-related activities and obligations, and (3) the restrictive covenants that would limit the flexibility of the Viasystems Board and Viasystems management to operate Viasystems’ business between signing and consummation of the proposed transaction.

On September 8, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. Mr. Sindelar provided the Special Committee with an update of the status of negotiations with TTM. Mr. Sindelar also noted that draft financing commitment documentation had recently been received. Representatives from Stifel reviewed with the Special Committee the financing contemplated by the draft commitment letter provided by TTM. Representatives from Jones Day then provided the Special Committee with an update of the status of negotiations related to the draft merger agreement. Representatives from Jones Day then also advised the Special Committee that certain matters were still being discussed between Greenberg Traurig and legal counsel for the HM Funds and the BD Funds regarding the draft voting agreement and proposed registration rights. Following the updates from Mr. Sindelar and Viasystems’ financial and legal advisors, the Special Committee actively discussed the provisions in the draft merger agreement that remained unresolved and potential alternative negotiating positions that could be adopted by Viasystems.

On September 9, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. Mr. Sindelar provided the Special Committee with an update of the status of negotiations with TTM, noting that the principal unresolved issues related to the consequences of a failure to consummate the proposed transaction due to a failure to obtain required regulatory approvals. Following Mr. Sindelar’s presentation, the Special Committee discussed the fact that, based on the decrease in TTM’s share price and the fixed exchange ratio reflected in the draft merger agreement, the current value of the proposed per share merger consideration was lower than the $17.00 price reflected in TTM’s proposal. The Special Committee directed Stifel to relay to JPMorgan Viasystems’ expectation that the fixed exchange ratio would be adjusted to ensure that the implied value of the proposed merger consideration as of signing would be $17.00 per share of Viasystems common stock, as set forth in TTM’s July 27, 2014 proposal.

Also on September 9, 2014, Jones Day delivered to Greenberg Traurig draft Amended and Restated Executive Employment Agreements for Messrs. Sindelar, Conlon, and Sax. Viasystems indicated that it intended to enter into these agreements prior to execution of the draft merger agreement. During the period from September 9, 2014 to September 19, 2014, TTM, Viasystems, and their respective representatives communicated regarding the terms of the draft Amended and Restated Executive Employment Agreements. On September 19, 2014, TTM and Viasystems reached agreement on the terms to be included in the Amended and Restated Executive Employment Agreements.

On the evening of September 9, 2014, Greenberg Traurig delivered to Jones Day drafts of TTM’s proposed financing commitment documentation.

On September 10, 2014, representatives from Stifel had a telephonic discussion with representatives from JPMorgan. During that call, representatives from Stifel noted that, based on the current trading price on NASDAQ of shares of TTM common stock, the implied value of the proposed merger consideration set forth in the draft merger agreement was lower than the $17.00 per share referenced in TTM’s July 27, 2014 proposal and relayed to representatives from JPMorgan that it was Viasystems’ expectation that the fixed exchange ratio would be adjusted so that the implied value of the proposed merger consideration as of the date of execution of the draft merger agreement would be $17.00 per share of Viasystems common stock. Representatives from JPMorgan responded that they would discuss the matter with TTM senior management, but that it was TTM’s position that TTM’s proposal was for $11.33 in cash and a fixed exchange ratio of 0.706 of a share of TTM common stock for each outstanding share of Viasystems common stock as indicated in the draft term sheet accompanying TTM’s proposal letter, and that the $17.00 per share price set forth in the letter was for reference based on the then-current TTM stock price only.

Also on September 10, 2014, representatives from JPMorgan and Mr. Furst discussed the status of the negotiations of the merger agreement. Additionally, Mr. Edman, along with representatives from JPMorgan, contacted Messrs. Furst and Frank and discussed the status of ongoing negotiations.

On September 13, 2014, representatives from JPMorgan verbally relayed to representatives from Stifel TTM’s position on the key unresolved issues in the draft merger agreement. Specifically, representatives from

JPMorgan informed the representatives from Stifel that TTM was not willing to (1) agree to a reverse termination fee greater than $30 million payable by TTM in the event that the proposed transaction failed to be consummated due to a failure to obtain required regulatory approvals or (2) adjust the fixed exchange ratio reflected in the draft term sheet accompanying its July 27, 2014 proposal.

Later in the day on September 13, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. Mr. Sindelar reported to the Special Committee his understanding that the HM Funds and BD Funds appeared to have reached agreement with TTM as to the registration rights to be provided by TTM to such stockholders and, accordingly, had neared completion of negotiations relating to the proposed registration rights memorandum of understanding. Also during the meeting, representatives from Stifel provided an overview to the Special Committee of the discussions held between Stifel and JPMorgan over the prior few days, which discussions primarily focused on the following two unresolved issues in the draft merger agreement: (1) provisions relating to a failure to obtain required regulatory approvals and, more specifically, the size of the reverse termination fee; and (2) the desire for the proposed merger consideration reflected in the draft merger agreement to be adjusted so that at the time of signing, the proposed merger consideration would have an implied value equal to $17.00 per share of Viasystems common stock as contemplated in TTM’s July 27, 2014 proposal. Representatives from Stifel then reported to the Special Committee TTM’s position on those matters, as outlined by JPMorgan to Stifel prior to the meeting. After discussion by the Special Committee and its advisors of the importance of the remaining unresolved issues in the draft merger agreement, the Special Committee directed Stifel to contact JPMorgan and reiterate Viasystems’ previous positions.

On September 15, 2014, Mr. Steffen and representatives from Jones Day discussed the status of negotiations of the draft merger agreement with Messrs. Furst and Frank. Mr. Steffen informed Messrs. Furst and Frank of the Special Committee’s positions as to the remaining unresolved issues in the draft merger agreement, including as to (1) the amount of the reverse termination fee that would be payable to Viasystems in the event the proposed transaction was not consummated due to a failure to obtain required regulatory approvals and (2) the desire for an adjustment to the proposed per share merger consideration in light of the decline in TTM’s share price since July 27, 2014.

On September 17, 2014, Mr. Sindelar telephoned Mr. Edman to discuss the unresolved issues related to the proposed transaction. During that call, Messrs. Sindelar and Edman discussed each company’s position with respect to the size of the reverse termination fee. Mr. Edman informed Mr. Sindelar that TTM was willing to agree to a $40 million reverse termination fee. Mr. Edman also informed Mr. Sindelar that TTM would not entertain any change to the fixed exchange ratio reflected in the draft term sheet accompanying its July 27, 2014 proposal.

In the morning of September 18, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. Mr. Sindelar provided the Special Committee with an update of the status of negotiations with TTM, including his conversation with Mr. Edman the previous day. After discussion by the Special Committee and its advisors, the Special Committee directed Mr. Sindelar and Viasystems’ advisors to propose a bifurcated reverse termination fee, with a $40 million reverse termination fee being payable in circumstances involving suspension of certain foreign regulatory approvals, as to which Mr. Edman had expressed particular concerns, and a higher fee being payable in other circumstances. The Special Committee also directed Mr. Sindelar and Viasystems’ advisors to inform TTM that the issue regarding adjustments to the proposed merger consideration was still unresolved.

Following that Special Committee meeting, in the early afternoon of September 18, 2014, Jones Day sent to Greenberg Traurig revisions to the draft merger agreement reflecting the compromise position outlined by the Special Committee with respect to the amount of the reverse termination fee. Shortly thereafter, Mr. Sindelar telephoned Mr. Edman to discuss the proposal. During that telephone call, Mr. Edman informed Mr. Sindelar that

TTM was not willing to accept any proposal that involved a reverse termination fee in excess of $40 million. Further, Mr. Edman reiterated that TTM was not willing to adjust the proposed merger consideration.

Shortly following the telephone conversation between Messrs. Sindelar and Edman, representatives from JPMorgan communicated to Stifel that TTM’s offer to proceed with the proposed transaction based on a draft merger agreement providing for a $40 million reverse termination fee and the fixed exchange ratio set forth in the draft term sheet accompanying its July 27, 2014 proposal was TTM’s “best and final” offer.

Later that day on September 18, 2014, the Special Committee held a telephonic meeting to discuss the status of negotiations with TTM. Mr. Sindelar, together with representatives from Stifel and Jones Day, also participated. Mr. Sindelar provided the Special Committee with a summary of his conversation with Mr. Edman. Specifically, Mr. Sindelar informed the Special Committee that TTM would not agree to (1) any increase in the reverse termination fee above $40 million in any circumstances or (2) any change to the amount or composition of the proposed merger consideration set forth in the draft term sheet accompanying its July 27, 2014 proposal. Representatives from Jones Day reviewed for the Special Committee the provisions of the draft merger agreement relating to the required regulatory approvals and representatives from Stifel reviewed for the Special Committee the market data on regulatory-related reverse termination fees that Stifel had previously provided to the Special Committee. Representatives from Stifel also reviewed for the Special Committee the strategic alternatives process Stifel was leading on behalf of Viasystems when TTM’s proposal was received and the general state of the industry in which Viasystems participates. Also during the meeting, representatives from Stifel informed the Special Committee that a message received by Stifel from JPMorgan during the meeting reiterated that the positions communicated by Mr. Edman to Mr. Sindelar represented TTM’s “best and final” offer. Following further discussions by the Special Committee and its advisors, the Special Committee determined that no further counter-proposals would be made by Viasystems and that it would consider the positions communicated by Mr. Edman to represent TTM’s “best and final” offer. The Special Committee then directed Mr. Sindelar to arrange a telephone conference on which the full Viasystems Board could be updated in advance of formal action by the Special Committee.

In the morning of September 19, 2014, the Viasystems Board held an informal telephonic meeting to receive an update from Mr. Steffen as to the status of negotiations with TTM. Representatives from Stifel and Jones Day also participated. Mr. Steffen reviewed with the Viasystems Board (1) the history of negotiations with TTM and (2) the terms of TTM’s proposal. After discussions among the Viasystems Board and Viasystems’ financial and legal advisors, Mr. Steffen proposed that a joint meeting of the Special Committee and full Viasystems Board be held on the evening of September 21, 2014 to formally consider and take action with respect to TTM’s proposal.

Later on September 19, 2014, Mr. Sindelar telephoned Mr. Edman and informed him that the Special Committee and full Viasystems Board were prepared to take formal action on TTM’s proposal on the evening of September 21, 2014.

From September 19, 2014 through September 21, 2014, Jones Day and Greenberg Traurig worked to finalize the draft merger agreement.

In the afternoon of September 21, 2014, the TTM Board held a telephonic meeting. The purpose of the meeting was for the TTM Board to consider and vote upon approval of the proposed final draft merger agreement, related draft voting agreements and registration rights memorandum of understanding. Representatives from JPMorgan and Greenberg Traurig also participated in the meeting. Representatives from Greenberg Traurig presented a summary of the principal terms of the proposed final draft merger agreement, including the representations and warranties being made by Viasystems and TTM in the proposed final draft merger agreement, the circumstances under which Viasystems would not be required to complete the proposed transaction after entering into the merger agreement, the ability of the Viasystems Board to respond to and ultimately accept a superior acquisition proposal, the circumstances under which the voting agreements of the HM Funds and BD Funds would be terminated, the termination fee payable by Viasystems if the Viasystems

Board withdrew or gave notice of its intent to withdraw its recommendation of the proposed transaction, the parties’ respective obligations and commitments to seek required regulatory approvals, and the circumstances in which a reverse termination fee would be payable by TTM.

Following the conclusion of the discussions described above, the TTM Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair and in the best interests of TTM and its stockholders, (2) authorized and approved the Merger and the actions and other transactions contemplated by the Merger Agreement, (3) approved and adopted the Merger Agreement, (4) authorized and approved TTM’s execution, delivery and performance of its obligations under the Merger Agreement, and (5) authorized TTM to make available to its subsidiaries the Merger Consideration. The TTM Board also unanimously approved the Voting Agreements, the registration rights memorandum of understanding, the Registration Rights Addendum (as described in the section entitled “The Registration Rights Agreements—Addendum to Registration Rights Agreement” beginning on page 156 of this proxy statement/prospectus), and certain financing commitments.

In the evening of September 21, 2014, the Special Committee and Viasystems Board held a joint telephonic meeting. The purpose of the joint meeting was (1) for the Special Committee to consider and vote on its recommendations to the Viasystems Board regarding the proposed final draft merger agreement and (2) in the event the Special Committee recommended that the Viasystems Board approve the proposed final draft merger agreement and recommend that Viasystems stockholders adopt the proposed final draft merger agreement, for the Viasystems Board to consider and vote on such approval and recommendation. Representatives from Stifel and Jones Day also participated in the meeting. Representatives from Jones Day reviewed with the Special Committee and the Viasystems Board the duties of care and loyalty under Delaware law and the standard of judicial review that applies under Delaware law in the context of a sale of control. As part of that presentation, representatives from Jones Day noted for the Viasystems Board the record of events that led up to the joint meeting. Representatives from Jones Day also presented a summary of the principal terms of the proposed final draft merger agreement, including the representations and warranties being made by Viasystems in the proposed final draft merger agreement, the circumstances under which Viasystems would not be required to complete the proposed transaction after entering into the proposed final draft merger agreement, the ability of the Viasystems Board to respond to and ultimately accept a superior acquisition proposal, the circumstances under which the proposed voting agreements of the HM Funds and the BD Funds would be terminated, the termination fee payable by Viasystems if the Viasystems Board withdrew or gave notice of its intent to withdraw its recommendation of the proposed transaction, the parties’ respective obligations and commitments to seek required regulatory approvals, and the circumstances in which a reverse termination fee would be payable to Viasystems.

Following the presentation from Jones Day, representatives from Stifel presented Stifel’s financial analysis with respect to the proposed transaction, including a review of the methodologies used in performing such analysis, and the conclusions of such analysis. Representatives from Stifel then verbally informed the Special Committee and the Viasystems Board that it was Stifel’s opinion that, as of such date, the proposed merger consideration to be received by holders of Viasystems common stock (excluding each share of Viasystems common stock (1) held in treasury or that is owned, directly or indirectly, by a wholly owned subsidiary of Viasystems, TTM, or Merger Sub, or (2) held by a Viasystems stockholder who shall have demanded properly in writing appraisal for such shares of Viasystems common stock in accordance with the applicable provisions of the DGCL) was fair to Viasystems and its stockholders from a financial point of view. Stifel subsequently delivered to the Viasystems Board a written opinion to that effect dated September 21, 2014.

Following the conclusion of the various presentations described above, the Special Committee unanimously recommended that the Viasystems Board approve the final draft of the merger agreement and recommend its adoption by Viasystems stockholders.

Following the Special Committee’s recommendations to the Viasystems Board, the Viasystems Board unanimously (1) determined that the Merger is fair to and in the best interests of Viasystems and its stockholders,

(2) adopted resolutions approving and declaring the advisability of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (3) on the terms and subject to the conditions set forth in the Merger Agreement, resolved to recommend that Viasystems stockholders adopt the Merger Agreement.

Later that evening on September 21, 2014, the Merger Agreement and the Voting Agreements were executed and delivered. The signing of the Merger Agreement was publicly announced on September 22, 2014, prior to the opening of trading on NASDAQ.

Recommendation of the Viasystems Board of Directors and Viasystems’ Reasons for the Merger

On September 21, 2014, after careful review and consideration, the Viasystems Board unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Viasystems and its stockholders. The Viasystems Board unanimously recommends that Viasystems stockholders vote (1) “FOR” the adoption of the Merger Agreement, (2) “FOR” the approval, on a non-binding, advisory basis, of the compensation that will or may be paid by Viasystems to its named executive officers in connection with the Merger, and (3) “FOR” the proposal regarding adjournments of the Viasystems Special Meeting.

In determining that the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Viasystems and its stockholders, the Viasystems Board considered a number of factors, including the following material factors:

Merger Consideration

The Viasystems Board considered a number of factors related to the Merger Consideration and the financial terms of the Merger Agreement. In particular, the Viasystems Board considered the following:

•	Implied Value. The Viasystems Board concluded that the Merger Consideration to be received by Viasystems stockholders represented an attractive valuation.

•	Based on the closing price per share of TTM common stock of $7.27 on September 19, 2014, the Merger Consideration represented an implied premium of approximately 40.7% to the closing price per share of Viasystems common stock of $11.70 on September 19, 2014, the final trading day prior to the public announcement of Viasystems entering into the Merger Agreement.

•	The Merger Consideration represented a 6.8x multiple on Viasystems’ adjusted EBITDA for the twelve months ended June 30, 2014, which represents a multiple in line with those paid in similar recent transactions in the printed circuit board industry.

•	Significant Portion of Merger Consideration in Cash. The Viasystems Board considered that most of the Merger Consideration will be paid in cash, giving Viasystems stockholders an opportunity to realize certain value for a significant portion of their investment immediately upon the consummation of the Merger.

•

Participation in Potential Upside Through Stock Portion of Merger Consideration. The Viasystems Board considered that a portion of the Merger Consideration will be paid in shares of TTM common stock and, as a result, Viasystems stockholders would have the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of TTM common stock following the Merger, should they decide to retain the TTM common stock payable in the Merger. The Viasystems Board considered information relating to TTM, TTM’s strategic rationale for the Merger and the prospects of the combined company following the Merger. In this regard, the

Viasystems Board considered Viasystems’ estimates regarding the significant potential cost savings and other benefits obtainable from the Merger. The Viasystems Board also considered the absence of a collar or a ceiling limiting the right of Viasystems stockholders to benefit from increases in the trading price of TTM common stock during the pendency of the Merger.

•	Extensive Negotiations with TTM. The Viasystems Board considered the extensive negotiations between Viasystems and TTM and concluded that the Merger Consideration provided for in the Merger Agreement reflected the best value that TTM would be willing to provide at the present time.

Financial Condition and Stand-Alone Prospects of Viasystems

The Viasystems Board considered Viasystems’ business, financial condition, and results of operations, as well as Viasystems’ prospects as a stand-alone company. The Viasystems Board considered, among other things, the following:

•	Market and Execution Risks. The Viasystems Board considered the significant risks associated with going forward as an independent company given the significant challenges in the printed circuit board industry (as reflected in Viasystems’ results of operations in recent periods). In light of these risks, the Viasystems Board considered the related risk that, if Viasystems did not enter into the Merger Agreement with TTM, the value of shares of Viasystems common stock could be significantly lower than the Merger Consideration. The Viasystems Board concluded that the Merger Consideration will enable Viasystems stockholders to realize a substantial portion of Viasystems’ present and potential future value without the market or execution risks associated with continuing as a stand-alone company.

•	Uncertainty of Forecasts. The Viasystems Board was aware of the inherent uncertainty of attaining management’s internal financial projections, including those set forth in the subsection entitled “—Certain Information Provided by the Parties—Viasystems Unaudited Prospective Financial Information” beginning on page 103 of this proxy statement/prospectus, and that as a result Viasystems’ actual financial results in future periods could differ materially from management’s forecasted results.

Opinion of Financial Advisor

The Viasystems Board considered the oral opinion of Stifel, as financial advisor to Viasystems, rendered to the Viasystems Board and subsequently confirmed in writing, that, as of the date of the opinion, and based on and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of Merger Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the subsection entitled “—Opinion of Financial Advisor to Viasystems” beginning on page 91 of this proxy statement/prospectus. The full text of the written opinion of Stifel, dated September 21, 2014, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the scope of the review undertaken by Stifel in rendering its opinion, is attached to this proxy statement/prospectus as Annex C.

Review of Strategic Alternatives

•	The Viasystems Board considered its review of strategic alternatives and opportunities available to Viasystems that was formally commenced in early June 2014. See “—Background of the Merger” beginning on page 74 of this proxy statement/prospectus for more information regarding such review.

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The Viasystems Board considered that it was not aware of, or presented with, any alternative transactions that would be reasonably likely to result in a value to Viasystems stockholders equal to or in excess of the Merger Consideration. In particular, the Viasystems Board considered that although nine parties in addition to TTM had expressed interest in exploring a potential negotiated transaction with Viasystems, none of the interested parties aside from TTM submitted a final proposal. See “—Background of the Merger” beginning on page 74 of this proxy statement/prospectus for more information on these prior discussions. Based on this absence of alternatives, the Viasystems Board concluded the Merger Consideration provided for in the Merger Agreement was the highest value reasonably available to Viasystems at the time and there was no assurance a more favorable opportunity to sell Viasystems would arise later.

Financial Forecasts

The Viasystems Board considered the financial projections prepared by Viasystems management and summarized under “—Certain Information Provided by the Parties—Viasystems Unaudited Prospective Financial Information” as well as the financial projections prepared by TTM management and summarized under “—Certain Information Provided by the Parties—TTM Unaudited Prospective Financial Information” beginning on pages 103 and 101, respectively, of this proxy statement/prospectus. These financial projections were provided to Stifel for purposes of the opinion described above.

Terms of the Merger Agreement

The Viasystems Board reviewed and considered the terms of the Merger Agreement, including the parties’ respective representations, warranties, and covenants, the conditions to their respective obligations to consummate the Merger and their ability to terminate the Merger Agreement. See “The Merger Agreement” beginning on page 124 of this proxy statement/prospectus for a detailed discussion of the terms and conditions of the Merger Agreement. In particular, the Viasystems Board considered the following:

•	Terms of TTM’s Financing; Absence of Financing Condition or Limitations on Remedies. The Viasystems Board considered that TTM’s obligation to complete the Merger pursuant to the Merger Agreement is not subject to any financing condition and that TTM represents and warrants in the Merger Agreement that it will have sufficient funds to complete the transactions contemplated by the Merger Agreement and will use its reasonable best efforts to obtain the proceeds of its debt financing commitment. The Viasystems Board also considered the terms of the debt financing commitment TTM obtained in connection with the Merger. For additional information on TTM’s financing, see “—Financing for the Merger” beginning on page 114 of this proxy statement/prospectus. The Viasystems Board also considered TTM’s financial strength and ability to complete its proposed financing or alternative financing in order complete the Merger and that Viasystems’ remedies against TTM would include the right to seek to require TTM to perform its obligation to consummate the Merger.

•	Conditions to the Merger; Likelihood of Closing; Voting Agreements. The Viasystems Board considered the reasonable likelihood of the consummation of the Merger in light of TTM’s obligations to consummate the Merger, TTM’s obligations to take reasonable best efforts to obtain all antitrust approvals and the CFIUS Approval, and its obligation to pay a reverse termination fee of $40.0 million if the Merger is not consummated because such approvals are not obtained, and the likelihood that the Merger will be approved by holders of Viasystems common stock, due in part to the fact that holders of approximately 67% of the outstanding shares of Viasystems common stock have entered into voting agreements with TTM obligating them to vote in favor of the Merger.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The Viasystems Board considered the provisions in the Merger Agreement that provide for the ability of the Viasystems Board to participate in discussions or negotiations with a person that has made an unsolicited acquisition proposal that the Viasystems Board determines in good faith (after consultation with its financial advisor and outside counsel) constitutes or is reasonably likely to lead to a superior proposal and furnish to any such person confidential information with respect to Viasystems pursuant to a confidentiality agreement, subject to certain restrictions imposed by the Merger Agreement, including that the Viasystems Board shall have determined in good faith (after consultation with its outside counsel) that the failure to take such action would constitute a breach by the Viasystems Board of its fiduciary duties to the Viasystems stockholders under applicable law.

•	Ability to Change Recommendation. The Viasystems Board considered the provisions in the Merger Agreement that provide for the ability of the Viasystems Board to withdraw or modify its recommendation that Viasystems stockholders adopt the Merger Agreement:

•	following the receipt of an alternative acquisition proposal that the Viasystems Board determines in good faith (after consultation with its financial advisor and outside counsel) constitutes a superior proposal, subject to certain restrictions imposed by the Merger Agreement, including that the Viasystems Board shall have determined in good faith (after consultation with its outside counsel) that the failure to take such action would constitute a breach by the Viasystems Board of its fiduciary duties to the Viasystems stockholders under applicable law and that TTM shall have been given an opportunity to match the superior proposal; or

•	in response to an intervening event (as defined in the Merger Agreement), subject to certain restrictions imposed by the Merger Agreement, including that the Viasystems Board shall have determined in good faith (after consultation with its outside counsel) that the failure to take such action would constitute a breach by the Viasystems Board of its fiduciary duties to the Viasystems stockholders under applicable law and provided TTM with prior notice of its intention to take such action. In addition, the Viasystems Board considered the provisions of the Voting Agreements entered into with the holders of approximately 67% of the outstanding shares of Viasystems common stock that provide such agreements will automatically terminate if the Viasystems Board withdraws or modifies its recommendation in response to an intervening event.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The Viasystems Board considered the provisions in the Merger Agreement that provide for the ability of the Viasystems Board to terminate the Merger Agreement to accept a superior proposal, subject to certain restrictions imposed by the Merger Agreement, including that Viasystems would be required to pay TTM a $12.8 million termination fee concurrently with such termination. In addition, the Viasystems Board considered the provisions of the Voting Agreements described above that provide such agreements will automatically terminate if the Merger Agreement is terminated, including with respect to the acceptance of a superior proposal.

•	Termination Fee. The Viasystems Board considered that, in its view, the $12.8 million termination fee that could become payable by Viasystems pursuant to the Merger Agreement was reasonable, would not likely deter alternative acquisition proposals and would not likely be required to be paid unless the Viasystems Board entered into an agreement providing for a transaction that would be more favorable to the Viasystems stockholders than the transactions contemplated by the Merger Agreement.

•	No Vote Expense Reimbursement. The Viasystems Board considered that, in its view, the obligation to reimburse TTM for up to $4.0 million in expenses that could become payable pursuant to the Merger Agreement in the event the requisite approval of Viasystems stockholders is not obtained was reasonable and comparable to “no vote” termination fees in transactions of a similar size.

•	Appraisal Rights. The Viasystems Board considered the availability of appraisal rights for holders of Viasystems common stock who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of common stock at the completion of the Merger Agreement.

The Viasystems Board also identified and considered a number of countervailing factors and risks to Viasystems and its stockholders relating to the Merger and the Merger Agreement, including the following:

•

Due to Fixed Exchange Ratio, Stock Portion of Merger Consideration Could Decline in Value Prior to Consummation of the Merger. The Viasystems Board considered that because the stock portion of the Merger Consideration is based on a fixed exchange ratio of shares of TTM common stock for Viasystems common stock, the value of the stock portion of the Merger Consideration could decline prior to consummation of the Merger. The Viasystems Board considered the fact that the Merger

Agreement does not provide Viasystems with a price-based termination right or other similar price protection (such as a “collar”) with respect to the trading price of TTM common stock during the pendency of the Merger. The Viasystems Board determined that this structure was appropriate and the risk acceptable given that a substantial portion of the Merger Consideration will be paid in a fixed cash amount, reducing the impact of any decline in the trading price of TTM common stock on the value of the Merger Consideration, and that the lack of a “collar” provision would also permit Viasystems stockholders to benefit fully from an increase in the trading price of TTM common stock during the pendency of the Merger.

•	Lack of Direct Ongoing Participation in Viasystems’ Potential Upside. The Viasystems Board considered that Viasystems stockholders would not have the opportunity to continue participating in Viasystems’ potential upside as a stand-alone company, but would rather only participate in Viasystems’ upside indirectly as a part of the combined company if they retained the stock portion of the Merger Consideration following the effective time of the Merger.

•	Smaller Ongoing Equity Participation in the Combined Company by Viasystems Stockholders. The Viasystems Board considered that, because Viasystems stockholders will be receiving primarily cash in exchange for their Viasystems stock, their ability to benefit from any increase in the value of TTM following the closing will be less than if they had received all TTM stock in exchange for their Viasystems stock. The Viasystems Board also considered that, following the consummation of the Merger, each Viasystems stockholder would hold a smaller equity interest in the combined company than they held prior to the Merger, which will reduce their voting power in the combined company.

•	Potential Failure to Consummate the Merger. The Viasystems Board considered the possibility that the Merger may not be consummated for a variety of reasons, including the failure of one or more closing conditions to be satisfied, and the potential adverse consequences to Viasystems if the Merger is not consummated, including the potential loss of employees, reduction on the trading price of Viasystems common stock, and erosion of partner and employee confidence in Viasystems. The Viasystems Board considered that such risks were mitigated by certain terms in the Merger Agreement, including the absence of any financing condition to TTM’s obligations to consummate the Merger and that Viasystems’ remedies against TTM would include the right to seek to require TTM to perform its obligation to consummate the Merger, TTM’s obligations to take reasonable best efforts to obtain all antitrust approvals and the CFIUS Approval and its obligation to pay a reverse termination fee of $40 million if the Merger is not consummated because such approvals are not obtained, and the Voting Agreements entered into by the holders of approximately 67% of the outstanding shares of Viasystems common stock.

•	TTM Business Risks. The Viasystems Board considered that Viasystems stockholders would be subject to the future financial, business, and operational risks associated with the combined company if they retained the stock portion of the Merger Consideration following the effective time of the Merger. These risks are different in part than the risks related only to Viasystems’ business. In this regard, the Viasystems Board considered that there will be risks associated with successful implementation of the combined company’s business plan and strategy, the combined company’s ability to realize the anticipated benefits of the Merger on the timeline expected or at all, and integration of Viasystems’ business with TTM’s business in an efficient and cost effective manner. The Viasystems Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Merger to the extent Viasystems stockholders retain the shares of TTM common stock received as a portion of the Merger Consideration following the consummation of the Merger.

•

Termination Fee; Alternative Acquisition Proposals; Expense Reimbursement. The Viasystems Board considered the risk that, although Viasystems has the right, under certain limited circumstances, to (1) enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal and/or furnish to such a person non-public information relating to Viasystems pursuant to a confidentiality agreement, (2) withdraw or modify the recommendation of the Viasystems Board to

Viasystems stockholders that they adopt the Merger Agreement, and/or (3) terminate the Merger Agreement, in each case subject to certain restrictions imposed by the Merger Agreement, the provisions of the Merger Agreement may have the effect of discouraging competing acquisition proposals even if the terms of those proposals may be more favorable to Viasystems stockholders than the Merger. In addition, the Viasystems Board considered the provisions of the Merger Agreement that, under specified circumstances related to the presence of an alternative acquisition proposal or actions that may constitute a change of the recommendation of the Viasystems Board with respect to the Merger, would require Viasystems to pay TTM a termination fee of $12.8 million, and that if Viasystems stockholders fail to adopt the Merger Agreement, would require Viasystems to pay TTM an expense reimbursement amount of up to $4.0 million. As part of these considerations, the Viasystems Board also considered the results of its failed discussions with other potential strategic partners, the fact that the Viasystems Board was not aware of any alternative acquisition transactions that would be reasonably likely to result in a value to Viasystems stockholders in excess of the Merger Consideration and the amount of “no vote” termination fees and expense reimbursement amounts in transactions of a similar size. See “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fee; Reverse Breakup Fee and Expenses” beginning on pages 139 and 141, respectively, of this proxy statement/prospectus for further information regarding these provisions of the Merger Agreement.

•	Interim Operating Covenants. The Viasystems Board considered the limitations imposed by the Merger Agreement on the conduct of Viasystems’ business during the pendency of the Merger and the fact that these covenants may limit Viasystems’ ability to pursue business opportunities that may arise or take other actions it may otherwise take with respect to the operations of Viasystems during the pendency of the Merger. See “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 143 of this proxy statement/prospectus.

•	Voting Agreements. The Viasystems Board considered that concurrently with the execution of the Merger Agreement the holders of approximately 67% of the outstanding shares of Viasystems common stock entered into voting agreements with TTM obligating them to vote in favor of the Merger and the effect these Voting Agreements have on other holders of Viasystems common stock by limiting the significance of such other holders’ votes. The Voting Agreements will terminate only in the case that the Merger Agreement is terminated or in the case of a withdrawal or modification to the Viasystems Board’s recommendation in response to an intervening event.

•	Taxability. The Merger is expected to be a taxable transaction for U.S. federal income tax purposes, and the receipt of cash and TTM common stock in exchange for Viasystems common stock in the Merger will therefore generally be taxable to Viasystems common stockholders for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” beginning on page 164 of this proxy statement/prospectus.

•	Interests of Viasystems’ Directors and Executive Officers. The Viasystems Board considered the potential additional or different interests of Viasystems’ directors and executive officers in respect of the Merger, as described in the subsection entitled “—Interests of Certain Persons in the Merger” beginning on page 105 of this proxy statement/prospectus.

•	Diversion of Management. The Viasystems Board considered the possible diversion of management’s time and attention from Viasystems’ ongoing business due to the substantial time and effort necessary to complete the Merger and plan for and implement the integration of the operations of Viasystems and TTM.

•	Other Risks. The Viasystems Board considered the types and nature of the risks described under the section entitled “Risk Factors” beginning on page 27 of this proxy statement/prospectus.

The Viasystems Board concluded that the potentially negative factors associated with the Merger were outweighed by the potential benefits that it expected Viasystems stockholders would receive as a result of the Merger, including the belief of the Viasystems Board that the Merger would maximize the immediate value of the Viasystems common stock and eliminate the risks and uncertainties affecting the future prospects of Viasystems as a stand-alone company.

The preceding discussion of the information and factors considered by the Viasystems Board is not intended to be exhaustive but includes the material factors considered by the Viasystems Board. In view of the complexity and wide variety of factors considered by the Viasystems Board in connection with its evaluation of the Merger, the Viasystems Board did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Viasystems Board may have given different weight to different factors. The Viasystems Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of Viasystems’ reasons for the Merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 37 of this proxy statement/prospectus.

Opinion of Financial Advisor to Viasystems

The Viasystems Board requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Merger Shares of the Merger Consideration to be received by such holders of Merger Shares from TTM in the Merger pursuant to the Merger Agreement (the “Opinion”). On September 21, 2014, Stifel delivered to the Viasystems Board its written opinion that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Merger Consideration to be received by holders of Merger Shares from TTM in the Merger pursuant to the Merger Agreement was fair to such holders of Merger Shares, from a financial point of view.

The Viasystems Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Viasystems Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the technology sector, in providing strategic advisory services in general, and Stifel’s familiarity with Viasystems and its business. Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference. The summary of the Opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Opinion. Viasystems stockholders are encouraged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel in connection with the Opinion.

In rendering its Opinion, Stifel, among other things:

•	discussed the Merger and related matters with Viasystems’ counsel and reviewed a draft copy of the Merger Agreement dated September 21, 2014;

•	reviewed the audited consolidated financial statements of Viasystems contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and unaudited consolidated financial statements of Viasystems contained in its Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 2014;

•	reviewed the audited consolidated financial statements of TTM contained in its Annual Reports on Form 10-K for the three years ended December 30, 2013 and the unaudited consolidated financial statements of TTM contained in its Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 2014;

•	reviewed and discussed with Viasystems’ management certain other publicly available information concerning Viasystems and TTM;

•	held discussions with TTM’s senior management and financial advisor, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on TTM;

•	reviewed certain non-publicly available information concerning Viasystems, including internal financial analyses and forecasts prepared by its management and held discussion with Viasystems’ senior management regarding recent developments;

•	reviewed certain non-publicly available information concerning TTM, including internal financial analyses and forecasts prepared by its management and held discussions with TTM’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

•	analyzed the present value of future share prices expected to be achieved by Viasystems and TTM, on both a standalone and pro forma basis;

•	participated in certain discussions and negotiations between representatives of Viasystems and TTM;

•	reviewed the reported prices and trading activity of the equity securities of each of Viasystems and TTM;

•	considered the results of Stifel’s efforts, at the direction of Viasystems, to solicit indications of interest from selected third parties with respect to a merger or other transaction with Viasystems;

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its Opinion; and

•	took into account Stifel’s assessment of general economic, market and financial conditions and Stifel’s experience in other transactions, as well as its experience in securities valuations and its knowledge of Viasystems’ industry generally.

In rendering its Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of Viasystems or TTM, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by Viasystems and TTM (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), Stifel assumed, at the direction of Viasystems, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Viasystems and TTM, as applicable, as to the future operating and financial performance of Viasystems and TTM, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. The Opinion states that such forecasts and projections were not prepared with the expectation of public disclosure, that all such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Viasystems or TTM since the date of the last financial statements of each company made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either Viasystems’ or TTM’s assets or liabilities, the collateral securing any of such assets or liabilities, nor has Stifel been furnished with any such evaluation or appraisal. The Opinion states that estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold and that because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

Stifel assumed, with the consent of the Viasystems Board, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, Stifel assumed that the definitive Merger Agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by Viasystems or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on Viasystems, TTM or the Merger. Stifel assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that Viasystems relied upon the advice of its counsel, independent accountants, and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting, and regulatory matters with respect to Viasystems, the Merger, and the Merger Agreement.

Stifel’s Opinion is limited to whether the Merger Consideration was fair to the holders of Merger Shares, from a financial point of view, as of the date of the Opinion, and it does not address any other terms, aspects or implications of the Merger including, without limitation, the form or structure of the Merger, any consequences of the Merger on Viasystems, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Stifel’s Opinion also does not consider, address or include: (1) any other strategic alternatives then (or which were or may be) contemplated by the Viasystems Board or Viasystems; (2) the legal, tax or accounting consequences of the Merger on Viasystems or the holders of shares of Viasystems common stock; (3) the fairness of the amount or nature of any compensation to any of Viasystems’ officers, directors or employees, or class of such persons, relative to the compensation to the holders of Viasystems’ securities; (4) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of Viasystems other than the Merger Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (5) whether TTM has sufficient cash, available lines of credit or other sources of funds to enable it to pay the cash consideration component of the Merger Consideration to the holders of Merger Shares at the closing of the Merger; or (6) the treatment of, or effect of the Merger on, options to acquire shares of Viasystems common stock, Viasystems’ restricted stock awards, or Viasystems Performance Share Units. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which Viasystems’ or TTM’s securities would trade following public announcement or consummation of the Merger.

Stifel’s Opinion is necessarily based on economic, market, financial and other conditions as they existed, and on the information made available to Stifel by or on behalf of Viasystems, TTM or their respective advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion. The Opinion states that subsequent developments may affect the conclusion reached in the Opinion and that Stifel does not have any obligation to update, revise, or reaffirm the Opinion.

Stifel’s Opinion was approved by Stifel’s fairness committee. Stifel’s Opinion was for the information of, and directed to, the Viasystems Board for its information and assistance in connection with its consideration of the financial terms of the Merger. Stifel’s Opinion does not constitute a recommendation to the Viasystems Board as to how the Viasystems Board should vote on the Merger or to any stockholder of Viasystems or TTM as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of Viasystems should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to Viasystems and does not address the underlying business decision of the Viasystems Board or Viasystems to proceed with or effect the Merger.

The following represents a brief summary of the material financial analyses performed by Stifel in connection with its Opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before September 19, 2014 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Selected Company Analysis

Viasystems

Stifel compared Viasystems, from a financial point of view, to 15 publicly traded companies in the printed circuit board and electronic manufacturing services industries that Stifel deemed to be relevant based on their business profiles and financial metrics. Stifel compared Viasystems’ last 12 months (“LTM”), estimated calendar year 2014 and 2015 financial metrics, as provided by Viasystems’ management, to the LTM, estimated calendar year 2014 and 2015 financial metrics, obtained from available public sources, of the 15 companies. Stifel believes that the group of companies listed below have business models similar to those of Viasystems, but noted that none of these companies have the same management, composition, size, operations, financial profile, or combination of businesses as Viasystems:

•	Benchmark Electronics, Inc.

•	Celestica Inc.

•	CMK Corporation

•	Fabrinet

•	Flextronics International Ltd.

•	Ibiden Co., Ltd.

•	Jabil Circuit, Inc.

•	Kingboard Chemical Holdings Limited

•	Nan Ya Printed Circuit Board Corporation

•	Plexus Corp.

•	Sanmina Corporation

•	Tripod Technology Corporation

•	TTM

•	Unimicron Technology Corp.

•	Zhen Ding Technology Holding Limited

Based on this information, Stifel calculated and compared the following multiples for Viasystems and the selected comparable companies:

•	Multiples of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to LTM, estimated calendar year 2014 and 2015 earnings before one-time charges, interest, taxes, stock-based compensation and depreciation and amortization (“EV/adjusted EBITDA”).

•	Multiples of price (“P”) using the share price to LTM, estimated calendar year 2014 and 2015 adjusted earnings per share (“EPS”) as adjusted to exclude stock-based compensation, amortization of intangibles and one-time charges, which is referred to as price-to-earnings (“P/E”).

The following table sets forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected companies and the multiples implied by the Merger:

Multiple	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Proposed Transaction
LTM EV/Adjusted EBITDA	5.2x	5.8x	5.9x	7.0x	5.0x – 7.0x	6.8x
CY 2014 EV/Adjusted EBITDA	4.8x	5.6x	5.5x	6.3x	5.0x – 6.5x	6.6x
CY 2015 EV/Adjusted EBITDA	4.2x	4.8x	4.8x	5.6x	4.0x – 5.5x	5.8x
LTM P/E	11.2x	12.9x	12.9x	14.2x	11.0x – 14.0x	N.M.
CY 2014 P/E	11.1x	12.2x	14.0x	16.4x	11.0x – 16.5x	N.M.
CY 2015 P/E	9.7x	10.8x	11.6x	12.1x	9.5x – 12.0x	40.4x

This analysis resulted in the following ranges of implied equity values per share:

Benchmark	Range of Implied Equity Values per Share
EV/Adjusted EBITDA Multiples	$5.24 – 16.04
P/E Multiples	$3.56 – 4.49

No company utilized in the selected company analysis is identical to Viasystems. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond Viasystems’ control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in Viasystems’ financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

TTM

Stifel compared TTM, from a financial point of view, to a group of 8 publicly traded companies in the printed circuit board industry that Stifel deemed to be relevant based on their business profiles and financial metrics. Stifel compared TTM’s LTM, estimated calendar year 2014 and 2015 financial metrics, as provided by TTM management, to the LTM, estimated calendar year 2014 and 2015 financial metrics, obtained from available public sources, of the 8 selected printed circuit board companies. Stifel believes that the group of companies listed below have business models similar to those of TTM, but noted that none of these companies have the same management, composition, size, operations, financial profile, or combination of businesses as TTM:

•	CMK Corporation

•	Ibiden Co., Ltd.

•	Kingboard Chemical Holdings Limited

•	Nan Ya Printed Circuit Board Corporation

•	Tripod Technology Corporation

•	Unimicron Technology Corp.

•	Viasystems

•	Zhen Ding Technology Holding Limited

The following table sets forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected companies and the multiples implied by TTM’s price per share as of the market close on September 19, 2014:

Multiple	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Implied by TTM’s Closing Stock Price as of September 19, 2014
LTM EV/Adjusted EBITDA	4.6x	5.7x	5.8x	7.2x	4.5x – 7.0x	5.8x
CY 2014 EV/Adjusted EBITDA	4.1x	5.2x	5.0x	6.0x	4.0x – 6.0x	5.5x
CY 2015 EV/Adjusted EBITDA	3.8x	4.3x	4.3x	5.2x	4.0x – 5.0x	4.7x
LTM P/E	11.6x	13.3x	12.9x	14.6x	11.5x –14.5x	15.6x
CY 2014 P/E	11.2x	12.2x	15.1x	17.8x	11.0x – 18.0x	16.4x
CY 2015 P/E	10.3x	15.9x	15.5x	18.6x	10.5x – 18.5x	9.2x

This analysis resulted in the following ranges of implied equity values per share:

Benchmark	Range of Implied Equity Values per Share
EV/Adjusted EBITDA Multiples	$4.89 – 8.61
P/E Multiples	$6.25 – 9.92

No company utilized in the selected company analysis is identical to TTM. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond TTM’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in TTM’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

Precedent Transactions Analysis

Based on public and other information available to Stifel, Stifel calculated and compared the multiples of (1) EV to LTM and next twelve months (“NTM”) adjusted EBITDA and (2) fully diluted equity value (“EQV”), using the treasury stock method, to LTM and NTM Adjusted Net Income (“EQV/Adjusted Net Income”) implied in the Merger for Viasystems to the corresponding multiples implied in the following 10 selected acquisitions of companies in the printed circuit board and electronic manufacturing services industries:

Announcement Date	Acquirer	Target
4/4/12	Viasystems	DDi Corp.
4/4/11	Ducommun Incorporated	LaBarge, Inc.
2/11/11	Charlesbank Capital Partners LLC	OnCore Manufacturing Services, LLC
11/16/09	TTM	Meadville Holdings Limited, PCB Business
10/6/09	Viasystems	Merix Corporation
5/22/09	Kingboard Chemical Holdings Limited	Elec & Eltek International Company Limited
6/4/07	Flextronics International Ltd.	Solectron Corporation
10/17/06	Benchmark Electronics, Inc.	Pemstar Inc.
8/3/06	TTM	Tyco International, Printed Circuit Group
2/7/05	Jabil Circuit, Inc.	Varian, Inc., Electronics Manufacturing Business

The following table sets forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected precedent transactions and the multiples implied by the Merger:

Multiple	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Proposed Transaction
LTM EV/Adjusted EBITDA	7.5x	7.8x	7.5x	8.7x	7.5x – 8.5x	6.8x
NTM EV/Adjusted EBITDA	5.9x	7.0x	6.7x	7.7x	6.0x – 7.5x	6.0x
LTM EQV/Adjusted Net Income	13.4x	17.0x	16.9x	21.9x	13.5x – 22.0x	N.M.
NTM EQV/Adjusted Net Income	9.1x	10.1x	12.1x	15.1x	9.0x – 15.0x	N.M.

Based on its review of the precedent transactions, Stifel applied selected multiples to the corresponding LTM and NTM adjusted EBITDA and adjusted Net Income of Viasystems, in each case as provided by Viasystems’ management.

This analysis resulted in the following ranges of implied equity values per share:

Benchmark	Range of Implied Equity Values per Share
EV/Adjusted EBITDA Multiples	$18.63 – 26.44
EQV/Adjusted Net Income Multiples	$0.62 – 1.03

No transaction used in the precedent transactions analyses is identical to the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the precedent transactions which in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Merger is being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, such as the impact of competition, industry growth, and the absence of any adverse material change in the financial condition of Viasystems or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Merger is being compared.

Discounted Equity Value Analysis

Viasystems

Stifel performed an analysis of the implied present value of the future price per share of Viasystems common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity value per share as a function of the company’s estimated future adjusted EPS and its assumed P/E multiple. Stifel applied a selected range of P/E multiples of 11.0x to 17.0x to estimated adjusted EPS of Viasystems for each of the calendar years 2015 and 2016, as provided by Viasystems’ management. This selected range of P/E multiples were based upon the range utilized for calendar year 2014 P/E in the Viasystems Selected Company Analysis. Stifel then discounted the 2015 and 2016 values back to present by using a discount rate of 15.5%, reflecting an estimate of Viasystems’ cost of equity that was derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including a company’s equity value and historical beta, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied equity values per share of $5.74 to $8.87 for Viasystems.

TTM

Stifel also performed an analysis of the implied present value of the future price per share of TTM common stock. Stifel applied a selected range of P/E multiples of 11.0x to 18.0x to estimated adjusted EPS of TTM common stock for each of the calendar years 2015 and 2016, as provided by TTM management. This selected range of P/E multiples were based upon the range utilized for calendar year 2014 P/E in the TTM Selected Company Analysis. Stifel then discounted 2015 and 2016 values back to present by using a discount rate of 13.5%, reflecting an estimate of TTM’s cost of equity that was derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including a company’s equity value and historical beta, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied equity values per share of $7.65 to $12.52 for TTM.

The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its Opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to Viasystems, TTM, or the Merger, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise values and implied per share equity values of Viasystems and TTM. Each of these analyses yielded a range of implied enterprise values and implied per share equity values, and therefore, such implied enterprise value ranges and implied per share equity values developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Merger Shares from TTM in the Merger pursuant to the Merger Agreement, as of the date of the Opinion, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Illustrative Contribution Analysis

Stifel also reviewed historical and estimated future operating and financial information including, among other things, revenues, adjusted operating income, adjusted EBITDA and adjusted net income for Viasystems, TTM and the combined company. Stifel analyzed the relative financial contributions of Viasystems and TTM to the combined company following completion of the Merger, without taking into account any potential synergies, based on LTM and estimated calendar years 2014 and 2015 as provided by Viasystems’ management and TTM’s management. The following table presents the results of this analysis:

	Viasystems Contribution to Combined Company
	Revenues	Adjusted Operating Income	Adjusted EBITDA	Adjusted Net Income
LTM	48%	41%	46%	N.M.
CY 2014	48%	40%	45%	N.M.
CY 2015	48%	39%	44%	11%

Stifel also analyzed the implied equity value per share of Viasystems common stock, by applying TTM’s multiples of revenue, adjusted operating income and adjusted EBITDA for LTM and estimated calendar years 2014 and 2015, respectively, to Viasystems’ metrics for the corresponding periods to obtain an enterprise value, and then adjusting for Viasystems’ net debt position. Stifel also applied TTM’s multiples of adjusted net income to Viasystems’ adjusted net income to analyze the implied equity value per share of Viasystems common stock. The following table presents the results of this analysis:

	Implied Equity Values per Share of Viasystems Common Stock
	Revenues	Adjusted Operating Income	Adjusted EBITDA	Adjusted Net Income
LTM	$14.34	$4.86	$10.56	N.M.
CY 2014	$13.87	$3.12	$9.59	N.M.
CY 2015	$13.43	$2.29	$8.60	$3.36

Illustrative Pro Forma Merger Analysis

Stifel also prepared an illustrative pro forma analysis of the potential financial impact of the Merger on TTM using the forecasts provided by Viasystems’ management and TTM’s management both taking into account and excluding $25.0 million of projected pre-tax synergies. For calendar year 2015, Stifel compared the projected adjusted EPS of TTM, on a standalone basis, to the projected adjusted EPS of the combined company on a pro forma basis assuming the Merger was completed on December 31, 2014. The following table presents the results of this analysis:

Accretion	Excluding Synergies	Including Synergies
CY 2015	7.4%	29.0%

Illustrative Pro Forma Trading Analysis

Stifel also performed illustrative analyses of the implied equity value per share of Viasystems common stock on a pro forma basis for the combined company. For these analyses, Stifel used the forecasts provided by Viasystems’ management and TTM’s management for the combined company on a pro forma basis for calendar year 2015. Stifel applied a selected range of EV/Adjusted EBITDA and P/E multiples, respectively, to estimated calendar year 2015 pro forma adjusted EBITDA and adjusted EPS of the combined company, taking into account $25.0 million of pre-tax synergies on a pro forma basis. Stifel selected these ranges of calendar year 2015 EV/Adjusted EBITDA and P/E multiples by taking into account the current calendar year 2015 EV/Adjusted EBITDA and P/E multiples for TTM and the selected companies. The implied equity value per share of Viasystems common stock was calculated by multiplying the resulting pro forma combined company per share equity values by the exchange ratio pursuant to the Merger Agreement of 0.706 of a share of TTM common stock for each outstanding share of Viasystems common stock and adding the resulting product to the $11.33 per share cash consideration. This analysis resulted in a range of implied values, on an undiscounted basis, reflected in the table below:

	Range of Multiples Used in the Analysis	Implied Equity Values per Share of Viasystems Common Stock
CY 2015 Pro Forma Adjusted EBITDA	4.0x – 6.0x	$13.43 – 18.83
CY 2015 Pro Forma Adjusted EPS	8.0x – 12.0x	$17.11 – 20.01

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of Viasystems.

Miscellaneous

Viasystems agreed to pay Stifel a fee (the “Retainer Fee”) of $100,000 upon its engagement to provide financial advisory services to Viasystems and a fee (the “Opinion Fee”) of $3,500,000 for its services as financial advisor to the Viasystems Board upon delivery of the Opinion (neither of which fees are contingent upon the consummation of the Merger) and a fee (the “Transaction Fee”) for its services as financial advisor to Viasystems in connection with the Merger in an amount equal to 1.5% of the aggregate consideration in the Merger, as determined in accordance with Viasystems’ engagement letter with Stifel, which for purposes of the Transaction Fee includes the cash and the value of the TTM common stock received by the Viasystems stockholders in the Merger and the outstanding indebtedness of Viasystems (other than to trade creditors) upon consummation of the Merger, all of which Transaction Fee is contingent upon the completion of the Merger; provided that the Opinion Fee will be credited against the Transaction Fee. As of the date of this proxy statement/prospectus, based upon the closing price of TTM common stock on November 4, 2014, the Transaction Fee would be approximately $15 million, the payment of which would be reduced by the amount of the Opinion Fee. Stifel will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In the event the Merger is not consummated and Viasystems receives a termination or break-up fee, then Viasystems shall pay Stifel a fee (the “Termination Fee”) equal to 20% of such termination or break-up fee received by Viasystems; provided that the Termination Fee would be reduced by the amount of the Retainer Fee and the Opinion Fee, which would be credited against the Termination Fee. In addition, Viasystems agreed to reimburse Stifel for its expenses in connection with its engagement, subject to certain limitations, and to indemnify Stifel for certain liabilities arising out of its engagement.

In September 2013, Stifel served as sole agent on a placement of secondary shares of Viasystems, and Stifel received customary compensation from the selling stockholder for its services. In April 2014, Stifel served as joint book-running manager on an add-on offering of Viasystems’ Senior Secured Notes due 2019 and received customary compensation for its services. There are no other material relationships (including between Stifel and TTM) that existed during the two years prior to the date of Stifel’s Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and Viasystems or TTM.

Stifel may seek to provide investment banking services to TTM or its affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel and its clients may transact in the equity securities of each of Viasystems and TTM and may at any time hold a long or short position in such securities.

Certain Information Provided by the Parties

In the course of negotiating the Merger Agreement, TTM and Viasystems exchanged certain non-public information as part of the customary “due diligence” process. As part of this process, TTM and Viasystems allowed each other, and each other’s respective representatives, access to data rooms that contained non-public information that concerned TTM and Viasystems, respectively, as well as their respective operations. In addition to the information supplied as part of the due diligence process, TTM and Viasystems both prepared certain prospective financial information to share with the other party and their respective financial advisors. The prospective financial information consisted of projections as well as additional financial and operating data for the calendar years 2014 through 2016. Each of Viasystems and TTM gave significant consideration to the prospective financial information provided by the other party. The prospective financial information disclosed below summarizes all such information that was exchanged and relied upon by the parties, and includes prospective revenues, adjusted net income, and adjusted EBITDA (as such measures are described more fully below) for each of the companies for the calendar years 2014 through 2016.

TTM Unaudited Prospective Financial Information

Although TTM periodically may issue limited guidance to investors concerning its expected financial performance, TTM does not make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, in connection with the negotiation and execution of the Merger Agreement, TTM management provided the TTM Board, TTM’s financial advisor and Viasystems and its financial advisor with certain non-public internal financial projections for the years ended 2014 through 2016 and estimated synergies for the combined company.

While the financial projections and estimated synergies are being included in this proxy statement/prospectus, the financial projections and estimated synergies were not prepared with a view toward public disclosure, complying with the published guidelines of the SEC regarding projections and the use of non-GAAP measures or complying with the published guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of “prospective financial information.” Rather, the financial projections were based upon certain publicly available forecasts prepared by independent equity research analysts, as adjusted in certain respects by TTM’s management in order to reconcile differing views of such independent equity research analysts. No one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, accuracy, or completeness of, the information included in the projections set forth below. Readers are cautioned not to place undue reliance on the projections. TTM has not updated and, except as otherwise required by law, does not intend to update or otherwise revise the projections, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the Merger. Further, the projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or continuing in that context.

The financial projections and estimated synergies are unaudited. The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, TTM’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to TTM’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The financial projections and estimated synergies:

•	were based upon numerous assumptions, as further described below, many of which are beyond the control of TTM and may not prove to be accurate;

•	were originally prepared during August 2014;

•	do not necessarily reflect current estimates or assumptions management of TTM may have about prospects for TTM’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the financial projections and estimated synergies will be achieved.

Although presented with numerical specificity, the financial projections and estimated synergies were prepared in the context of numerous variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of TTM, and which may prove not to have been, or to no longer be, accurate. Although considered reasonable by TTM management as of the date of their preparation, the financial projections and estimated synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from these projections include, but are not limited to, risks and uncertainties relating to TTM’s or Viasystems’ businesses (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business, and economic conditions, market and financial conditions, foreign exchange rates, various risks set forth in TTM’s reports filed with the SEC, and other factors described or referenced under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 27 and 37, respectively, of this proxy statement/prospectus.

The financial projections and estimated synergies also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for TTM’s or Viasystems’ businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial projections and estimated synergies were prepared. In addition, neither the financial projections nor the estimated synergies take into account any of the transactions contemplated by the Merger Agreement, including the Merger and associated expenses, or TTM’s compliance with its respective covenants under the Merger Agreement. Further, the financial projections do not take into account any circumstances, transactions, or events occurring after the date they were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the financial projections. There can be no assurance that these financial projections will be realized or that future financial results of TTM (or, following consummation of the Merger, the combined company) will not materially vary from these projections.

The prospective financial information set forth below contains certain non-GAAP financial measures. These non-GAAP financial measures are not calculated in accordance with, or as a substitute for, financial measures calculated in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. TTM provided this information to Viasystems and Stifel because TTM believed it could be useful in evaluating, on a prospective basis, TTM’s potential operating performance and ability to service debt.

The following information was included in the financial projections provided by TTM:

	Projected Fiscal Year
(in millions, except per share data)	2014	2015	2016
Revenue	$1,310.1	$1,384.3	$1,453.6
Adjusted operating income (1)	67.5	100.6	109.4
Adjusted EBITDA (2)	162.4	192.3	203.5
Adjusted net income (3)	28.2	56.7	65.1
Adjusted earnings per share (3)	0.32	0.65	0.75

(1)	Excludes amortization of intangibles, restructuring and impairment charges, and other non-recurring items.
(2)	Defined as earnings before interest expense, income taxes, depreciation and amortization, restructuring and impairment charges, and other non-recurring items.
(3)	Excludes amortization of intangibles, restructuring and impairment charges, and other non-recurring items, net of the income tax effects of such adjustments.

In connection with its analysis, in order to ensure consistency in the financial projections for Viasystems and TTM, Stifel made certain adjustments to the prospective financial projections provided by TTM. The following table reflects the foregoing information as adjusted by Stifel in connection with its analysis:

	Projected Fiscal Year
(in millions, except per share data)	2014	2015	2016
Revenue	$1,310.1	$1,384.3	$1,453.6
Adjusted operating income (1)	75.9	109.2	118.5
Adjusted EBITDA (1)	170.8	201.0	212.6
Adjusted net income (2)	38.7	69.1	77.6
Adjusted earnings per share (2)	0.44	0.79	0.89

(1)	Further adjusted by Stifel to exclude stock-based compensation.
(2)	Further adjusted by Stifel to exclude stock-based compensation and non-cash interest expense, net of the income tax effects of such adjustments.

In addition, TTM identified at least $25 million in projected pre-tax cost synergies that TTM expects the combined company to realize within the first year after consummation of the Merger. These projected synergies are expected to result from combining the sales and general and administrative functions of TTM and Viasystems.

Viasystems Unaudited Prospective Financial Information

Viasystems does not make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, in connection with the negotiation and execution of the Merger Agreement, and at the request of Stifel, its financial advisor, and JPMorgan, TTM’s financial advisor, Viasystems provided the Viasystems Board, Stifel, and JPMorgan with certain non-public internal financial projections regarding Viasystems’ anticipated future operations.

The financial projections summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the SEC regarding projections and the use of non-GAAP measures, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of “prospective financial information,” or GAAP. Viasystems’ independent auditor, which is listed as an expert below in “Experts,” did not compile, examine, or perform any procedures with respect to the projections summarized herein, and has not expressed any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, such projections. The independent auditor’s reports included or incorporated by reference in this proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information and should not be seen to do so.

Although presented with numerical specificity, the financial projections were prepared in the context of numerous variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of Viasystems, and which may prove not to have been, or to no longer be, accurate. Although considered reasonable by Viasystems management as of the date of their preparation, the financial projections are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from these projections include, but are not limited to, risks and uncertainties relating to Viasystems’ business (including its ability to achieve strategic goals, objectives, and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, foreign exchange rates, various risks set forth in Viasystems’ reports filed with the SEC, and other factors described or referenced under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 27 and 37, respectively, of this proxy statement/prospectus.

The financial projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Viasystems’ business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial projections were prepared. In addition, the projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Merger and associated expenses, or Viasystems’ compliance with its respective covenants under the Merger Agreement. Further, the projections do not take into account any circumstances, transactions, or events occurring after the date they were prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the financial projections. There can be no assurance that these financial projections will be realized or that future financial results of Viasystems (or, following consummation of the Merger, the combined company) will not materially vary from these financial projections.

The inclusion of a summary of the projections in this proxy statement/prospectus should not be regarded as an indication that any of Viasystems, TTM, or their respective affiliates, officers, directors, or other representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Viasystems, TTM, or their respective affiliates, officers, directors, or other representatives can give any stockholder of Viasystems, TTM, or other person any assurance that actual results will not differ materially from the projections, and, except as otherwise required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the projections are shown to be in error. The projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or continuing in that context.

No one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, accuracy, or completeness of, the information included in the projections set forth below. Readers are cautioned not to place undue reliance on the projections.

Viasystems is providing a summary of the below prospective financial information solely to give stockholders access to the information that Viasystems made available to the Viasystems Board, Stifel, and JPMorgan. The prospective financial information presented here is not included in this proxy statement/prospectus in order to influence any stockholder to make any investment decision with respect to the Merger. The inclusion of this information should not be regarded as an indication that the Viasystems Board, its advisors, or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results. The financial projections summarized below are subjective in many respects. There can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than forecasted. The projections included herein cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The financial projections and summary information should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in Viasystems’ public filings with the SEC.

The prospective financial information set forth below contains certain non-GAAP financial measures. These non-GAAP financial measures are not calculated in accordance with, or as a substitute for, financial measures calculated in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Viasystems provided this information to the Viasystems Board, Stifel, and JPMorgan because Viasystems believed it could be useful in evaluating, on a prospective basis, Viasystems’ potential operating performance.

The following information was included in the financial projections provided by Viasystems:

	Projected Fiscal Year
($ in millions, except per share data)	2014	2015	2016
Revenue	$1,209.6	$1,263.5	$1,319.7
Adjusted operating income (1)	50.7	70.8	81.9
Adjusted EBITDA (2)	140.3	160.4	175.5
Adjusted net income (loss) attributable to common stockholders (3)	(7.9)	8.4	19.2
Adjusted earnings (loss) per share (3)	(0.38)	0.41	0.92

(1)	Excludes amortization of intangibles, stock-based compensation, restructuring and impairment charges, costs relating to acquisitions and equity registrations, and other non-recurring items.
(2)	Defined as earnings before interest expense, income taxes, depreciation and amortization, stock-based compensation, restructuring and impairment charges, costs relating to acquisitions and equity registrations, and other non-recurring items.
(3)	Excludes amortization of intangibles, stock-based compensation, restructuring and impairment charges, costs relating to acquisitions and equity registrations, certain interest and other non-cash expenses, and other non-recurring items, net of the income tax effects of such adjustments.

Interests of Certain Persons in the Merger

In considering the information described in this proxy statement/prospectus, you should be aware that Viasystems’ executive officers and directors may have economic interests in the Merger that may be different from or in addition to those of Viasystems stockholders generally and that may create potential conflicts of interest. In addition to the rights described below in this section, the executive officers of Viasystems may be eligible to receive some of the generally applicable benefits described under the heading “The Merger Agreement—Employee Benefit Matters” on page 150. The Viasystems Board was aware of and considered those interests, among other matters, in reaching its decision to approve the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement.

Set forth below are the descriptions of the directors’ and executive officers’ interests including, but not limited to, the treatment in the Merger of Viasystems’ equity compensation awards (including the acceleration of Viasystems stock options, Viasystems restricted stock awards, and Viasystems Performance Share Units), bonus awards (including annual incentive bonuses and, in some cases, a transaction bonus related to the Merger), severance plans, and other rights that may be held by Viasystems’ directors and executive officers, such as the right to ongoing indemnification by the surviving corporation for acts or omissions occurring prior to the Merger. The dates used in the discussions below to quantify certain of these interests have been selected for illustrative purposes only, and they do not necessarily reflect the dates on which certain events may or will occur.

Equity and Performance Cash Awards Held by Executive Officers and Directors

Viasystems Stock Options

Immediately prior to the effective time of the Merger, each option to acquire shares of Viasystems common stock that is then outstanding, whether or not then vested or exercisable, will be automatically vested in its entirety and cancelled in exchange for the right to receive from the surviving corporation:

•	an amount in cash, if any, equal to the product obtained by multiplying:

•	the Cash Percentage (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”); by

•	the excess, if any, of the Deemed Value of Merger Consideration (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”) over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; and

•	a number, rounded down to the nearest whole number, of shares of TTM common stock, if any, equal to the quotient of:

•	the product obtained by multiplying:

•	the Stock Percentage (as defined in the Merger Agreement and described in the section entitled “The Merger Agreement—Merger Consideration—Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units”); by

•	the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; divided by

•	the Parent Common Stock Price;

together with cash in the amount equal to (1) the fractional amount of any shares of TTM common stock that would, absent such rounding down, be issuable (after taking into account all Viasystems stock options held by such holder), multiplied by (2) the Parent Common Stock Price.

Any shares of Viasystems common stock issued in respect of Viasystems stock options will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

The following table summarizes, as of October 1, 2014, the total number of vested and unvested stock options issued under the Viasystems Group, Inc. 2003 Stock Option Plan and the Viasystems Group, Inc. 2010 Equity Incentive Plan that are held by each of Viasystems’ named executive officers, who comprise all of Viasystems’ executive officers, assuming continued employment through the effective time of the Merger and assuming that the effective time of the Merger occurs on March 1, 2015. The table also provides an approximation of the cash value of the Merger Consideration for these options. All unvested options held by Viasystems’ named executive officers will accelerate at the closing of the Merger. No outstanding stock options are held by Viasystems’ non-employee directors.

Viasystems 2003 Stock Option Plan

Named Executive Officers	No. of Shares Underlying Options (1)	Weighted Average Exercise Price of Options (2)	Cash Value of Merger Consideration (3)
David M. Sindelar	—	—	—
Timothy L. Conlon	—	—	—
Gerald G. Sax	10,455	$150.99	—
Brian W. Barber	7,527	150.99	—
Richard B. Kampf	7,527	150.99	—

(1)	The number of all options includes (1) vested options; (2) options that will vest in accordance with their terms prior to the closing date of the Merger; and (3) unvested options that will accelerate at the closing of the Merger.
(2)	Weighted average exercise price numbers are rounded up or down to the nearest whole cent.
(3)	The estimated cash value of the Merger Consideration per share of Viasystems common stock, calculated in accordance with SEC rules, is $15.88, which was the average per share closing price of Viasystems common stock as reported on the Nasdaq Global Market for the first five business days following public announcement of the Merger. Based on this value of the Merger Consideration, all options are out-of-the money because the value is below the exercise price of all options.

Viasystems 2010 Equity Incentive Plan

Named Executive Officers	No. of Shares Underlying Options (1)	Weighted Average Exercise Price of Options (2)	Cash Value of Merger Consideration (3)
David M. Sindelar	466,799	$20.75	—
Timothy L. Conlon	225,078	20.75	—
Gerald G. Sax	152,881	20.86	—
Brian W. Barber	94,321	20.59	—
Richard B. Kampf	94,321	20.59	—

(1)	The number of all options includes (1) vested options; (2) options that will vest in accordance with their terms prior to the consummation of the Merger; and (3) unvested options that will accelerate at the consummation of the Merger.
(2)	Weighted average exercise price numbers are rounded up or down to the nearest whole cent.
(3)	The estimated cash value of the Merger Consideration per share of Viasystems common stock, calculated in accordance with SEC rules, is $15.88, which was the average per share closing price of Viasystems common stock as reported on the Nasdaq Global Market for the first five business days following public announcement of the Merger. Based on this value of the Merger Consideration, all options are out-of-the money because the value is below the exercise price of all options.

Viasystems Restricted Stock Awards

Immediately prior to the effective time of the Merger, each unvested Viasystems restricted stock award that is then outstanding will be automatically vested in full, all restrictions thereto will lapse, and such restricted stock will be treated in the Merger as an outstanding share of Viasystems common stock that will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

The following table summarizes, as of October 1, 2014, the aggregate number of outstanding time-based unvested restricted shares held by each of Viasystems’ non-employee directors that will become vested at the time of the Merger under the terms of the Viasystems Group, Inc. 2010 Equity Incentive Plan and the applicable award agreements, assuming continued service through the effective time of the Merger and assuming the effective time of the Merger occurs on March 1, 2015. The table also provides an estimate of the cash value of the Merger Consideration for these unvested restricted shares. All outstanding restricted shares held by each of Viasystems’ named executive officers, who comprise all Viasystems’ executive officers, will vest and cease to be restricted stock on February 7, 2015, including Mr. Sindelar (49,765), Mr. Conlon (23,525), Mr. Sax (14,477), Mr. Barber (11,763) and Mr. Kampf (11,763). Because vesting will occur prior to March 1, 2015, these awards are not shown on the table below.

Directors	Aggregate Number of Restricted Shares	Cash Value of Merger Consideration (1)
Michael D. Burger	31,390	$498,473
Robert F. Cummings, Jr.	31,390	498,473
Kirby A. Dyess	31,390	498,473
Peter Frank	31,390	498,473
Jack D. Furst	31,390	498,473
Edward Herring	31,390	498,473
William A. Owens	31,871	506,111
Dominic J. Pileggi	31,390	498,473
Christopher J. Steffen	31,390	498,473
David D. Stevens	31,871	506,111

(1)	The estimated cash value of the Merger Consideration per share of Viasystems common stock, calculated in accordance with SEC rules, is $15.88, which was the average per share closing price of Viasystems common stock as reported on the Nasdaq Global Market for the first five business days following public announcement of the Merger.

Viasystems Performance Share Units

Immediately prior to the effective time of the Merger, each Viasystems Performance Share Unit that is outstanding immediately prior to the effective time shall, immediately prior to the effective time, vest. Viasystems Performance Share Units other than Viasystems Leveraged Performance Share Units will vest based on the greater of:

•	100% of the target payout; and

•	the payout that would result under the Viasystems Performance Share Unit based on Viasystems’ actual performance through the trading day immediately preceding the closing date of the Merger, as provided in the award agreements for the Viasystems Performance Share Units.

The Viasystems Leveraged Performance Share Units will vest based upon the greater of:

•	the closing price per share of Viasystems common stock on the Nasdaq Global Market on the trading day immediately preceding the closing date of the Merger; and

•	the target share price as provided in the award agreements for such Viasystems Leveraged Performance Share Units.

Shares of Viasystems common stock issued or deemed to be issued in settlement for any Viasystems Performance Share Units, including Viasystems Leveraged Performance Share Units, will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

Viasystems Performance Share Units

The following table summarizes, as of October 1, 2014, the aggregate number of Viasystems Performance Share Units other than Viasystems Leveraged Performance Share Units that are currently subject to vesting for each of Viasystems’ named executive officers, who comprise all of Viasystems’ executive officers, and that will become vested at the time of the Merger under the Viasystems Group, Inc. 2010 Equity Incentive Plan and award agreements, assuming continued employment through the effective time of the Merger and assuming the effective time of the Merger occurs on March 1, 2015. The table also provides an estimate of the cash value of the Merger Consideration payable upon the settlement of these awards, in each case, solely as a result of the Merger.

Named Executive Officers	Aggregate Number of Viasystems Performance Share Units (1)	Cash Value of Merger Consideration (2)
David M. Sindelar	49,745	$789,951
Timothy L. Conlon	23,525	373,577
Gerald G. Sax	14,477	229,895
Brian W. Barber	11,763	186,796
Richard B. Kampf	11,763	186,796

(1)	The number of units in this column represents the aggregate number of Viasystems Performance Share Units granted in 2012, which have a three-year performance period ending with 2014. On September 21, 2014, the Viasystems Board took action to provide that the Viasystems Performance Share Units granted in 2012 will effectively be paid out at the greater of target and actual performance as contemplated in the Merger Agreement whether the Merger occurs in 2014 or thereafter. This table assumes payout at 100% of the target payout.
(2)	The estimated cash value of the Merger Consideration per share of Viasystems common stock, calculated in accordance with SEC rules, is $15.88, which was the average per share closing price of Viasystems common stock as reported on the Nasdaq Global Market for the first five business days following public announcement of the Merger.

On September 21, 2014, the Viasystems Board took action to provide that the Viasystems Performance Share Units granted in 2012, which have a three-year performance period ending with 2014, will effectively be paid out at the greater of target and actual performance as described above whether the Merger occurs in 2014 or thereafter.

Viasystems Leveraged Performance Share Units

The following table summarizes, as of October 1, 2014, the aggregate number of Viasystems Leveraged Performance Share Units that are currently subject to vesting for each of Viasystems’ named executive officers, who comprise all of Viasystems’ executive officers, and that will become vested at the time of the Merger under the Viasystems Group, Inc. 2010 Equity Incentive Plan and award agreements, assuming continued employment through the effective time of the Merger and assuming the effective time of the Merger occurs on March 1, 2015. The table also provides an estimate of the cash value of the Merger Consideration payable upon the settlement of these awards, in each case, solely as a result of the Merger.

Named Executive Officers	Aggregate Number of Viasystems Leveraged Performance Share Units (1)	Cash Value of Merger Consideration (2)
David M. Sindelar	230,645	$3,662,643
Timothy L. Conlon	109,032	1,731,428
Gerald G. Sax	67,097	1,065,500
Brian W. Barber	54,517	865,730
Richard B. Kampf	54,517	865,730

(1)

The number of units in this column represents the aggregate number of unvested Viasystems Leveraged Performance Share Units for the 2013-2016 performance period that will become vested at the time of the

Merger under the terms of the applicable award agreements. This table assumes payout at 100% of the target payout. Payout may be higher based on actual performance of Viasystems through the trading day immediately preceding the closing date of the Merger.
(2)	The estimated cash value of the Merger Consideration per share of Viasystems common stock, calculated in accordance with SEC rules, is $15.88, which was the average per share closing price of Viasystems common stock as reported on the Nasdaq Global Market for the first five business days following public announcement of the Merger.

Future Equity Awards

Pursuant to the Merger Agreement, Viasystems may continue to grant equity compensation awards in the ordinary course of its business consistent with past practice. Notwithstanding the foregoing, any equity awards in respect of Viasystems common stock that are granted by Viasystems on or after September 21, 2014 will terminate without vesting or payment upon completion of the Merger so long as the Merger is consummated before the first anniversary of the grant of such equity awards.

Payments to Viasystems Executive Officers Contingent Upon the Merger

Viasystems and TTM have commenced an integration planning process to determine the employment status of the named executive officers, who comprise all of Viasystems’ executive officers, following the effective time of the Merger. Additional decisions regarding these individuals are expected to be made closer to, or after, the closing of the Merger.

The descriptions below are summaries of the material terms of agreements that Viasystems has with its executive officers, including its named executive officers, which are qualified in their entirety by the actual agreements, copies of which have been filed with the SEC.

Amended and Restated Executive Employment Agreements

Concurrently with the execution of the Merger Agreement, Viasystems and its applicable subsidiaries entered into Amended and Restated Executive Employment Agreements with each of Messrs. David M. Sindelar, Viasystems’ Chief Executive Officer, Timothy L. Conlon, Viasystems’ President and Chief Operating Officer, and Gerald G. Sax, Viasystems’ Senior Vice President and Chief Financial Officer. Messrs. Sindelar, Conlon and Sax are considered and referred to as the “Executive Employees.”

The Amended and Restated Executive Employment Agreements provide for certain additional benefits to the Executive Employees in the event of a termination of such Executive Employee’s position following a change in control of Viasystems (as defined in each employment agreement), as well as the addition of non-competition and non-solicitation provisions for Messrs. Sindelar and Sax. The Executive Employees are entitled to these additional benefits if their employment is terminated during the period beginning on the closing date of the change in control and ending on the earlier of (1) the last day of the month that is two years after the closing date of the Merger, or (2) the death of the Executive Employee, which such period is referred to as the “Protection Period.”

Mr. Sindelar’s Change in Control Severance. Pursuant to the Amended and Restated Executive Employment Agreement between Viasystems and Mr. Sindelar, in the event Mr. Sindelar’s employment with Viasystems is terminated during the Protection Period by (1) Viasystems without cause, (2) Mr. Sindelar with good reason (as defined in his employment agreement) or (3) reason of Mr. Sindelar’s total disability (as defined in his employment agreement) or death, then Mr. Sindelar would be entitled to receive the following: (a) Mr. Sindelar’s Change of Control Salary Severance, (b) Mr. Sindelar’s Bonus Change in Control Severance, (c) an amount equal to the sum of (A) Mr. Sindelar’s Change in Control Salary Severance and (B) Mr. Sindelar’s Bonus Change in Control Severance, less (C) $1,189,150, such amount to be paid in a lump sum cash payment within 5 business days following the date of the termination of Mr. Sindelar’s employment, (d) the continuation of certain benefits provided under his employment agreement for 18 months following termination of Mr. Sindelar’s employment, and (e) the reimbursement of certain expenses for 18 months following termination of Mr. Sindelar’s employment.

Mr. Conlon’s Change in Control Severance. Pursuant to the Amended and Restated Executive Employment Agreement between Viasystems and Mr. Conlon, in the event Mr. Conlon’s employment with Viasystems is terminated during the Protection Period by (1) Viasystems without cause, (2) Mr. Conlon with good reason (as defined in his employment agreement) or (3) reason of Mr. Conlon’s total disability (as defined in his employment agreement) or death, then Mr. Conlon would be entitled to receive the following: (a) Mr. Conlon’s then-current base salary (as calculated in his employment agreement) for a period of 24 months following termination of Mr. Conlon’s employment, (b) the continuation of certain benefits provided under his employment agreement for 18 months following termination of Mr. Conlon’s employment, and (c) the reimbursement of certain expenses for 18 months following termination of Mr. Conlon’s employment.

Mr. Sax’s Change in Control Severance. Pursuant to the Amended and Restated Executive Employment Agreement between Viasystems and Mr. Sax, in the event Mr. Sax’s employment with Viasystems is terminated during the Protection Period by (1) Viasystems without cause, (2) Mr. Sax with good reason (as defined in his employment agreement) or (3) reason of Mr. Sax’s total disability (as defined in his employment agreement) or death, then Mr. Sax would be entitled to receive the following: (a) Mr. Sax’s Change of Control Salary Severance, (b) an amount equal to 70% of Mr. Sax’s Change in Control Salary Severance, such amount to be paid over an 18-month period following termination of Mr. Sax’s employment, (c) the continuation of certain benefits provided under his employment agreement for 18 months following termination of Mr. Sax’s employment, and (d) the reimbursement of certain expenses for 18 months following termination of Mr. Sax’s employment.

Potential Section 280G Cutback. Each of Messrs. Sindelar, Conlon and Sax’s respective Amended and Restated Executive Employment Agreements contains a “best-net” provision, which provides that if Section 280G of the Code would apply to payments the Executive Employee has received or will receive in conjunction with the change in control (including, without limitation, those made under the Amended and Restated Executive Employment Agreement), and such payments would trigger an excise tax on “excess parachute payments,” then those payments are subject to a reduction in order to avoid application of that excise tax, but only if the reduction would result in a greater net after-tax amount paid to the Executive Employee.

Non-Competition Clause. As a condition of receiving the benefits described above, the respective Amended and Restated Executive Employment Agreements of Messrs. Sindelar and Sax provide that, during the Executive Employee’s employment and for a period of 36 months following termination of the Executive Employee’s employment for any reason, the Executive Employee may not compete with Viasystems, divert business from Viasystems or solicit customers or employees of Viasystems. Mr. Conlon’s employment agreement preserves the non-competition and non-solicitation obligations contained in his previously existing employment agreement, which provide that (1) if terminated (a) by Viasystems for cause or (b) through voluntary termination (except a voluntary termination for good reason during the Protection Period), Mr. Conlon shall not compete with Viasystems for 1 year and (2) if terminated (a) by Viasystems without cause or as a result of total disability or (b) by Mr. Conlon for good reason during the Protection Period, Mr. Conlon shall not compete with Viasystems for 18 months.

Employment Agreements of Other Named Executive Officers. The employment agreements with Brian W. Barber and Richard B. Kampf will remain in effect following the Merger in accordance with their terms.

Annual Incentive Compensation Plan

Viasystems’ AICP is designed to motivate executives to achieve individual and business unit performance objectives. Pursuant to the Merger Agreement and consistent with past practice and Viasystems’ incentive bonus program (including performance metrics), the compensation committee of Viasystems Board may authorize and cause to be paid performance based annual cash incentive bonus amounts for 2014 and pro-rata amounts for 2015 for the period from January 1, 2015 through consummation of the Merger. The Compensation Committee of Viasystems Board may accelerate and cause to be paid in 2014 any performance based annual cash incentive bonus amounts for 2014 in connection with the consummation of the Merger.

Transaction Bonus Pool

On September 21, 2014, the Viasystems Board approved the Transaction Bonus Pool from which cash bonus payments will be made to designated officers and key employees of Viasystems and its subsidiaries upon consummation of the Merger. In order to be entitled to receive a cash bonus payment, the participant must remain an employee of Viasystems or one of its subsidiaries through the date of the consummation of the Merger. This cash bonus pool has not yet been allocated to specific employees but represents additional payments expected to be made in connection with the Merger.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of Viasystems’ named executive officers may receive that is based on or that otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation. The “golden parachute” compensation payable to Viasystems’ named executive officers is subject to a non-binding advisory vote of Viasystems stockholders, as described under “Proposal 2—Approval, on a Non-Binding, Advisory Basis, of Certain Compensatory Arrangements with Viasystems Named Executive Officers” beginning on page 69 of this proxy statement/prospectus. Assuming that the Merger qualifies as a change in control as defined in each applicable agreement and/or plan, that the Merger is consummated and the named executive officers are terminated immediately following the effective time of the Merger in a qualifying termination of employment and are entitled to full benefits available under their employment agreements, the named executive officers would receive approximately the amounts set forth in the table below. No named executive officer will receive any pension or nonqualified deferred compensation that is based on or otherwise triggered by the consummation of the Merger. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Executive Officers	Cash (1)	Equity (2)	Perquisites / Benefits (3)	Total
David M. Sindelar	$4,484,183	$4,452,594	$262,733	$9,199,510
Chief Executive Officer and Director

Timothy L. Conlon	1,191,667	2,105,005	171,023	3,467,695
President, Chief Operating Officer and Director

Gerald G. Sax	2,155,487	1,295,395	90,200	3,541,082
Senior Vice President and Chief Financial Officer

Brian W. Barber	641,283	1,052,526	43,011	1,736,820
Senior Vice President Operations—Printed
Circuit Board & Supply Chain Management

Richard B. Kampf	641,283	1,052,526	19,954	1,713,763
Senior Vice President—Sales and Marketing

(1)

The cash payments to each of the named executive officers consist of (1) severance payments payable pursuant to their Amended and Restated Executive Employment Agreements, (2) a lump sum pro-rated annual bonus under the AICP payable at the closing of the Merger assuming the effective date of the Merger occurs on March 1, 2015 and based upon 100% target performance and (3) a lump sum payments from the

Transaction Bonus Pool payable at the closing of the Merger. Each executive’s severance payment is payable in the amount and over the time period provided in the Amended and Restated Executive Employment Agreement (18 months for Messrs. Sindelar and Sax and 24 months for Mr. Conlon) as described above under “—Payments to Viasystems Executive Officers Contingent Upon the Merger—Amended and Restated Executive Employment Agreements.” For purposes of calculating the severance payments, Viasystems has assumed that the current base salaries of its named executive officers will be the base salaries upon the consummation of the Merger. The severance payments are “double trigger.” The pro-rated annual bonus and Transaction Bonus Pool payments are “single trigger.” While the cash payments under the Transaction Bonus Pool to each of the named executive officers or other officers or key employees have not been allocated to date, for purposes of this table, it has been assumed that Mr. Sax will receive $702,400 from the Transaction Bonus Pool and that the remaining $486,750 will be allocated to key employees and officers who are not named executive officers. Any portion of the $1,189,150 available in the Transaction Bonus Pool may be allocated to any officer or key employee of Viasystems. The estimated amount of each cash payment for each named executive officer is as follows:

Executive Officers	Severance	Pro rated Bonus	Transaction Bonus Pool	Total
David M. Sindelar	$4,330,850	$153,333	—	$4,484,183
Chief Executive Officer and Director

Timothy L. Conlon	1,100,000	91,667	—	1,191,667
President, Chief Operating Officer and Director

Gerald G. Sax	1,404,880	48,207	$702,400	2,155,487
Senior Vice President and Chief Financial Officer

Brian W. Barber	600,100	41,183	—	641,283
Senior Vice President Operations—Printed Circuit
Board & Supply Chain Management

Richard B. Kampf	600,100	41,183	—	641,283
Senior Vice President—Sales and Marketing

(2)	Breakdowns of the estimated cash value of the Merger Consideration for each type of equity-based award that will become vested in connection with the Merger is described in more detail above in “—Equity and Performance Cash Awards Held by Executive Officers and Directors.” The estimated cash value of the Merger Consideration per share of Viasystems common stock, calculated in accordance with SEC rules, is $15.88, which was the average per share closing price of Viasystems common stock as reported on the Nasdaq Global Market for the first five business days following public announcement of the Merger. The vesting of the equity awards are “single trigger.”
(3)	All perquisites and benefits are “double trigger” benefits. The amounts represent the estimated cost to Viasystems for the continuation of certain benefits and the reimbursement of certain expenses provided under Messrs. Sindelar, Conlon and Sax’s respective employment agreements for 18 months following a covered termination of employment. These benefits and reimbursements may include group life insurance benefits, car allowances, club dues and fees, tax planning and preparation fees, business periodicals, mobile phones, 401(k) matching equivalency payments, 401(k) Restoration Plan matching equivalency payments, and monthly COBRA premium payments to the extent the executive was entitled to such benefits and reimbursements prior to termination of employment.

Viasystems Director Compensation

Viasystems’ non-employee directors will not receive any additional compensation or benefits upon the closing of the Merger other than the acceleration of the vesting of their restricted stock and the exchange of this restricted stock for the Merger Consideration as described above in “—Equity and Performance Cash Awards Held by Executive Officers and Directors—Viasystems Restricted Stock Awards.”

Indemnification; Directors’ and Officers’ Insurance

Under the Merger Agreement, each present and former director and officer of Viasystems will have rights to indemnification and expense advancement arising out of matters existing or occurring at or prior to the Merger, from the surviving corporation, to the fullest extent permitted by applicable law and on the same terms and conditions as such director or officer was indemnified by Viasystems immediately prior to the Merger for a period of at least six years from and after the Merger. In addition, Viasystems has agreed to purchase “tail” insurance policies, with a claims period of at least six years from and after the Merger, with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. For additional information see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 149 of this proxy statement/prospectus.

Financing for the Merger

On September 21, 2014, in connection with its entry into the Merger Agreement, TTM entered into a commitment letter (the “Original Commitment Letter”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), JPMorgan, and Barclays Bank PLC (“Barclays” and, together with JPMorgan Chase, the “Original Lenders”), which contains commitments from the Original Lenders to provide (1) a senior secured asset-based revolving facility (the “ABL Facility”) in an aggregate amount of $150 million, and (2) a senior secured term loan B facility (the “Term B Facility” and, together with the ABL Facility, the “Credit Facilities”) in an aggregate amount of $1,115 million, each on the terms and subject to the conditions set forth in the Original Commitment Letter.

On October 23, 2014, TTM amended and restated the Original Commitment Letter (as amended, the “Commitment Letter”) to (i) add The Royal Bank of Scotland plc (“RBS” and, together with the Original Lenders, the “Amendment Lenders”) as a party thereto, (ii) add RBS’ commitment and proportionately amend the respective commitments of each of the Original Lenders, (iii) outline RBS’ role as the co-documentation agent for the Credit Facilities, and (iv) allow TTM to appoint up to two additional co-documentation agents by October 31, 2014. On October 28, 2014, TTM, the Amendment Lenders, HSBC Securities (USA) Inc. (“HSBC Securities”), and HSBC Bank USA, N.A. (“HSBC Bank” and, together with the Amendment Lenders, the “Lenders”) entered into a Joinder to Amended and Restated Commitment Letter and Fee Letter, pursuant to which HSBC Bank committed to provide a certain portion of the Credit Facilities and which adjusted the respective commitments of each of the Amendment Lenders.

TTM intends to apply the proceeds of the Credit Facilities (1) to refinance certain existing indebtedness of Viasystems (including Viasystems’ 7.875% Senior Secured Notes due 2019); (2) to refinance certain existing indebtedness of TTM (including the Facility Agreement, dated September 14, 2012, consisting of a $370 million senior secured term loan, a $90 million senior secured revolving loan and a secured $80 million letter of credit facility (the “Hong Kong LC Facility”)), provided that the Hong Kong LC Facility will be amended in accordance with the terms specified in the Commitment Letter; (3) to pay the cash consideration component of the Merger Consideration; and (4) to pay the fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement.

The obligations of the Lenders to provide financing under the Commitment Letter are subject to certain conditions, including, without limitation, (1) the execution and delivery of definitive loan documentation for the Credit Facilities consistent with the Commitment Letter; (2) a condition that neither TTM nor any of its subsidiaries shall have any material indebtedness for borrowed money other than certain agreed-upon indebtedness; (3) the consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments to the Merger Agreement or any waivers thereof that are materially adverse to the Lenders unless consented to) substantially concurrently with the initial funding of the Credit Facilities; (4) the closing of the Credit Facilities on or before the Expiration Date (as defined in the Commitment Letter); (5) receipt by the Lenders of certain audited and unaudited financial statements of TTM, Viasystems, and their respective subsidiaries; (6) receipt by the Lenders of pro forma financial information giving effect to the Merger; (7) receipt by the Lead Arrangers (as defined in the Commitment Letter) of documentation and other information reasonably requested in advance; (8) the payment of all applicable costs, fees and expenses; (9) completion of all actions necessary to establish a perfected security interest in the Collateral (as defined in the Commitment

Letter); (10) receipt by the Lead Arrangers of information from the Company for inclusion in a confidential information memorandum; (11) a condition that there has not been a “Company Material Adverse Effect” (as defined in the Commitment Letter); (12) certain representations remaining true and correct; and (13) the delivery of certain customary closing documents.

Although the terms of the Credit Facilities remain subject to negotiation and completion, the loan documentation will contain customary representations and warranties, along with covenants including but not limited to restrictions on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, mergers and consolidations, dividends and other payments in respect of capital stock, and prepayments and modifications (but not permitted refinancings) of subordinated, junior lien and other material debt instruments.

ABL Facility

The ABL Facility will be available on a revolving basis and will mature five years after the closing date It will be guaranteed by each of TTM’s direct and indirect, existing and future, wholly owned domestic subsidiaries, including (after consummation of the Merger) Viasystems. Availability under the ABL Facility will be subject to the Borrowing Base, as specified in the Commitment Letter. The Borrowing Base may be limited to $75 million, subject to certain conditions, if an inventory appraisal and field examination are not completed on specified terms. A portion of the ABL Facility not in excess of $100 million will be available for the issuance of letters of credit under certain specified terms. A portion of the ABL Facility not in excess of $30 million will be available for swingline loans. The applicable documentation will permit TTM to increase commitments under the ABL Facility in an aggregate principal amount of up to $50 million by obtaining additional commitments from one or more Lenders.

TTM will be permitted to elect that the loans under the ABL Facility bear interest at a rate per annum equal to (1) the ABR plus the Applicable Margin or (2) the Eurodollar Rate, plus the Applicable Margin (each as defined in the Commitment Letter), provided that all swingline loans will bear interest at a rate per annum equal to the ABR plus the Applicable Margin. In the case of loans bearing interest based upon the ABR, such interest will be paid quarterly in arrears, on the first day of each calendar quarter. In the case of loans bearing interest based upon the Eurodollar Rate, interest will be paid on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period. TTM will also be subject to a commitment fee calculated at a rate per annum equal to 0.375% on the average daily unused portion of the ABL Facility through the first two full fiscal quarters after the closing date and, thereafter, 0.25% so long as the average daily unused portion is less than 50%.

The ABL Facility will be secured by the collateral securing the Term B Facility, as discussed below. The liens securing the ABL Facility will be first priority in the case of the ABL Priority Collateral (constituting all of the present and after acquired cash, accounts receivable and inventory of the loan parties and proceeds of the foregoing (subject to certain exceptions)). The ABL Facility will also include a springing financial covenant subjecting TTM to a minimum fixed charge coverage ratio of not less than 1.0:1.0, subject to minimum availability and additional terms and conditions.

Term B Facility

The Term B Facility will mature seven years after the closing date and will be guaranteed by each of TTM’s direct and indirect, existing and future, wholly owned domestic subsidiaries, including (after the consummation of the Merger) Viasystems. The Term B Facility will be repayable in equal quarterly installments in an aggregate annual amount equal to 1% of the original amount of the Term B Facility. The balance will be repayable on the maturity date. The Term B Facility will bear interest at a rate per annum equal to (1) the ABR plus the Applicable Margin or (2) the Eurodollar Rate, plus the Applicable Margin (as defined in the Commitment Letter). In the case of loans bearing interest based upon the ABR, such interest will be paid quarterly in arrears, on the first day of each calendar quarter. In the case of loans bearing interest based upon the Eurodollar Rate, interest will be paid on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

The Term B Facility will be secured by (1) a perfected first priority security interest in all of TTM’s tangible and intangible assets (subject to certain limitations specified in the Commitment Letter), and (2) a perfected second priority interest in all of the ABL Priority Collateral.

TTM will be permitted to add one or more incremental term loan facilities under the Term B Facility, provided that such loans under an incremental term facility will rank pari passu in right of payment with the Term B Facility and the aggregate principal amount of such incremental term facility does not exceed (1) $300 million and (2) a greater amount if on a pro forma basis after giving effect to the incurrence of any such incremental term facility, the Consolidated Secured Leverage Ratio (as defined in the Commitment Letter) of TTM is no greater than 2.5:1.0, subject to other conditions and limitations.

Regulatory Approvals

Competition and Antitrust

Under the antitrust and competition laws of the United States and certain foreign countries, TTM and Viasystems cannot complete the Merger until they file certain notifications and report forms with the relevant antitrust or competition governmental entities that are required or deemed necessary and, where applicable, receive clearance (including the expiration or termination of applicable waiting periods) from such governmental entities to complete the Merger. TTM and Viasystems are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Merger other than those described below. If additional approvals, consents and filings are required or deemed necessary to complete the Merger, TTM and Viasystems intend to seek such consents and approvals and make such filings. Although TTM and Viasystems believe that they will receive the required consents and approvals described below to complete the Merger, TTM and Viasystems cannot give any assurance as to the timing of these consents and approvals or as to TTM’s and Viasystems’ ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that TTM and Viasystems will obtain such consents or approvals on terms and subject to conditions satisfactory to TTM and Viasystems.

HSR Act

The Merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain acquisitions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the FTC and until the waiting period has been terminated or has expired. The expiration or early termination of the HSR Act waiting period would not preclude the Antitrust Division of the DOJ or the FTC from challenging the Merger on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed Merger. Although the parties believe the completion of the Merger will not likely be prevented by antitrust law, the Antitrust Division of the DOJ or the FTC may take a different position. If TTM and Viasystems do not complete the Merger within twelve months after the expiration or early termination of the HSR Act waiting period, TTM and Viasystems will need to submit new information to the Antitrust Division of the DOJ and the FTC, and wait for the expiration or early termination of a new HSR Act waiting period before TTM and Viasystems could complete the Merger.

On October 3, 2014, TTM and Viasystems filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC. On October 31, 2014, TTM voluntarily withdrew its HSR Act notification and report forms. TTM refiled the required notifications with the Antitrust Division of the DOJ and the FTC on November 4, 2014.

Anti-Monopoly Law (China)

The approval of the Merger by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) under the Chinese Anti-Monopoly Law of 2008 is a required condition to consummation of the Merger. Under the Chinese Anti-Monopoly Law of 2008, transactions involving parties with sales above certain revenue levels cannot be completed until they are reviewed and approved by MOFCOM. After MOFCOM has confirmed that the notification is complete, a 30 calendar day Phase I review period begins. If approval is not granted in the initial Phase I period, MOFCOM will initiate a Phase II review, which lasts an additional 90 calendar days, and can be extended by an additional 60 calendar days under certain circumstances. At any time during the applicable period, MOFCOM may act to block the Merger or to impose conditions upon its consummation. The transaction may not be consummated until the relevant waiting period has expired or MOFCOM has approved the transaction. TTM and Viasystems cannot assure you that a challenge to the Merger on competition law grounds will not be made or that, if such a challenge is made, it would not be successful in China. TTM and Viasystems filed their respective notification and report forms under the Chinese Anti-Monopoly Law of 2008 on October 28, 2014.

Act Against Restrictions of Competition (Germany)

Under the German Act Against Restrictions of Competition, the Merger cannot be consummated until the Merger has been approved or a one month waiting period has expired without the German competition authority deciding to open further investigation. The waiting period starts from the date that the notification is considered to be complete. During the initial one month waiting period, the German competition authority may decide to open a further investigation of the transaction. If a further investigation is instituted, the transaction may not be consummated until a further three month period has expired or the transaction has been cleared. At any time during the period, the German competition authority may act to block the Merger or to impose conditions upon its consummation. TTM and Viasystems cannot assure you that a challenge to the Merger on competition law grounds will not be made or that, if such a challenge is made, it would not be successful in Germany. TTM and Viasystems filed their respective notification and report forms under the German Act Against Restrictions of Competition on October 21, 2014.

Competition Act (Estonia)

Under the Competition Act of Estonia, the Merger cannot be consummated until the Merger has been approved or a one month waiting period has expired without the Estonian competition authority deciding to open further investigation. The waiting period starts from the date that the notification is submitted to the Estonian competition authority. During the initial one month waiting period, the Estonian competition authority may decide to open a further investigation of the transaction. If a further investigation is instituted, the transaction may not be consummated until a further four month period has expired or the transaction has been cleared. At any time during the applicable period, the Estonian competition authority may act to block the Merger or to impose conditions upon its consummation. TTM and Viasystems must consummate the Merger within six months from entry of the Estonian competition authority’s grant of permission or expiration of the applicable period, which the Estonian competition authority may extend one time for up to one year. TTM and Viasystems cannot assure you that a challenge to the Merger on competition law grounds will not be made or that, if such a challenge is made, it would not be successful in Estonia. TTM and Viasystems filed their respective notification and report forms under the Competition Act of Estonia on October 21, 2014.

CFIUS Approval under Exon-Florio

TTM’s and Viasystems’ obligations to consummate the Merger are subject to receipt of the CFIUS Approval (which is summarized under “The Merger Agreement—Efforts to Consummate the Merger; Regulatory Matters” beginning on page 137 of this proxy statement/prospectus. CFIUS is an interagency committee of the U.S. government established to implement Exon-Florio. CFIUS reviews certain proposed foreign acquisitions of interests in U.S. businesses to determine the effect of the transaction on national security and to address any national security concerns. After the parties to a transaction file a notice with CFIUS, CFIUS has up to 75 days in which to either issue a letter indicating there are no unresolved national security concerns, or to recommend that the President of the United States make a decision. The President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by non-U.S. persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that such non-U.S. persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. The President has 15 days to block the transaction after receiving the recommendation from CFIUS, or allow it to close. CFIUS can also require the parties to enter into a mitigation agreement to address national security concerns.

NASDAQ Listing of TTM Common Stock; Deregistration of Viasystems Common Stock After the Merger

Pursuant to the Merger Agreement, TTM has agreed to timely make all required notifications to NASDAQ and take all other actions necessary to cause the shares of TTM common stock to be issued or reserved for issuance in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the effective time of the Merger. After the completion of the Merger, TTM expects to deregister Viasystems common stock under the Exchange Act.

Exchange of Shares of Viasystems Common Stock

Prior to the effective time of the Merger, TTM will appoint an exchange agent for the payment of the Merger Consideration in exchange for shares of Viasystems common stock. Promptly after the effective time of the Merger, TTM and the surviving corporation will mail or cause the exchange agent to mail to each holder of record of Viasystems common stock a letter of transmittal and instructions for effecting the surrender of stock certificates or uncertificated shares in exchange for the payment of the Merger Consideration described above to be made to the holder of such certificates or uncertificated shares. Upon surrender or transfer of shares of Viasystems common stock to the exchange agent, together with a properly completed letter of transmittal and such other evidence as the exchange agent may require, the holder of such shares will be entitled to receive the Merger Consideration for each share of Viasystems common stock. The exchange agent, the surviving corporation and TTM are entitled to deduct and withhold any applicable taxes from any Merger Consideration that would otherwise be payable.

After the effective time of the Merger, each certificate that previously represented shares of Viasystems common stock will be cancelled and, subject to compliance with the procedures described above, exchanged for the Merger Consideration as described above under “—Effects of the Merger.”

Neither Viasystems nor TTM will be liable to holders of Viasystems common stock for any amount delivered to a public official under applicable abandoned property, escheat, or similar laws.

Viasystems stockholders should not return their stock certificates with the enclosed proxy card and should not forward stock certificates to the exchange agent without a letter of transmittal.

Distributions with Respect to Unexchanged Shares of Viasystems Common Stock

A holder of Viasystems common stock will be entitled to receive dividends or other distributions on TTM common stock with a record date after the effective time of the Merger, but only after such holder has surrendered its Viasystems common stock certificates and uncertificated shares. Any dividend or other distribution on TTM common stock with a record date after the effective time of the Merger will be paid, without interest and subject to the effect of escheat, tax, or other applicable law, (1) at the time of surrender of the common stock certificate or uncertificated share, if the payment date is on or prior to the date of surrender and not previously paid, or (2) at the appropriate payment date, if the dividends or distributions have a payment date subsequent to such surrender.

Fractional Shares

TTM will not issue any fractional shares of TTM common stock in connection with the Merger. Instead, each holder of Viasystems common stock who would otherwise be entitled to receive a fraction of a share of

TTM common stock (after taking into account all shares of Viasystems common stock owned by such holder at the effective time of the Merger) will receive cash (without interest) equal to such fractional amount multiplied by the average of the volume-weighted average price per share of TTM common stock on NASDAQ for each of the 10 consecutive trading days ending with the third trading day immediately preceding the closing date of the Merger, as calculated by Bloomberg Financial L.P. under the function “TTMI Equity AQR” or, if not reported in Bloomberg Financial L.P., by another source mutually agreed upon by TTM and Viasystems.

Lost, Stolen or Destroyed Certificates

If a Viasystems common stock certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any Merger Consideration and, if required by the surviving corporation, may also be required to provide an indemnity bond (in such reasonable amount as may be directed by the surviving corporation) prior to receiving the Merger Consideration.

Appraisal Rights

Under the DGCL, if you do not wish to accept the per share Merger Consideration provided for in the Merger Agreement, you have the right to seek appraisal of your shares of Viasystems common stock and to receive payment for the fair value of your shares of Viasystems common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of your shares of Viasystems common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the Merger Consideration per share that you are otherwise entitled to receive under the terms of the Merger Agreement. These rights are known as appraisal rights. Viasystems stockholders who do not vote in favor of the proposal to adopt the Merger Agreement, who properly demand appraisal for their shares of Viasystems common stock in compliance with the provisions of Section 262 of the DGCL (“Section 262”) and who hold of record shares of Viasystems common stock through the effective time of the Merger and do not otherwise withdraw or lose the right to appraisal under Delaware law will be entitled to appraisal rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your appraisal rights.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262, the full text of which appears in Annex D to this proxy statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, when a Merger Agreement is to be submitted for adoption at a meeting of stockholders, the company submitting the matter to a vote of stockholders must notify the stockholders that appraisal rights will be available not less than twenty days before the meeting to vote on the transaction. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes Viasystems’ notice to its stockholders that appraisal rights are available in connection with the Merger and the full text of Section 262 is attached to this proxy statement/prospectus as Annex D, in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex D. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Viasystems common stock, Viasystems believes that if a stockholder is considering exercising such rights, such stockholder should seek the advice of legal counsel.

If you wish to demand appraisal of your shares of Viasystems common stock, you must satisfy each of the following conditions: (1) you must deliver to Viasystems a written demand for appraisal of your shares of

Viasystems common stock before the vote is taken to approve the proposal to adopt the Merger Agreement, which must reasonably inform Viasystems of the identity of the holder of record of shares of Viasystems common stock who intends to demand appraisal of his, her or its shares of Viasystems common stock; and (2) you must not vote or submit a proxy in favor of the proposal to adopt the Merger Agreement.

If you fail to comply with either of these conditions and the Merger is consummated, you will be entitled to receive payment for your shares of Viasystems common stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Viasystems common stock. A holder of shares of Viasystems common stock wishing to exercise appraisal rights must hold of record the shares of Viasystems common stock on the date the written demand for appraisal is made and must continue to hold such shares of Viasystems common stock of record through the effective time of the Merger, because appraisal rights will be lost if such shares of Viasystems common stock are transferred prior to the effective time of the Merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the Merger Agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must either submit a proxy containing instructions to vote against the proposal to adopt the Merger Agreement or abstain from voting on the proposal to adopt the Merger Agreement. Voting against or failing to vote for the proposal to adopt the Merger Agreement by itself does not constitute a demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the proposal to adopt the Merger Agreement.

All demands for appraisal should be addressed to Viasystems’ Secretary, Daniel J. Weber, and must be delivered before the vote is taken to approve the proposal to adopt the Merger Agreement at the Viasystems Special Meeting. The demand must reasonably inform Viasystems of the identity of the stockholder and the intention of the stockholder to demand appraisal of the “fair value” of his, her, or its shares of Viasystems common stock. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the Merger Agreement at the Viasystems Special Meeting of Viasystems stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of Viasystems common stock is entitled to demand an appraisal of the shares registered in that holder’s name. Accordingly, to be effective, a demand for appraisal by a stockholder of Viasystems common stock must be made by, or in the name of, the record stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s) or in the transfer agent’s records (in the case of uncertificated shares), should specify the stockholder’s mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the Merger. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of Viasystems common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank, or other nominee, submit the required demand with respect to those shares of Viasystems common stock. If you hold your shares of Viasystems common stock through a broker, bank, or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank, or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

If shares of Viasystems common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of a demand for appraisal should be made in that capacity. If the shares of Viasystems common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, bank, or other nominee, who holds shares of Viasystems common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Viasystems common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Viasystems common stock as to which appraisal is sought. Where no number of shares of Viasystems common stock is expressly mentioned, the demand will be presumed to cover all shares of Viasystems common stock held in the name of the record owner.

Within ten days after the effective time of the Merger, the surviving corporation in the Merger must give written notice of the effective date of the Merger to each stockholder of the acquired corporation who has properly filed a written demand for appraisal and who did not vote in favor of the proposal to adopt the Merger Agreement. At any time within sixty days after the effective time of the Merger, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the consideration specified by the Merger Agreement for that stockholder’s shares of Viasystems common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than sixty days after the effective time of the Merger will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within sixty days after the effective date of the Merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, with such approval conditioned upon such terms as the court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to, or more than the consideration offered pursuant to the Merger Agreement.

Within 120 days after the effective time of the Merger, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Viasystems common stock held by all stockholders entitled to appraisal. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such petition and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. In the event that the surviving corporation does not file such petition, it is the obligation of the holders of Viasystems common stock to initiate all necessary action to perfect their appraisal rights with respect to shares of Viasystems common stock within the time prescribed in Section 262. The failure of a stockholder to file such a petition within the period specified in Section 262 could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the Merger, any stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the Merger Agreement will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of Viasystems common stock not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after such written request has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Viasystems common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation of such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within twenty days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Viasystems common stock and with whom agreements as to the value of their shares of Viasystems common stock have not been reached.

After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of Viasystems common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of Viasystems common stock, the Delaware Court of Chancery will appraise the shares of Viasystems common stock, determining their fair value as of the effective time of the Merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Viasystems common stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment.

Neither Viasystems nor TTM anticipates offering more than the per share Merger Consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Viasystems common stock is less than the per share Merger Consideration. In determining “fair value,” the court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., 457 A.2d 701 (Del. 1983), the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., 634 A.2d 345 (Del. 1993), the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware Courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Viasystems common stock entitled to appraisal. Any stockholder who demanded appraisal rights will not, after the effective time of the Merger, be entitled to vote shares of Viasystems common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Viasystems common stock, other than with respect to payment as of a record date prior to the effective time of the Merger. If no petition for appraisal is filed within 120 days after the effective time of the Merger, or if the stockholder otherwise fails to perfect his or her appraisal rights, successfully withdraws or loses such holder’s right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder’s shares of Viasystems common stock will be deemed to have been converted at the effective time of the Merger into the right to receive the Merger Consideration pursuant to the Merger Agreement. In addition, as indicated above, a stockholder may withdraw his, her, or its demand for appraisal in accordance with Section 262 and accept the Merger Consideration offered pursuant to the Merger Agreement.

FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF A STOCKHOLDER’S STATUTORY APPRAISAL RIGHTS. IN VIEW OF THE COMPLEXITY OF SECTION 262 OF THE DGCL, VIASYSTEMS STOCKHOLDERS WHO MAY WISH TO PURSUE APPRAISAL RIGHTS SHOULD CONSULT THEIR LEGAL AND FINANCIAL ADVISORS.

Litigation Related to the Merger

Since the public announcement on September 22, 2014 of the execution of the Merger Agreement, Viasystems, the members of the Viasystems Board, TTM, and Merger Sub have been named as defendants in the Missouri Lawsuit, filed on September 30, 2014, and the Delaware Lawsuit, filed on October 13, 2014. The Lawsuits generally allege that the Merger fails to properly value Viasystems, that the individual defendants breached their fiduciary duties in approving the Merger Agreement, and that those breaches were aided and abetted by TTM, Merger Sub, and Viasystems.

The Delaware Lawsuit specifically alleges, among other allegations, that (1) the Viasystems Board breached its fiduciary duties by: (a) agreeing to the Merger for grossly inadequate consideration, (b) agreeing to lock up the Merger with deal protection devices that prevent other bidders from making a successful competing offer for Viasystems, and (c) participating in a transaction where the loyalties of the Viasystems Board and management are divided; (2) the Voting Agreements prevent Viasystems stockholders from providing a meaningful vote on the proposal to adopt the Merger; and (3) that those breaches of fiduciary duties were aided and abetted by TTM, Merger Sub, and Viasystems. Further, the Missouri Lawsuit specifically alleges, among other allegations, that (1) the proposed Merger is unfair and the Merger Consideration is inadequate; (2) the Viasystems Board and Viasystems’ management have a conflict of interest due to the cash pool bonus and change in control payments to be made to certain executive officers and key employees if the Merger is consummated; and (3) the Merger Agreement contains impermissible deal protection devices.

The Lawsuits seek, among other things, injunctive relief to enjoin the defendants from completing the Merger on the agreed-upon terms, rescinding, to the extent already implemented, the Merger Agreement or any of the terms therein, costs and disbursements and attorneys’ and experts’ fees and costs, as well as other equitable relief as the respective court deems proper. The Delaware Lawsuit also seeks: (1) in the event the Merger is consummated prior to the entry of the court’s final judgment, rescissory damages as an alternative to rescission, and (2) an accounting by all defendants to the plaintiff and other members of the class for all damages caused by the defendants and for all profits and any special benefits obtained as a result of their alleged breaches of their fiduciary duties. TTM and Viasystems believe the Lawsuits are without merit.

Accounting Treatment of the Merger

The Merger will be accounted for by TTM as a business combination under the acquisition method of accounting, in conformity with GAAP. Under the acquisition method of accounting, the assets and liabilities of Viasystems as of the effective time of the Merger will be recorded by TTM at their respective fair values and added to those of TTM. Any excess of purchase price over the fair value of the net assets acquired will be recorded as goodwill. Viasystems’ assets and liabilities and results of operations will be consolidated from the date of the Merger.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. TTM and Viasystems encourage you to read carefully the Merger Agreement in its entirety before making any decisions regarding the Merger because it is the principal document governing the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about TTM or Viasystems contained in this proxy statement/prospectus or in TTM’s or Viasystems’ public reports filed with the SEC may supplement, update, or modify the factual disclosures about TTM or Viasystems contained in the Merger Agreement and described in this summary. The representations, warranties, and covenants made in the Merger Agreement by TTM, Viasystems, and Merger Sub were qualified and subject to important limitations agreed to by TTM, Viasystems, and Merger Sub in connection with negotiating the terms of the Merger Agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.

The Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub, a wholly owned subsidiary of TTM and a party to the Merger Agreement, will merge with and into Viasystems. Viasystems will survive the Merger as a wholly owned subsidiary of TTM (following the Merger, Viasystems is referred to as the “surviving corporation”) and the separate corporate existence of Merger Sub will cease.

Effective Time; Closing

The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed upon by TTM and Viasystems and specified in such certificate of merger. The closing of the Merger will occur on the 10th business day following the day on which the last to be satisfied or waived of the conditions to the Merger set forth in the Merger Agreement and described in this proxy statement/prospectus (other than conditions which by their terms are required to be satisfied or waived at the closing, but subject to the satisfaction or waiver of such conditions) has been satisfied or waived in accordance with the Merger Agreement, or at such other time and place as agreed upon by TTM and Viasystems (but in no event later than the Outside Date). See “—Termination” beginning on page 139 of this proxy statement/prospectus.

Although TTM and Viasystems expect to consummate the Merger as soon as possible following the Viasystems Special Meeting (in the event Viasystems stockholders adopt the Merger Agreement), neither TTM nor Viasystems can specify when or make any assurances that TTM and Viasystems will satisfy or waive all of the conditions to the Merger. See “—Conditions to the Merger” beginning on page 127 of this proxy statement/prospectus.

Merger Consideration

Viasystems Common Stock

The Merger Agreement provides that at the effective time of the Merger, each Merger Share will be cancelled and converted automatically into the right to receive, in accordance with the terms of the Merger Agreement, the Merger Consideration, which consists of (1) $11.33 in cash, without interest, and (2) 0.706 of a share of TTM common stock.

TTM expects that it will issue approximately 15.3 million shares of TTM common stock in the Merger.

If any Viasystems stockholder properly demands appraisal rights with respect to any shares of Viasystems common stock held by them, then those shares will be treated as described under “The Merger—Appraisal Rights” beginning on page 119 of this proxy statement/prospectus.

Treatment of Viasystems Stock Options, Viasystems Restricted Stock and Viasystems Performance Share Units

Viasystems Stock Options

Immediately prior to the effective time of the Merger, each option to acquire shares of Viasystems common stock that is then outstanding, whether or not then vested or exercisable, will be automatically vested in its entirety and cancelled in exchange for the right to receive from the surviving corporation:

•	an amount in cash equal to the product obtained by multiplying:

•	the Cash Percentage (defined in the Merger Agreement as the quotient of $11.33 divided by the Deemed Value of Merger Consideration (defined in the Merger Agreement as the sum of (1) $11.33 and (2) the Deemed Value of Stock Consideration (defined in the Merger Agreement as the product of (a) 0.706 of a share of TTM common stock and (b) the Parent Common Stock Price (defined in the Merger Agreement as the average of the volume-weighted average price per share of TTM common stock on NASDAQ for each of the 10 consecutive trading days ending with the third trading day immediately preceding the closing date of the Merger, as calculated by Bloomberg Financial L.P. under the function “TTMI Equity AQR” or, if not reported in Bloomberg Financial L.P., by another source mutually agreed upon by TTM and Viasystems))); by

•	the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; and

•	a number, rounded down to the nearest whole number, of shares of TTM common stock equal to the quotient of:

•	the product obtained by multiplying:

•	the Stock Percentage (defined in the Merger Agreement as the quotient of the Deemed Value of Stock Consideration divided by the Deemed Value of Merger Consideration); by

•	the excess, if any of the Deemed Value of Merger Consideration over the per share exercise price of such Viasystems stock option; by

•	the number of shares of Viasystems common stock subject to such Viasystems stock option; divided by

•	the Parent Common Stock Price;

together with cash in the amount equal to (1) the fractional amount of any shares of TTM common stock that would, absent such rounding down, be issuable (after taking into account all Viasystems stock options held by such holder), multiplied by (2) the Parent Common Stock Price.

Any shares of Viasystems common stock issued in respect of Viasystems stock options will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

Viasystems Restricted Stock Awards

Immediately prior to the effective time of the Merger, each unvested Viasystems restricted stock award that is then outstanding will be automatically vested in full, all restrictions thereto will lapse, and such restricted stock will be treated in the Merger as an outstanding share of Viasystems common stock that will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

Viasystems Performance Share Units

Immediately prior to the effective time of the Merger, each Viasystems Performance Share Unit that is outstanding immediately prior to the effective time shall, immediately prior to the effective time, vest. Viasystems Performance Share Units other than Viasystems Leveraged Performance Share Units will vest based on the greater of:

•	100% of the target payout; and

•	the payout that would result under the Viasystems Performance Share Unit based on Viasystems’ actual performance through the trading day immediately preceding the closing date of the Merger, as provided in the award agreements for the Viasystems Performance Share Units.

The Viasystems Leveraged Performance Share Units will vest based upon the greater of:

•	the closing price per share of Viasystems common stock on the Nasdaq Global Market on the trading day immediately preceding the closing date of the Merger; and

•	the target share price as provided in the award agreements for such Viasystems Leveraged Performance Share Units.

Shares of Viasystems common stock issued or deemed to be issued in settlement for any Viasystems Performance Share Units, including Viasystems Leveraged Performance Share Units, will be cancelled and converted into the right to receive the Merger Consideration at the effective time of the Merger.

On September 21, 2014, the Viasystems Board took action to provide that the Viasystems Performance Share Units granted in 2012, which have a three-year performance period ending with 2014, will effectively be paid out at the greater of target and actual performance as described above whether the Merger occurs in 2014 or thereafter.

Withholding

TTM, Viasystems, Merger Sub, the surviving corporation and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as are required to be deducted and withheld with respect to the making of any such payment under applicable tax law. Amounts withheld and timely paid to the appropriate taxing authority will be treated for purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.

Dividends and Distributions

No dividends or other distributions declared or made with respect to shares of TTM common stock issued in connection with the Merger will be paid to the holder of any unsurrendered share of Viasystems common stock until such share of Viasystems common stock are surrendered. Following surrender and subject to applicable law, the record holder of the shares of TTM common stock issued in exchange for such shares of Viasystems common stock shall be paid, without interest, (1) all dividends and other distributions payable in respect of any such shares of TTM common stock with a record date after the effective time of the Merger and a payment date on or prior to the date of such surrender and not previously paid, and (2) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of TTM common stock with a record date after the effective time of the Merger but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of TTM common stock, all shares of TTM common stock to be issued pursuant to the Merger will be entitled to dividends pursuant to the above terms as if outstanding as of the effective time of the Merger.

Conditions to the Merger

The obligations of TTM, Merger Sub and Viasystems to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Merger Agreement must have been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Viasystems common stock entitled to vote on such matter;

•	the waiting period (and any extension thereof) applicable to the Merger under the HSR Act must have expired or early termination thereof must have been granted and all other required antitrust approvals under applicable antitrust and competition laws of China, Germany, and Estonia have been received;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger may be in effect; nor may there be any statute, rule, regulation or order enacted, entered, or enforced that prevents or prohibits the consummation of the Merger;

•	the parties to the Merger Agreement must have received the CFIUS Approval; and

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be the subject of any stop order, and no proceedings for such purposes may be pending before or threatened by the SEC.

In addition, TTM’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Viasystems relating to approval by Viasystems of the Merger, the Merger Agreement and related determinations; organization and qualification; governing documents; the authority, validity and effect of agreements; the absence of a material adverse effect (as described below) on Viasystems; compliance with applicable export controls and foreign corrupt practices laws; receipt of the opinion of Viasystems’ financial advisor; and brokers’ fees and expenses must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date of the Merger (except in the case of the absence of a material adverse effect, without regard to any qualifications therein as to materiality or a material adverse effect of Viasystems) as though made at and as of such time (or, if made as of a specific date, at and as of such date);

•	the representations and warranties of Viasystems relating to capital structure must be true and correct in all respects, except for de minimis inaccuracies, as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such date (or, if made as of a specific date, at and as of such date);

•	all other representations and warranties of Viasystems contained in the Merger Agreement must be true and correct (without regard to any qualifications therein as to materiality or material adverse effect), as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as had not had and would not reasonably be expected to have had, individually or in the aggregate, a material adverse effect on Viasystems;

•	Viasystems must have performed in all material respects all obligations and agreements required to be performed by it under the Merger Agreement prior to or on the closing date of the Merger;

•	since the date of the Merger Agreement, there must not have occurred a material adverse effect on Viasystems; and

•	Viasystems must have delivered to TTM an officer’s certificate certifying that the preceding conditions have been satisfied.

In addition, Viasystems’ obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of TTM and Merger Sub relating to organization and qualification; governing documents; certain aspects of Merger Sub’s organization and conduct; capitalization, the authority, validity and effect of agreements; the absence of a material adverse effect on TTM; compliance with applicable export controls and foreign corrupt practices laws; solvency; valid authorization of shares to be issued; and brokers’ fees and expenses must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date of the Merger (except in the case of the absence of a material adverse effect, without regard to any qualifications therein as to materiality or a material adverse effect of TTM) as though made at and as of such time (or, if made as of a specific date, at and as of such date);

•	the representations and warranties of TTM and Merger Sub relating to capital structure must be true and correct in all respects, except for de minimis inaccuracies, as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such time (or, if made as of a specific time, at and as of such date);

•	all other representations and warranties of TTM and Merger Sub contained in the Merger Agreement must be true and correct (without regard to any qualifications therein as to materiality or material adverse effect), as of the date of the Merger Agreement and as of the closing date of the Merger as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on TTM;

•	TTM and Merger Sub must have performed in all material respects all obligations and agreements required to be performed by it under the Merger Agreement prior to or on the closing date of the Merger;

•	since the date of the Merger Agreement, there must not have occurred a material adverse effect on TTM and its subsidiaries, taken as a whole; and

•	TTM must have delivered to Viasystems an officer’s certificate certifying that the preceding conditions have been satisfied.

The Merger Agreement provides that “material adverse effect” means, with respect to a party, (1) a material adverse effect on the business, assets, results of operations or financial condition of such party and its subsidiaries, taken as a whole, or (2) an effect that prevents or materially impairs the ability of such party to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby, other than, for the purposes of clause (1), any effect arising out of or resulting from any of the following:

•	a decline in the market price, or a change in the trading volume of, the shares of such party’s common stock (however, this exception does not preclude any effect, event, occurrence, development, state of facts, or change that may have contributed to or caused such changes that is not otherwise excluded from being taken into account in determining whether a material adverse effect has occurred);

•	except to the extent that such party and its subsidiaries, taken as a whole, are disproportionately affected relative to other participants in the industries in which such party and its subsidiaries participate,

•	general printed circuit board manufacturing industry, economic, market or political conditions, or the financing, banking, currency or capital markets generally, including with respect to interest rates or currency exchange rates,

•	acts of war, sabotage or terrorism, natural disasters, acts of God or comparable events, and

•	changes in applicable law, GAAP or other applicable accounting standards (or the interpretation or enforcement of such changes in law or standards) following the date of the Merger Agreement;

•	the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby or the consummation of the transactions contemplated thereby (however, this exception does not preclude any breach of the representations and warranties made in such party’s no conflicts representation from being taken into account in determining whether a material adverse effect has occurred);

•	(1) any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, (2) any delays in or cancellations of orders for the products or services of such person, and (3) any reduction in revenues, in each case to the extent resulting primarily from or arising primarily out of the announcement or pendency of the Merger;

•	any failure to meet revenue or earnings projections, in and of itself, for any period ending on or after the date of the Merger Agreement (however, this exception does not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such failure to meet revenues or earnings projections from being taken into account in determining whether a material adverse effect has occurred); or

•	any specific action taken (or omitted to be taken) by such party at or with the express written direction or written consent of the other party or that is otherwise expressly contemplated by, or permitted to be taken by such party in accordance with the terms of, the Merger Agreement.

The Viasystems Special Meeting

Viasystems has agreed to call a meeting of its stockholders for the purpose of adopting the Merger Agreement as soon as reasonably practicable after mailing of the definitive proxy statement to the Viasystems stockholders (but in no event later than 45 calendar days following the date of such mailing). Unless the Viasystems Board has effected an adverse recommendation change (as described in “—No Solicitation of Acquisition Proposals” below), Viasystems must (1) include in such proxy statement the Viasystems Board’s recommendation that holders of shares of Viasystems common stock vote in favor of the adoption of the Merger Agreement and (2) use its reasonable best efforts to solicit from Viasystems stockholders proxies in favor of adoption of the Merger Agreement and secure the vote or consent of Viasystems stockholders as required by the rules of the NASDAQ Stock Market, the DGCL, or other applicable law to effect the Merger.

Viasystems may, in its sole discretion, adjourn or postpone the Viasystems Special Meeting if and to the extent that:

•	there are holders of an insufficient number of shares of Viasystems common stock present or represented by a proxy at the Viasystems Special Meeting to constitute a quorum at the Viasystems Special Meeting and Viasystems uses its reasonable best efforts during any such postponement or adjournment to obtain such a quorum as soon as practicable;

•	Viasystems is required to postpone or adjourn the Viasystems Special Meeting by applicable law or order or a request from the SEC or its staff and Viasystems uses its reasonable best efforts to hold or resume the Viasystems Special Meeting as soon as practicable; or

•

the Viasystems Board determines in good faith (after consultation with outside legal counsel and TTM) that it is required by law to postpone or adjourn the Viasystems Special Meeting, including in order to give Viasystems stockholders sufficient time to evaluate any information or disclosure that Viasystems has sent or otherwise made available to Viasystems stockholders by issuing a press release or filing materials with the SEC; however, (1) the Viasystems Special Meeting may not be postponed or adjourned for information or disclosure related to an acquisition proposal (including any superior proposal) (each as described below under “—No Solicitation of Acquisition Proposals”) and (2) no postponement or adjournment may be to a date on or after five business days prior to the Outside Date.

No Solicitation of Acquisition Proposals

The Merger Agreement contains detailed provisions prohibiting Viasystems from seeking an alternative transaction to the Merger. Under these “no solicitation” provisions, Viasystems has agreed that, from the time of the execution and delivery of the Merger Agreement until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms, Viasystems will not, and will cause its subsidiaries and its directors, officers, employees, financial advisor, attorneys, accountants or other advisors, agents or representatives not to:

•	solicit, initiate, cause, knowingly facilitate or encourage (including by way of furnishing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any “acquisition proposal” (as described below), engage in any discussions or negotiations or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any inquiries, proposals, discussions or negotiations of any acquisition proposal or resolve to or publicly propose to take any of the above actions;

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal;

•	enter into any merger agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an acquisition proposal or enter into any letter of intent, agreement or agreement-in-principle requiring Viasystems (whether or not subject to conditions) to abandon, terminate or fail to consummate the Merger;

•	withdraw, modify or qualify in a manner adverse to TTM or Merger Sub the Viasystems Board’s recommendation regarding the Merger Agreement, or the approval or declaration of advisability by the Viasystems Board of the Merger Agreement, and the Merger, and the other transactions contemplated by the Merger Agreement; or

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any acquisition proposal.

The Merger Agreement requires Viasystems to, and to cause its subsidiaries and its directors, officers, employees, financial advisor, attorneys, accountants or other advisors, agents and representatives to, immediately cease and terminate, or cause to be terminated, any and all discussions, solicitations, encouragements or negotiations with any person with respect to an acquisition proposal. Viasystems also agreed to promptly request (or, to the extent Viasystems is contractually permitted to do so, require) the return or destruction of all copies of confidential information previously provided to such parties by or on behalf of Viasystems, its subsidiaries or its directors, officers, employees, financial advisor, attorneys, accountants or other advisors, agents or representatives.

Notwithstanding these restrictions, the Merger Agreement also provides that if at any time after execution of the Merger Agreement and prior to the adoption of the Merger Agreement by Viasystems stockholders, (1) Viasystems receives a bona fide acquisition proposal, (2) a breach of the no solicitation provisions of the Merger Agreement did not contribute to the making of such acquisition proposal, (3) the Viasystems Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as described below) and

(4) the Viasystems Board determines in good faith, after consultation with outside counsel, that failure to take such action would constitute a breach by the Viasystems Board of its fiduciary duties to the Viasystems stockholders under applicable law, then Viasystems may:

•	furnish confidential information with respect to Viasystems and its subsidiaries to the person making such acquisition proposal; and

•	participate in discussions or negotiations with the person making such acquisition proposal regarding such acquisition proposal.

However, Viasystems (1) may not and may not allow its directors, officers, employees, financial advisor, attorneys, accountants or other advisors, agents or representatives to disclose any non-public information to such person unless Viasystems first enters into an acceptable confidentiality agreement with such person, (2) must promptly (and in any event within 24 hours) provide to TTM notice of its intention to enter into such confidentiality agreement, and (3) must promptly (and in any event within 24 hours) provide to TTM any and all non-public information delivered to such person which was not previously provided to TTM.

Viasystems has also agreed in the Merger Agreement that it will promptly (and in any event within 24 hours) notify TTM in writing if Viasystems, its subsidiaries or any of their respective representatives receives (1) an acquisition proposal or indication by any person that it is considering making an acquisition proposal, (2) a request for non-public information in contemplation of an acquisition proposal, or (3) an inquiry or request for discussions or negotiations regarding any acquisition proposal. Such notice must include the identity of the person making the proposal, offer, request or inquiry and the other material terms and conditions of any such proposal or offer and copies of all relevant documents relating thereto. In addition, Viasystems has agreed to keep TTM reasonably informed on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) as to the status of any acquisition proposal, indication, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any oral inquiries or discussions.

The Merger Agreement provides that an “acquisition proposal” means any inquiry, proposal, offer or indication of interest (whether or not in writing) from any person or group of persons (other than TTM or Merger Sub) providing for:

•	any direct or indirect acquisition or purchase (including by any license or lease) by any person of (1) assets (including equity securities of any of Viasystems’ subsidiaries) or businesses that constitute or generate 15% or more of the revenues, net income or assets of Viasystems and its subsidiaries on a consolidated basis or (2) beneficial ownership of 15% or more of any class of equity securities of Viasystems or any of its subsidiaries, the assets or business of which constitutes or generates 15% or more of the revenues, net income or assets of Viasystems and its subsidiaries on a consolidated basis;

•	any purchase or sale of, or tender offer or exchange offer by any person for, equity securities of Viasystems or any of its subsidiaries that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of Viasystems or any of its subsidiaries, the assets or business of which constitutes or generates 15% or more of the revenues, net income or assets of Viasystems and its subsidiaries on a consolidated basis;

•	any recapitalization, liquidation or dissolution of Viasystems or any of its subsidiaries, other than a wholly owned subsidiary of Viasystems; or

•

any merger, consolidation, business combination, joint venture, share exchange or similar transaction involving any of Viasystems’ subsidiaries, the assets or business of which constitutes or generates 15% or more of the revenues, net income or assets of Viasystems and its subsidiaries on a consolidated basis, or involving Viasystems, if, as a result of any such transaction, Viasystems stockholders, as a group, immediately prior to the consummation of such transaction would hold less than 85% of the surviving or resulting entity of such transaction immediately after the consummation of such transaction.

The Merger Agreement provides that a “superior proposal” means any bona fide acquisition proposal made by any person that:

•	if consummated, would result in such person owning, directly or indirectly, 50% of the equity securities of Viasystems, or all or substantially all of the consolidated assets of Viasystems and its subsidiaries;

•	is otherwise on terms that the Viasystems Board has determined in good faith (after consultation with its financial advisor and outside counsel and after taking into account such legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, as the Viasystems Board deems appropriate in the exercise of its fiduciary duties) is superior from a financial point of view to the Merger (including the terms of any proposal by TTM to modify the terms of the Merger); and

•	the Viasystems Board has determined in good faith (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal as the Viasystems Board deems appropriate in the exercise of its fiduciary duties) is reasonably capable of being consummated.

Further, the Viasystems Board may, at any time after the date of the Merger Agreement and prior to the adoption of the Merger Agreement by Viasystems stockholders, in response to a superior proposal that did not result from a breach of the no solicitation provisions of the Merger Agreement, effect an adverse recommendation change and/or terminate the Merger Agreement to accept the superior proposal (after paying the termination fee as described below) if the Viasystems Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failing to take any such action would constitute a breach by the Viasystems Board of its fiduciary duties to the Viasystems stockholders under applicable law, and if certain other conditions which are described elsewhere in the Merger Agreement and in this proxy statement/prospectus are satisfied. In such an event, Viasystems may be required to pay TTM a termination fee of $12.8 million. However, the Viasystems Board may not effect an adverse recommendation change or terminate the Merger Agreement unless:

•	Viasystems did not materially breach the no solicitation provisions of the Merger Agreement in a manner that contributed to the making of the superior proposal;

•	Viasystems has provided prior written notice to TTM of the Viasystems Board’s intention to take such action at least five business days in advance of taking such action (the “notice period”), which notice shall specify the material terms of the superior proposal and shall include a copy of the relevant proposed transaction agreement with, and the identity of, the person making the superior proposal, and copies of any other written materials to the extent such materials contain any financial terms, conditions, or other terms relating to such superior proposal;

•	after providing such notice and prior to taking any such action, Viasystems shall have, and shall have caused its financial advisor and outside counsel to, negotiate with TTM in good faith (to the extent TTM desires to negotiate) during such five business day notice period to make such adjustments in the terms and conditions of the Merger Agreement so that such acquisition proposal ceases to constitute a superior proposal; and

•	following any such negotiation, such acquisition proposal (taking into account any changes to the terms of the Merger Agreement agreed to or proposed by TTM in connection with the negotiations required above) continues to constitute a superior proposal.

In the event of any material revisions to the terms of an acquisition proposal after the start of the notice period, Viasystems must deliver a new written notice to TTM and must again comply with the negotiation obligations described in the preceding bullet points with respect to any such modified acquisition proposal, and the notice period is deemed to re-commence on the date of such new notice.

Further, the Viasystems Board may, at any time after the date of the Merger Agreement and prior to the adoption of the Merger Agreement by Viasystems stockholders, in response to an intervening event (as described below) that did not result from a breach of the no solicitation provisions of the Merger Agreement, effect an adverse recommendation change if the Viasystems Board determines in good faith, after consultation with outside counsel, that in light of the existence of such intervening event, the failure to make an adverse recommendation change would constitute a breach by the Viasystems Board of its fiduciary duties to the Viasystems stockholders under applicable law. However, the Viasystems Board may not effect an adverse recommendation change in light of the existence of an intervening event unless:

•	Viasystems has provided prior written notice to TTM of the Viasystems Board’s intention to take such action at least five business days in advance of taking such action, which notice shall specify, in reasonable detail, the facts underlying the Viasystems Board’s determination that an intervening event has occurred and the rationale and basis for such adverse recommendation change;

•	after providing such notice and prior to taking any such action, Viasystems shall have, and shall have caused its financial advisor and outside counsel to, negotiate with TTM in good faith (to the extent TTM desires to negotiate) during such five business day period to make such adjustments in the terms and conditions of the Merger Agreement so as to obviate the need for an adverse recommendation change as a result of the intervening event; and

•	following any such negotiation, the Viasystems Board determines in good faith, after consultation with outside counsel, that the failure to make such adverse recommendation change in light of such intervening event (taking into account any changes to the terms of the Merger Agreement agreed to or proposed by TTM in connection with the negotiations required above) would constitute a breach of its fiduciary duties to Viasystems stockholders under applicable law.

In the event any material change to the circumstances relating to the intervening event occurs or if a new intervening event occurs, Viasystems is required to deliver a new written notice to TTM and must again comply with the negotiation obligations described in the preceding bullet points with respect to any such new or modified intervening event. In such an event, Viasystems may be required to pay TTM a termination fee of $12.8 million.

The Merger Agreement provides that an “intervening event” means any material development or change in circumstances in the business, results of operations or financial condition of Viasystems and its subsidiaries (other than and not related to an acquisition proposal) that was neither known to nor reasonably foreseeable by the Viasystems Board (assuming, for such purpose, reasonable consultation with the executive officers of Viasystems) on or prior to the date of the Merger Agreement that occurs or arises after the date of the Merger Agreement and prior to the Viasystems Special Meeting.

The Merger Agreement permits the Viasystems Board to take and disclose to the Viasystems stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. However, any disclosure other than (1) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (2) an express rejection of any applicable acquisition proposal, or (3) an express reaffirmation of the Viasystems Board recommendation on the Merger Agreement, together with a factual description of the events or actions leading up to such disclosure that have been taken by Viasystems and that are permitted under the Merger Agreement or actions taken or notices delivered to TTM by Viasystems that are required under the Merger Agreement will be deemed to be an adverse recommendation change.

Financing Covenant

Subject to the terms and conditions of the Merger Agreement and except to the extent that TTM (or an affiliate of TTM) has consummated replacement financing (any alternative financing (as discussed below) or other debt financing, including the offering of debt securities, undertaken by TTM or its subsidiaries for the purpose of funding the Merger and the other transactions contemplated by the Merger Agreement, the net cash proceeds of which are or will be, together with cash and cash equivalents available to TTM, sufficient to pay the required amount under the Merger Agreement and will be provided to and used by TTM to consummate the transactions contemplated by the Merger Agreement in accordance with its terms), TTM has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the bridge financing, if necessary, at or prior to consummation of the Merger on the terms and conditions described in the Commitment Letter, and, without Viasystems’ prior written consent, will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Commitment Letter if such amendment, modification or waiver would (1) reduce the aggregate amount of the bridge financing as provided in the Commitment Letter as of the date of the Merger Agreement (except to the extent of any consummated replacement financing), or (2) impose new or additional conditions, or otherwise amend, modify or expand any conditions, in each case, to the receipt by TTM at or prior to the closing of the bridge financing.

However, TTM and Merger Sub may (1) amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of the Merger Agreement if the addition of such parties individually or in the aggregate, would not reasonably be expected to materially delay or prevent the consummation of the bridge financing or consummation of the Merger or (2) otherwise amend or replace the Commitment Letter so long as:

•	such amendment does not impose terms or conditions that would reasonably be expected to materially delay or prevent consummation of the Merger;

•	the terms are not, taken as a whole, materially less favorable to TTM or Merger Sub than those in the Commitment Letter as in effect on the date of the Merger Agreement; and

•	with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an “alternative financing” as described below.

In the event of an amendment or replacement of the Commitment Letter pursuant to the above, the financing under such amended or replaced Commitment Letter will be deemed to be “bridge financing” as such term is used in the Merger Agreement.

Except to the extent that TTM (or an affiliate of TTM) has consummated replacement financing, TTM has agreed to notify Viasystems as soon as reasonably practicable if, at any time prior to consummation of the Merger:

•	the Commitment Letter expires or is terminated for any reason;

•	any financing source that is a party to the Commitment Letter notifies TTM that such source no longer intends to provide financing to TTM; or

•	for any reason TTM no longer believes in good faith that it will be able to obtain any of the bridge financing substantially on the terms described in the Commitment Letter.

TTM has agreed to use its reasonable best efforts to:

•	maintain in effect the Commitment Letter (including any definitive agreements entered into in connection therewith);

•	satisfy when required by the Commitment Letter as in effect on the date of the Merger Agreement all conditions in the Commitment Letter applicable to TTM and Merger Sub to obtaining the bridge financing at or prior to consummation of the Merger;

•	negotiate and enter into definitive agreements with respect to the Commitment Letter on terms and conditions contained in the Commitment Letter or consistent in all material respects with the Commitment Letter at or prior to consummation of the Merger (such definitive agreements, together with the Commitment Letter, the “financing agreements”) and promptly upon execution thereof provide complete executed copies of such definitive agreements to Viasystems;

•	upon satisfaction of the conditions contained in the Commitment Letter, consummate the bridge financing at or prior to consummation of the Merger; and

•	fully enforce its rights under the Commitment Letter.

In addition, TTM has further agreed to keep Viasystems reasonably informed on a timely basis of the status of TTM’s and Merger Sub’s efforts to arrange the bridge financing and to satisfy the conditions thereof, including, upon Viasystems’ reasonable request, advising and updating Viasystems, in a reasonable level of detail, with respect to status, proposed closing date under the financing agreements (which shall be at or prior to consummation of the Merger) and material terms of the material definitive documentation for the bridge financing. However, except as required pursuant to obligations described herein under “—Access to Information; Confidentiality,” TTM will not be under any obligation to disclose any information that is subject to attorney-client or similar privilege if TTM used reasonable best efforts to disclose such information in a way that would not waive such privilege.

Except to the extent that TTM has consummated replacement financing, if the Commitment Letter expires or is terminated for any reason, or if any portion of that amount of the bridge financing necessary to consummate the transactions contemplated by the Merger Agreement becomes reasonably likely to be unavailable on the material terms and conditions contemplated by the applicable financing agreements, TTM has agreed to (1) promptly notify Viasystems, and (2) use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, a new debt financing commitment that provides for a debt financing, the net cash proceeds of which, together with cash and cash equivalents available to TTM, will be sufficient to consummate the transactions contemplated by the Merger Agreement and to pay the required amount as specified in the Merger Agreement, in each case, with conditions not materially less favorable, taken as a whole, to TTM, Merger Sub and Viasystems than the conditions set forth in the Commitment Letter as in effect on the date of the Merger Agreement, which new commitment must include a termination date not earlier than the Outside Date (“alternative financing”).

Prior to consummation of the Merger, and without limiting the obligations noted above, Viasystems has agreed to and has agreed to cause its subsidiaries to, and has agreed to use its reasonably best efforts to cause their respective representatives to, in each case, provide to TTM all cooperation reasonably requested by TTM in connection with the arrangement and consummation of the bridge financing and/or replacement financing (including the satisfaction of the conditions precedent set forth therein), including, without limitation (in each case, to the extent reasonably requested):

•	participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions between senior management and prospective lenders, investors and rating agencies;

•	assisting with the preparation by TTM of materials for rating agency presentations (and assisting in the obtaining of corporate, credit and facility ratings by TTM from ratings agencies), offering documents, private placement memoranda, bank information memoranda and similar documents required in connection with such financing and all documentation and, if required in writing by TTM at least ten business days prior to consummation of the Merger, furnish TTM within three business days of the closing of the Merger all information required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

•

using its reasonable best efforts to (1) execute and deliver any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, and any other documents reasonably requested by TTM in connection with facilitating the pledge of collateral, including intellectual property, in each case provided such documents, arrangements and other financing documents are effective following consummation of the Merger and are conditioned on consummation of the Merger; and (2) seek to obtain the consent of accountants for use of their reports in any materials relating to the replacement financing;

•	(1) furnishing to TTM and its financing sources all audited and unaudited financial statements, business and other financial data, audit reports and other information regarding Viasystems of the type customarily included in offering memoranda for private placements pursuant to Rule 144A under the Securities Act (subject to certain agreed exclusions), to consummate a Rule 144A offering of debt securities (provided that TTM shall be responsible for the preparation of pro forma financial statements), and such information shall be of the type and form that would be necessary for the investment banks to receive from Viasystems’ independent accountants customary (for high yield debt securities) “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering documents and other pertinent information regarding Viasystems and its subsidiaries as may be reasonably requested in writing by TTM; and (2) furnishing to TTM and its financing sources information required in connection with confidential information memoranda and the lenders’ presentation in respect of the bridge financing or replacement financing, in each case customarily used for the syndication of either such financing;

•	providing customary authorization and management representation letters representing (without any knowledge or similar qualifier) that the information contained in any confidential information memorandum or lender presentation does not include any material non-public information about Viasystems and its subsidiaries and designating the information provided to TTM’s financing sources as suitable to be made available to lenders who do not wish to receive such material non-public information;

•	providing monthly financial statements (excluding footnotes) of Viasystems to the extent Viasystems customarily prepares such financial statements and pursuant to the historical practices of Viasystems;

•	using reasonable best efforts to assist TTM in obtaining accountants’ comfort letters, consents, surveys, legal opinions from local outside counsel (and not internal counsel) and title insurance as reasonably requested by TTM for the bridge financing and/or replacement financing; and

•	subject to the obligations described herein under “—Access to Information; Confidentiality,” taking all actions reasonably necessary to (1) permit the prospective lenders involved in the bridge financing and/or replacement financing to evaluate Viasystems and its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; (2) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the bridge financing to take effect at the closing of the Merger; and (3) permit representatives of the prospective lenders to conduct commercial field examinations, inventory appraisals and an appraisal of the owned real estate, and use commercially reasonable efforts to make audits and appraisals available to TTM for purposes of the bridge financing (however, notwithstanding the foregoing, in no event will TTM or any such lender be permitted to contact any customer, vendor or supplier of Viasystems or any of its subsidiaries without Viasystems’ prior written consent.

None of the above obligations of Viasystems will require such cooperation to the extent it would interfere unreasonably with the business or operations of Viasystems or its subsidiaries. Neither Viasystems nor any of its subsidiaries is required pursuant to these obligations to enter into or perform under any certificate, agreement, document or other instrument that is not contingent upon consummation of the Merger or that would be effective prior to the effective time of the Merger (other than the authorization letters and representation letters referred to in the fourth bullet above). Under no circumstance will Viasystems or its subsidiaries be required to authorize (and TTM and none of TTM’s financing sources or any other lender to TTM is permitted to make), any pre-filing of any UCC-1’s or other documents which create Liens (as such term is defined in the Merger Agreement). None of Viasystems or any of its subsidiaries will be required to take any action pursuant to these obligations that would subject it to actual or potential liability for which it would not be indemnified under the Merger

Agreement or to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or provide or agree to provide any indemnity in connection with the bridge financing, replacement financing or any of the foregoing prior to the effective time of the Merger.

In addition, TTM has agreed, promptly upon request by Viasystems, to reimburse Viasystems for all reasonable out-of-pocket costs incurred by Viasystems or its subsidiaries in connection with these obligations. TTM will indemnify and hold harmless Viasystems, its subsidiaries and their respective representatives from and against any and all liabilities suffered or incurred by any of their officers, directors or employees in connection with the bridge financing or replacement financing, except to the extent such liabilities arose out of or resulted from (1) information provided by or on behalf of Viasystems or any of its subsidiaries or any of its or their respective representatives or (2) the gross negligence, fraud, bad faith, willful misconduct, intentional misrepresentation, or intentional breach of the Merger Agreement by Viasystems, any of its subsidiaries or any of its or their respective representatives. Viasystems has also consented to the use of its and its subsidiaries’ logos in connection with the bridge financing or replacement financing, provided that such logos will be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect Viasystems or any of its subsidiaries.

For the avoidance of doubt, both TTM and Merger Sub have acknowledged and agreed that obtaining the bridge financing or replacement financing is not a condition to the Merger. If such financing has not been obtained, TTM remains obligated, subject to the fulfillment or waiver of the other conditions discussed herein, to complete the Merger and consummate the other transactions contemplated by the Merger Agreement.

Furthermore, if requested by TTM, Viasystems has agreed to provide reasonable cooperation to TTM and Merger Sub in arranging for, at the closing of the Merger, the termination or redemption of (1) the indebtedness of Viasystems as noted in the disclosure schedules Viasystems delivered in connection with the Merger Agreement, and (2) any other indebtedness of Viasystems and its subsidiaries, together with the procurement of customary payoff letters in connection therewith. However, in no event will this obligation require Viasystems to cause any indebtedness of Viasystems and its subsidiaries to be terminated unless (1) Viasystems has received from TTM funds to pay in full the payoff amount for any such indebtedness and (2) TTM has agreed to and has provided backstop letters of credit or cash collateralized any existing letters of credit and guarantees and hedging arrangements and other bank products thereunder in a manner reasonably satisfactory to the lenders or holders of such indebtedness, to the extent applicable.

Efforts to Consummate the Merger; Regulatory Matters

Prior to the effective time of the Merger, Viasystems has agreed to use reasonable best efforts to obtain any consents, approvals or waivers of third parties with respect to any contracts to which Viasystems or any of its subsidiaries is a party as may be necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement or required by the terms of any contract as a result of the execution, performance or consummation of transactions contemplated by the Merger Agreement.

TTM, Viasystems and Merger Sub have each agreed, as promptly as practicable and subject to the terms and conditions of the Merger Agreement, to use its reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under applicable law prior to the effective time to consummate the transactions contemplated by the Merger Agreement, including:

•	making all appropriate filings and submissions (and filings and submissions considered by TTM to be advisable) under the HSR Act and with any other governmental authority pursuant to any other applicable antitrust laws or otherwise, as promptly as practicable, but in no event later than 10 business days after the date of the Merger Agreement with respect to filing under the HSR Act;

•	making as promptly as practicable any other appropriate submissions under other applicable antitrust laws;

•	using reasonable best efforts to obtain as promptly as practicable the termination of any waiting period under the HSR Act and any applicable foreign antitrust laws; and

•	cooperating and consulting with each other in (1) determining which filings are required to be made prior to the effective time of the Merger with, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the effective time of the Merger from, governmental authorities in connection with the execution and delivery of the Merger Agreement and consummation of the transactions contemplated thereby and (2) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations.

Pursuant to the Merger Agreement, each of TTM and Viasystems have agreed to use their respective reasonable best efforts to submit a draft joint voluntary notice and, following the receipt of any comments thereto, a final joint voluntary notice, to CFIUS (the “Exon-Florio Filing”) as promptly as reasonably practicable following the date of the Merger Agreement. TTM and Viasystems have agreed to cooperate in preparing, pre-filing and filing with CFIUS a joint voluntary notice of the transactions contemplated by the Merger Agreement in accordance with applicable law. Each of TTM and Viasystems has agreed to use its reasonable best efforts to respond as promptly as reasonably practicable (but in any event within the time required to avoid possible rejection or deferred acceptance of the Exon-Florio Filing) to any inquiries or requests received from CFIUS in connection with such joint voluntary notice. Each of TTM and Viasystems has agreed to use its reasonable best efforts to obtain the CFIUS Approval.

In addition, in connection with the efforts referenced above but without limiting them, each of Viasystems, on the one hand, and TTM and Merger Sub, on the other hand, will:

•	cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

•	keep the other reasonably informed of any communication received by it from, or given by it to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other United States or foreign governmental authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding the transactions contemplated by the Merger Agreement; and

•	permit the other to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the Federal Trade Commission, the Department of Justice or any other governmental authority (other than the Defense Security Service) or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the Federal Trade Commission, the Department of Justice or such other applicable governmental authority (other than the Defense Security Service) or other person, give the other the opportunity to attend and participate in such meetings and conferences.

If any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any antitrust law or if any suit is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other applicable governmental authority or any private party challenging any of the transactions contemplated by the Merger Agreement as violative of any antitrust law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, each of TTM, Merger Sub, and Viasystems will use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by the Merger Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement.

Further, if any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any antitrust law or if any suit is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other applicable governmental authority or any private party challenging any of the transactions contemplated by the Merger Agreement as violative of any antitrust law, Viasystems has agreed that Viasystems and its subsidiaries will not, without the prior written consent of TTM:

•	sell, hold separate or otherwise dispose of all or a portion of their respective businesses, assets or properties, or conduct their business in a specified manner;

•	pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any contract any material accommodation;

•	commence or defend any action or claim in respect of any threatened action; or

•	limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties.

In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental authority or private party challenging the Merger or any other transaction contemplated by the Merger Agreement, each of TTM, Merger Sub, and Viasystems have agreed to cooperate in all respects with each other and use its respective reasonable best efforts to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement. However, neither TTM, Merger Sub, nor Viasystems is permitted to make any offer, acceptance, or counter-offer to, or otherwise engage in discussions with, any governmental authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested or agreed to by the other parties to the Merger Agreement, which agreement shall not be unreasonably withheld, delayed or conditioned. Each of TTM, Merger Sub and Viasystems must use its reasonable best efforts to provide full and effective support the other parties to the Merger Agreement in all material respects in all such negotiations and discussions to the extent reasonably requested by any such other party.

Furthermore, the Merger Agreement provides that TTM, Merger Sub and their respective affiliates are not obligated by the Merger Agreement to:

•	sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner;

•	pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any contract any material accommodation;

•	commence or defend any action or claim in respect of any threatened action;

•	limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of Viasystems and its subsidiaries; or

•	waive any of the conditions to the Merger.

Termination

The Merger Agreement may be terminated and the transactions contemplated under the Merger Agreement may be abandoned at any time prior to the effective time of the Merger, whether before or after obtaining Viasystems stockholders’ approval, by TTM and Viasystems under the following circumstances:

•	by mutual written consent of TTM and Viasystems;

•

if the Merger is not consummated on or before June 21, 2015 (except that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement caused the failure of the effective time to occur on or before such date); provided, that if on June 21, 2015, one or more of the conditions to closing relating to antitrust consents, the CFIUS Approval and the absence of injunctions or restraints (but only if such restraint or injunction is attributable to an antitrust and competition law or Exon-Florio, or otherwise seeking approval under an antitrust and competition law or the CFIUS Approval) shall not have been fulfilled, but all other conditions to closing shall be or shall be capable of being fulfilled, then either TTM or Viasystems may extend such date from June 21, 2015 to September 21, 2015, upon written notice to the other parties (such date as the period may be extended, the “Outside Date”);

•	if any governmental authority shall have (1) enacted, issued, promulgated or enforced any law that makes consummation of the Merger illegal or otherwise prohibited or (2) enacted, issued, promulgated, enforced or entered any order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

•	if the Viasystems’ Special Meeting (including any adjournment or postponement thereof) has concluded, Viasystems stockholders have voted and the Viasystems stockholders’ approval was not obtained (except that the right to so terminate the Merger Agreement shall not be available to Viasystems if it has not materially complied with certain of the covenants relating to the conduct of its business and the proxy statement and the holding of the Viasystems Special Meeting).

In addition, Viasystems may terminate the Merger Agreement at any time prior to the effective time of the Merger under the following circumstances:

•	if there should have occurred any event, occurrence, condition, change, development, state of facts or circumstance that would have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on TTM and its subsidiaries, taken as a whole, or if TTM or Merger Sub has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of TTM or Merger Sub has become untrue, in each case, such that the conditions to closing relating to the accuracy of TTM’s and Merger Sub’s representations and warranties or the performance by TTM and Merger Sub of their obligations under the Merger Agreement could not be satisfied; however, Viasystems may not so terminate the Merger Agreement unless any such breach or failure to be true is incapable of being cured or has not been cured prior to the Outside Date, and Viasystems may not terminate the Merger Agreement if Viasystems is then in material breach of any representation, warranty or covenant under the Merger Agreement; or

•	prior to adoption of the Merger Agreement by the Viasystems stockholders, in order to enter into a definitive written agreement providing for a superior proposal in compliance with the no solicitation provisions of the Merger Agreement.

In addition, TTM may terminate the Merger Agreement at any time prior to the effective time of the Merger under the following circumstances:

•	if there should have occurred any event, occurrence, condition, change, development, state of facts or circumstance that, individually or in the aggregate, have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Viasystems and its subsidiaries, taken as a whole, or Viasystems has breached any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of Viasystems has become untrue, in each case, such that the conditions to closing relating to the accuracy of Viasystems’ representations and warranties or the performance by Viasystems of its obligations under the Merger Agreement could not be satisfied; however, TTM may not so terminate the Merger Agreement unless any such breach or failure to be true is incapable of being cured or has not been cured prior to the Outside Date, and TTM may not terminate the Merger Agreement if TTM is then in material breach of any representation, warranty or covenant under the Merger Agreement;

•

prior to the adoption of the Merger Agreement by the Viasystems stockholders, the Viasystems Board or any committee thereof (1) has not rejected any acquisition proposal (which, for these purposes, shall have the meaning discussed herein except that references to “15%” and “85%” shall be replaced by

“50%”) within ten business days of the making thereof or (2) has failed to publicly reconfirm the Viasystems Board’s recommendation of the Merger within four days after receipt of a written request from TTM that it do so if such request is made following the making by any person of an acquisition proposal; or

•	Viasystems has violated or breached in any material respect any of its obligations in the no solicitation provisions of the Merger Agreement described under “—No Solicitation of Acquisition Proposals.”

If the Merger Agreement is terminated in accordance with the requirements described above, it will become void, and there shall be no liability thereunder on the part of any party thereto, subject to certain exceptions including any obligation to pay the termination fees described below. No such termination, however, will relieve any party hereto from liability for any intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Termination Fee; Reverse Breakup Fee and Expenses

Each party will generally pay its own fees and expenses in connection with the Merger, whether or not the Merger is consummated, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of the Merger Agreement and the transactions contemplated thereby. However, TTM and Viasystems have agreed that each will bear and pay one half of (1) the expenses incurred in connection with the filing and printing of the registration statement of which this proxy statement/prospectus is a part and for mailing it to Viasystems stockholders and (2) all required filing fees under the HSR Act.

Viasystems will be required to pay a termination fee of $12.8 million to TTM if:

•	Viasystems terminates the Merger Agreement because it enters into a definitive agreement with respect to a superior proposal;

•	TTM terminates the Merger Agreement because the Viasystems Board makes an adverse recommendation change;

•	TTM terminates the Merger Agreement because the Viasystems Board or any committee thereof (1) has not rejected any acquisition proposal (which, for these purposes, shall have the meaning discussed herein except that references to “15%” and “85%” shall be replaced by “50%”) within ten business days of the making thereof or (2) has failed to publicly reconfirm the Viasystems Board’s recommendation of the Merger within four days after receipt of a written request from TTM that it do so if such request is made following the making by any person of an acquisition proposal;

•	TTM terminates the Merger Agreement because Viasystems has violated or breached in any material respect any of its obligations in the no solicitation provisions of the Merger Agreement described under “—No Solicitation of Acquisition Proposals”;

•	TTM or Viasystems terminates the Merger Agreement pursuant to the termination provision described above relating to the failure of the Merger to close by the Outside Date; or

•	TTM terminates the Merger Agreement pursuant to the termination provision described above relating to (1) a material adverse effect or a breach or inaccuracy of any of Viasystems’ representations, warranties, covenants or agreements contained in the Merger Agreement or (2) the failure to obtain the stockholder approval after the stockholder meeting (including any adjournment or postponements) has concluded.

For the purposes of the fifth and sixth bullets above:

•	in order for the termination fee to be payable, (1) at or prior to the date of termination, an acquisition proposal must have been made known to Viasystems or must have been made directly to Viasystems stockholders generally or any person must have publicly announced an intention to make an acquisition proposal (whether or not conditional or withdrawn), and (2) concurrently with such termination or within 12 months following such termination, Viasystems must have entered into an alternative acquisition agreement to consummate or have consummated a transaction contemplated by any acquisition proposal;

•	all references in the definition of “acquisition proposal” to “15%” and “85%” will be deemed to be references to “50%”; and

•	Viasystems will pay the termination fee to TTM upon the earlier of its entry into an alternative acquisition agreement or the consummation of such acquisition proposal.

The Merger Agreement also provides that Viasystems will be entitled to receive a reverse breakup fee of $40.0 million from TTM in the event that the Merger Agreement is terminated by either party:

•	following the Outside Date, if at the time of such termination the only conditions not satisfied (or capable of being satisfied) were related to obtaining antitrust approval or the CFIUS Approval; or

•	due to a legal restraint relating to antitrust or CFIUS being implemented.

Other than the right to seek specific performance prior to termination and the right to sue for damages for intentional breaches by TTM, in the event the reverse breakup fee is paid to Viasystems, such reverse breakup fee will be Viasystems’ exclusive remedy.

In the event TTM or Viasystems terminates the Merger Agreement pursuant to the termination provision described above relating to the failure to obtain the stockholder approval after the stockholder meeting (including any adjournment or postponements) has concluded, and after a written bona fide acquisition proposal has been made which the Viasystems Board considered to determine whether it constituted a superior proposal, Viasystems will promptly pay to TTM all documented out-of-pocket costs and expenses incurred by TTM and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereunder up to a maximum amount equal to $4 million; provided that in the event such expense reimbursement is paid and a termination fee is thereafter payable pursuant to the fifth or sixth bullet above, the termination fee otherwise payable shall be reduced by the amount of such expense reimbursement.

TTM and Viasystems have agreed to pay the termination fee, expense reimbursement or reverse breakup fee, as applicable, as directed by TTM or Viasystems in writing in immediately available funds promptly following (and in any event within two business days after) the date of the event giving rise to the obligation to make such payment. However, if Viasystems terminates the Merger Agreement because it enters into a definitive agreement with respect to a superior proposal, then Viasystems must pay the termination fee to TTM in immediately available funds concurrently with such termination. TTM has agreed to pay the reverse breakup as Viasystems directs in writing in immediately available funds promptly following (and in any event within two business days after) the date of the event giving rise to the obligation to make such payment.

In the event that Viasystems fails to pay the termination fee or expense reimbursement required when due, or Viasystems fails to pay the reverse breakup fee when due, such termination fee, expense reimbursement or reverse breakup fee, as the case may be, shall accrue interest for the period commencing on the date when it became past due, at the rate of interest per annum equal to the “Prime Rate” as set forth on such date in The Wall Street Journal “Money Rates” column plus 350 basis points.

In addition, if Viasystems fails to pay such termination fee or expense reimbursement, as the case may be, when due, Viasystems has agreed pay to TTM all of its costs and expenses (including attorneys’ fees) in connection with efforts to collect such termination fee or expense reimbursement. If TTM fails to pay the reverse breakup fee when due, TTM has agreed to pay all of Viasystems’ costs and expenses (including attorneys’ fees) in connection with efforts to collect such termination reverse breakup fee.

Furthermore, in no event will a party to the Merger Agreement be obligated to pay a termination fee, expense reimbursement or reverse breakup fee, as the case may be, more than once.

The Merger Agreement also provides that Viasystems, its subsidiaries and the representatives and affiliates of Viasystems and its subsidiaries will not have any rights or claims against any of TTM’s financing sources (including, without limitation, the parties to the Commitment Letter) in connection with the transactions contemplated by the Merger Agreement.

Conduct of Business Pending the Merger

In the Merger Agreement, Viasystems and TTM have agreed that until the earlier of the effective time of the Merger or the termination of the Merger Agreement, subject to certain exceptions in the Merger Agreement and the matters contained in the disclosure schedules Viasystems and TTM delivered in connection with the Merger Agreement, Viasystems and TTM will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and to use its reasonable best efforts to:

•	preserve intact the assets, including manufacturing facilities, and business organization of Viasystems, TTM and each of its subsidiaries;

•	preserve the current beneficial relationships of Viasystems, TTM and each of its subsidiaries with any persons or entities (including suppliers, partners, contractors, distributors, sales representatives, customers, licensors and licensees) with which Viasystems, TTM or any of its subsidiaries has material business relations;

•	retain the services of the present officers and key employees of Viasystems, TTM and each of its subsidiaries;

•	comply in all material respects with all applicable laws and the requirements of Viasystems’ and TTM’s material contracts; and

•	keep in full force and effect all material insurance policies maintained by Viasystems and TTM and each of its subsidiaries, other than changes to such policies made in the ordinary course of business consistent with past practice.

In addition, without limiting the requirements described above, subject to certain exceptions set forth in the Merger Agreement and the matters contained in the disclosure schedules Viasystems and TTM delivered in connection with the Merger Agreement, that until the earlier of the effective time of the Merger or the termination of the Merger Agreement without the other party’s written consent (which cannot be unreasonably withheld, delayed, or conditioned) each of TTM and Viasystems will not, and will cause each of its respective subsidiaries not to:

•	amend its certificate of incorporation or bylaws or any other comparable organizational documents;

•	issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of TTM, Viasystems or any of their subsidiaries, as applicable, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such securities, provided that TTM or Viasystems, as applicable, may issue shares of its common stock (with respect to Viasystems, solely upon the exercise or settlement of Viasystems compensatory equity awards issued under its equity plans that are outstanding on the date of the Merger Agreement in accordance with their terms as of the date of the Merger Agreement) (with respect to TTM, and to issue compensatory equity awards under TTM’s equity plans as in effect on the date of the Merger Agreement in accordance with their terms as of the date of the Merger Agreement);

•	adjust, split, combine, subdivide or reclassify any shares of capital stock of any class or any other ownership interest of TTM, Viasystems or any of their respective subsidiaries, as applicable;

•	enter into any contract with respect to the sale, voting, registration or repurchase of shares of TTM or Viasystems common stock, as applicable, or any other shares of capital stock of any class or any other ownership interest of TTM, Viasystems or any of their respective subsidiaries, as applicable;

•	except as required by the terms of the Merger Agreement (and, in the case of TTM, except in the ordinary course of business consistent with past practice), amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of any of Viasystems’ equity plans in effect on the date of the Merger Agreement), any provision of its equity plans or any agreement evidencing any outstanding awards, thereunder or any similar or related contract (or, in the case of Viasystems, any agreement evidencing any outstanding options to acquire shares of Viasystems common stock, Viasystems restricted stock, Viasystems performance share units or any similar or related contract);

•	declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the shares of TTM or Viasystems common stock, as applicable, or any other shares of capital stock of any class or any other ownership interest of TTM, Viasystems or any of their respective subsidiaries, as applicable, other than dividends by any of TTM’s or Viasystems’ direct or indirect subsidiaries only to TTM or Viasystems or any of TTM’s or Viasystems’ wholly owned subsidiaries, as applicable;

•	make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable law or regulatory guidelines;

•	take any action that would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental authority necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period;

•	take any action that would be reasonably expected to increase the risk of any governmental authority entering an injunction or other legal restraint prohibiting or impeding the consummation of the transactions contemplated by the Merger Agreement;

•	merge or consolidate Viasystems or any of its subsidiaries or TTM (or, except with another of TTM’s subsidiaries, any of TTM’s subsidiaries), as applicable, with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Viasystems or any of its subsidiaries; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Furthermore, TTM has also agreed, subject to specified exceptions in the Merger Agreement and the matters contained in the disclosure schedule TTM delivered in connection with the Merger Agreement, that until the earlier of the effective time of the Merger or the termination of the Merger Agreement without Viasystems’ written consent (which cannot be unreasonably withheld, delayed, or conditioned) TTM will not, and will cause its subsidiaries not to, other than in connection with replacement financing (as defined in the Merger Agreement), take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing that would reasonably be expected to materially impair, delay or prevent the financing contemplated by the Commitment Letter.

In addition, Viasystems has further agreed, subject to specified exceptions in the Merger Agreement and the matters contained in the disclosure schedule Viasystems delivered in connection with the Merger Agreement, that until the earlier of the effective time of the Merger or the termination of the Merger Agreement without TTM’s written consent (which cannot be unreasonably withheld, delayed, or conditioned) Viasystems will not, and will cause its subsidiaries not to:

•	directly or indirectly acquire or agree to acquire in any transaction (including by merger, consolidation or acquisition of stock or assets) the equity interest in any person or division or business of any person or other than the acquisition of raw materials, supplies and equipment in the ordinary course of business consistent with past practice, the property or assets of any person;

•	sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any lien (other than a permitted lien), any properties, rights or assets (including shares of Viasystems common stock or any other shares of capital stock of any class or any other ownership interest of Viasystems or any of its subsidiaries), except:

•	sales of inventory in the ordinary course of business consistent with past practices;

•	transfers among Viasystems and its subsidiaries; and

•	dispositions of obsolete or other assets not used in or not material to Viasystems or its subsidiaries, in the aggregate, which such assets have a net book value of not more than $5,000,000 in the aggregate;

•	sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any lien (other than a permitted lien), any of Viasystems’ intellectual property or technology that is material, individually or in the aggregate, to Viasystems and its subsidiaries, taken as a whole;

•	increase in any manner the compensation of any of Viasystems’ directors or officers or enter into, establish, amend or terminate, or increase any compensation or benefits under any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of any stockholder, director, officer, other employee, consultant or affiliate, other than:

•	as required pursuant to applicable law or the terms of any of Viasystems’ equity plans; or

•	increases in salaries, wages and benefits of employees (other than officers or directors) made in the ordinary course of business;

•	grant any severance or termination benefits to any director, officer, employee, independent contractor or consultant of Viasystems or any of its subsidiaries, except as required under the terms of any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement or as required by applicable law;

•	take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement to the extent not required by the terms of such agreement as in effect on the date of the Merger Agreement;

•	enter into, establish, amend or terminate any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement, policy, agreement, trust, fund or arrangement with, for or in respect of any stockholder, director, officer, other employee, consultant or affiliate of Viasystems or any of its subsidiaries;

•	change any actuarial or other assumptions used to calculate funding obligations with respect to any employee benefit plan, employment agreement, independent contractor agreement or other similar agreement or change the manner in which contributions to such agreements are made or the basis on which such contributions are determined;

•	announce, implement or effect any material reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Viasystems or any of its subsidiaries, unless Viasystems provides written notice to TTM of Viasystems’ intent to announce, implement, or effect any such material termination at least ten business days prior thereto and provides TTM the opportunity to consult with Viasystems regarding such material termination;

•	communicate in a writing that is intended for broad dissemination to Viasystems’ employees regarding compensation, benefits or other treatment they will receive in connection with or following the Merger, unless any such communications are consistent with prior guidelines or documentation provided to Viasystems by TTM (in which case, Viasystems shall provide TTM with prior notice of and the opportunity to review and comment upon any such communications);

•	other than in the ordinary course of business consistent with past practice or borrowings under existing credit facilities, incur, create, assume or otherwise become liable for any indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any person), including through borrowings under any of Viasystems’ existing credit facilities, or enter into a “keep well” or similar agreement, or issue or sell options, warrants, calls or other rights to acquire any debt securities of Viasystems or any of its subsidiaries;

•	release, assign, compromise, settle or agree to settle any action or claim in respect of any threatened action (including any action or claim in respect of any threatened action relating to the Merger Agreement or the transactions contemplated by the Merger Agreement) other than releases, assignments, compromises or settlements that do not create obligations of Viasystems or any of its subsidiaries other than the payment of monetary damages (1) equal to or less than the amounts reserved with respect thereto on Viasystems’ SEC reports filed prior to the date of the Merger Agreement or (2) not in excess of $500,000 for any individual action and $2,000,000 in the aggregate;

•	make or commit to any capital expenditures that involve the purchase of real property or make any capital expenditures in excess of the amounts specified in the disclosure schedule Viasystems delivered in connection with the Merger Agreement;

•	renew any material lease or sublease for real property leased by Viasystems or any of its subsidiaries unless Viasystems provides written notice to TTM of Viasystems’ intent to renew any such material lease or sublease at least ten business days prior thereto and provides TTM the opportunity to consult with Viasystems regarding such renewal;

•	other than entering into material contracts with customers or suppliers in the ordinary course of business consistent with past practices, (1) enter into any material contract or terminate any material contract, (2) materially modify, amend, waive any right under or renew any material contract, other than in the ordinary course of business consistent with past practice, (3) enter into or extend the term or scope of any contract that purports to restrict Viasystems, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area or (4) enter into any contract that would be breached by, or require the consent of any other person in order to continue in full force following, consummation of the transactions contemplated by the Merger;

•	make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to any person in excess of $1,000,000 individually, other than a direct or indirect wholly owned subsidiary of Viasystems in the ordinary course of business and consistent with past practice; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Litigation Related to the Merger

Viasystems has agreed to give TTM the opportunity to participate in the defense or settlement of any securityholder litigation against Viasystems and/or its directors relating to the transactions contemplated by the Merger Agreement, and no such settlement shall be agreed to without TTM’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned).

Public Announcements

TTM, Viasystems and Merger Sub have agreed that no public release or announcement concerning the transactions contemplated by the Merger Agreement shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld, delayed or conditioned), except as would violate applicable law or securities exchange rules, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.

Access to Information; Confidentiality

From the date of the Merger Agreement until the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, each of TTM and Viasystems has agreed to, and to cause its respective subsidiaries and representatives to:

•	afford the other and its representatives (including TTM’s financing sources and their respective representatives) reasonable access during normal working hours upon reasonable advance notice to all of its officers, employees, agents, assets, properties, offices, plants and other facilities, books and records;

•	timely furnish the other with such financial, operating, business, financial condition, projections and other data and information as the other or its representatives (including TTM’s financing sources, through their representatives), may reasonably request; and

•	provide to the other and its representatives (including TTM’s financing sources) information that is complete and correct in all material respects and does not and will not, when taken as a whole, contain any untrue statement of a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading.

Pursuant to the terms of the Merger Agreement, any investigation will be conducted in a manner that does not unreasonably interfere with the conduct of the business of TTM, Viasystems, or any of their respective subsidiaries, or damage or destroy any property or assets of any of TTM, Viasystems, or any of their respective subsidiaries. All such information obtained by TTM, Viasystems or Merger Sub will be held confidential in accordance with the Nondisclosure Agreement, dated August 11, 2014, between TTM and Viasystems (the “Nondisclosure Agreement”). However, neither the Nondisclosure Agreement nor the Merger Agreement will prevent TTM or its financing sources from using all information obtained pursuant to the above or pursuant to the financing covenant (as discussed herein) as necessary and appropriate to consummate the financing contemplated thereby, except that material, non-public information may not be included without Viasystems’ prior written consent, unless such material, non-public information has been provided specifically for inclusion in the contemplated financing.

In addition, TTM and Viasystems have agreed to cooperate to establish a mutually acceptable mechanism by which TTM will be permitted to communicate directly with Viasystems employees regarding employee-related matters prior to the effective time of the Merger or the termination of the Merger Agreement, subject to applicable law.

The obligations noted above generally do not require either Viasystems or TTM to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with outside counsel) of Viasystems or TTM would reasonably be expected to result in:

•	if such party or any of its subsidiaries, on the one hand, and the other or any of its subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; or

•	any violation of any contract or law to which such party or its subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) which such party or any of its subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with outside counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with outside counsel) could reasonably be expected to be, future litigation;

however, the parties must cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so:

•	would not (in the good faith belief of the party being requested to disclose the information (after consultation with outside counsel)) reasonably be likely to result in the violation of any such contract or law or reasonably be likely to cause such privilege to be undermined with respect to such information; or

•	could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with outside counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee representatives of the other party shall be provided access to such information.

However, the party being requested to disclose the information shall:

•	notify the other that such disclosures are reasonably likely to violate its or its subsidiaries’ obligations under any such contract or law or are reasonably likely to cause such privilege to be undermined;

•	communicate to the other in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the proviso above); and

•	in the case where such disclosures are reasonably likely to violate its or its subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

Additional Agreements

Anti-Takeover Laws

If any anti-takeover law is or may become applicable to any transaction contemplated by the Merger Agreement, (1) the parties will use reasonable best efforts to take such actions as are reasonably necessary so that the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and (2) the Viasystems Board will take all actions necessary to render such statutes inapplicable to any such transaction.

Notification of Certain Matters

Viasystems has agreed to give prompt notice to TTM and Merger Sub and TTM and Merger Sub have agreed to give prompt notice to Viasystems of:

•	any written notice or other communication received from any person alleging that the consent of such person is required in connection with the transactions contemplated by the Merger Agreement;

•	any notice from any governmental authority in connection with the transactions contemplated by the Merger Agreement;

•	any actions or claims commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the transactions contemplated by the Merger Agreement;

•	the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty made by such party contained in the Merger Agreement to be, with respect to Viasystems, untrue or inaccurate such that the condition to the obligations of TTM and Merger Sub contained in the Merger Agreement with respect to certain representations and warranties of Viasystems would not be satisfied, and with respect to TTM and Merger Sub, untrue or inaccurate such that the condition to the obligations of Viasystems contained in the Merger Agreement with respect to certain representations and warranties of TTM and Merger Sub would not be satisfied; and

•	any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under the Merger Agreement;

Any notice provided with respect to the above matters will not (1) cure any breach of, or non-compliance with, any other provision of the Merger Agreement or (2) limit the remedies available to the party receiving such notice.

SEC Reports

Each of TTM and Viasystems has agreed to timely file with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) required to be filed by TTM or Viasystems, as applicable, under the Exchange Act or the Securities Act until the effective time of the Merger. Each of TTM and Viasystems has also made other agreements regarding the compliance of such filings with the applicable requirements of the Exchange Act and the Securities Act and the accuracy and completeness of such filings.

Governance of the Surviving Corporation

The Merger Agreement provides that Merger Sub’s directors and officers immediately prior to the effective time of the Merger will be the directors and officers, respectively, of the surviving corporation until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal. At the effective time of the Merger, the Viasystems Charter and the Viasystems Bylaws will be amended in the Merger to read as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger, except that in each case the name of the surviving corporation will be “Viasystems Group, Inc.” and, as so amended, will be the certificate of incorporation and bylaws of the surviving corporation until thereafter further amended as provided therein or by applicable law.

Indemnification; Directors’ and Officers’ Insurance

TTM has agreed to cause the surviving corporation, to the fullest extent permitted by applicable law, to honor all of Viasystems’ obligations to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the effective time of the Merger, an officer or director of Viasystems or any of Viasystems’ subsidiaries as provided in its certificate of incorporation or bylaws, in each case, as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement, including provisions relating to the advancement of expenses incurred in the defense of any action or as permitted under applicable law.

TTM’s obligation to indemnify and hold harmless such persons will survive the Merger and will remain in full force and effect for a period of not less than six years after the effective time of the Merger. During such period, TTM will guarantee the obligations of the surviving corporation with respect to any and all amounts payable in connection with its indemnification and other obligations set forth below with respect to such persons.

Viasystems has agreed to purchase prior to the effective time of the Merger a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide such directors and officers with coverage for not less than six years following the effective time of the Merger on terms and conditions no less favorable than the terms of the current directors’ and officers’ liability insurance policy currently maintained by Viasystems in respect of actions or omissions of such officers and directors prior to the effective time of the Merger in their capacities as such. In no event will Viasystems be required to pay more than 300% of the current annual premium paid by Viasystems for such policy to purchase the “tail” policy, but if such maximum payment amount is not sufficient to purchase the required coverage, then Viasystems will purchase such lesser coverage as may be obtained with such maximum payment amount.

The obligations of TTM and the surviving corporation relating to indemnification and “tail” insurance set forth above will survive the consummation of the Merger and will not be terminated or modified in any way that would adversely affect the directors and officers entitled to the protection under the Merger Agreement without the consent of such persons. Such person also has the right to enforce their rights to indemnification pursuant to the terms of the Merger Agreement and are express third-party beneficiaries of the Merger Agreement for this purpose.

In the event TTM or the surviving corporation or any of their respective successors or assigns (1) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger or (2) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of TTM or the surviving corporation, as the case may be, shall assume the obligations set forth above.

Employee Benefit Matters

From the effective time until the 12 month anniversary of the closing date of the Merger, TTM has agreed to cause the compensation and benefits package provided to employees of Viasystems and its subsidiaries as of the effective time under the plans specified in the disclosure schedule to the Merger Agreement to be substantially comparable to the compensation and benefits package, in the aggregate, provided to (1) such employees immediately prior to the effective time and (2) similarly situated employees of TTM, in each case excluding for purposes of this comparison any equity-based compensation. However, during such 12-month period, TTM or the surviving corporation, as the case may be, may reduce the compensation or benefits of such employees if such reductions in compensation or benefits are made equitably and as part of an across-the-board reduction applicable to all employees within the United States.

From and after the effective time, TTM has agreed to cause the surviving corporation to comply in all material respects with its obligations under all employment and severance agreements specified in the disclosure schedule to the Merger Agreement that are in effect as of the effective time, in each case, subject to the terms and conditions of each such agreement.

For purposes of eligibility, vesting and, solely with respect to severance and vacation, level of benefit entitlement (but in no event for purposes of benefit accrual or eligibility for retiree medical or other retiree welfare benefits) under TTM’s employee benefit plans, TTM has agreed that each such employee will, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with Viasystems and its subsidiaries and their respective predecessors before the effective time, to the same extent as such employee was entitled, before the effective time, to credit for such service under any similar plans in which such employee participated or was eligible to participate immediately prior to the effective time. However, no employee will be entitled to a duplication of benefits.

For purposes of each such TTM employee benefit plan providing medical, dental, pharmaceutical or vision benefits to any such employee, TTM has agreed to use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such TTM employee benefit plan to be waived, for such employee and his or her covered dependents, unless such conditions would not have been waived under a similar plan in which such employee participated immediately prior to the effective time and TTM has agreed to use reasonable best efforts to cause any eligible expenses incurred by such employee and his or her covered dependents under the plans during the portion of the plan year of the TTM employee benefit plan ending on the date such employee’s participation in the corresponding TTM employee benefit plan begins to be taken into account under such TTM employee benefit plan, for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such TTM employee benefit plan.

Upon TTM’s election, Viasystems has agreed that it will terminate, effective as of the day immediately preceding the effective time, any and all 401(k) plans sponsored or maintained by Viasystems. In such event, Viasystems has agreed to provide TTM evidence that such plan(s) and/or program(s) have been terminated pursuant to resolutions of the Viasystems Board or a committee thereof (the form and substance of which shall be subject to review and approval of TTM), effective as of the day immediately preceding the effective time.

Representations and Warranties

The Merger Agreement contains representations and warranties by Viasystems, TTM and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in the disclosure schedules delivered by TTM and Viasystems in connection with the Merger Agreement.

These representations and warranties relate to, among other things:

•	corporate organization, valid existence, good standing and qualification and similar corporate matters;

•	certificate of incorporation, bylaws and certain corporate records;

•	subsidiaries’ organization, valid existence, good standing and qualification and similar corporate matters;

•	capital structure;

•	corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	approval of each applicable board of directors of the Merger and the Merger Agreement;

•	the enforceability of the Merger Agreement against both TTM and Viasystems;

•	the absence of any violation of, or conflict with, either of TTM’s or Viasystems’ charter documents, applicable law or rules of the NASDAQ Stock Market and certain contracts as a result of the execution and delivery of the Merger Agreement and the consummation of the Merger;

•	the consents, approvals, notices and other similar actions with respect to governmental entities required as a result of the execution and delivery of the Merger Agreement and the consummation of the Merger;

•	TTM’s, Viasystems’ and each of their subsidiaries’ compliance with applicable legal requirements since January 1, 2012;

•	the filing of required reports and other documents by each of TTM and Viasystems with the SEC since January 1, 2012, the compliance of such reports and documents with the applicable requirements of the federal securities laws, rules and regulations and the Sarbanes-Oxley Act of 2002, and the absence of any outstanding or unresolved comments received by either TTM or Viasystems from the SEC;

•	the preparation of financial statements included in reports and documents filed with the SEC in accordance with GAAP;

•	maintenance of internal control over financial reporting and disclosure controls and procedures;

•	compliance with the Sarbanes-Oxley Act of 2002 and the listing and other rules and regulations of the NASDAQ Stock Market;

•	the absence of undisclosed liabilities;

•	the conduct of each of TTM’s, Viasystems’, and their respective subsidiaries’ respective businesses in the ordinary course of business consistent with past practice, in each case from December 31, 2013 (in the case of Viasystems and its subsidiaries) or December 30, 2013 (in the case of TTM and its subsidiaries) to the date of the Merger Agreement;

•	the absence of any event, occurrence, condition, change, development, state of facts, or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (as defined herein) from December 31, 2013 (in the case of Viasystems and its subsidiaries) or December 30, 2013 (in the case of TTM and its subsidiaries) to the date of the Merger Agreement;

•	certain pending and threatened litigation;

•	matters related to employee benefit plans;

•	labor and employment matters;

•	intellectual property matters;

•	tax matters;

•	environmental matters;

•	matters with respect to certain material contracts;

•	title to material properties and tangible assets;

•	real property;

•	related party transaction matters;

•	customers and suppliers;

•	insurance policies;

•	compliance with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws;

•	the accuracy of the information supplied in connection with this proxy statement/prospectus;

•	the absence of any undisclosed brokers’ fees and expenses; and

•	the inapplicability of any state takeover or similar statute or regulation to the Merger Agreement and the Merger.

Additional representations and warranties made only by Viasystems relate to, among other things, the opinion of its financial advisor.

Additional representations and warranties made only by TTM and Merger Sub relate to, among other things, ownership of Merger Sub, financing for the Merger, solvency immediately after giving effect to the transactions contemplated by the Merger Agreement, and share issuance of TTM common stock pursuant to the Merger Agreement.

The representations and warranties in the Merger Agreement of each of Viasystems, TTM and Merger Sub will not survive the consummation of the Merger or the termination of the Merger Agreement pursuant to its terms.

Extension, Waiver and Amendment of the Merger Agreement

TTM, Viasystems, and Merger Sub may amend the Merger Agreement at any time prior to consummation of the Merger. However, after the adoption of the Merger Agreement by Viasystems stockholders, no amendment can be made without further stockholder approval which, by law or in accordance with applicable securities exchange rules, requires further approval by such stockholders. In addition, certain provisions relating to TTM’s financing sources, to the extent affecting such financing sources, may not be amended, modified or waived (including any defined term used therein) without the prior written consent of each of TTM’s financing sources participating in financings related to the transactions, as applicable.

Viasystems, on the one hand, and TTM or Merger Sub, on the other hand, may (1) extend the time for performance of any of obligation or other act of the other parties under the Merger Agreement, (2) waive any inaccuracy in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and (3) waive compliance with any agreement of the other party or any condition to its own obligations contained in the Merger Agreement.

The waiver by any party of a breach of any provision of the Merger Agreement will not operate and will not be construed as a waiver of any prior or subsequent breach of the same or any other provision of the Merger Agreement. The failure of any party to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of those rights.

Governing Law; Jurisdiction; Waiver of Jury Trial

The parties have agreed that all disputes, claims, or controversies arising out of or relating to the Merger Agreement or the negotiation, validity, or performance of the Merger Agreement, or the transactions contemplated thereby will be governed by Delaware law, without regard to its rules of conflicts of laws.

Each party has irrevocably submitted to the exclusive jurisdiction of the Delaware Court of Chancery (unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case any federal court within the State of Delaware) in any dispute, claim or cause of action arising out of or relating to the Merger Agreement. Each party has further irrevocably and unconditionally waived any right such party may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under, or in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement.

Specific Performance

The Merger Agreement provides that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with the terms of the Merger Agreement and that money damages would not be a sufficient remedy for any breach of the Merger Agreement. The Merger Agreement permits each party to enforce specifically the performance of the terms and provisions thereof, including the right of a party to cause the other parties to consummate the Merger, this being in addition to any other remedy to which they are entitled at law or in equity. The parties also agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

THE VOTING AGREEMENTS

In connection with entering into the Merger Agreement, TTM entered into the Voting Agreements with each of the HM Funds and the BD Funds. The HM Funds and the BD Funds together own, in the aggregate, approximately 67% of the currently outstanding shares of Viasystems common stock. The following summary of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Voting Agreements attached to this proxy statement/prospectus as Annex B-1 and Annex B-2.

Pursuant to the Voting Agreements, the HM Funds and the BD Funds have agreed during the Voting Period (as defined in the Voting Agreements) to vote their shares of Viasystems common stock (1) in favor of the Merger and the adoption of the Merger Agreement at every meeting of the stockholders of Viasystems at which such matters are considered and at every adjournment or postponement thereof; and (2) against (a) any Acquisition Proposal, including any Superior Proposal (as such terms are defined in the Merger Agreement), (b) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Viasystems under the Merger Agreement or of such stockholder under the Voting Agreement and (c) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of TTM’s, Viasystems’ or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Viasystems (including any amendments to the Viasystems Charter or the Viasystems Bylaws).

The Voting Agreements will terminate upon the earliest to occur of (1) the Effective Time (as defined in the Merger Agreement), (2) the date on which the Merger Agreement is terminated in accordance with its terms, (3) the termination of the Voting Agreement by the mutual written consent of TTM and the stockholders party thereto, (4) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of Viasystems, and (5) the date on which the Viasystems Board effects an Adverse Recommendation Change (as defined in the Merger Agreement) in light of the existence of an Intervening Event (as defined in the Merger Agreement).

This summary is qualified in its entirety by reference to the Voting Agreements, copies of which have been filed as exhibits to TTM’s Current Report on Form 8-K, filed with the SEC on September 22, 2014. For additional details on how copies may be obtained, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

THE REGISTRATION RIGHTS AGREEMENTS

Registration Rights Memorandum of Understanding

In connection with entering into the Merger Agreement, TTM entered into a Registration Rights Agreement Memorandum of Understanding (the “Registration Rights MOU”), by and among TTM, the HM Funds, and the BD Funds, dated September 21, 2014. Pursuant to the Registration Rights MOU, the parties thereto agreed to enter into a registration rights agreement (the “Final Agreement”) prior to the Closing (as defined in the Merger Agreement).

In connection with TTM’s prior acquisition of the outstanding capital stock of four indirect wholly owned subsidiaries of Meadville Holdings Limited (“Meadville”) and their respective subsidiaries that comprised and operated Meadville’s printed circuit board business, TTM entered into a Registration Rights Agreement, dated as of April 9, 2010 (the “Tang Registration Rights Agreement”) by and among the Company, Su Sih (BVI) Limited (“SSL”) and Mr. Tang Hsiang Chien (“Mr. Tang” and together with SSL and their respective affiliates, the “Tangs”). (For additional information on the Tang Registration Rights Agreement, see TTM’s Current Report on Form 8-K filed with the SEC on April 13, 2010.) The Final Agreement is expected to be in substantially the form of the Tang Registration Rights Agreement and include underwritten demand registrations and piggyback rights, subject to certain modifications outlined in the Registration Rights MOU.

Pursuant to the Registration Rights MOU, the Final Agreement will provide for a priority period of ninety days commencing when TTM files its Current Report on Form 8-K regarding the consummation of the Merger including the required historical and pro forma financial statements (such period, the “HM/BD Priority Period”). During the HM/BD Priority Period (and if the HM Funds or the BD Funds have exercised the demand registration right discussed below, following the HM/BD Priority Period until completion of such offering), (1) each of the HM Funds and the BD Funds will be entitled to exercise a single demand registration right for the resale of their shares, including in an underwritten public offering that TTM would support (including through participation of the chief executive officer and the chief financial officer in road shows), (2) each of the Tangs will agree not to make a registration demand and TTM will agree not to permit exercise by the Tangs of a registration demand, (3) TTM will otherwise provide for “clear markets,” and (4) the Tangs (as well as the HM Funds and the BD Funds) will have piggyback registration rights relating to any demand by the HM Funds or the BD Funds (provided that if the underwriters for such an offering limit the number of shares that may be included for any reason and the Tangs have exercised their piggyback registration rights, then each of the Tangs, the HM Funds and the BD Funds will be cut back in proportion to their ownership).

Pursuant to the Registration Rights MOU, the Final Agreement will also provide that during the two-year period commencing after termination of the HM/BD Priority Period, each of the HM Funds and the BD Funds will (1) to the extent not exercised during the HM/BD Priority Period, continue to have its single demand registration right, (2) have one additional demand registration right if the HM Funds and the BD Funds are cut back during the HM/BD Priority Period, and (3) have piggyback registration rights consistent with the Tang Registration Rights Agreement.

In addition, pursuant to the Registration Rights MOU, the Final Agreement will provide that if the underwriters limit the number of shares in an offering pursuant to a registration demand by the HM Funds or the BD Funds that occurs after the HM/BD Priority Period, the Tangs will be cut back first before any required reduction of shares by the HM Funds or the BD Funds, and any required cutback of the HM Funds or the BD Funds would be in proportion to their ownership. Likewise, if the underwriters limit the number of shares in an offering pursuant to a registration demand by the Tangs or TTM, the HM Funds and the BD Funds will be cut back first, in proportion to their ownership, before a reduction of shares to be registered by the Tangs is required.

This summary is qualified in its entirety by reference to the Registration Rights MOU, a copy of which has been filed as an exhibit to TTM’s Current Report on Form 8-K, filed with the SEC on September 22, 2014. For additional details on how copies may be obtained, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

Addendum to Registration Rights Agreement

In connection with entering into the Merger Agreement, TTM, Mr. Tang and SSL entered into an addendum to the Tang Registration Rights Agreement (the “Registration Rights Addendum”), dated September 21, 2014.

Pursuant to the Registration Rights Addendum, each of the Tangs agreed not to request that TTM effect a Demand Registration (as defined in the Tang Registration Rights Agreement) during the HM/BD Priority Period (and, if either the HM Funds or the BD Funds have exercised their demand registration rights during the HM/BD Priority Period, following the HM/BD Priority Period until completion of such offering).

In addition, TTM has agreed not to effect any Demand Registration requested by any one of the Tangs during the HM/BD Priority Period. However, if the underwriters limit the number of shares that may be included in a registration demanded by the HM Funds or the BD Funds during the HM/BD Priority Period, and the Tangs have exercised their Piggy-Back Registration rights (as defined in the Tang Registration Rights Agreement), each of the Tangs, the HM Funds, and the BD Funds will be cut back in proportion to their ownership.

This summary is qualified in its entirety by reference to the Registration Rights Addendum, a copy of which has been filed as an exhibit to TTM’s Current Report on Form 8-K, filed with the SEC on September 22, 2014. For additional details on how copies may be obtained, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

THE COMMITMENT LETTER

In connection with entering into the Merger Agreement, TTM obtained a debt financing commitment for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which will be used by TTM to pay the cash consideration component of the Merger Consideration to consummate the Merger, to refinance certain existing indebtedness of Viasystems, to refinance certain existing indebtedness of TTM, and to pay the fees and expenses incurred in connection with the Merger.

JPMorgan Chase, Barclays, RBS, and HSBC Bank (the “Lenders”) have committed to provide (1) the ABL Facility in an aggregate amount of $150 million and (2) the Term B Facility in an aggregate amount of $1,115 million, each on the terms and subject to the conditions set forth in the Commitment Letter. The obligations of the Lenders to provide financing under the Commitment Letter are subject to certain conditions, including, without limitation, (1) the execution and delivery of definitive loan documentation for the Credit Facilities consistent with the Commitment Letter; (2) a condition that neither TTM nor any of its subsidiaries shall have any material indebtedness for borrowed money other than certain agreed-upon indebtedness; (3) the consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments to the Merger Agreement or any waivers thereof that are materially adverse to the Lenders unless consented to) substantially concurrently with the initial funding of the Credit Facilities; (4) the closing of the Credit Facilities on or before the Expiration Date (as defined in the Commitment Letter); (5) receipt by the Lenders of certain audited and unaudited financial statements of TTM, Viasystems, and their respective subsidiaries; (6) receipt by the Lenders of pro forma financial information giving effect to the Merger; (7) receipt by the Lead Arrangers (as defined in the Commitment Letter) of documentation and other information reasonably requested in advance; (8) the payment of all applicable costs, fees and expenses; (9) completion of all actions necessary to establish a perfected security interest in the Collateral (as defined in the Commitment Letter); (10) receipt by the Lead Arrangers of information from the Company for inclusion in a confidential information memorandum; (11) a condition that there has not been a “Company Material Adverse Effect” (as defined in the Commitment Letter); (12) certain representations remaining true and correct; and (13) the delivery of certain customary closing documents.

TTM’s obligation to consummate the Merger is not conditioned upon its obtaining financing to pay the cash component of the Merger Consideration. While TTM has obtained a commitment for the financing described above, it is continuing to evaluate and explore various capital structure options for the ultimate financing structure to be implemented. In no event shall any disclosure contained in this proxy statement/prospectus be deemed indicative of the final financing that TTM will choose to adopt. For additional information regarding the Commitment Letters, see “The Merger—Financing for the Merger” beginning on page 114 of this proxy statement/prospectus.

This summary is qualified in its entirety by reference to the Commitment Letter, a copy of which has been filed as an exhibit to TTM’s Current Report on Form 8-K, filed with the SEC on September 22, 2014. For additional details on how copies may be obtained, see “Where You Can Find More Information” beginning on page 182 of this proxy statement/prospectus.

DESCRIPTION OF TTM CAPITAL STOCK

The following description of TTM capital stock is only a summary. You should refer to the TTM Charter and the TTM Bylaws for the actual terms of TTM capital stock. These documents are filed as exhibits to this proxy statement/prospectus.

Authorized Capital Stock

TTM is authorized to issue up to 215,000,000 shares of capital stock, of which 200,000,000 may be shares of common stock, $0.001 par value per share, and 15,000,000 may be shares of preferred stock, $0.001 par value per share. As of November 4, 2014, 83,344,619 shares of TTM common stock were issued and outstanding. As of the date hereof, 15,000,000 shares of TTM preferred stock are authorized, but no shares of TTM preferred stock have been issued or are outstanding.

Common Stock

Holders of TTM common stock are entitled to one vote for each share on all matters voted on by TTM stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. Holders of TTM common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Holders of TTM common stock are entitled to receive dividends or other distributions when, as, and if declared by the TTM Board, subject to any rights of the holders of other classes of TTM capital stock, any indebtedness outstanding from time to time, and the availability of sufficient funds under Delaware law to pay dividends.

The holders of TTM common stock do not have preemptive rights to purchase or subscribe for any of TTM’s capital stock or other securities, nor any conversion or other subscription rights. In addition, TTM common stock is not subject to redemption by operation of a sinking fund or otherwise. In the event of any liquidation, dissolution, or winding up of TTM, after the payment or provisions for payment of all debts and liabilities of TTM and all preferential amounts to which the holders of TTM preferred stock are entitled with respect to the distribution of assets in liquidation, the holders of shares of TTM common stock are entitled to receive any of TTM’s assets available for distribution to TTM stockholders ratably in proportion to the number of shares held by them.

Preferred Stock

The preferred stock of TTM may be issued in one or more classes or series at such time or times and for such consideration as the TTM Board may determine. Subject to limitations prescribed by law, the TTM Board is authorized to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions of any series of TTM preferred stock. Issuances of TTM preferred stock would be subject to the applicable rules of NASDAQ or other organizations on whose systems TTM stock may then be quoted or listed. Depending upon the terms of TTM preferred stock established by the TTM Board, any or all series of TTM preferred stock may have preference over the TTM common stock with respect to dividends and other distributions and upon TTM’s liquidation.

Certain Provisions Affecting Control of TTM

General

Certain provisions of the TTM Charter and the TTM Bylaws may delay or make more difficult acquisitions or changes of control of TTM not approved by the TTM Board. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of TTM, although these kinds of proposals, if made, might be considered desirable by a majority of TTM stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of TTM’s current management without the concurrence of the TTM Board.

Preferred Stock

The existence of authorized but unissued shares of preferred stock may enable the TTM Board to render more difficult or discourage an attempt to gain control of TTM by means of a proxy contest, tender offer or other extraordinary transaction. Any issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the holders of TTM common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable the TTM Board, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. TTM has no present plans to issue any shares of preferred stock.

Number of Directors; Vacancies; Removal

The TTM Charter provides that the number of TTM directors cannot be less than three or more than 12, with the exact number determined from time to time exclusively by a vote of a majority of the TTM Board then in office.

The TTM Charter provides that vacancies in the TTM Board for any cause may be filled by a majority of the remaining members of the TTM Board, although less than a majority of the entire TTM Board, for the balance of the unexpired term, at which time a successor or successors will be duly elected by the stockholders and qualified. However, the TTM Bylaws require that any such majority must contain an Outside Director (defined below). In the event of any vacancy on the TTM Board during the period that the Special Security Agreement (the “Special Security Agreement”) by and among Mr. Tang Hsiang Chien, Su Sih (BVI) Limited, a private limited liability company organized under the laws of the British Virgin Islands, TTM, and the United States Department of Defense (the “DoD”) is in force, however occurring, appointments of new or replacement directors are not final until approved by the Defense Security Service of the DoD (the “DSS”).

The TTM Bylaws further provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all of the shares of TTM capital stock then entitled to vote in the election of directors at a special meeting called for that purpose. If a director is removed during the period the Special Security Agreement is in force, the removal of an Outside Director will not become effective, except in certain limited circumstances, until that director, TTM and the DSS have been notified, the DSS provides written notice stating no objection, and a successor who is qualified to become an Outside Director has been nominated by the TTM Board and approved by the DSS.

The above provisions could prevent or impede the ability of TTM stockholders from removing certain incumbent directors without cause and filling the resulting vacancies with their own nominees.

Classification and Composition of the Board of Directors

The TTM Board is divided into three classes that serve in staggered terms, designated as Class I, Class II and Class III, each of which serve for a term of three years with only one class of directors being elected in each year. The classification of directors have the effect of making it more difficult for stockholders to change the composition of the TTM Board and may discourage a potential acquirer from making a tender offer or otherwise attempt to gain control of TTM. At least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, and three meetings would be required to replace the entire board.

The TTM Board currently consists of nine members. During the period the Special Security Agreement is in effect, the composition of the TTM Board must follow certain exact guidelines:

•	at least three directors must be “Outside Directors,” defined as directors who (1) are competent, independent and disinterested (as such terms are defined in the Special Security Agreement); (2) are approved in advance by the DSS; and (3) agree to undertake best efforts (as such term is defined in the Special Security Agreement) in the exercise of his or her duties and authorities under the Special Security Agreement, except as otherwise allowed by the DoD;

•	at least one director of the Corporation must also be an officer of the Corporation with a personnel security clearance (each such person, an “Officer/Director”);

•	no more than one director can be neither an Officer/Director nor an Outside Director (each such person, an “Inside Director”), except as otherwise allowed by the DoD; and

•	the total number of Outside Directors on the TTM Board must always exceed the number of Inside Directors.

For purposes of determining a director’s classification as an Inside Director, any director who is also a member, director, officer, employee, agent or representative of any member of the Affiliates (as such term is defined in the Special Security Agreement) shall be deemed to be an Inside Director, except as otherwise allowed by the DoD.

Further, during the period the Special Security Agreement is in effect, all directors must meet the following requirements:

•	Officer/Directors and Outside Directors must be resident citizens of the United States and have or be eligible to have DoD personnel security clearances at the level of TTM’s facility security clearance;

•	Outside Directors must be approved in advance and in writing by the DSS as satisfying the appropriate DoD personnel security requirements and the applicable provisions of the Special Security Agreement; and

•	An Inside Director, in his or her capacity as a director of TTM, is not eligible for a DoD personnel security clearance, regardless of his or her citizenship, and he or she is formally excluded from access to classified information by resolution of the TTM Board.

The required composition of the TTM Board pursuant to the Special Security Agreement, together with the provisions in the TTM Charter and TTM Bylaws that limit the ability of stockholders to remove directors and that permit the remaining directors to fill vacancies on the TTM Board, have the effect of making it more difficult for stockholders to change the composition of the TTM Board.

Advance Notice for Raising Business or Making Nominations at Meetings

The TTM Charter and TTM Bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders and for nominations by TTM stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Any stockholder who wishes to nominate a person for election to the TTM Board at an annual meeting must deliver written notice to TTM’s Secretary, which contains the information required in the TTM Bylaws, no fewer than 120 days and no more than 150 days prior to the anniversary date of the prior year’s annual stockholder meeting. Further, any stockholder who wishes to place business before a meeting of the stockholders must deliver written notice to TTM’s Secretary which contains the information required in the TTM Bylaws no fewer than 120 days and no more than 150 days prior to the anniversary of the prior year’s annual stockholder’s meeting. In the case of a special meeting of stockholders called for the purpose of electing directors, written notice must be given to TTM’s Secretary, which contains the information required in the TTM Bylaws, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 5th day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the TTM Board to be elected at such special meeting. In either case, in no event shall the public announcement of an adjournment or postponement of an annual or special meeting of stockholders of TTM commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

As described more fully in the TTM Bylaws, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, the TTM Board, or by a TTM stockholder who has given to TTM’s Secretary timely written notice, in proper form, of the TTM stockholder’s intention to bring that business before the meeting, except for business proposed by stockholders in accordance with Rule 14a-8 of the Exchange Act or by any other applicable requirements. The presiding officer of the meeting of the stockholders has the authority to determine whether a nomination for election of a person to the TTM Board or the proposal of business was properly made. Only persons who are nominated by, or at the direction of, the TTM Board, or who are nominated by a TTM stockholder who has given timely written notice, in proper form, to TTM’s Secretary prior to a meeting at which directors are to be elected will be eligible for election as a TTM director.

Special meetings of TTM’s stockholders may be called only by the chairman of the TTM Board, TTM’s chief executive officer, a majority of the TTM Board or TTM’s Secretary. Stockholders are not permitted to call a special meeting, but stockholders holding at least a majority of all shares entitled to vote on the issue or issues proposed to be considered at a special meeting may demand such special meeting by delivering a written demand to TTM’s Secretary which contains the information with regard to the issue or issues proposed as is required by the TTM Bylaws.

These provisions could make it more difficult for TTM stockholders to raise matters affecting control of TTM for a stockholder vote until the next annual meeting. Moreover, a stockholder may not be able to force stockholder consideration of a proposal over the opposition of the TTM Board by calling a special meeting of stockholders prior to the time a majority of the whole board, TTM’s chairman of the board, TTM’s chief executive officer or TTM’s Secretary believes such consideration to be appropriate.

Amendments to the TTM Bylaws

The TTM Charter and the TTM Bylaws provide that the TTM Board or the TTM stockholders (by affirmative vote of the holders of at least a majority of the voting power) may adopt, amend or repeal the TTM Bylaws, and any alteration, amendment or repeal of the Bylaws by the TTM Board may be subsequently amended or repealed by the stockholders. However, Article 1, Sections 1.2, 1.3 and 1.12 (relating to stockholder annual and special meetings, and requirements for notices of nomination and proposals for business), Article 2, Section 2.2 (composition and qualifications of the TTM Board) and Article 7, Section 7.7(a) (amendments to the bylaws by stockholders), can only be amended or repealed by an affirmative vote of the stockholders holding at least 80% of the shares entitled to vote on such amendment or repeal. This supermajority requirement could make it difficult for stockholders to amend or repeal certain provisions of the TTM Bylaws adopted by the TTM Board or to adopt bylaw provisions opposed by the TTM Board.

However, the TTM Bylaws may not be amended if such amendment would conflict with the terms of the Special Security Agreement. In the event of an inconsistency between the TTM Bylaws and the Special Security Agreement, the Special Security Agreement would govern.

Amendment of the TTM Charter

TTM has reserved the right to amend or repeal any provision contained in the TTM Charter. Further, under the DGCL, any proposal to amend, alter, change or repeal any provision of the TTM Charter requires approval by the affirmative vote of both a majority of the members of the TTM Board and a majority of the voting power of all of the shares of TTM capital stock entitled to vote generally in the election of directors, voting together as a single class. This provision, which is the minimum approval required under the DGCL, could make it more difficult for TTM stockholders to amend, alter, change or repeal any provision of the TTM Charter, including a provision affecting control of TTM.

Further, Article IX (relating to the number, term and vacancies in the TTM Board), Article X (special meetings of stockholders), Article XI (special stockholder notice provisions) and Article XII (special stockholder voting requirements) of the TTM Charter may only be amended or repealed by an affirmative vote of at least 80% of the outstanding shares of all capital stock entitled to vote upon such amendment or repeal. This supermajority requirement could make it difficult for stockholders to amend or repeal certain provisions of the TTM Charter adopted by the TTM Board or to adopt charter provisions opposed by the TTM Board.

Delaware Merger Statute

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. TTM did not opt out of the application of Section 203 of the DGCL in the TTM Charter. As a result, Section 203 of the DGCL would restrict the consummation of the Merger unless:

•	Prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 generally defines an “interested stockholder” to include the following:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% of more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any such person.

Section 203 generally defines a “business combination” to include the following:

•	mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

•	certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

•	certain transactions that would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholders; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges or other financial benefits.

As previously described, both the TTM Board and Viasystems Board unanimously approved the Merger Agreement, the Merger and transactions contemplated in the Merger on September 21, 2014. In addition, neither TTM, Merger Sub nor any other affiliate of TTM has been an “interested stockholder” of Viasystems, as such term is defined in Section 203 of the DGCL, at any time within three years of the date of the Merger Agreement.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for TTM common stock. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038. The transfer agent’s telephone number is (800) 937-5449.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of the material U.S. federal income tax consequences of the exchange of the Merger Consideration for Viasystems common stock in the Merger and the ownership of TTM common stock received in the Merger to U.S. holders and non-U.S. holders (in each case, as defined below). The following discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion does not address any non-income or other taxes or any foreign, state or local tax consequences.

The following is for general informational purposes only and is not a substitute for careful tax planning and advice. TTM and Viasystems encourage you to consult your own tax advisor as to the specific tax consequences to you of the Merger and the ownership of TTM common stock received in the Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Viasystems common stock in light of that holder’s particular circumstances and does not address holders subject to special rules (such as controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, non-U.S. holders that are engaged in the conduct of a United States trade or business, tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, persons subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, persons who hold Viasystems common stock as part of a hedging or conversion transaction or as part of a short-sale, straddle or other integrated investment, certain former citizens or residents of the United States, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such pass-through entities) or persons who acquired Viasystems common stock pursuant to the exercise of options or otherwise as compensation). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This discussion applies only to a holder that holds its Viasystems common stock and TTM common stock received in the Merger as a “capital asset” (generally, property held for investment).

For purposes of this discussion, a “U.S. holder” is a beneficial holder of Viasystems common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of Viasystems common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Viasystems common stock or TTM common stock received in the Merger, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding Viasystems common stock, and partners in such partnerships, should consult their own tax advisors regarding the particular tax consequences to them of the Merger and the ownership and disposition of TTM common stock received in the Merger.

Tax Consequences to U.S. Holders

Exchange of Merger Consideration for Viasystems Common Stock

A U.S. holder’s receipt of the Merger Consideration in exchange for Viasystems common stock in the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of (a) the amount of cash received by such holder in the Merger and (b) the fair market value, at the effective time of the Merger, of the shares of TTM common stock received by such holder in the Merger, and (2) such holder’s adjusted tax basis in the shares of Viasystems common stock exchanged therefor in the Merger.

Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of Viasystems common stock immediately prior to the Merger is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares (generally, shares purchased at the same time in the same transaction) of Viasystems common stock surrendered. For U.S. holders that are individuals, estates or trusts, long-term capital gain generally is taxed at a preferential U.S. federal rate. The deductibility of capital losses is subject to certain limitations. Each U.S. holder is encouraged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the Merger. The installment method of reporting any gain from the exchange of the Merger Consideration for Viasystems common stock will not be available.

The U.S. holder’s adjusted tax basis in shares of TTM common stock received in the Merger will equal the fair market value of such shares at the effective time of the Merger and the holding period for such shares will begin on the date immediately following the effective time of the Merger.

Consequences of Holding TTM Common Stock

Distributions. Distributions to U.S. holders with respect to TTM common stock received in the Merger that are paid out of TTM’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as dividends for U.S. federal income tax purposes. Dividends received by individual U.S. holders with respect to TTM common stock generally should qualify as “qualified dividend income” eligible for a reduced tax rate so long as certain holding period requirements are met. Dividends paid with respect to TTM common stock generally will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Any distribution not constituting a dividend will be treated first as reducing the adjusted tax basis in the U.S. holder’s shares of TTM common stock and, to the extent such distribution exceeds the adjusted tax basis in the U.S. holder’s shares of TTM common stock, as gain from the sale or exchange of such stock.

Gain on Sale or Other Disposition of TTM Common Stock. Upon the sale or other taxable disposition of TTM common stock received in the Merger, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on such sale or taxable disposition and the U.S. holder’s adjusted tax basis in the shares of TTM common stock sold. Any such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of TTM common stock sold is more than one year. For U.S. holders that are individuals, estates or trusts, long-term capital gain generally is taxed at a preferential U.S. federal rate. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, payments received in connection with the exchange of Viasystems common stock in the Merger, payments of dividends with respect to, and proceeds of a disposition of, shares of TTM common stock received in the Merger may be reported to the Internal Revenue Service (the “IRS”). Backup withholding, currently at a rate of 28%, may apply with respect to such payments unless the U.S. holder receiving such a payment (1) is an exempt holder (including, generally, corporations, tax-exempt organizations, certain custodial accounts under Section 403(b)(7) of the Code, and individual retirement accounts who or which, when required, certify as to his, her or its status) or (2) provides a certificate (generally on IRS Form W-9) containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is a U.S. person and is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Exchange of Merger Consideration for Viasystems Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of the Merger Consideration for Viasystems common stock in the Merger unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain or income is attributable to the non-U.S. holder’s U.S. permanent establishment;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	in certain circumstances, Viasystems is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of its Viasystems common stock, referred to herein as a holder’s “applicable period.”

A non-U.S. holder that is subject to tax because gain realized upon the exchange of the Merger Consideration is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (or, if applicable, is attributable to such holder’s U.S. permanent establishment) will, unless an applicable tax treaty provides otherwise, generally be taxed at regular graduated U.S. federal income tax rates on the net gain or income derived from the Merger, and in the case of a foreign corporation, may also be subject to the branch profits tax. An individual non-U.S. holder who is a nonresident alien that was present in the United States for 183 days or more during the taxable year that includes the effective time of the Merger will generally be subject to a flat 30% tax (unless a lower tax treaty rate applies) on the gain derived from the exchange of Merger Consideration for Viasystems common stock, which may be offset by certain U.S.-source capital losses. Viasystems does not believe that it is or was a U.S. real property holding corporation during any non-U.S. holder’s applicable period. If Viasystems is or was a U.S. real property holding corporation at any time during a non-U.S. holder’s applicable period, and the Viasystems common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code), then (1) gain realized on a disposition of the Viasystems common stock pursuant to the Merger by a non-U.S. holder that does not and did not own (directly or by attribution) more than 5% of the outstanding Viasystems common stock at any time during such holder’s applicable period will not be subject to U.S. federal income tax, and (2) gain or loss recognized by a non-U.S. holder who owns or owned (directly or by attribution) more than 5% of the outstanding Viasystems common stock will be taxed as effectively connected income, discussed above except that the branch profits tax shall not apply to any such gain. Viasystems believes that the Viasystems common stock is “regularly traded on an established securities market.” If you are a non-U.S. holder of Viasystems common stock that owns or has owned more than 5% of all of the Viasystems common stock during your applicable period, Viasystems and TTM encourage you to consult your tax advisor.

Consequences of Holding TTM Common Stock

Distributions. Subject to the discussions below of FATCA and backup withholding, in general, distributions to a non-U.S. holder with respect to shares of TTM common stock received in the Merger that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution, unless the non-U.S. holder is eligible for a reduced (or eliminated) rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced (or eliminated) rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of TTM’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted tax basis in the non-U.S. holder’s shares of TTM common stock and, to the extent it exceeds the adjusted tax basis in the non-U.S. holder’s shares of TTM common stock, as gain from the sale or exchange of such stock.

Gain on Sale or Other Disposition of TTM Common Stock. Subject to the discussions below of FATCA and backup withholding, in general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of TTM common stock received in the Merger unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain or income is attributable to a non-U.S. holder’s U.S. permanent establishment;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	TTM is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of its TTM common stock. TTM does not believe it is or has been a U.S. real property holding corporation during the preceding five years and, although there can be no assurance, does not anticipate becoming one in the future.

A non-U.S. holder that is subject to tax because gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of TTM common stock received in the Merger is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (or, if applicable, is attributable to such holder’s U.S. permanent establishment) will, unless an applicable tax treaty provides otherwise, generally be taxed at regular graduated U.S. federal income tax rates on the net gain or income derived from the Merger, and in the case of a foreign corporation, may also be subject to the branch profits tax. An individual non-U.S. holder who is a nonresidential alien that was present in the United States for 183 days or more during the year of sale or other disposition of TTM common stock will generally be subject to a flat 30% tax (unless a lower tax treaty rate applies) on the gain derived from such sale or other disposition, which may be offset by certain U.S.-source capital losses. If TTM is, has been or becomes a U.S. real property holding corporation within the meaning of Section 897 of the Code, gains from the disposition of TTM common stock may be treated as effectively connected with a trade or business in the United States, subject to tax on a net-income basis at applicable U.S. federal income tax rates and may be subject to a 10% U.S. withholding tax.

Foreign Account Tax Compliance Act

Certain U.S. information and withholding legislation enacted in 2010 (“FATCA”) may impose a withholding tax of 30% on dividends paid with respect to TTM stock and on the gross proceeds of a disposition of TTM stock paid after December 31, 2016 to (1) a foreign financial institution (including, in certain circumstances, when acting as an intermediary), unless such institution enters into an agreement with the United States government (or complies with applicable law under an intergovernmental agreement) to collect and provide to the United States or other relevant tax authorities certain information regarding United States account holders of such institution, or otherwise certifies that the institution is exempt from FATCA withholding and (2) a foreign entity that is not a financial institution (including, in certain circumstances, when acting as an intermediary), unless such entity provides the withholding agent with a certification that it does not have any substantial United States owners or that identifies the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than a specified percentage of the entity, or otherwise certifies that the entity is exempt from FATCA withholding. Investors are encouraged to consult with their tax advisors regarding the potential application of the FATCA withholding rules based on their particular circumstances.

Information Reporting and Backup Withholding

The amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder must be reported annually to the IRS and to each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Provided that a non-U.S. holder has complied with certain reporting procedures (usually satisfied by providing an IRS Form W-8) or otherwise establishes an exemption, the non-U.S. holder generally will not be subject to backup withholding with respect to the receipt of the Merger Consideration in exchange for Viasystems common stock, dividend payments with respect to, and proceeds from the disposition of, shares of TTM common stock received in the Merger, unless TTM or TTM’s paying agent knows or has reason to know that the holder is a U.S. person. Depending on an investor’s particular circumstances, however, additional rules relating to information reporting requirements and backup withholding with respect to the payments of proceeds from the exchange of Viasystems common stock in the Merger and the sale or other disposition of shares of TTM common stock may apply, and investors are encouraged to consult with their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Certain Other Tax Consequences of the Merger

Limitations on Viasystems NOLs

As of the effective time of the Merger, Viasystems expects to have substantial net operating losses (“NOLs”). Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the amount of its pre-change NOLs that may be utilized to offset future taxable income in any given year is subject to an annual limitation. As a result of the Merger, TTM will own all of the outstanding stock of Viasystems. This will result in an ownership change of Viasystems and, thus, will cause the use of Viasystems’ pre-change NOLs to become subject to an annual limitation under Section 382 of the Code.

The annual limitation generally is equal to the product of (1) the fair market value of the stock of the corporation immediately before the ownership change (with certain adjustments) multiplied by (2) the “long-term tax exempt rate” in effect for the month in which the ownership change occurs. Any unused portion of the annual limitation may generally be carried forward to increase the annual limitation for the subsequent taxable year. The annual limitation in any year may also be adjusted as a result of certain gains recognized (or deemed recognized under applicable IRS authorities) in the five years following the ownership change. Accordingly, the impact of the ownership change on Viasystems will depend upon, among other things, the amount of its NOLs, loss carryforwards and other tax attributes, the value of its stock at the time of the ownership change, and the amount and timing of its future taxable income.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders of Viasystems common stock. Viasystems stockholders should consult their own tax advisors as to the particular tax consequences to them of the Merger and the ownership and disposition of TTM common stock received in the Merger under any federal, state, local, foreign, or other tax laws.

COMPARISON OF RIGHTS OF HOLDERS OF TTM COMMON STOCK AND VIASYSTEMS COMMON STOCK

The following is a summary of the material differences between the rights of holders of TTM common stock and the rights of holders of Viasystems common stock, but it is not a complete description of those differences. These differences arise from the governing documents of the two companies, including the TTM Charter, the TTM Bylaws, the Viasystems Charter, and the Viasystems Bylaws. TTM and Viasystems are both Delaware corporations and are governed by the DGCL. If the Merger is consummated, Viasystems stockholders will receive as part of the Merger Consideration shares of TTM common stock. After completion of the Merger, the rights of Viasystems stockholders who become TTM stockholders will be governed by the DGCL, the TTM Charter and the TTM Bylaws.

This summary is qualified in its entirety by reference to TTM’s and Viasystems’ governing documents, and TTM and Viasystems encourage you to read each of the TTM Charter, the TTM Bylaws, the Viasystems Charter, and the Viasystems Bylaws in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC.

	TTM	Viasystems
Authorized Capital Stock

TTM is authorized to issue 215,000,000 shares of capital stock divided into two classes consisting of:

(1)    200,000,000 shares of common stock, $0.001 par value per share; and

(2)    15,000,000 shares of preferred stock, $0.001 par value per share.

Viasystems is authorized to issue 125,000,000 shares of capital stock divided into two classes consisting of:

(1)    100,000,000 shares of common stock, $0.01 par value per share; and

(2)    25,000,000 shares of preferred stock, $0.01 par value per share.

Rights of Preferred Stock	The TTM Charter provides that the TTM Board is authorized to determine the voting powers (full or limited, or no voting powers) and the preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof.	The Viasystems Charter provides that the Viasystems Board is authorized to determine the voting powers (full or limited, or no voting powers) and the preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof.

Number of Directors	The TTM Charter provides that the number of members of the TTM Board must be not less than three and not more than 12 directors, with the exact number fixed by resolution of the TTM Board. There are currently nine directors serving on the TTM Board.	The number of members of the Viasystems Board must be not less than one director, with the exact number fixed by resolution of the Viasystems Board. There are currently 12 directors serving on the Viasystems Board.

Election of Directors	A plurality of the votes cast by stockholders entitled to vote is sufficient to elect directors.	A plurality of the votes cast by stockholders entitled to vote is sufficient to elect directors.

	TTM	Viasystems
Cumulative Voting	There is no cumulative voting with respect to the election of directors.	There is no cumulative voting with respect to the election of directors.

Classification of Board of Directors	The TTM Board is divided into three classes, each of which generally serve for a term of three years with only one class of directors being elected in each year.	The Viasystems Board is not divided into classes.

Removal of Directors

The TTM Bylaws provide that at a special meeting of stockholders called expressly for that purpose, the entire TTM Board, or any member or members of the board, may be removed, but only for cause, by stockholders holding a majority of the shares then entitled to vote at an election for directors, voting as a single voting group.

Furthermore, if a director is removed during the period that the Special Security Agreement is in force, the removal of an Outside Director requires (1) notification to the affected director, TTM and the DSS, (2) written notice from the DSS stating no objection, and (3) a successor qualified to become an Outside Director has been nominated by the TTM Board and approved by the DSS. In cases necessitating immediate removal (based on actual or possible violation of any statute or regulation, or actual or possible damage to TTM), the Outside Director may be removed so long as the DSS receives written notification prior to or concurrently with such removal.

The Viasystems Bylaws provide that at any meeting of stockholders called expressly for that purpose, any director or the entire Viasystems Board may be removed with or without cause by a vote of the holders of a majority of the shares then entitled to vote on the election of directors. Upon such removal of a director, the stockholders (and not the remaining directors) shall elect a director to replace such removed director at the same stockholders meeting at which such removal took place or at a subsequent stockholder meeting.

Board Vacancies	The TTM Charter and Bylaws provide that a vacancy or a newly created directorship may be filled by a majority vote of the directors in office, although less than a majority of the entire TTM Board, to serve for the balance of the unexpired term of the director so replaced, at which time a successor is duly elected by the	The Viasystems Bylaws provide that except for the stockholders’ right to replace a removed director as discussed above, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the directors then in office, though

	TTM	Viasystems

shareholders. However, the TTM Bylaws require that any such majority must include an Outside Director.

During the period that the Special Security Agreement is in force, appointments of new or replacement directors are not final until approved by the DSS.

less than a quorum, or by the sole remaining director, and each director so chosen will hold office until the first annual meeting of Viasystems stockholders held after his election and until his successor is elected and qualified, or if earlier, until his death, resignation, or removal from office. If there are no directors in office, an election of directors may be held in the manner provided by the DGCL.

If one or more directors resign from the Viasystems Board to be effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, with the vote to take effect when such resignation or resignations become effective.

Director Nominations by Stockholders

The TTM Bylaws provide that nominations of persons for election to the TTM Board may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for that purpose, by any TTM stockholder (1) who is a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and (2) who provides timely notice.

To be timely, a stockholder’s notice to the Secretary of TTM must be delivered to or mailed and received at the principal executive offices of TTM (1) in the case of an annual meeting, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the anniversary date of the prior

The Viasystems Bylaws provide that nominations of persons for election to the Viasystems Board may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for that purpose, by any Viasystems stockholder (1) who is a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and (2) who provides timely notice.

To be timely, a stockholder’s notice to the Secretary of Viasystems must be delivered to or mailed and received at the principal executive offices of Viasystems (1) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of

	TTM	Viasystems

	year’s annual stockholder meeting, and (2) in the case of a special meeting of stockholders called for the purpose of electing directors, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 5th day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the TTM Board to be elected at such special meeting.	business on the 120th day prior to the first anniversary of the prior year’s annual stockholder meeting (with certain exceptions if the dates of the annual meeting is advanced by more than 30 days or delayed more than 70 days from the anniversary of the prior year’s annual stockholder meeting); and (2) in the case of a special meeting of stockholders called for the purpose of electing directors, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Viasystems Board to be elected at such meeting.

Stockholder Nominations and Proposals (Requirements for Delivery and Notice)	In addition to the advance notice requirements described above, the TTM Bylaws provide that a stockholder’s notice to the Secretary of TTM must set forth certain information, including but not limited to: (1) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information that is required by applicable law to be disclosed with regard to someone seeking election or re-election as a director of a corporation, and (2) as to any other business that the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be	In addition to the advance notice requirements described above, the Viasystems Bylaws provide that a stockholder’s notice to the Secretary of Viasystems must set forth certain information, including but not limited to: (1) as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director all information required by applicable law with regard to someone seeking election or re-election as a director of a corporation, and (2) if the notice relates to any business other than a nomination of a director or directors that the stockholder

TTM	Viasystems

brought before the meeting, the reasons for conducting such business at the meeting, any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and all other information that is required by applicable law to be disclosed with regard to such business being placed before TTM’s stockholders for consideration. In addition, the notice shall contain, as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on TTM’s books, and of such beneficial owner, and (2) the class and number of shares of TTM stock that are owned beneficially and of record by such stockholder and such beneficial owner.

A notice for nomination must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected, in addition to a completed questionnaire regarding the background and qualification of such nominee, and the background of any other person or entity on whose behalf the nomination is being made, and a written representation and agreement that such nominee will not become party to certain agreements, such as any voting commitment or compensation arrangements with another entity in connection with the proposed nominee’s service as a director.

In addition, TTM may request any individual subject to nomination to furnish such other information as may reasonably be required by TTM to determine the proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and all other information that is required by applicable law to be disclosed with regard to such business being placed before Viasystems stockholders for consideration. In addition, the notice shall contain, as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on Viasystems’ books, and of such beneficial owner, and (2) the class and number of shares of Viasystems stock that are owned beneficially and of record by such stockholder and such beneficial owner.

Viasystems requires any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of Viasystems (including eligibility to be an independent director) or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

	TTM	Viasystems

qualifications of such individual to serve as a director of TTM, including any information required to be provided to the DoD pursuant to the terms of the Special Security Agreement.
Stockholder Action by Written Consent	The TTM Bylaws allow stockholders to act by written consent in lieu of a meeting if such writing is signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	The Viasystems Charter allows, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, stockholders to act by written consent in lieu of a meeting if such written consent is unanimously signed by all the stockholders authorized to vote on such action.

Certificate of Incorporation Amendments

The TTM Charter expressly reserves the right to amend or repeal any provision contained in the TTM Charter, or any amendment thereto, in the manner allowed by the DGCL, and any rights conferred on TTM stockholders in the TTM Charter are subject to this reservation. The DGCL provides that any provision of the TTM Charter may be amended, altered, changed or repealed if the TTM Board adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders, or calls a special meeting of stockholders entitled to vote in respect thereof; and the holders of not less than a majority of shares of stock entitled to vote on the matter, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

The DGCL further provides that the holders of the outstanding shares of a class are entitled to

The Viasystems Charter does not contain any provisions regarding amendment of the charter.

The DGCL provides that any provision of the Viasystems Charter may be amended, altered, changed or repealed if the Viasystems Board adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders, or calls a special meeting of stockholders entitled to vote in respect thereof; and the holders of not less than a majority of shares of stock entitled to vote on the matter, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

The DGCL further provides that the holders of the outstanding shares of a class are entitled to vote as a class on an amendment, whether or not

	TTM	Viasystems

	vote as a class on an amendment, whether or not entitled to vote by the charter, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of the class so as to affect them adversely. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise. The TTM Charter is consistent with the DGCL, except that amendment of certain provisions relating to the TTM Board, special meetings of stockholders, special stockholder notice requirements, and special stockholder voting requirements may only be amended or repealed by an affirmative vote of at least 80% of the outstanding shares of all capital stock entitled to vote, voting together as a single class.	entitled to vote by the charter, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of the class so as to affect them adversely. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise.

Bylaw Amendments

The TTM Charter and TTM Bylaws provide that the TTM Board is expressly authorized to alter, amend or repeal the TTM Bylaws.

In addition, the TTM Bylaws provide that the TTM Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the outstanding voting stock of TTM entitled to vote, except that amendment to certain provisions of the TTM Bylaws relating to meetings of stockholders, certain stockholder notice requirements, the board of director composition and qualifications, and the section pertaining to requirements for amendment of the TTM Bylaws requires the affirmative vote of the stockholders holding 80% of the outstanding shares entitled to vote

The Viasystems Bylaws provide that the Viasystems Board shall have power to adopt, amend or repeal the Viasystems Bylaws.

In addition, the Viasystems Bylaws provide that the stockholders of Viasystems shall have the power to adopt, amend or repeal the bylaws at a duly called meeting of the stockholders; provided that notice of the proposed adoption, amendment or repeal was given in the notice of the meeting.

	TTM	Viasystems

on the amendment or repeal of the TTM Bylaws, voting as a single voting group. However, the TTM Bylaws may not be amended if such amendment would conflict with the terms of the Special Security Agreement. In the event of an inconsistency between the TTM Bylaws and the Special Security Agreement, the Special Security Agreement would govern.

Special Meetings of Stockholders	The TTM Charter provides that special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the TTM Board, a majority of the TTM Board, the Chief Executive Officer of TTM, or the Secretary of TTM. Stockholders are not permitted to call a special meeting, but stockholders holding at least a majority of all the shares entitled to vote on the issue or issues proposed to be considered at the special meeting may deliver a written demand for such special meeting to the Secretary of TTM, which contains the information with regard to the issues or issues proposed as is required by the TTM Bylaws.	The Viasystems Charter provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, special meetings of stockholders for the transaction of such business as may properly come before the meeting may only be called by order of the Chairman of the Viasystems Board, the Viasystems Board (pursuant to a resolution adopted by a majority of the total number of directors that Viasystems would have if there were no vacancies) or the President of Viasystems.

Notice of Special Meetings of Stockholders	The TTM Bylaws provide that notice of each special meeting of stockholders stating the date, place and hour of the meeting and the purpose or purposes of the meeting, shall be given to each stockholder of record entitled to vote thereat not less than 10 nor more than 60 days before the date of the meeting.	The Viasystems Bylaws provide that written or printed notice stating the place, day, and time of each meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting.

Proxy	The TTM Bylaws provide that each TTM stockholder entitled to vote at any meeting of stockholders may authorize	The Viasystems Bylaws provide that every stockholder having the right to vote at any meeting may vote by a proxy executed in

	TTM	Viasystems

	another person to act for such stockholder by a proxy duly executed by such stockholder, but that no proxy shall be voted after three years from its date, unless the proxy provides for a longer period. A TTM stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of TTM.	writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of Viasystems before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

Limitation of Personal Liability of Directors	The TTM Charter provides that to the fullest extent permitted under Delaware law, including the DGCL, a director of TTM shall not be personally liable to TTM or its stockholders for monetary damages for any breach of fiduciary duty as a director.	The Viasystems Charter provides that to the fullest extent permitted under Delaware law, including the DGCL, a director of Viasystems shall not be personally liable to Viasystems or its stockholders for monetary damages for any breach of fiduciary duty as a director.

Indemnification of Directors and Officers	The TTM Charter and TTM Bylaws provide that TTM must indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, by reason of the fact that he or she or a person for whom he or she is the legal representative, is or was a director or officer of TTM or is or was serving at the request of TTM as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all expense, liability, and loss reasonably incurred or suffered by such indemnitee. The TTM Bylaws also provide for the	The Viasystems Charter provides that Viasystems shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (1) is or was a director or officer of Viasystems or (2) while a director or officer of Viasystems, is or was serving at the request of Viasystems as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL, as the same exists or may hereafter be amended. Such right shall

	TTM	Viasystems

	advancement of expenses to such persons to defend claims against the indemnitee.	include the right for the advancement of expenses to such persons to defend claims against the indemnitee.
DGCL Section 203 Election	The TTM Charter does not contain a provision to “opt out” of Section 203 of the DGCL.	The Viasystems Charter does not contain a provision to “opt out” of Section 203 of the DGCL.

Vote on Mergers

Unless the certificate of incorporation of the surviving corporation provides otherwise, Delaware law does not require a stockholder vote of the surviving corporation in a merger if: (1) the share exchange agreement does not amend the existing certificate of incorporation, (2) each share of stock of the surviving corporation outstanding immediately before the transaction is an identical outstanding share after the merger, and (3) either (a) no shares of common stock of the surviving corporation (and no shares, securities, or obligations convertible into such stock) are to be issued in the merger, or (b) the shares of common stock of the surviving corporation to be issued or delivered in the merger (upon conversion of any other shares, securities, or obligations to be issued or delivered in the merger) do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the transaction.

Neither the TTM Charter nor the TTM Bylaws provide for different voting procedures for business combinations.

Under the DGCL, a merger or consolidation involving the corporation, a sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares outstanding and entitled to vote on the matter, unless the certificate of incorporation provides otherwise. In addition, mergers in which an acquiring corporation owns 90% or more of the outstanding shares of each class of stock of a corporation may be completed without the vote of the acquired corporation’s stockholders.

Neither the Viasystems Charter nor the Viasystems Bylaws provide for different voting procedures for business combinations.

LEGAL MATTERS

The validity of the shares of TTM common stock offered hereby pursuant to the Merger will be passed upon for TTM by Greenberg Traurig, LLP.

EXPERTS

TTM

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this proxy statement/prospectus by reference to TTM’s Annual Report on Form 10-K for the fiscal year ended December 30, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Viasystems

The consolidated financial statements of Viasystems incorporated by reference into this proxy statement/prospectus from Viasystems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and the effectiveness of Viasystems’ internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSIONS OF VIASYSTEMS STOCKHOLDER PROPOSALS

If the Merger is consummated, Viasystems will not hold an annual meeting of stockholders in 2015. If the Merger is not consummated in the first half of 2015, Viasystems may elect to hold its 2015 annual meeting of stockholders. In such case, if you are a stockholder on the applicable record date, you will be entitled to attend and participate in such meeting. If Viasystems holds its 2015 annual meeting of stockholders, Viasystems will provide notice of or otherwise publicly disclose the date on which such 2015 annual meeting will be held, and stockholder proposals will be eligible for consideration for inclusion in the proxy statement and form of proxy for Viasystems’ 2015 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act and the Viasystems Bylaws, as described below.

In Viasystems’ proxy statement for its 2014 annual meeting of stockholders, held on May 6, 2014, Viasystems disclosed that any Viasystems stockholder who desires to include a proposal in the proxy statement for the 2015 annual meeting would be required to deliver it so that it would be received by Viasystems by November 14, 2014. In addition, a proposal delivered by a stockholder is required to comply with the rules of the SEC to have a proposal included in Viasystems’ proxy statement.

Under the Viasystems Bylaws, any stockholder who wants to propose a nominee for election to the Viasystems Board, or to present any other proposal, at the 2015 annual meeting is required to notify Viasystems’ Secretary in writing, which notice must be received at Viasystems’ principal executive offices not earlier than January 6, 2015 and not later than February 5, 2015 (with certain exceptions if the date of the 2015 annual meeting of stockholders is advanced by more than 30 days or delayed more than 70 days from the anniversary of the 2014 annual meeting of stockholders). The Viasystems Bylaws require that the notice contain specific information.

Any proposals would be required to be sent, in writing, to Corporate Secretary, Viasystems Group, Inc., 101 South Hanley Road, St. Louis, Missouri 63105.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokerage firms, or other nominees may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple Viasystems stockholders sharing the same address. Viasystems will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Attention: Corporate Secretary at Viasystems Group, Inc., 101 South Hanley Road, St. Louis, Missouri 63105, Telephone: (314) 727-2087. If you want to receive separate copies of a Viasystems proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm, or other nominee, or you may contact Viasystems at the above address and telephone number.

WHERE YOU CAN FIND MORE INFORMATION

TTM and Viasystems file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TTM and Viasystems at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by TTM and Viasystems, at http://www.sec.gov. In addition, you may obtain free copies of the documents Viasystems files with the SEC by going to Viasystems’ website at http://www.viasystems.com. You may obtain free copies of the documents TTM files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to TTM’s website at www.ttmtech.com. The website addresses of Viasystems and TTM are provided as inactive textual references only. The information provided on the websites of Viasystems and TTM, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

TTM has filed with the SEC a registration statement on Form S-4 to register the shares of TTM common stock to be issued pursuant to the Merger. This proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of TTM, in addition to being a proxy statement of Viasystems for the Viasystems Special Meeting.

As allowed by SEC rules, this proxy statement/prospectus “incorporates by reference” certain information required to be included in the registration statement on Form S-4 filed by TTM to register the shares of TTM common stock to be issued pursuant to the Merger and the exhibits to the registration statement, which means that important information can be disclosed to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. Statements contained in this proxy statement/prospectus, or in any document incorporated by reference in this proxy statement/prospectus regarding the content of any contract or other document, are not necessarily complete, and each of these statements is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

This proxy statement/prospectus incorporates by reference the documents set forth below that TTM and Viasystems have previously filed with the SEC as well as all documents filed by TTM and Viasystems pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the Viasystems Special Meeting (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

TTM

•	TTM’s Annual Report on Form 10-K for the fiscal year ended December 30, 2013 (filed with the SEC on February 21, 2014);

•	TTM’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014 (filed with the SEC on May 6, 2014) and June 30, 2014 (filed with the SEC on August 5, 2014);

•	TTM’s Current Reports on Form 8-K filed on January 14, 2014, March 4, 2014, April 25, 2014, August 5, 2014, September 22, 2014 and October 27, 2014 (other than documents or information not deemed to be filed);

•	The description of TTM common stock contained in TTM’s Registration Statement on Form 8-A/A (No. 000-31285), filed with the SEC on August 31, 2005, including any amendment or report filed for the purpose of updating such description; and

•	TTM’s Definitive Proxy Statement on Schedule 14A in connection with TTM’s 2014 annual meeting of stockholders (filed with the SEC on March 14, 2014).

You may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning TTM free of charge by writing or telephoning TTM at:

By Mail:	TTM Technologies, Inc.

1665 Scenic Avenue, Suite 250

Costa Mesa, California 92626

Attention: Investor Relations

By Telephone:	(714) 327-3000

Viasystems

•	Viasystems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (filed with the SEC on February 14, 2014);

•	Viasystems’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014 (filed with the SEC on May 8, 2014) and June 30, 2014 (filed with the SEC on August 7, 2014);

•	Viasystems’ Current Reports on Form 8-K filed on January 3, 2014, April 1, 2014, April 9, 2014, April 10, 2014, April 15, 2014, May 6, 2014, September 22, 2014, September 24, 2014, and November 5, 2014 (other than documents or information not deemed to be filed); and

•	Viasystems’ Definitive Proxy Statement on Schedule 14A in connection with Viasystems’ 2014 annual meeting of stockholders (filed with the SEC on March 14, 2014).

You may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Viasystems free of charge by writing or telephoning Viasystems at:

By Mail:	Viasystems Group, Inc.

101 South Hanley Road

St. Louis, Missouri 63105

Attention: Investor Relations

By Telephone:	(314) 727-2087

You may also request a copy of this proxy statement/prospectus or the enclosed proxy card free of charge by writing or telephoning D.F. King & Co., Inc., Viasystems’ proxy solicitor at:

By Mail:	D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

By Telephone:	(866) 521-4487 (stockholders)

(212) 269-5550 (banks and brokers)

By Email:	info@dfking.com

Any statements made in a document incorporated by reference in this proxy statement/prospectus are deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement in this proxy statement/prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statements made in this proxy statement/prospectus are deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this proxy statement/prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Notwithstanding the foregoing, information furnished by Viasystems or TTM on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS. TTM AND VIASYSTEMS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR THE SOLICITATION OF PROXIES IS UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU. THIS PROXY STATEMENT/PROSPECTUS IS DATED NOVEMBER 7, 2014 AND IS BASED ON INFORMATION AS OF SUCH DATE OR SUCH OTHER DATE AS MAY BE NOTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE. NEITHER THE MAILING OF THIS STATEMENT/PROSPECTUS TO VIASYSTEMS STOCKHOLDERS NOR THE ISSUANCE OF TTM COMMON STOCK IN THE MERGER CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

VIASYSTEMS GROUP, INC.,

TTM TECHNOLOGIES, INC.

and

VECTOR ACQUISITION CORP.

Dated as of September 21, 2014

A-i

A-ii

(continued)

A-iii

(continued)

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 21, 2014, by and among Viasystems Group, Inc., a Delaware corporation (the “Company”), TTM Technologies, Inc., a Delaware corporation (“Parent”), and Vector Acquisition Corp., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub” and, collectively with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), and each share of common stock, par value $0.01 per share, of the Company (collectively, the “Company Shares”) to be thereupon cancelled and converted into the right to receive a combination (which combination shall be referred to as the “Merger Consideration”) of (x) $11.33 in cash without interest (the “Per Share Cash Consideration”) and (y) 0.706 of a share (the “Per Share Stock Consideration”) of validly issued, fully paid and nonassessable common stock, par value $0.001 per share, of Parent (“Parent Common Stock”), on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (b) adopted resolutions approving and declaring the advisability of this Agreement and the Merger and other Transactions and (c) on the terms and subject to the conditions set forth herein, resolved to recommend that the Company Stockholders adopt this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that the issuance of shares of Parent Common Stock pursuant to the Transactions (the “Share Issuance”) is in the best interests of Parent and its stockholders and (b) adopted resolutions approving this Agreement and the Merger and other Transactions, including the Share Issuance;

WHEREAS, the board of directors of Merger Sub has unanimously (a) adopted resolutions approving and declaring the advisability of this Agreement and the Merger and other Transactions and (b) resolved to recommend that Parent adopt this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Company Stockholders have executed and delivered to Parent voting agreements obligating each such signatory to, among other things, vote in favor of the adoption of this Agreement and the Transactions, upon the terms and subject to the conditions set forth therein; and

WHEREAS, concurrently with the execution of this Agreement, Parent and those certain Company Stockholders have executed a Registration Rights Agreement Memorandum of Understanding setting forth terms pursuant to which Parent will provide to such Company Stockholders, in a definitive agreement to be executed by such parties prior to or contemporaneously with the Closing, registration rights with respect to the shares of Parent Common Stock to be received by such Company Stockholders in the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS AND GENERAL INTERPRETATION

Section 1.01.     Definitions.   For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, (b) expressly permits the Company to comply with the provisions of Section 6.05 and (c) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement.

“Acquisition Proposal” means any inquiry, proposal, offer or indication of interest (whether or not in writing) for or relating to (in one transaction or a series of related transactions) any of the following: (a) any direct or indirect acquisition or purchase (including by any license or lease) by any Person of (i) assets (including equity securities of any of the Company’s Subsidiaries) or businesses that constitute or generate 15% or more of the revenues, net income or assets of the Company and its Subsidiaries on a consolidated basis or (ii) beneficial ownership of 15% or more of any class of equity securities of the Company or any of its Subsidiaries, the assets or business of which constitutes or generates 15% or more of the revenues, net income or assets of the Company and the Company’s Subsidiaries on a consolidated basis, (b) any purchase or sale of, or tender offer or exchange offer by any Person for, equity securities of the Company or any of its Subsidiaries that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries, the assets or business of which constitutes or generates 15% or more of the revenues, net income or assets of the Company and the Company’s Subsidiaries on a consolidated basis, (c) any recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries, other than a wholly-owned Subsidiary of the Company, or (d) any merger, consolidation, business combination, joint venture, share exchange or similar transaction involving any of the Company’s Subsidiaries, the assets or business of which constitutes or generates 15% or more of the revenues, net income or assets of the Company and its Subsidiaries on a consolidated basis, or involving the Company, if, as a result of any such transaction, the Company Stockholders, as a group, immediately prior to the consummation of such transaction would hold less than 85% of the surviving or resulting entity of such transaction immediately after the consummation of such transaction; provided that the term “Acquisition Proposal” shall not include the Transactions.

“Action” means any litigation, action, suit, hearing, arbitration, mediation or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means (a) the Sherman Act of 1890, (b) the Clayton Antitrust Act of 1914, (c) the HSR Act, (d) the Anti-monopoly Law of the People’s Republic of China and (e) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or creating significant impediments to, or lessening of, competition or creation or strengthening of a dominant position through merger or acquisition.

“beneficial owner” or “beneficial ownership”, or phrases of similar meaning, with respect to any Company Shares or other applicable securities, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.

“Bona Fide Proposal” means a written bona fide Acquisition Proposal which the Company Board has considered consistent with Section 6.06(d) herein to determine whether such Acquisition Proposal constitutes a Superior Proposal.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions in New York, New York or the Department of State of the State of Delaware are authorized or required by Law or executive order to be closed.

“Cash Percentage” means the quotient of (a) the Per Share Cash Consideration divided by (b) the Deemed Value of Merger Consideration.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.).

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means a written notice from CFIUS received by either Parent or the Company communicating that, under Exon-Florio: (a) CFIUS has concluded its review of the Transactions and that (i) the Transactions do not constitute a “covered transaction,” (ii) there are no unresolved national security issues with respect to the Transactions, or (iii) the United States government will not take action to prevent or suspend the Transactions; (b) CFIUS has concluded an investigation into the Transactions without sending a report to the President of the United States and that (i) there are no unresolved national security concerns with respect to the Transactions or (ii) the United States government will not take action to prevent or suspend the Transactions; or (c) the President of the United States has decided not to take any action to suspend or prohibit the Transactions; provided that written notice from CFIUS shall not be required if (i) the period under Exon-Florio during which CFIUS or the President must act shall have expired without any such action being threatened, announced or taken or (ii) the President shall have announced (or otherwise communicated, directly or indirectly, to Parent or the Company) a decision not to take any action to suspend or prohibit the Transactions.

“Code” means the Internal Revenue Code of 1986.

“Company Bylaws” means the Second Amended and Restated Bylaws of the Company.

“Company Certificate” means the Third Amended and Restated Certificate of Incorporation of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Equity Plans” means any stock option, stock incentive, stock purchase or other equity compensation plan, sub-plan or non-plan agreement sponsored or maintained by the Company or any Subsidiary or controlled Affiliate of the Company or to which any such entity is a party.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Company Leased Real Property” means the real property leased by the Company or any of its Subsidiaries as tenant, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any applicable Subsidiary of the Company relating to the foregoing.

“Company Material Adverse Effect” means (a) a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) an effect that prevents or materially impairs the ability of the Company to perform its obligations under this Agreement or consummate the Transactions, other than, for the purposes of clause (a), any effect arising out of or resulting from any of the following: (i) a decline in the market price, or a change in the trading volume of, the Company Shares (provided that this clause (i) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such changes and is not excluded by clauses (ii) - (viii) of this definition from being taken into account in determining whether a Company Material Adverse Effect has occurred); (ii) general printed circuit board manufacturing industry, economic, market or political conditions, or the financing, banking, currency or capital markets generally, including with respect to interest rates or currency exchange rates; (iii) acts of war, sabotage or terrorism, natural disasters, acts of God or comparable events; (iv) changes in applicable Law, GAAP or other applicable accounting standards (or the interpretation or enforcement thereof) following the date of this Agreement; (v) the negotiation, execution, announcement, pendency or performance of this Agreement or the Transactions or the consummation of the Transactions (provided that this clause (v) shall not preclude any breach of the representations and warranties made in Section 4.06 below from being taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) (A) any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, (B) any delays in or cancellations of orders for the products or services of such Person and (C) any reduction in revenues, in each case to the extent resulting primarily from or arising primarily out of the announcement or pendency of the Merger; (vii) any failure to meet revenue or earnings projections, in and of itself, for any period ending on or after the date of this Agreement (provided that this clause (vii) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such failure to meet revenues or earnings projections from being taken into account in determining whether a Company Material Adverse Effect has occurred); or (viii) any specific action taken (or omitted to be taken) by the Company at or with the express written direction or written consent of Parent or that is otherwise expressly contemplated by, or permitted to be taken by the Company in accordance with the terms of, this Agreement; provided, however, in the case of clauses (ii), (iii) and (iv), except to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected relative to other participants in the industries in which the Company and its Subsidiaries participate.

“Company Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any applicable Subsidiary of the Company relating to the foregoing.

“Company Plans” means (a) all employee benefit plans (as defined in Section 3(3) of ERISA), (b) all bonus, incentive, equity or equity-based compensation, stock purchase, deferred compensation, retiree medical, life insurance, retirement, health and welfare benefit, workers’ compensation, salary continuation, section 125 cafeteria, health reimbursement, flexible spending, dependent care, employee loan, individual tax gross up, leave of absence, vacation pay, educational assistance, employee assistance or other material employee benefit plans, policies or agreements and (c) all employment, retention, individual consulting, collective bargaining, Employee Change-of-Control Agreements, termination, severance or other similar agreements, in each case, that is sponsored, maintained, contributed to, or required to be contributed to by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate is a party or has any obligation (contingent or otherwise), in each case for the benefit of any current or former employee, officer, director or individual consultant of the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means all issued Patents, pending Patent applications, Mark registrations, pending applications for registration of Marks, Copyright registrations, pending applications for registration of Copyrights and Internet domain name registrations owned or purported to be owned, in whole or in part, legally or beneficially, by the Company or any of its Subsidiaries, whether or not initially filed or applied for by or in the name of the Company or any such Subsidiary.

“Company Restricted Stock” means Company Shares that are unvested or are subject to repurchase option, risk of forfeiture or other condition on title or ownership under any applicable Company Equity Plan, restricted stock purchase agreement or other Contract with the Company.

“Company SEC Reports” means all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) filed by the Company with the SEC during the period since (and including) January 1, 2012.

“Company Stock Option” means an option to purchase Company Shares issued pursuant to any Company Equity Plan or otherwise issued by the Company.

“Company Technology” means all Technology owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries, or Technology licensed to the Company or any of its Subsidiaries that is material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted.

“Contract” means any contract, agreement, purchase order, commitment, instrument or guaranty to which the Company or any of its Subsidiaries is a party, whether written or oral.

“Copyrights” means copyrights (whether registered or unregistered and including copyrights in Software), works of authorship, moral rights, mask works and mask sets.

“Deemed Value of Merger Consideration” means the sum of (a) the Per Share Cash Consideration and (b) the Deemed Value of Stock Consideration.

“Deemed Value of Stock Consideration” means the product of (a) the Per Share Stock Consideration multiplied by (b) the Parent Common Stock Price.

“Employee Change-of-Control Agreement” means any employee-related agreement containing one or more provisions that become effective or otherwise provide to the employee one or more rights or entitlements effective on or following a change-of-control of the Company, other than equity awards entered into pursuant to a Company Equity Plan that provide for acceleration of the awards on or following a change-of-control, provided the change-of-control provision contained in such equity award is consistent with such Company Equity Plan.

“Environmental Law” means any applicable Law relating to (a) pollution, contamination, remediation or protection of natural resources or the environment, (b) protection of human health and safety, or (c) use and management of Hazardous Materials, and includes CERCLA, the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), RCRA, the Clean Air Act (42 U.S.C. § 7401 et seq.), the Clean Water Act (33 U.S.C. § 7401 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and the Toxic Substance Control Act (15 U.S.C. § 2601 et seq.).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exon-Florio” means Sec. 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. App. 2170), as amended by the Foreign Investment and National Security Act of 2007, P.L. 110-49, 121 Stat. 246, 259 and regulations thereto 31 C.F.R. Part 800, et. seq.

“Foreign Export and Import Laws” means the Laws and regulations of a foreign Governmental Authority regulating exports, imports or re-exports to or from such foreign country, including the export or re-export of any goods, services or technical data.

“Foreign Plans” means Company Plans that are primarily for the benefit of current or former employees, officers, directors or consultants of the Company or any of its Subsidiaries who are located outside of the United States.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” means any outstanding bid, proposal, offer or quotation made by the Company or any of its Subsidiaries or by a contractor team or joint venture in which the Company or any of its Subsidiaries is participating that, if accepted or amended, would lead to a Government Contract.

“Government Contract” means any Contract incorporating government acquisition terms (e.g. in the United States, the Federal Acquisition Regulation (FAR) or the Defense Federal Acquisition Regulation Supplement (DFARS)), including any Contract with any higher-tier contractor relating to products or services to be incorporated into products or services to be provided to a Governmental Authority.

“Governmental Authority” means (a) any federal, state, county, local, municipal or foreign government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

“Hazardous Materials” means any pollutant, contaminant, hazardous substance, hazardous waste, medical waste, special waste, toxic substance, petroleum or petroleum-derived substance, waste or additive, radioactive material, or other compound, element, material or substance in any form whatsoever (including products) regulated, restricted or addressed by or under any applicable Environmental Law, including petroleum and petroleum products and by-products, asbestos, polychlorinated biphenyls, radon, mold and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all of the proprietary rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction or under any international convention: (a) Patents; (b) Marks; (c) Internet domain names and Internet key words; (d) Copyrights; (e) Trade Secrets; and (f) all applications, registrations, renewals, extensions and permits related to any of the foregoing clauses (a) through (e).

“Knowledge” when used in reference to the Company means the actual knowledge, following reasonable inquiry, of those individuals listed in Section 1.01(a) of the Company Disclosure Schedule, and when used in reference to Parent or Merger Sub means the actual knowledge, following reasonable inquiry, of those individuals listed in Section 1.01(a) of the Parent Disclosure Schedule.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or Order of any Governmental Authority having applicable jurisdiction or other similar binding requirement of a Governmental Authority having applicable jurisdiction.

“Liens” means any mortgage, charge, adverse right or claim, lien, lease, option, pledge, security interest, deed of trust, right of first refusal, easement, encumbrance, servitude, proxy, voting trust or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Marks” means trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, identifying symbols, logos, emblems, signs and insignia, and including all goodwill associated with the foregoing.

“Most Recent Company Balance Sheet” means the audited balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2013, as filed in the Company SEC Reports.

“Most Recent Parent Balance Sheet” means the audited balance sheet of Parent and its consolidated Subsidiaries as of December 30, 2013, as filed in the Parent SEC Reports.

“NASDAQ” means the NASDAQ Stock Market.

“Order” means any decree, decision, injunction, judgment, order, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority, in each case, having applicable jurisdiction.

“Parent Bylaws” means the Fourth Amended and Restated Bylaws of Parent.

“Parent Certificate” means the Certificate of Incorporation, as amended on June 3, 2011, of Parent.

“Parent Common Stock Price” means an amount equal to the average of the volume-weighted average price per share of Parent Common Stock on NASDAQ for each of the 10 consecutive trading days ending with the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial L.P. under the function “TTMI Equity AQR” or, if not reported therein, in another authoritative source mutually selected by Parent and the Company.

“Parent Disclosure Schedule” means the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement.

“Parent Equity Plans” means any stock option, stock incentive, stock purchase or other equity compensation plan, sub-plan or non-plan agreement sponsored or maintained by Parent or any Subsidiary or controlled Affiliate of Parent or to which any such entity is a party.

“Parent Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by Parent or any of its Subsidiaries.

“Parent Leased Real Property” means the real property leased by Parent or any of its Subsidiaries as tenant, together with, to the extent leased by Parent or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any applicable Subsidiary of Parent relating to the foregoing.

“Parent Material Adverse Effect” means (a) a material adverse effect on the business, assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (b) an effect that prevents or materially impairs the ability of Parent to perform its obligations under this Agreement or consummate the Transactions, other than, for the purposes of clause (a), any effect arising out of or resulting from any of the following: (i) a decline in the market price, or a change in the trading volume of, Parent Common Stock (provided that this clause (i) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such changes and is not excluded by clauses (ii)—(viii) of this definition from being taken into account in determining whether a Company Material Adverse Effect has occurred); (ii) general printed circuit board manufacturing industry, economic, market or political conditions, or the financing, banking, currency or capital markets generally, including with respect to interest rates or currency exchange rates; (iii) acts of war, sabotage or terrorism, natural disasters, acts of God or comparable events; (iv) changes in applicable Law, GAAP or other applicable accounting standards (or the interpretation or enforcement thereof) following the date of this Agreement; (v) the negotiation, execution, announcement, pendency or performance of this Agreement or the Transactions or the consummation of the Transactions (provided that this clause (v) shall not preclude any breach of the representations and warranties made in Section 5.06 below from being taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) (A) any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, (B) any delays in or cancellations of orders for the products or services of such Person and (C) any reduction in revenues, in each case to the extent resulting primarily from or arising primarily out of the announcement or pendency of the Merger; (vii) any failure to meet revenue or earnings projections, in and of itself, for any period ending on or after the date of this Agreement (provided that this clause (vii) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such failure to meet revenues or earnings projections from being taken into account in determining whether a Parent Material Adverse Effect has occurred); or (viii) any specific action taken (or omitted to be taken) by Parent at or with the express written direction or written consent of the Company or that is otherwise expressly contemplated by, or permitted to be taken by Parent in accordance with the terms of, this Agreement; provided, however, in the case of clauses (ii), (iii) and (iv), except to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately affected relative to other participants in the industries in which Parent and its Subsidiaries participate.

“Parent Owned Real Property” means the real property owned by Parent or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any applicable Subsidiary of the Company relating to the foregoing.

“Parent Plans” means (a) all employee benefit plans (as defined in Section 3(3) of ERISA), (b) all bonus, incentive, equity or equity-based compensation, stock purchase, deferred compensation, retiree medical, life insurance, retirement, health and welfare benefit, workers’ compensation, salary continuation, section 125 cafeteria, health reimbursement, flexible spending, dependent care, employee loan, individual tax gross up, leave of absence, vacation pay, educational assistance, employee assistance or other material employee benefit plans, policies or agreements and (c) all employment, retention, individual consulting, collective bargaining, termination, severance or other similar agreements, in each case, that is sponsored, maintained, contributed to, or required to be contributed to by Parent or any ERISA Affiliate, or with respect to which Parent or any ERISA Affiliate is a party or has any obligation (contingent or otherwise), in each case for the benefit of any current or former employee, officer, director or individual consultant of Parent or any of its Subsidiaries.

“Parent Registered Intellectual Property” means all issued Patents, pending Patent applications, Mark registrations, pending applications for registration of Marks, Copyright registrations, pending applications for registration of Copyrights and Internet domain name registrations owned or purported to be owned, in whole or in part, legally or beneficially, by Parent or any of its Subsidiaries, whether or not initially filed or applied for by or in the name of Parent or any such Subsidiary.

“Parent SEC Reports” means all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) filed by Parent with the SEC during the period since (and including) January 1, 2012.

“Parent Technology” means all Technology owned or purported to be owned, in whole or in part, by Parent or any of its Subsidiaries, or Technology licensed to Parent or any of its Subsidiaries that is material to the conduct of the business of Parent or any of its Subsidiaries as currently conducted.

“Patents” means patents, patent applications and any reissues, reexaminations, divisionals, provisionals, continuations, continuations-in-part, substitutions and extensions thereof.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments that are not yet delinquent and Liens for Taxes and other governmental charges and assessments being diligently contested in good faith by appropriate proceedings (provided, in each case, an appropriate reserve has been made in the Most Recent Company Balance Sheet or Most Recent Parent Balance Sheet, as applicable, in accordance with GAAP), (b) inchoate mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ and materialmen’s Liens attaching by operation of Law and securing payments not yet delinquent or payments that are being contested in good faith, (c) zoning restrictions, survey exceptions, easements, covenants, conditions, restrictions, rights of way and similar Liens that do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, or materially detract from the value or operation of the property subject thereto and (d) Liens set forth in Section 1.01(b) of each of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, trust, association, entity or Governmental Authority.

“RCRA” means the Resource Conservation and Recovery Act (42 U.S.C. § 6091 et seq.).

“Release” means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property owned, operated, leased or otherwise occupied by any Person.

“Remedial Action” means all actions, including, any capital expenditures, required by a Governmental Authority or required under or taken pursuant to any Environmental Law to (a) clean up, remove, treat or in any other way ameliorate or address any Release of Hazardous Materials, (b) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material so it does not endanger or threaten to endanger human health or the environment, or (c) perform pre-remedial studies and investigations or post-remedial monitoring and maintenance pertaining or relating to a Release.

“Replacement Financing” means any Alternative Financing or other debt financing, including the offering of debt securities, undertaken by Parent or its Subsidiaries for the purpose of funding the Merger and the other Transactions, the net cash proceeds of which are or will be, together with cash and cash equivalents available to Parent, sufficient to pay the Required Amount and will be provided to (and used by) Parent to consummate the Transactions in accordance with the terms of this Agreement.

“Representatives” means, with respect to any Person, all directors, officers, employees, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person.

“Reverse Breakup Fee” means $40.0 million.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Issuance” means the issuance of Parent Common Stock pursuant to the Merger.

“Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form.

“Stock Percentage” means the quotient of (a) the Deemed Value of Stock Consideration divided by (b) the Deemed Value of Merger Consideration.

“Subsidiary” means, with respect to any Person, a corporation, limited liability company, partnership, joint venture or other organization of which (a) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries or (c) at least 50% of the equity interests are controlled by such Person.

“Superior Proposal” means any bona fide Acquisition Proposal made by any Person that (a) if consummated, would result in such Person owning, directly or indirectly, 50% of the equity securities of the Company, or all or substantially all of the consolidated assets of the Company and its Subsidiaries, (b) is otherwise on terms that the Company Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account such legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, as the Company Board deems appropriate in the exercise of its fiduciary duties) is superior from a financial point of view to the Transactions (including the terms of any proposal by Parent to modify the terms of the Transactions) and (c) the Company Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal as the Company Board deems appropriate in the exercise of its fiduciary duties) is reasonably capable of being consummated.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means, collectively, all designs (including circuit designs and layouts), device structures (including vias and interconnects), circuit block libraries, formulas, algorithms, procedures, techniques, ideas, know-how, Software, databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein.

“Termination Fee” means $12.8 million.

“Trade Secrets” means confidential and proprietary information, and non-public processes, designs (including circuit designs and layouts), specifications, technology, device structures (including vias and interconnects), circuit block libraries, databases, know-how, techniques, formulas, inventions, concepts, trade secrets, discoveries, research and development, ideas and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, including the Share Issuance, and all other agreements contemplated hereby.

“U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Laws and regulations administered by Customs and Border Protection (19 CFR Parts 1-199) and all other Laws of the United States and regulations regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.

Section 1.02.    Cross Reference Table.  The following terms defined elsewhere in this Agreement shall have the meaning set forth in the sections set forth below:

Defined Term	Section
Adverse Recommendation Change	Section 6.06(a)
Advisor	Section 4.25
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.06(d)
Alternative Financing	Section 6.09(b)
Anti-Takeover Law	Section 4.27
Bankruptcy and Equity Exception	Section 4.05
Bridge Financing	Section 5.24
Capitalization Date	Section 4.04(a)
Certificate of Merger	Section 2.03
Closing	Section 2.02
Closing Date	Section 2.02
Commitment Letter	Section 5.25
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 2.07
Company Computer Systems	Section 4.14(f)
Company Employees	Section 6.07(a)
Company Financial Statements	Section 4.08(b)
Company Material Contracts	Section 4.17(b)
Company Performance Share Unit	Section 3.03(c)
Company Preferred Shares	Section 4.04(a)
Company Securities	Section 6.02(b)
Company Share Certificates	Section 3.02(c)
Company Shares	Recitals
Company Stockholder Approval	Section 4.05
Company Stockholders	Section 2.07
Company Stockholders’ Meeting	Section 6.04(b)
Confidentiality Agreement	Section 6.05(b)
DGCL	Recitals
Dissenting Shares	Section 3.04(a)
DOJ	Section 6.10(b)
DTC	Section 3.02(c)
Effective Time	Section 2.03
ERISA Affiliate	Section 4.12(c)
Exchange Agent	Section 3.02(a)
Exchange Fund	Section 3.02(a)
Exon-Florio Filing	Section 6.10(f)
Expense Reimbursement	Section 8.03(c)
Financing Agreements	Section 6.09(a)
Form S-4	Section 4.06(b)
FTC	Section 6.10(b)
Indemnified Party	Section 6.08(a)
Intervening Event	Section 6.06(e)
IRS	Section 4.12(b)
Letter of Transmittal	Section 3.02(c)
Maximum Amount	Section 6.08(b)

Defined Term	Section
Merger	Recitals
Merger Consideration	Recitals
Merger Shares	Section 3.01(b)
Merger Sub	Preamble
Multiemployer Plan	Section 4.12(a)
Notice Period	Section 6.06(d)
Outside Date	Section 8.01(b)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	Recitals
Parent Computer Systems	Section 5.14(f)
Parent Financial Statements	Section 5.08(b)
Parent Material Contracts	Section 5.17(b)
Parent Preferred Stock	Section 5.04(a)
Parent Securities	Section 6.03(b)
Parties	Preamble
Per Share Cash Consideration	Recitals
Per Share Stock Consideration	Recitals
Permits	Section 4.07(b)
Proxy Statement	Section 4.24
Regulatory Conditions	Section 8.01(b)
Required Amount	Section 5.25
Share Issuance	Recitals
Surviving Corporation	Recitals
Termination Date	Section 8.01
Uncertificated Company Shares	Section 3.02(c)
WARN	Section 4.13(b)

Section 1.03.     General Interpretation.  The Parties agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)        when a reference is made in this Agreement to an Article, Section or Schedule, such reference is to an Article or Section of, or a Schedule to, this Agreement unless otherwise indicated;

(b)        the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)        whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation;”

(d)        the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires;

(e)        references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section;

(f)        all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)        references to a Person are also to its successors and permitted assigns;

(h)        the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(i)        references to monetary amounts are to the lawful currency of the United States; and

(j)        words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 1.04.     Disclosure Schedules.  It is understood and agreed that (a) disclosure of any fact or item in any Section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other applicable Section only to the extent it is reasonably apparent that such disclosure is applicable to such other Section, (b) nothing in the Company Disclosure Schedule or the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty made herein, (c) neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or the Parent Disclosure Schedule is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Company Disclosure Schedule or the Parent Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement, and (d) the Company Disclosure Schedule or the Parent Disclosure Schedule may include facts or items that are not required to be set forth therein for informational purposes or to avoid any misunderstanding, and each of the Company and Parent acknowledges that such additional facts or items may not include other matters of a similar nature or impose any requirement to disclose any information beyond what is specifically required by this Agreement.

ARTICLE II

THE MERGER

Section 2.01.     Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Corporation in the Merger.

Section 2.02.     Closing.  Subject to the provisions of ARTICLE VII and unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) shall (a) take place at the offices of Greenberg Traurig, LLP, 2375 E. Camelback Road, Suite 700, Phoenix, Arizona 85016 on the 10th Business Day following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement, or (b) occur at such other time and place agreed to by the Parties (the date upon which the Closing occurs, the “Closing Date”).

Section 2.03.    Effective Time of the Merger.  Subject to the provisions of this Agreement, at the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Effective Time”).

Section 2.04.    Effects of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.05.      Certificate and Bylaws.

(a)        At the Effective Time, the Company Certificate shall, by virtue of or in connection with the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Viasystems Group, Inc.” and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b)        At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Viasystems Group, Inc.” and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 2.06.     Directors and Officers of the Surviving Corporation.  From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation, or removal.

Section 2.07.     Actions by the Company.  The Company hereby represents that the Company Board, at a meeting duly called and held, unanimously adopted resolutions (a) approving and declaring the advisability of this Agreement, (b) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions (such approval having been made in accordance with the DGCL, the Company Certificate and the Company Bylaws), including the Merger, (c) determining this Agreement and the Merger to be advisable, fair to and in the best interests of the Company and the stockholders of the Company (the “Company Stockholders”), (d) recommending that the Company Stockholders adopt this Agreement (the “Company Board Recommendation”) and (e) resolving to make the Company Board Recommendation to the Company Stockholders and directing that the principal terms of the Merger be submitted for adoption by the Company Stockholders at the Company Stockholders’ Meeting.

ARTICLE III

EFFECTS OF THE MERGER

Section 3.01.     Conversion of Securities.  At and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Stockholders (other than any requisite approval of the principal terms of the Merger by the Company Stockholders in accordance with the DGCL):

(a)        Each Company Share held in treasury and each Company Share that is owned, directly or indirectly, by a wholly owned Subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)        Each Company Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Company Shares to be cancelled in accordance with Section 3.01(a)) shall (i) be converted automatically into the right to receive the Merger Consideration, payable to the holder thereof, in accordance with Section 3.02, (ii) no longer be outstanding, (iii) automatically be cancelled and (iv) cease to exist. Each holder of any such converted and cancelled Company Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest. The Company Shares that are to be so converted into the right to receive the Merger Consideration are referred to herein as the “Merger Shares.”

(c)        Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.02.     Payment of Merger Consideration; Surrender of Company Shares; Stock Transfer Books.

(a)        Prior to the Effective Time, Parent or Merger Sub shall appoint as exchange agent a bank or trust company reasonably satisfactory to the Company (the “Exchange Agent”) for the purpose of paying the Merger Consideration to Company Stockholders. Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Merger Shares, shares of Parent Common Stock (which shall be in non-certificated book entry form) and an amount of cash sufficient to pay the aggregate Merger Consideration required to be issued and paid in accordance with this Agreement. Parent shall promptly deposit with the Exchange Agent from time to time as needed any cash in lieu of fractional shares of Parent Common Stock to be paid in consideration thereof pursuant to Section 3.02(j) and any dividends or other distributions which a holder of Company Shares has the right to receive pursuant to Section 3.02(i). All shares representing Parent Common Stock and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” Parent will instruct the Exchange Agent to pay the Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement, and the Exchange Fund will not be used for any purpose other than the payment of the Merger Consideration and dividends and other distributions in accordance with this ARTICLE III. Notwithstanding the foregoing, any consideration payable in respect of Company Stock Options, Company Restricted Stock and/or Company Performance Share Units will not be deposited with the Exchange Agent but will instead be paid in accordance with Section 3.03.

(b)        The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) such investments will be in obligations of, or guaranteed by, the United States of America or rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and (ii) no gain or loss thereon shall affect the amounts payable to the holders of Merger Shares following completion of the Merger pursuant to this ARTICLE III and Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Parent’s obligation under this ARTICLE III. Subject to Parent’s obligations pursuant to this ARTICLE III, any and all interest and other income earned on the Exchange Fund shall promptly be paid to Parent or an Affiliate of Parent as directed by Parent.

(c)        As promptly as practicable after the Effective Time, but in no event more than three Business Day following the Effective Time, Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Merger Shares (other than The Depository Trust Company or its nominee (“DTC”)) as of the Effective Time (and, to the extent commercially practicable, Parent will, or will cause the Exchange Agent to, make available for collection by hand, during customary business hours commencing immediately after the Effective Time, if so elected by any such holder) (i) a letter of transmittal (each such letter, a “Letter of Transmittal”) (which shall be in customary form approved by the Company) and (ii) instructions thereto for use in effecting the surrender of certificates representing Merger Shares (the “Company Share Certificates”) and uncertificated Merger Shares held of record in book entry form (“Uncertificated Company Shares”) in exchange for the Merger Consideration, including cash in lieu of any fractional shares payable pursuant to Section 3.02(j).

(d)        Upon surrender to the Exchange Agent of (i) Company Share Certificates or (ii) Uncertificated Company Shares in compliance with the procedures set forth in the Letter of Transmittal and instructions thereto, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Company Share Certificates or Uncertificated Company Shares shall be entitled to receive as promptly as reasonably practicable in exchange therefor, (A) the number of shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is specifically requested) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to this ARTICLE III and (B) the amount of cash such holder has the right to receive pursuant to this ARTICLE III. DTC, upon surrender of the Merger Shares held of record by it in accordance with the customary surrender procedures of DTC and the Exchange Agent, shall be entitled to receive as promptly as practicable in exchange for each surrendered Merger Share, (i) the number of shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that DTC has the right to receive pursuant to this ARTICLE III and (ii) the amount of cash DTC has the right to receive pursuant to this ARTICLE III. Each Merger Share surrendered pursuant to this Section 3.02(d) will be cancelled. No interest shall be paid or will accrue on any cash payable to holders of Company Share Certificates or Uncertificated Company Shares, cash in lieu of fractional shares, or any unpaid dividends and distributions payable to holders of Company Share Certificates or Uncertificated Company Shares. No Person beneficially owning Company Shares through DTC will be required to deliver a Letter of Transmittal to receive the Merger Consideration. Any such Person will receive its Merger Consideration in accordance with the customary payment procedures of DTC following the Effective Time.

(e)        In the event of a transfer of ownership of Merger Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Merger Shares may be made to a Person other than the Person in whose name the Company Share Certificates or the Uncertificated Company Shares so surrendered are registered if such Company Share Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Company Shares shall be properly documented for transfer and the Person requesting such payment shall pay any transfer Tax or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Company Share Certificate or Uncertificated Company Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

(f)        If any Company Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Share Certificate, the Exchange Agent shall pay in respect of Merger Shares to which such lost, stolen or destroyed Company Share Certificate relates the Merger Consideration to which the holder thereof is entitled.

(g)        At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Merger Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Company Share Certificates or Uncertificated Company Shares shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement, the certificate of incorporation of the Surviving Corporation or by applicable Law.

(h)        Any portion of the Exchange Fund that remains undistributed to the holders of Merger Shares for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Merger Shares who have not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration (and Parent shall take all actions necessary to ensure that the Surviving Corporation has or has access to sufficient funds and shares of Parent Common Stock to make such payments). Any portion of the Exchange Fund remaining unclaimed by holders of Merger Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of Parent, the Exchange Agent or the Surviving Corporation shall be liable to any holder of Merger Shares for any such shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)        No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Company Shares until such Company Shares are surrendered as provided in this Section 3.02. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(j)        No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Shares. Notwithstanding any other provision of this Agreement, each holder of Merger Shares who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Shares (or affidavits of loss in lieu thereof) surrendered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 3.02(j), in lieu of such fractional shares, cash in the amount equal to such fractional amount multiplied by the Parent Common Stock Price.

Section 3.03.    Treatment of Stock Options, Restricted Stock and Company Performance Share Units.  As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Equity Plan) will adopt resolutions, and the Company will take all other actions as may be necessary or required in accordance with applicable Law and each Company Equity Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 3.03, to provide that:

(a)        Each Company Stock Option that is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall, immediately prior to the Effective Time, automatically and without any action on the part of any holder of any Company Stock Option, vest in its entirety, be cancelled and, in exchange therefor, converted into the right of each holder of such Company Stock Option to receive from the Surviving Corporation:

(i)        an amount in cash in respect thereof, if any, equal to the product obtained by multiplying (A) the Cash Percentage by (B) the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Company Stock Option by (C) the number of Company Shares subject to such Company Stock Option; and

(ii)        a number, rounded down to the nearest whole number, of shares of Parent Common Stock in respect thereof, if any, equal to the quotient of (A) the product obtained by multiplying (1) the Stock Percentage by (2) the excess, if any, of the Deemed Value of Merger Consideration over the per share exercise price of such Company Stock Option by (3) the number of Company Shares subject to such Company Stock Option, divided by (B) the Parent Common Stock Price, together with cash in the amount equal to (1) the fractional amount of any shares that would, absent such rounding down, be issuable pursuant to this Section 3.03(a) (after taking into account all Company Stock Options held by such holder) multiplied by (2) the Parent Common Stock Price. Each Company Share issued upon exercise of a Company Stock Option that is properly exercised prior to the Closing shall be deemed to be an outstanding Merger Share for purposes of Section 3.01.

(b)        Each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall, immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof, fully vest and the restrictions with respect thereto shall lapse, and shall be treated as an outstanding Merger Share for purposes of Section 3.01.

(c)        Each Company restricted stock unit that is subject to vesting based on the achievement of performance conditions (“Company Performance Share Unit”) that is outstanding immediately prior to the Effective Time shall, immediately prior to the Effective Time, vest based on the greater of: (i) 100% of the target payout and (ii) the payout that would result under the Company Performance Share Unit based on the Company’s actual performance thereunder through the trading day immediately preceding the Closing Date, as provided in the award agreements for such Company Performance Share Units (provided, however, that the “Leveraged Performance Shares” listed on Section 4.04(c) of the Company Disclosure Schedule will vest based upon the greater of (i) the closing price per share of the Company Shares on NASDAQ on the trading day immediately preceding the Closing Date and (ii) the target share price as provided in the award agreements for such Leveraged Performance Shares), and each Company Share deemed to be issued in settlement thereof shall be deemed to be an outstanding Merger Share for purposes of Section 3.01.

(d)        The cash consideration payable in respect of Company Stock Options, Company Restricted Stock, and Company Performance Share Units shall be paid through the payroll department of the Surviving Corporation as promptly as reasonably practicable after the Effective Time in conjunction with the Surviving Corporation’s regular payroll process. The Parent Common Stock payable in respect of Company Stock Options, Company Restricted Stock, and Company Share Units shall be paid by Parent as promptly as reasonably practicable after the Effective Time.

(e)        Prior to the Effective Time, the Company shall deliver to the holders of the Company Stock Options, Company Restricted Stock and Company Performance Share Units notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

(f)        Prior to the Effective Time, the Company shall take all actions necessary to terminate all of its Company Equity Plans, such termination to be effective at the Effective Time.

(g)        In connection with the termination of the Company Equity Plans, following the Effective Time, no holder of Company Stock Options, Company Restricted Stock and/or Company Performance Share Units, or any other participant in or beneficiary of the Company Equity Plans, will have any right to acquire or receive any equity securities of Parent, Surviving Corporation or any Subsidiary thereof or any consideration in respect thereof other than as expressly contemplated pursuant to this Section 3.03.

Section 3.04.      Dissenting Shares.

(a)        Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Company Stockholder who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in

Section 3.01(b), but rather, the holders of Dissenting Shares shall be entitled only to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the provisions of Section 262 of the DGCL, then the right of such holder to be paid the appraised value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration, without interest, as provided in Section 3.01(b).

(b)        The Company shall notify Parent as promptly as reasonably practicable of any demands received by the Company for appraisal of any Company Shares, withdrawals thereof and any other instruments delivered to the Company pursuant to Section 262 of the DGCL, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.02(a) to pay for Dissenting Shares shall be returned to Parent upon demand.

Section 3.05.     Withholding Rights.  Notwithstanding anything in this Agreement to the contrary, the Company, the Surviving Corporation, Parent, Merger Sub and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other payment otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Stock Options, Company Restricted Stock or Company Performance Share Units, as applicable, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. Any applicable Tax withholdings with respect to the consideration payable to a holder of Company Stock Options, Company Restricted Stock or Company Performance Share Units, as applicable, pursuant to Section 3.03 shall be withheld as follows: (a) an amount equal to the total applicable Tax withholding multiplied by the Cash Percentage shall be withheld from the cash consideration payable in respect of such holder’s Company Stock Options, Company Restricted Stock, or Company Performance Share Units, as applicable, and (b) the remaining amount of applicable Tax withholding shall reduce the shares of Parent Common Stock payable in respect of such holder’s Company Stock Options, Company Restricted Stock, or Company Performance Share Units, as applicable. To the extent that amounts are so withheld or paid over to or deposited with the applicable Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares, Company Stock Options, Company Restricted Stock or Company Performance Share Units, as applicable, in respect of which such deduction and withholding was made by the Company, the Surviving Corporation, Parent, Merger Sub or the Exchange Agent, as applicable.

Section 3.06.     Adjustments to Prevent Dilution.  Notwithstanding any provision of this ARTICLE III to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, split, combination, exchange of shares or similar transaction, the Merger Consideration, the Per Share Cash Consideration and the Per Share Stock Consideration and any other similarly dependent item, as the case may be, shall be appropriately adjusted to reflect fully the effect of such stock dividend, subdivision, reclassification, split, combination, exchange of shares or similar transaction and to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.06 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule or (b) as set forth in the Company SEC Reports filed from and after January 1, 2014 and prior to the date of this Agreement (excluding all disclosures in any “Risk Factors” section and any disclosures included in any such Company SEC Reports that are forward looking in nature), but only to the extent such disclosure is reasonably apparent from a reading of such Company SEC Reports that such disclosure relates to such Section of ARTICLE IV below, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01.      Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, operate and lease its properties and assets and carry on its business as now conducted. The Company is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the conduct or nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02.      Certificate of Incorporation and Bylaws.  The Company has delivered to Parent copies of the Company Certificate and Company Bylaws, and the copies of such documents are complete and correct and contain all amendments and supplements thereto as in effect on the date of this Agreement. The Company Certificate and Company Bylaws are in full force and effect and the Company is not in violation of any of their respective provisions.

Section 4.03.      Company Subsidiaries.

(a)        Each of the Company’s Subsidiaries, together with the jurisdiction of organization or formation of each such Subsidiary, is set forth in Section 4.03(a) of the Company Disclosure Schedule. Other than the Company’s Subsidiaries, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person. Each of the Company’s Subsidiaries is a corporation, partnership, limited liability company, trust or other organization that is duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company’s Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent such concept is applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of its Subsidiaries. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any Liens or limitations on voting rights, are free of preemptive rights and were issued in compliance with applicable Law. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Subsidiary of the Company. There are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company or any other Person.

Section 4.04.      Capitalization.

(a)        The authorized capital stock of the Company consists of 100,000,000 Company Shares and 25,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Shares”). As of the close of business on September 19, 2014 (the “Capitalization Date”), (i) 20,917,369 Company Shares were issued and outstanding and (ii) no Company Shares were held in the treasury of the Company. As of the Capitalization Date, 1,771,064 Company Shares were subject to outstanding Company Stock Options, 626,302 shares of Company Restricted Stock were outstanding, 799,251 Company Shares were subject to outstanding Company Performance Share Units, and 995,767 Company Shares were available for future awards under the Company Equity Plans. As of the date of this Agreement, no Company Preferred Shares are issued and outstanding. All of the outstanding Company Shares (including shares of Company Restricted Stock) have been duly authorized and validly issued, are fully paid and nonassessable, are free of preemptive rights and were issued in compliance with applicable Law. All Company Shares subject to issuance upon exercise of Company Stock Options or vesting of Company Performance Share Units will be, upon issuance on the terms and conditions specified in the Company Equity Plans and award agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b)        Except as set forth in Section 4.04(a) and for any changes since the close of business on the Capitalization Date resulting from the exercise of Company Stock Options outstanding on such date, or the vesting of Company Performance Share Units outstanding on such date, or actions taken after such date in compliance with this Agreement, there are no outstanding (i) shares of capital stock of, or other voting securities or ownership interests in, the Company, (ii) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting or ownership interests in the Company.

(c)        Section 4.04(c) of the Company Disclosure Schedule sets forth a listing of (i) all Company Equity Plans and (ii) all Company Stock Options, shares of Company Restricted Stock and Company Performance Share Units outstanding as of the close of business on the Capitalization Date, and with respect to each such award, (A) the date of grant and name of holder of each such Company Stock Option, share of Company Restricted Stock and Company Performance Share Units, (B) the Company Equity Plan under which each such award was granted, (C) the portion of such award vested and unvested as of the close of business on the Capitalization Date, (D) if applicable, the exercise price or repurchase price therefor, (E) with respect to Company Stock Options, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, and (F) with respect to Company Performance Share Units, all of the performance objectives related thereto. There have been no re-pricings of any Company Stock Options through amendments, cancellations and reissuance or other means during the current or prior two calendar years. Other than as set forth in Section 4.04(c) of the Company Disclosure Schedule, none of the Company Stock Options was granted with an exercise price below the closing price of Company Common Shares on NASDAQ on the date of the grant. All grants of Company Stock Options, Company Restricted Shares and Company Performance Share Units were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and no such grants of Company Stock Options involved any “back dating,” “forward dating” or similar practices.

(d)        There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any other equity securities of the Company, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person that would be material to the Company and its Subsidiaries, taken as a whole.

(e)        There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any of its Subsidiaries.

(f)        There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries that have the right to vote (or are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity securities in the Company or any of its Subsidiaries may vote.

Section 4.05.     Authority; Validity and Effect of Agreements.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and subject to the Company Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on behalf of the Company, including by the Company Board. No other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement or to consummate the Transactions, except, in the case of the Merger, for the affirmative vote of holders of a majority of the issued and outstanding Company Shares for adoption of this Agreement (the “Company Stockholder Approval”) and the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by rules of law and equity governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equity Exception”).

Section 4.06.      No Conflict; Required Filings and Consents.

(a)        The execution and delivery by the Company of this Agreement and all other agreements and documents contemplated hereby to which it is a party and the consummation by the Company of the Transactions do not and will not, directly or indirectly (with or without notice or lapse of time or both), and the compliance by the Company with its obligations hereunder and thereunder will not, directly or indirectly (with or without notice or lapse of time or both), (i) result in a violation or breach of or conflict with the Company Certificate or Company Bylaws, (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations, filings and other actions described in Section 4.06(b), conflict with or violate any Law or rule of NASDAQ applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, (iii) result in any violation or breach of or conflict with any provisions of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, or result in the loss of any benefit under, or result in the triggering of any payments pursuant to, any of the terms, conditions or provisions of any Company Material Contract or (iv) result in the creation of a Lien, except for Permitted Liens, on any property or asset of the Company or any of its Subsidiaries, except, with respect to clauses (ii), (iii) and (iv), for such violations, breaches, conflicts, defaults, rights of purchase, terminations, amendments, accelerations, cancellations, losses of benefits, payments or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        No consent, approval, Order or authorization of, or registration, qualification, designation or filing with or notification to, any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation by the Company of the Transactions, other than (i) (A) the applicable requirements of the Exchange Act and other applicable federal securities Laws, (B) the applicable requirements of state securities, takeover and “blue sky” Laws, (C) the applicable requirements of NASDAQ, (D) the HSR Act and the applicable requirements of the other Antitrust Laws set forth in Section 4.06(b) of the Company Disclosure Schedule, (E) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger pursuant to the DGCL, (F) Exon-Florio, (G) the applicable requirements of U.S. Export and Import Laws and (H) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the registration statement on Form S-4 in connection with the Share Issuance, in which the Proxy Statement will be included as a prospectus (the “Form S-4”), and (ii) such other consents, approvals, Orders, authorizations, registrations, qualifications, designations, filings or notifications that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.07.      Compliance with Laws; Permits.

(a)        The Company and its Subsidiaries are, and since January 1, 2012 have been, in compliance with all Laws applicable to them, any of their properties or other assets or any of their businesses or operations, except where any such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since January 1, 2012, no Governmental Authority has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, consents, orders, approvals and authorizations from Governmental Authorities or required by Governmental Authorities to be obtained (collectively, “Permits”), in each case that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets and to carry on their businesses as currently conducted and each of the Permits is in full force and effect, except for such Permits that the failure to hold or be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Permit, which such amendment, termination, revocation or cancellation would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is, and since January 1, 2012 has been, in compliance with the terms of its Permits, except where noncompliance with such Permit has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2012 from any Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in all material respects with, or is subject to any material liability under, any Permit that is material to the Company and its Subsidiaries taken as a whole, or relating to the revocation or modification of any Permit that is material to the Company and its Subsidiaries taken as a whole. The consummation of the Transactions, in and of itself, will not cause the revocation or cancellation of any Permit that is material to the Company and its Subsidiaries, taken as a whole.

(c)        With respect to each Government Contract and Government Bid, (i) each of the Company and its Subsidiaries is in compliance in all material respects with all requirements of Law pertaining to such Government Contract or Government Bid, (ii) each representation and certification executed by the Company or its Subsidiaries pertaining to such Government Contract or Government Bid was true and correct in all material respects as of its applicable date, (iii) neither the Company nor any of its Subsidiaries has submitted, directly or indirectly, to any Governmental Authority any cost or pricing data which is inaccurate or untruthful in any material respect in connection with such Government Contract or Government Bid and (iv) there is no suspension, stop work order, cure notice or show cause notice in effect for such Government Contract nor, to the Knowledge of the Company, is any Governmental Authority threatening to issue one.

(d)        To the Knowledge of the Company, there is no: (i) pending administrative, civil or criminal investigation, indictment, writ of information or audit of the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries by any Governmental Authority with respect to any alleged or potential violation of Law regarding any Government Contract or Government Bid; (ii) pending suspension or debarment proceeding, nor any matters pending reasonably likely to lead to a suspension or debarment proceeding, against the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries; or (iii) contracting officer’s decision or legal proceeding by which a Governmental Authority claims that the Company or any of its Subsidiaries is liable to a Governmental Authority, in each case, with respect to any Government Contract. Since January 1, 2012, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Company’s or its Subsidiaries’ directors, officers or employees has conducted or initiated any internal investigation, or made a voluntary disclosure to any Governmental Authority, with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Government Bid.

(e)        The Company and its Subsidiaries and their respective employees possess all government security clearances necessary to perform the Government Contracts, and all such security clearances are valid and in force and effect. To the Knowledge of the Company, none of the Representatives of the Company or any of its Subsidiaries has for or on behalf of the Company: (i) made any payments or used any funds to influence transactions involving the United States government in violation of Law; (ii) failed to file any required lobbying reports pursuant to the Lobbying Disclosure Act of 1995; (iii) used any corporate or other funds or given anything of value for unlawful gratuities, contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of any applicable Law; or (iv) accepted or received any unlawful contributions, payments, expenditures or gifts.

Section 4.08.      SEC Filings; Financial Statements; Internal Controls.

(a)        The Company SEC Reports constitute all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) required to be filed by the Company with the SEC during the period since January 1, 2012. The Company SEC Reports filed on or prior to the date of this Agreement (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Reports and (ii) as of their respective filing dates did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports filed on or prior to the date of this Agreement. To the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date of this Agreement is the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b)        Each of the consolidated balance sheets and the related consolidated statements of operations and comprehensive (loss) income, consolidated statements of stockholders’ equity and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) contained in the Company SEC Reports, each as amended (collectively, the “Company Financial Statements”), (i) complied in all material respects with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(c)        Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company SEC Reports, and the statements contained in such certifications were true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)        Since January 1, 2012 through the date of this Agreement, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director or executive officer of the Company or any of its Subsidiaries, has received any complaint, allegation, assertion or claim in writing that the Company or any of its Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, other than any such complaint, allegation, assertion or claim that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e)        The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) in compliance with the Exchange Act.

(f)        The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) in compliance with the Exchange Act.

(g)        The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 4.09.      Absence of Undisclosed Liabilities.

(a)        The Company and its Subsidiaries do not have any liability or obligation of any nature whatsoever (whether absolute, accrued or contingent or otherwise or whether due or to become due), except for (i) liabilities and obligations fully reflected on or reserved against in the Most Recent Company Balance Sheet, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Company Balance Sheet and (iii) liabilities and obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or any Company SEC Reports.

Section 4.10.     Absence of Certain Changes or Events.  Since the date of the Most Recent Company Balance Sheet through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice, (b) there has not been an event, occurrence, condition, change, development, state of facts or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 6.02.

Section 4.11.     Absence of Litigation.  Except as set forth in Section 4.11 of the Company Disclosure Schedule, there is (a) no material Action pending or threatened in writing against the Company or any of its Subsidiaries or any of its or their respective properties or assets, (b) no settlement or similar agreements that impose any material ongoing obligation or restriction on the Company or any of its Subsidiaries or (c) no material Action pending or threatened in writing by the Company against any third party. Neither the Company nor any of its Subsidiaries is subject to any Orders of any Governmental Authorities that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no internal investigations or internal inquiries that, since January 1, 2012, have been or are being conducted by or at the direction of the Company Board (or any committee thereof) concerning any material financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement Action.

Section 4.12.      Employee Plans.

(a)        Section 4.12(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each material Company Plan. None of the Company Plans is (i) a defined benefit plan (as defined in Section 3(35) of ERISA), whether or not subject to ERISA, (ii) a “multiemployer plan,” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or (iii) a multiple employer plan subject to Sections 4063 or 4064 of ERISA.

(b)        Each Company Plan has been operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (“IRS”) or is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter which could reasonably be expected to result in the revocation of such letter. There are no investigations by any Governmental Authority, termination proceedings or other claims or litigation, pending or to the Knowledge of the Company, threatened, against or relating to any Company Plan or asserting any rights to or claims for benefits under any Company Plan, the assets or any of the trusts under such Company Plan or the plan administrator, or against any fiduciary of any Company Plan with respect to the operation of the Company Plan (except routine claims for benefits payable under the Company Plans) other than any such investigations, proceedings or claims that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. All contributions, premiums and benefit payments under or in connection with the Company Plans that are required to have been made as the date of this Agreement in accordance with the terms of the Company Plans or applicable Law have been timely made in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no act, omission or condition with respect to any Company Plan that would be reasonably likely to subject the Company or its Subsidiaries to any fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or applicable Law (except for routine claims for benefits).

(c)        Neither the Company, its Subsidiaries nor any of their Affiliates and any trade or business (whether or not incorporated) that is or has ever been under common control, or that is or has ever been treated as a single employer, with the Company or its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”), have terminated any defined benefit plan, or incurred any outstanding liability under Section 4062 of ERISA to the Pension Benefits Guaranty Corporation or to a trustee appointed under

Section 4042 of ERISA. No event has occurred and no condition exists that would subject the Company or its Subsidiaries, by reason of its affiliation with any ERISA Affiliate, to any material liability imposed under Title IV of ERISA or Code Section 412.

(d)        Subject to the requirements of applicable Law, no provision of any Foreign Plan or of any agreement, and no act or omission of the Company or any of its Subsidiaries, impairs, modifies, or otherwise affects in any material respect the right of the Company or any of its Subsidiaries to unilaterally amend or terminate any Foreign Plan, and no written commitments to materially amend any Foreign Plan have been made.

(e)        Neither the Company nor any of its Subsidiaries has any material obligation or liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of the Company or any of its Subsidiaries except as may be required under Part 6 of Title I of ERISA or state insurance laws.

(f)        No Company Plan or other arrangement maintained by the Company or any Subsidiary, either individually or collectively, exists that, as a result of the execution of this Agreement and the consummation of the Transactions, whether alone or in connection with any subsequent event(s), could (i) result in the acceleration or increase in any payment or benefit, the vesting or funding (through a grantor trust or otherwise) of compensation or benefits under or any payment, contribution or funding obligation pursuant to any of the Company Plans or other arrangement, (ii) limit the right to merge, amend or terminate any Company Plan or (iii) result in any payment that would not be deductible by reason of Section 280G of the Code.

(g)        Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) is in material compliance with Section 409A of the Code and the rules and regulations thereunder.

(h)        Each Foreign Plan (i) has been maintained, operated and funded in all material respects in accordance with all applicable Law, (ii) if it is intended to qualify for special tax treatment, has met all material requirements for such treatment and (iii) if it is intended to be funded and/or book reserved, is fully funded and/or book reserved, based on reasonable actuarial assumptions, where applicable.

Section 4.13.      Labor Matters.

(a)        Neither the Company nor its Subsidiaries are party to any labor or collective bargaining agreement and no such agreement is being negotiated as of the date of this Agreement. No labor organization has been elected as the collective bargaining agent of any employee or group of employees of the Company or its Subsidiaries, nor since January 1, 2012 has there been union representation involving any of the employees of the Company or its Subsidiaries. There are no (i) picketing, strikes, work stoppages, work slowdowns, lockouts or other job actions pending or, to the Knowledge of the Company, threatened against or involving the Company and its Subsidiaries, (ii) material unfair labor practice charges or other labor disputes pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or its Subsidiaries, (iii) election, petition or proceeding by a labor union or representative thereof to organize any employees of the Company or its Subsidiaries or (iv) material grievance or arbitration demands against the Company or any of its Subsidiaries whether or not filed pursuant to a collective bargaining agreement.

(b)        The Company and its Subsidiaries are in compliance with all Laws respecting the employment of labor, including wages and hours, fair employment practices, discrimination, terms and conditions of employment, workers’ compensation, collection and payment of withholding and/or social security taxes and any similar Tax, occupational safety, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”) and the Immigration Reform and Control Act, except where the failure to be in compliance with the foregoing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2012, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries.

(c)        No material complaints, charges, claims, litigations or actions against the Company or its Subsidiaries have been brought by or filed with (or, to the Knowledge of the Company, threatened to be brought by or filed with) any Governmental Authority since January 1, 2012 based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or its Subsidiaries of any person.

Section 4.14.      Intellectual Property.

(a)        Section 4.14(a) of the Company Disclosure Schedule sets forth a list of all material Registered Intellectual Property and all material unregistered Marks used by the Company or any of its Subsidiaries.

(b)        The Company or one of its Subsidiaries is the sole owner of all material Company Registered Intellectual Property, free and clear of all Liens other than Permitted Liens. The Company or one of its Subsidiaries is the sole and exclusive owner of, or to the Knowledge of the Company, has valid and continuing rights to use, sell, license and otherwise exploit, all of the other material Company Intellectual Property and Company Technology as the same is used, sold, licensed and otherwise exploited by the Company or any of its Subsidiaries in their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens. To the Knowledge of the Company, the Company Intellectual Property and Company Technology owned or licensed to the Company or any of its Subsidiaries includes all of the material Intellectual Property and Technology necessary and sufficient to enable the Company and its Subsidiaries to conduct their respective businesses as they are currently conducted. To the Knowledge of the Company, the Company Registered Intellectual Property (other than any applications included in the Company Registered Intellectual Property) is subsisting and enforceable, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        To the Knowledge of the Company, none of the following infringe, constitute or result from an unauthorized use or misappropriation of or violate any Intellectual Property or Technology of any other Person, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) any Company Intellectual Property; (ii) any Company Technology; (iii) the development, manufacturing, licensing, marketing, importation, exportation, offer for sale, sale, use, practice or other exploitation of the current products or services by the Company or any of its Subsidiaries; or (iv) the present business practices, methods or operations of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or the subject of any pending or, to the Knowledge of the Company, threatened, material Action which involves a claim (i) against the Company or any of its Subsidiaries of infringement, unauthorized use, misappropriation or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology or (ii) contesting the right of the Company or any of its Subsidiaries to use, sell, exercise, license, transfer or dispose of any Company Intellectual Property or Company Technology, or any products, processes or materials covered thereby in any manner. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received written notice of any such threatened claim or any written invitation to take a license to any Intellectual Property or Technology of any Person.

(d)        To the Knowledge of the Company, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, misappropriating or violating, or has infringed, misappropriated or violated, any material Company Intellectual Property or material Company Technology. Since January 1, 2012, no written claims have been made against any Person (including employees and former employees of the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries alleging that any Person is infringing, misappropriating or violating, or has infringed, misappropriated or violated, any Company Intellectual Property or Company Technology.

(e)        Each of Parent and its Subsidiaries has taken reasonable measures to protect and preserve the confidentiality of all Trade Secrets material to the businesses of the Company or any of its Subsidiaries as presently conducted, taken as a whole.

(f)        No material government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Company Intellectual Property or Company Technology material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted where, as a result of such funding or the use of such facilities, any government or any university, college, other educational institution or research center has any rights in such Intellectual Property or Technology.

(g)        The Company and its Subsidiaries own, lease or license all hardware, computer equipment and other information technology systems (collectively, “Company Computer Systems”) that are necessary for the operation of the Company’s and its Subsidiaries’ businesses as currently conducted. The Company Computer Systems are in all material respects adequate for the operation of the Company’s and its Subsidiaries’ businesses as currently conducted. During the 18 months prior to the date hereof, (i) no error or fault has occurred in or to any of the Company Computer Systems that has resulted in a material interruption to the operations of the Company or any of its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized access to or use of any of the Company Computer Systems.

Section 4.15.      Taxes.

(a)        All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extensions actually obtained) and such Tax Returns are true, complete, and correct in all material respects.

(b)        (i) All income Taxes and all other material Taxes due and owing by the Company or any of its Subsidiaries have been timely paid, (ii) the unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Most Recent Company Balance Sheet, exceed the reserve for Tax liability set forth in the Most Recent Company Balance Sheet, and (iii) since the date of the Most Recent Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes as a result of transactions entered into outside the ordinary course of business consistent with past practice.

(c)        (i) No material deficiencies for Taxes against any of the Company and its Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Authority, except for deficiencies that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) there are no audits, assessments or other actions that are pending or that have been threatened in writing for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries and (iii) the U.S. federal income Tax Returns of the Company and its Subsidiaries through the taxable year ended December 31, 2010 have been examined and closed or are Tax Returns with respect to which the period for assessment has expired.

(d)        Neither the Company nor any of its Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any material Taxes or material Tax Returns.

(e)        There are no Liens for Taxes other than Permitted Liens upon any of the material assets of the Company or any of its Subsidiaries.

(f)        Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation, or Tax indemnification agreement (other than such an agreement exclusively between or among any of the Company and its Subsidiaries).

(g)        Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law or by reason of being a transferee or successor of such Person.

(h)        The Company and each of its Subsidiaries has in all material respects properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law.

(i)         Neither the Company nor any of its Subsidiaries (i) has any unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (ii) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(j)        From and after the Effective Time, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method occurring on or prior to the Effective Time, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) entered into prior to the Effective Time or (iii) installment sale or open transaction occurring on or prior to the Effective Time.

(k)        Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(l)        Neither the Company nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other material agreement or ruling relating to Taxes with any Tax authority.

(m)        Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code.

(n)        The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of them, and no such Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of the Company and its Subsidiaries will be adversely affected by the Transactions.

Section 4.16.      Environmental Matters.

(a)        Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operations of the Company and its Subsidiaries have been conducted in compliance with all Environmental Laws.

(b)        Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have obtained, and are and have been in compliance with, all Permits required under applicable Environmental Laws for the continued operation of their businesses as presently conducted.

(c)        Neither the Company nor any of its Subsidiaries is subject to any outstanding Orders from any Governmental Authority or Contracts with any other Person (other than Contracts relating to the management of Hazardous Materials generated in the ordinary course of business) relating to (i) Environmental Laws, (ii) any Remedial Action, (iii) any Release or threatened Release of a Hazardous Material or (iv) an assumption of responsibility for environmental claims of another Person.

(d)        Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written communication alleging that any such party is in violation of any Environmental Law, which violation would reasonably be expected to result in the Company or any of its Subsidiaries, taken as a whole, incurring material liabilities.

(e)        The operations of the Company and its Subsidiaries involving the generation, transportation, treatment, storage or disposal of hazardous waste, as defined and regulated under RCRA or any foreign or state equivalent Law, are and have been in compliance with applicable Environmental Laws in all material respects, and there has been no disposal by the Company or any of its Subsidiaries on or in any site listed or formally proposed to be listed on the National Priorities List promulgated pursuant to CERCLA or any foreign or state remedial priority list promulgated or maintained pursuant to comparable foreign or state Law.

(f)        To the Company’s Knowledge, there is not now, nor has there been in the past, on or in any leased or owned property of the Company or of any of its Subsidiaries any of the following: (i) any underground storage tanks or surface impoundments or (ii) a Release of Hazardous Materials, in either case (i) or (ii) which would reasonably be expected to result in the Company or its Subsidiaries, taken as a whole, incurring material liabilities.

(g)        No judicial or administrative Actions are pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries alleging the violation of or seeking to impose material liability pursuant to any Environmental Law and, to the Company’s Knowledge, there are no material investigations threatened against the Company or any of its Subsidiaries under Environmental Laws.

(h)        The Company and its Subsidiaries have made available to Parent all material environmentally related assessments, audits, investigations, sampling or similar reports prepared since January 1, 2010 or otherwise readily available that are currently retained by and were prepared by or for the Company or any of its Subsidiaries that relate to the Company or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by or for the Company or any of its Subsidiaries.

Section 4.17.      Material Contracts.

(a)        Neither the Company nor any of its Subsidiaries is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(b)        As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by the following Contracts (with such Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound being referred to herein as the “Company Material Contracts”):

(i)        any Contract that purports to limit, curtail or restrict the right of the Company or any of its Subsidiaries in any material respect (A) to engage or compete in any line of business in any geographic area, with any Person or during any period of time or (B) to solicit or hire any Person;

(ii)        any Contract that is a master service agreement with any of the customers listed on Section 4.21 of the Company Disclosure Schedule;

(iii)        any Contract requiring the Company or any of its Subsidiaries to provide any notice or information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal or prior to entering into any discussions or Contract relating to any Acquisition Proposal or similar transaction;

(iv)        any Contract (other than a Contract or purchase order with a customer of the Company or its Subsidiaries) that involves total consideration by or to the Company or any of its Subsidiaries of more than $5,000,000 in any 12 month period;

(v)        any indemnification Contract entered into with an officer or director of the Company providing for indemnification by the Company or any of its Subsidiaries (with respect to which the Company or any of its Subsidiaries has continuing obligations as of the date of this Agreement);

(vi)        any Contract establishing a partnership, joint venture or similar third party business enterprise; and

(vii)        (A) any Employee Change-of-Control Agreement, (B) any employment Contract that involves base consideration in excess of $200,000 per annum or (C) any consulting Contract that involves base consideration in excess of $200,000 per annum (in each case with respect to which any party thereto has continuing material obligations as of the date hereof) with any current or former (1) member of the Company Board or (2) employee.

(c)        (i) Each Company Material Contract is valid and binding on the Company or one of its Subsidiaries and is in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the Company, is valid and binding on the other parties thereto (in each case subject to the Bankruptcy and Equity Exception); (ii) neither the Company nor any of its Subsidiaries is in material default under any Company Material Contract and no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of the Company or any of its Subsidiaries under any such Company Material Contract; and (iii) to the Knowledge of the Company, no other party to any Company Material Contract is in material breach or default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a material breach or default by any such other party thereunder. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Company Material Contract or received any written notice of material breach or default under any Company Material Contract that has not been cured. Neither the Company nor any of its Subsidiaries is party to any Contract pursuant to which the terms and conditions thereof or any information or data contained therein are deemed classified pursuant to the rules and regulations of any Governmental Authority. The Company has furnished or made available to Parent true and correct copies of all Company Material Contracts in effect as of the date hereof.

Section 4.18.     Title to Property and Assets.  Except with respect to matters related to Intellectual Property (which are addressed in Section 4.14) and real property (which are addressed in Section 4.19), and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, all of the properties and assets owned or leased by them, in each case, free and clear of all Liens other than Permitted Liens.

Section 4.19.      Real Property.

(a)        Section 4.19(a) of the Company Disclosure Schedule contains a complete and correct list of the Company Owned Real Property (including the street address of each parcel of Company Owned Real Property). The Company or one or more of its Subsidiaries has good and marketable fee simple title to the Company Owned Real Property free and clear of any and all Liens, other than Permitted Liens. The Company is not obligated under or a party to any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any Company Owned Real Property or any portion thereof or interest therein.

(b)        Section 4.19(b) of the Company Disclosure Schedule contains a complete and correct list of the material Company Leased Real Property, including with respect to such material Company Leased Real Property the street address of such Company Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries, as applicable, has good leasehold title to the Company Leased Real Property, free and clear of any Liens, other than Permitted Liens. All leases and subleases for the Company Leased Real Property set forth on Section 4.19(b) of the Company Disclosure Schedule are valid and in full force and effect in all material respects except to the extent they have previously expired or terminated in accordance with their terms and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any lease or sublease for such Company Leased Real Property, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has entered into with any other Person any sublease, license or other Contract that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Company Leased Real Property.

(c)        The Company Owned Real Property and the Company Leased Real Property constitute all real property that is currently used in connection with the business of the Company and its Subsidiaries and that are necessary for the continued operation of the Company’s business as the business is currently conducted.

Section 4.20.     Interested Party Transactions.  There are no Company Material Contracts, transactions, indebtedness (except for advances for travel and other reasonable business expenses consistent with past practice) or other arrangement, or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of the Company, (b) any record holder or beneficial owner of five percent or more of the voting securities of the Company or (c) any Affiliate or family member of any such officer, director or record holder or beneficial owner on the other hand, in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 4.21.     Customers and Suppliers.  Section 4.21 of the Company Disclosure Schedule sets forth a complete and correct list of the names of (a) the 10 largest end customers (taking into account shipments to or orders from contract manufacturers who purchased products or services from the Company or its Subsidiaries upon the request of an original equipment manufacturer) of the Company and its Subsidiaries, taken as a whole (based on the volume of purchases from the Company during (i) the fiscal year ended December 31, 2013 and (ii) the 6-month period ended June 30, 2014), and (b) the 10 largest suppliers of the Company and its Subsidiaries, taken as a whole (based on the volume of purchases by the Company during the fiscal year ended December 31, 2013). As of the date of this Agreement, no such customer or supplier has terminated its relationship with the Company or materially reduced or changed the terms of its business with the Company or its Subsidiaries or given notice to the Company or any of its Subsidiaries that it intends to terminate its relationship with the Company or any of its Subsidiaries or materially reduce or change the terms of its business with the Company or any of its Subsidiaries.

Section 4.22.     Insurance.  Each material insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect and was in full force and effect during the periods of time such insurance policy purported to be in effect, and the Company is not in material breach or default, and the Company has not taken any action or failed to take any action that, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, of any such insurance policies. As of the date of this Agreement, the Company has not received any written notice of cancellation or any other indication that any such insurance policy will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder in any material respect.

Section 4.23.      Export Controls; Foreign Corrupt Practices.

(a)        The Company and its Subsidiaries have not, since January 1, 2012, violated any applicable U.S. Export and Import Laws, or made a voluntary disclosure with respect to any violation of such Laws, except such violations and disclosures that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries (i) has been and is in compliance with all applicable Foreign Export and Import Laws since January 1, 2012, (ii) to the extent applicable, has prepared and applied for all import and export licenses required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of its business and (iii) has at all times been in compliance with all applicable Laws relating to trade embargoes and sanctions, except in the cases of clauses (i), (ii) and (iii) where such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Neither the Company nor its Subsidiaries nor any of their respective Representatives has directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar United States or foreign Laws, except such violations that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. None of the Company’s directors, or officers, or, to the Knowledge of the Company, the other Representatives of the Company or any of its Subsidiaries, is a “specially designated national” or blocked Person under United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury. Neither the Company nor any of its Subsidiaries has engaged in any business with any Person with whom, or in any country in which, a United States Person is prohibited from so engaging under United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

(c)        Neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any of their respective Representatives has directly or indirectly offered or paid anything of value to a Foreign Official (as defined in the Foreign Corrupt Practices Act of 1977) for the purpose of obtaining or retaining business or securing an improper advantage.

Section 4.24.     Proxy Statement.  Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.24, none of the information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance will, at the time the Form S-4, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the proxy statement to be sent to the Company Stockholders in connection with the Company Stockholders’ Meeting (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) will, on the date it is first mailed to the Company Stockholders, and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the Company Stockholders’ Meeting or the subject matter thereof which have become false or misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any Subsidiary of Parent) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.25.    Opinion of Financial Advisor.  The Company Board has received a written opinion of Stifel, Nicolaus & Company, Incorporated (the “Advisor”), dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to various qualifications and assumptions set forth therein, the consideration to be received by the Company Stockholders in the Merger is fair, from a financial point of view, to the Company Stockholders. The Company has obtained all necessary consents (including the authorization of the Advisor) to permit the inclusion of such opinion in its entirety (as well as a description of the material financial analyses underlying such opinions) and references thereto in the Proxy Statement. Prior to the date of this Agreement or promptly thereafter, a true, correct and complete copy of such opinion was delivered or will be delivered to Parent.

Section 4.26.    Brokers.  No Person other than the Advisor, the fees of which will be paid by the Company, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Prior to the date of this Agreement, true, correct and complete copies of all agreements with the Advisor were delivered to Parent.

Section 4.27.    Anti-Takeover Laws.  The Company Board has approved this Agreement and the Transactions for all purposes of Section 203 of the DGCL and has taken all action necessary to ensure that Section 203 of the DGCL will not impose any material additional procedural, voting, approval, fairness or other restrictions on the timely consummation of the Transactions or restrict, impair or delay the ability of Parent or Merger Sub to engage in any Transaction. No other “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation of any Governmental Authority (each, an “Anti-Takeover Law”) is applicable to the Company or the Transactions.

Section 4.28.    No Other Representations or Warranties.  Except for the representations and warranties contained in ARTICLE V, the Company acknowledges that none of Parent, the Subsidiaries of Parent or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, the Subsidiaries of Parent or any other Person on behalf of Parent makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and the Subsidiaries of Parent (including any such projections or forecasts made available to the Company or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the Transactions), and the Company has not relied on any such information or any representation or warranty not set forth in ARTICLE V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as set forth in the Parent Disclosure Schedule or (b) as set forth in the Parent SEC Reports filed from and after January 1, 2014 and prior to the date of this Agreement (excluding all disclosures in any “Risk Factors” section and any disclosures included in any such Parent SEC Reports that are forward looking in nature),but only to the extent such disclosure is reasonably apparent from a reading of such Parent SEC Reports that such disclosure relates to such Section of ARTICLE V below, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01.    Organization and Qualification.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, operate and lease its respective properties and assets and carry on its respective businesses as now conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the conduct or nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.02.     Certificate of Incorporation and Bylaws.  Parent has delivered to the Company copies of the Parent Certificate, the Parent Bylaws and the organizational documents of Merger Sub, and the copies of such documents are complete and correct and contain all amendments and supplements thereto as in effect on the date of this Agreement. The Parent Certificate, Parent Bylaws and organizational documents of Merger Sub are in full force and effect and neither Parent nor Merger Sub, as applicable, is in violation of any of their respective provisions.

Section 5.03.      Parent Subsidiaries.

(a)        Merger Sub was formed solely for the purpose of engaging in the Transactions, has not engaged in any business activities or conducted any operations other than in connection with the Transactions and will have no assets, liabilities or obligations other than those contemplated by this Agreement. All the issued and outstanding shares of capital stock of Merger Sub are, and as of the Effective Time will be, owned of record and beneficially by Parent either directly or indirectly through one or more of its Subsidiaries.

(b)        Other than Parent’s Subsidiaries, Parent does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person. Each of Parent’s Subsidiaries is a corporation, partnership, limited liability company, trust or other organization that is duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent’s Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent such concept is applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Parent is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of its Subsidiaries. All of such shares and other equity interests so owned by Parent are validly issued, fully paid and nonassessable and are owned by it free and clear of any Liens or limitations on voting rights, are free of preemptive rights and were issued in compliance with applicable Law. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Subsidiary of Parent. There are no agreements requiring Parent or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiary of Parent or any other Person.

Section 5.04.      Capitalization.

(a)        The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 15,000,000 share of preferred stock, par value $0.001 per share, of Parent (“Parent Preferred Stock”). As of the close of business on the Capitalization Date, (i) 83,344,619 shares of Parent Common Stock were issued and outstanding and (ii) no shares of Parent Common Stock were held in the treasury of Parent. As of the Capitalization Date, 3,028,007 shares of Parent Common Stock were subject to outstanding equity awards, and 5,288,152 shares of Parent Common Stock were available for future awards under the Parent Equity Plans. As of the date of this Agreement, no shares of Parent Preferred Stock are issued and outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, are free of preemptive rights and were issued in compliance with applicable Law.

(b)        Except as set forth in Section 5.04(a) and for any changes since the close of business on the Capitalization Date resulting from the exercise or vesting of any equity awards issued under Parent Equity Plans outstanding on such date, or actions taken after such date in compliance with this Agreement, and except for awards with respect to shares of Parent Common Stock reserved for issuance under Parent Equity Plans, there are no outstanding (i) shares of capital stock of, or other voting securities or ownership interests in, Parent, (ii) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting or ownership interests in Parent.

(c)        There are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any other equity securities of Parent, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person that would be material to Parent and its Subsidiaries, taken as a whole.

(d)        There are no voting trusts or other Contracts to which Parent or any of its Subsidiaries is a party with respect to the voting of any capital stock of, or other equity interest in, Parent or any of its Subsidiaries.

(e)        There are no outstanding bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries that have the right to vote (or are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity securities in Parent or any of its Subsidiaries may vote.

Section 5.05.     Authority; Validity and Effect of Agreements.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. Other than the adoption of this Agreement by Parent (or one or more Subsidiaries of Parent) as the stockholder or stockholders of Merger Sub (which will be effected immediately following execution of this Agreement), the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on behalf of each of Parent and Merger Sub and no other corporate proceedings on the part of either of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.06.      No Conflict; Required Filings and Consents.

(a)        The execution and delivery by each of Parent and Merger Sub of this Agreement and all other agreements and documents contemplated hereby to which it is a party and the consummation by each of Parent and Merger Sub of the Transactions do not and will not, directly or indirectly (with or without notice or lapse of time or both), and the compliance by each of Parent and Merger Sub with its obligations hereunder and thereunder will not, directly or indirectly (with or without notice or lapse of time or both), (i) result in a violation or breach of or conflict with the Parent Certificate, the Parent Bylaws or the organizational documents of Merger Sub, (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations, filings and other actions described in Section 5.06(b), conflict with or violate any Law or rule of NASDAQ applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound, (iii) result in any violation or breach of or conflict with any provisions of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, or result in the loss of any benefit under, or result in the triggering of any payments pursuant to, any of the terms, conditions or provisions of any Parent Material Contract or (iv) result in the creation of a Lien, except for Permitted Liens, on any property or asset of Parent or Merger Sub or any of their respective Subsidiaries, except, with respect to clauses (ii), (iii) and (iv), for such violations, breaches, conflicts, defaults, rights of purchase, terminations, amendments, accelerations, cancellations, losses of benefits, payments or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        No consent, approval, Order or authorization of, or registration, qualification, designation or filing with or notification to, any Governmental Authority is required on the part of Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation by Parent and Merger Sub of the Transactions, other than (i) (A) the applicable requirements of the Exchange Act and other applicable federal securities Laws, (B) the applicable requirements of state securities, takeover and “blue sky” Laws, (C) the applicable requirements of NASDAQ, (D) the HSR Act and the applicable requirements of the other Antitrust Laws set forth in Section 5.06(b) of the Parent Disclosure Schedule, (E) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger pursuant to the DGCL, (F) Exon-Florio, (G) the applicable requirements of U.S. Export and Import Laws and (H) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4, and (ii) such other consents, approvals, Orders, authorizations, registrations, qualifications, designations, filings or notifications that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.07.      Compliance with Laws; Permits.

(a)        Parent and its Subsidiaries are, and since January 1, 2012 have been, in compliance with all Laws applicable to them, any of their properties or other assets or any of their businesses or operations, except where any such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, since January 1, 2012, no Governmental Authority has issued any notice or notification stating that Parent or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Parent and each of its Subsidiaries hold all Permits that are necessary for Parent and its Subsidiaries to own, lease or operate their properties and assets and to carry on their businesses as currently conducted and each of the Permits is in full force and effect, except for such Permits that the failure to hold or be in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2012, neither Parent nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Permit, which such amendment, termination, revocation or cancellation would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is, and since January 1, 2012 has been, in compliance with the terms of its Permits, except where noncompliance with such Permit has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since January 1, 2012 from any Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance in all material respects with, or is subject to any material liability under, any Permit that is material to Parent and its Subsidiaries taken as a whole, or relating to the revocation or modification of any Permit that is material to Parent and its Subsidiaries taken as a whole. The consummation of the Transactions, in and of itself, will not cause the revocation or cancellation of any Permit that is material to Parent and its Subsidiaries, taken as a whole.

(c)        With respect to each Government Contract and Government Bid, (i) each of Parent and its Subsidiaries is in compliance in all material respects with all requirements of Law pertaining to such Government Contract or Government Bid, (ii) each representation and certification executed by Parent or its Subsidiaries pertaining to such Government Contract or Government Bid was true and correct in all material respects as of its applicable date, (iii) neither Parent nor any of its Subsidiaries has submitted, directly or indirectly, to any Governmental Authority any cost or pricing data which is inaccurate or untruthful in any material respect in connection with such Government Contract or Government Bid and (iv) there is no suspension, stop work order, cure notice or show cause notice in effect for such Government Contract nor, to the Knowledge of Parent, is any Governmental Authority threatening to issue one.

(d)        To the Knowledge of Parent, there is no: (i) pending administrative, civil or criminal investigation, indictment, writ of information or audit of Parent, any of its Subsidiaries or any director, officer or employee of Parent or any of its Subsidiaries by any Governmental Authority with respect to any alleged or potential violation of Law regarding any Government Contract or Government Bid; (ii) pending suspension or debarment proceeding, nor any matters pending reasonably likely to lead to a suspension or debarment proceeding, against Parent, any of its Subsidiaries or any director, officer or employee of Parent or any of its Subsidiaries; or (iii) contracting officer’s decision or legal proceeding by which a Governmental Authority claims that Parent or any of its Subsidiaries is liable to a Governmental Authority, in each case, with respect to any Government Contract. Since January 1, 2012, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any of Parent’s or its Subsidiaries’ directors, officers or employees has conducted or initiated any internal investigation, or made a voluntary disclosure to any Governmental Authority, with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Government Bid.

(e)        Parent and its Subsidiaries and their respective employees possess all government security clearances necessary to perform the Government Contracts, and all such security clearances are valid and in force and effect. To the Knowledge of Parent, none of the Representatives of Parent or any of its Subsidiaries has for or on behalf of Parent: (i) made any payments or used any funds to influence transactions involving the United States government in violation of Law; (ii) failed to file any required lobbying reports pursuant to the Lobbying Disclosure Act of 1995; (iii) used any corporate or other funds or given anything of value for unlawful gratuities, contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of any applicable Law; or (iv) accepted or received any unlawful contributions, payments, expenditures or gifts.

Section 5.08.      SEC Filings; Financial Statements; Internal Controls.

(a)        The Parent SEC Reports constitute all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits) required to be filed by Parent with the SEC during the period since January 1, 2012. The Parent SEC Reports filed on or prior to the date of this Agreement (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Reports and (ii) as of their respective filing dates did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Reports filed on or prior to the date of this Agreement. To the Knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date of this Agreement is the subject of ongoing SEC review or investigation. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b)        Each of the consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of stockholders’ equity and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) contained in the Parent SEC Reports, each as amended (collectively, the “Parent Financial Statements”), (i) complied in all material respects with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(c)        Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Parent SEC Reports, and the statements contained in such certifications were true and complete on the date such certifications were made.

(d)        Since January 1, 2012 through the date of this Agreement, (i) neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director or executive officer of Parent or any of its Subsidiaries, has received any complaint, allegation, assertion or claim in writing that Parent or any of its Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, other than any such complaint, allegation, assertion or claim that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) to the Knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to Parent Board or any committee thereof or to any director or officer of Parent.

(e)        Parent has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) in compliance with the Exchange Act.

(f)        Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) in compliance with the Exchange Act.

(g)        Parent is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 5.09.      Absence of Undisclosed Liabilities.

(a)        Parent and its Subsidiaries do not have any liability or obligation of any nature whatsoever (whether absolute, accrued or contingent or otherwise or whether due or to become due), except for (i) liabilities and obligations fully reflected on or reserved against in the Most Recent Parent Balance Sheet, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Parent Balance Sheet and (iii) liabilities and obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in

Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or any Parent SEC Reports.

Section 5.10.     Absence of Certain Changes or Events.  Since the date of the Most Recent Parent Balance Sheet through the date of this Agreement, (a) Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice, (b) there has not been an event, occurrence, condition, change, development, state of facts or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (c) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the prior written consent of the Company, would constitute a breach of Section 6.03.

Section 5.11.    Absence of Litigation.  Except as set forth in Section 5.11 of Parent Disclosure Schedule, there is (a) no material Action pending or threatened in writing against Parent or any of its Subsidiaries or any of its or their respective properties or assets, (b) no settlement or similar agreements that impose any material ongoing obligation or restriction on Parent or any of its Subsidiaries or (c) no material Action pending or threatened in writing by Parent against any third party. Neither Parent nor any of its Subsidiaries is subject to any Orders of any Governmental Authorities that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no internal investigations or internal inquiries that, since January 1, 2012, have been or are being conducted by or at the direction of Parent Board (or any committee thereof) concerning any material financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement Action.

Section 5.12.      Employee Plans.

(a)        None of the Parent Plans is (i) a defined benefit plan (as defined in Section 3(35) of ERISA), whether or not subject to ERISA, (ii) a Multiemployer Plan or (iii) a multiple employer plan subject to Sections 4063 or 4064 of ERISA.

(b)        Each Parent Plan has been operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Parent, no fact or event has occurred since the date of such determination letter which could reasonably be expected to result in the revocation of such letter. There are no investigations by any Governmental Authority, termination proceedings or other claims or litigation, pending or to the Knowledge of Parent, threatened, against or relating to any Parent Plan or asserting any rights to or claims for benefits under any Parent Plan, the assets or any of the trusts under such Parent Plan or the plan administrator, or against any fiduciary of any Parent Plan with respect to the operation of the Parent Plan (except routine claims for benefits payable under the Parent Plans) other than any such investigations, proceedings or claims that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. All contributions, premiums and benefit payments under or in connection with the Parent Plans that are required to have been made as the date of this Agreement in accordance with the terms of the Parent Plans or applicable Law have been timely made in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there has been no act, omission or condition with respect to any Parent Plan that would be reasonably likely to subject Parent or its Subsidiaries to any fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or applicable Law (except for routine claims for benefits).

Section 5.13.      Labor Matters.

(a)        Neither Parent nor its Subsidiaries are party to any labor or collective bargaining agreement and no such agreement is being negotiated as of the date of this Agreement. No labor organization has been elected as the collective bargaining agent of any employee or group of employees of the Company or its Subsidiaries, nor since January 1, 2012 has there been union representation involving any of the employees of the Company or its Subsidiaries. There are no (i) picketing, strikes, work stoppages, work slowdowns, lockouts or other job actions pending or, to the Knowledge of Parent, threatened against or involving Parent and its Subsidiaries, (ii) material unfair labor practice charges or other labor disputes pending or, to the Knowledge of Parent, threatened by or on behalf of any employee or group of employees of Parent or its Subsidiaries, (iii) election, petition or proceeding by a labor union or representative thereof to organize any employees of Parent or its Subsidiaries or (iv) material grievance or arbitration demands against Parent or any of its Subsidiaries whether or not filed pursuant to a collective bargaining agreement.

(b)        Parent and its Subsidiaries are in compliance with all Laws respecting the employment of labor, including wages and hours, fair employment practices, discrimination, terms and conditions of employment, workers’ compensation, collection and payment of withholding and/or social security taxes and any similar Tax, occupational safety, WARN and the Immigration Reform and Control Act, except where the failure to be in compliance with the foregoing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2012, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to Parent or any of its Subsidiaries.

(c)        No material complaints, charges, claims, litigations or actions against Parent or its Subsidiaries have been brought by or filed with (or, to the Knowledge of Parent, threatened to be brought by or filed with) any Governmental Authority since January 1, 2012 based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by Parent or its Subsidiaries of any person.

Section 5.14.      Intellectual Property.

(a)        Parent or one of its Subsidiaries is the sole owner of all material Parent Registered Intellectual Property, free and clear of all Liens other than Permitted Liens. Parent or one of its Subsidiaries is the sole and exclusive owner of, or to the Knowledge of Parent, has valid and continuing rights to use, sell, license and otherwise exploit, all of the other material Parent Intellectual Property and Parent Technology as the same is used, sold, licensed and otherwise exploited by Parent or any of its Subsidiaries in their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens. To the Knowledge of Parent, Parent Intellectual Property and Parent Technology owned or licensed to Parent or any of its Subsidiaries includes all of the material Intellectual Property and Technology necessary and sufficient to enable Parent and its Subsidiaries to conduct their respective businesses as they are currently conducted. To the Knowledge of Parent, Parent Registered Intellectual Property (other than any applications included in Parent Registered Intellectual Property) is subsisting and enforceable, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        To the Knowledge of Parent, none of the following infringe, constitute or result from an unauthorized use or misappropriation of or violate any Intellectual Property or Technology of any other Person, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) any Parent Intellectual Property; (ii) any Parent Technology; (iii) the development, manufacturing, licensing, marketing, importation, exportation, offer for sale, sale, use, practice or other exploitation of the current products or services by Parent or any of its Subsidiaries; or (iv) the present business practices, methods or operations of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or the subject of any pending or, to the Knowledge of Parent, threatened, material Action which involves a claim (i) against Parent or any of its Subsidiaries of infringement, unauthorized use, misappropriation or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Parent Intellectual Property or Parent Technology or (ii) contesting the right of Parent or any of its Subsidiaries to use, sell, exercise, license, transfer or dispose of any Parent Intellectual Property or Parent Technology, or any products, processes or materials covered thereby in any manner. Since January 1, 2012, neither Parent nor any of its Subsidiaries has received written notice of any such threatened claim or any written invitation to take a license to any Intellectual Property or Technology of any Person.

(c)        To the Knowledge of Parent, no Person (including employees and former employees of Parent or any of its Subsidiaries) is infringing, misappropriating or violating, or has infringed, misappropriated or violated, any material Parent Intellectual Property or material Parent Technology. Since January 1, 2012, no written claims have been made against any Person (including employees and former employees of Parent or any of its Subsidiaries) by Parent or any of its Subsidiaries alleging that any Person is infringing, misappropriating or violating, or has infringed, misappropriated or violated, any Parent Intellectual Property or Parent Technology.

(d)        Each of Parent and its Subsidiaries has taken reasonable measures to protect and preserve the confidentiality of all Trade Secrets material to the businesses of Parent or any of its Subsidiaries as presently conducted, taken as a whole.

(e)        No material government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Parent Intellectual Property or Parent Technology material to the conduct of the business of Parent or any of its Subsidiaries as currently conducted where, as a result of such funding or the use of such facilities, any government or any university, college, other educational institution or research center has any rights in such Intellectual Property or Technology.

(f)        Parent and its Subsidiaries own, lease or license all hardware, computer equipment and other information technology systems (collectively, “Parent Computer Systems”) that are necessary for the operation of Parent’s and its Subsidiaries’ businesses as currently conducted. The Parent Computer Systems are in all material respects adequate for the operation of Parent’s and its Subsidiaries’ businesses as currently conducted. During the 18 months prior to the date hereof, (i) no error or fault has occurred in or to any of Parent Computer Systems that has resulted in a material interruption to the operations of Parent or any of its Subsidiaries and (ii) to the Knowledge of Parent, there has been no unauthorized access to or use of any of Parent Computer Systems.

Section 5.15.      Taxes.

(a)        All material Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed (taking into account any extensions actually obtained) and such Tax Returns are true, complete, and correct in all material respects.

(b)        (i) All income Taxes and all other material Taxes due and owing by Parent or any of its Subsidiaries have been timely paid; (ii) the unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Most Recent Parent Balance Sheet, exceed the reserve for Tax liability set forth in the Most Recent Parent Balance Sheet, and (iii) since the date of the Most Recent Parent Balance Sheet, neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes as a result of transactions entered into outside the ordinary course of business consistent with past practice.

(c)        (i) No deficiencies for Taxes against any of Parent and its Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Authority, except for deficiencies that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) there are no audits, assessments or other actions that are pending or that have been threatened in writing for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries and (iii) the U.S. federal income Tax Returns of Parent and its Subsidiaries through the taxable year ended December 30, 2010 have been examined and closed or are Tax Returns with respect to which the period for assessment has expired.

(d)        Neither Parent nor any of its Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any material Taxes or material Tax Returns.

(e)        There are no Liens for Taxes other than Permitted Liens upon any of the material assets of Parent or any of its Subsidiaries.

(f)        Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement (other than such an agreement exclusively between or among any of Parent and its Subsidiaries).

(g)        Neither Parent nor any of its Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was Parent) or (ii) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502 6 or any similar provision of state, local or foreign Law or by reason of being a transferee or successor of such Person.

(h)        Parent and each of its Subsidiaries has in all material respects properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law.

(i)        Neither Parent nor any of its Subsidiaries (i) has any unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (ii) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(j)        Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011 4(b)(2) or 301.6111 2(b)(2).

(k)        Neither Parent nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other material agreement or ruling relating to Taxes with any Tax authority.

(l)         Neither Parent nor any of its Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code.

(m)        Parent and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of them, and no such Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of the Company and its Subsidiaries will be adversely affected by the Transactions.

Section 5.16.      Environmental Matters.

(a)        Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the operations of Parent and its Subsidiaries have been conducted in compliance with all Environmental Laws.

(b)        Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have obtained, and are and have been in compliance with, all Permits required under applicable Environmental Laws for the continued operation of their businesses as presently conducted.

(c)        Neither Parent nor any of its Subsidiaries is subject to any outstanding Orders from any Governmental Authority or Contracts with any other Person (other than Contracts relating to the management of Hazardous Materials generated in the ordinary course of business) relating to (i) Environmental Laws, (ii) any

Remedial Action, (iii) any Release or threatened Release of a Hazardous Material or (iv) an assumption of responsibility for environmental claims of another Person.

(d)        Since January 1, 2012, neither Parent nor any of its Subsidiaries has received any written communication alleging that any such party is in violation of any Environmental Law, which violation would reasonably be expected to result in Parent or any of its Subsidiaries, taken as a whole, incurring material liabilities.

(e)        The operations of Parent and its Subsidiaries involving the generation, transportation, treatment, storage or disposal of hazardous waste, as defined and regulated under RCRA or any foreign or state equivalent Law, are and have been in compliance with applicable Environmental Laws in all material respects, and there has been no disposal by Parent or any of its Subsidiaries on or in any site listed or formally proposed to be listed on the National Priorities List promulgated pursuant to CERCLA or any foreign or state remedial priority list promulgated or maintained pursuant to comparable foreign or state Law.

(f)        To Parent’s Knowledge, there is not now, nor has there been in the past, on or in any leased or owned property of Parent or of any of its Subsidiaries any of the following: (i) any underground storage tanks or surface impoundments or (ii) a Release of Hazardous Materials, in either case (i) or (ii) which would reasonably be expected to result in Parent or its Subsidiaries, taken as a whole, incurring material liabilities.

(g)        No judicial or administrative Actions are pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries alleging a violation of or seeking to impose material liability pursuant to any Environmental Law and, to Parent’s Knowledge, there are no material investigations threatened against Parent or any of its Subsidiaries under Environmental Laws.

(h)        Parent and its Subsidiaries have made available to the Company all material environmentally related assessments, audits, investigations, sampling or similar reports prepared since January 1, 2010 or otherwise readily available that are currently retained by and were prepared by or for Parent or any of its Subsidiaries that relate to Parent or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by or for Parent or any of its Subsidiaries.

Section 5.17.      Material Contracts.

(a)        Neither Parent nor any of its Subsidiaries is a party to any Contract required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(b)        As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party or bound by the following Contracts (with such Contracts to which Parent or any of its Subsidiaries is a party or is otherwise bound being referred to herein as the “Parent Material Contracts”):

(i)        any Contract that purports to limit, curtail or restrict the right of Parent or any of its Subsidiaries in any material respect (A) to engage or compete in any line of business in any geographic area, with any Person or during any period of time or (B) to solicit or hire any Person;

(ii)        any Contract that is a master service agreement with any of the customers listed on Section 5.21 of the Parent Disclosure Schedule;

(iii)        any Contract requiring Parent or any of its Subsidiaries to provide any notice or information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal or prior to entering into any discussions or Contract relating to any Acquisition Proposal or similar transaction;

(iv)        any Contract (other than a Contract or purchase order with a customer of Parent or its Subsidiaries) that involves total consideration by or to Parent or any of its Subsidiaries of more than $5,000,000 in any 12 month period;

(v)        any indemnification Contract entered into with an officer or director of Parent providing for indemnification by Parent or any of its Subsidiaries (with respect to which Parent or any of its Subsidiaries has continuing obligations as of the date of this Agreement);

(vi)        any Contract establishing a partnership, joint venture or similar third party business enterprise; and

(vii)        (A) any Employee Change-of-Control Agreement, (B) any employment Contract that involves base consideration in excess of $200,000 per annum or (C) any consulting Contract that involves base consideration in excess of $200,000 per annum (in each case with respect to which any party thereto has continuing material obligations as of the date hereof) with any current or former (1) member of Parent Board or (2) employee.

(c)        (i) Each Parent Material Contract is valid and binding on Parent or one of its Subsidiaries and is in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of Parent, is valid and binding on the other parties thereto (in each case subject to the Bankruptcy and Equity Exception); (ii) neither Parent nor any of its Subsidiaries is in material default under any Parent Material Contract and no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract; and (iii) to the Knowledge of Parent, no other party to any Parent Material Contract is in material breach or default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a material breach or default by any such other party thereunder. Since January 1, 2012, neither Parent nor any of its Subsidiaries has received any written notice of termination or cancellation under any Parent Material Contract or received any written notice of material breach or default under any Parent Material Contract that has not been cured. Neither Parent nor any of its Subsidiaries is party to any Contract pursuant to which the terms and conditions thereof or any information or data contained therein are deemed classified pursuant to the rules and regulations of any Governmental Authority. Parent has furnished or made available to the Company true and correct copies of all Parent Material Contracts in effect as of the date hereof.

Section 5.18.    Title to Property and Assets.  Except with respect to matters related to Intellectual Property (which are addressed in Section 5.14) and real property (which are addressed in Section 5.19), and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, all of the properties and assets owned or leased by them, in each case, free and clear of all Liens other than Permitted Liens.

Section 5.19.      Real Property.

(a)        Section 5.19(a) of Parent Disclosure Schedule contains a complete and correct list of the Parent Owned Real Property (including the street address of each parcel of Parent Owned Real Property). Parent or one or more of its Subsidiaries has good and marketable fee simple title to the Parent Owned Real Property free and clear of any and all Liens, other than Permitted Liens. Parent is not obligated under or a party to any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any Parent Owned Real Property or any portion thereof or interest therein.

(b)        Section 5.19(b) of Parent Disclosure Schedule contains a complete and correct list of the material Parent Leased Real Property, including with respect to such material Parent Leased Real Property the street address of such Parent Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries, as applicable, has good leasehold title to the Parent Leased Real Property, free and clear of any Liens, other than Permitted Liens. All leases and subleases for the Parent Leased Real Property set forth on Section 5.19(b) of the Parent Disclosure Schedule are valid and in full force and effect in all material respects except to the extent they have previously expired or terminated in accordance with their terms and neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any lease or sublease for such Parent Leased Real Property, except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has entered into with any other Person any sublease, license or other Contract that is material to Parent and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Parent Leased Real Property.

(c)        The Parent Owned Real Property and the Parent Leased Real Property constitute all real property that is currently used in connection with the business of Parent and its Subsidiaries and that are necessary for the continued operation of the Parent’s business as the business is currently conducted.

Section 5.20.     Interested Party Transactions.  There are no Parent Material Contracts, transactions, indebtedness (except for advances for travel and other reasonable business expenses consistent with past practice) or other arrangement, or any related series thereof, between the Parent or any of its Subsidiaries, on the one hand, and (a) any officer or director of Parent, (b) any record holder or beneficial owner of five percent or more of the voting securities of Parent or (c) any Affiliate or family member of any such officer, director or record holder or beneficial owner on the other hand, in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 5.21.     Customers and Suppliers.  Section 5.21 of the Parent Disclosure Schedule sets forth a complete and correct list of the names of (a) the 10 largest end customers (taking into account shipments to or orders from contract manufacturers who purchased products or services from Parent or its Subsidiaries upon the request of an original equipment manufacturer) of Parent and its Subsidiaries, taken as a whole (based on the volume of purchases from Parent during (i) the fiscal year ended December 30, 2013 and (ii) the 6-month period ended June 30, 2014), and (b) the 10 largest suppliers of Parent and its Subsidiaries, taken as a whole (based on the volume of purchases by Parent during the fiscal year ended December 30, 2013). As of the date of this Agreement, no such customer or supplier has terminated its relationship with Parent or materially reduced or changed the terms of its business with Parent or its Subsidiaries or given notice to Parent or any of its Subsidiaries that it intends to terminate its relationship with Parent or any of its Subsidiaries or materially reduce or change the terms of its business with Parent or any of its Subsidiaries.

Section 5.22.     Insurance.  Each material insurance policy under which Parent or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect and was in full force and effect during the periods of time such insurance policy purported to be in effect, and Parent is not in material breach or default, and Parent has not taken any action or failed to take any action that, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, of any such insurance policies. As of the date of this Agreement, Parent has not received any written notice of cancellation or any other indication that any such insurance policy will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder in any material respect.

Section 5.23.      Export Controls; Foreign Corrupt Practices.

(a)        Parent and its Subsidiaries have not, since January 1, 2012, violated any applicable U.S. Export and Import Laws, or made a voluntary disclosure with respect to any violation of such Laws, except such violations and disclosures that have not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Parent and each of its Subsidiaries (i) has been and is in compliance with all applicable Foreign Export and Import Laws since January 1, 2012, (ii) to the extent applicable, has prepared and applied for all import and export licenses required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of its business and (iii) has at all times been in compliance with all applicable Laws relating to trade embargoes and sanctions, except in the cases of clauses (i), (ii) and (iii) where such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Neither Parent nor its Subsidiaries nor any of their respective Representatives has directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar United States or foreign Laws, except such violations that have not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. None of Parent’s directors, or officers, or, to the Knowledge of Parent, the other Representatives of Parent or any of its Subsidiaries, is a “specially designated national” or blocked Person under United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury. Neither Parent nor any of its Subsidiaries has engaged in any business with any Person with whom, or in any country in which, a United States Person is prohibited from so engaging under United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

(c)        Neither Parent nor its Subsidiaries nor, to the Knowledge of Parent, any of their respective Representatives has directly or indirectly offered or paid anything of value to a Foreign Official (as defined in the Foreign Corrupt Practices Act of 1977) for the purpose of obtaining or retaining business or securing an improper advantage.

Section 5.24.     Proxy Statement.  Subject to the accuracy of the representations and warranties of the Company set forth in Section 4.24, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to the Company Stockholders, and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any Subsidiary of the Company) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

Section 5.25.     Bridge Financing.  Parent has delivered to the Company a true, correct and complete copy of the fully executed commitment letter, dated September 21, 2014, executed and delivered by Parent and JP Morgan Chase Bank N.A., J.P. Morgan Securities LLC, and Barclays Bank PLC and all fee letters associated therewith (such commitment letter and related terms sheets (with all pricing terms redacted (none of which redacted provisions will adversely affect the availability of, or impose conditions on, the availability of the Bridge Financing at the Closing)), together with all annexes, exhibits, schedules and attachments thereto and each such fee letter, in each case, as amended or otherwise modified only to the extent permitted by this Agreement, collectively, the “Commitment Letter”) to provide to Parent, subject to the terms and conditions therein, debt financing in an aggregate principal amount set forth therein (being collectively referred to as the “Bridge Financing”). As of the date of this Agreement, the Commitment Letter has not been amended or modified and the respective obligations and commitments contained therein have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, no amendment, restatement, withdrawal, termination or other modification of the Commitment Letter is contemplated. As of the date of this Agreement, the Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, and to the Knowledge of Parent, the other parties thereto, subject to the Bankruptcy and Equity Exception. Parent has fully paid any and all commitment fees and other fees in connection with the Commitment Letter that are payable on or prior to the date of this Agreement. The net cash proceeds of the Bridge Financing contemplated by the Commitment Letter will, together with cash and cash equivalents available to Parent, be sufficient (A) to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under ARTICLE II and ARTICLE III of this Agreement and (B) to fully satisfy all of the outstanding indebtedness of the Company or any of its Subsidiaries to the extent required to be repaid in connection with the consummation of the Merger and the other Transactions (the aggregate amount described in this sentence is referred to as the “Required Amount”). As of the date of this Agreement, Parent has no reason to believe that any of the conditions precedent to closing of the Bridge Financing will not be satisfied, or that the Bridge Financing will not be made available to the Parent, in each case, at or prior to the Closing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default, event of default or breach on the part of Parent under any term or condition of the Commitment Letter or that would permit the financial institutions party thereto to terminate, or to not make the initial funding of the Bridge Financing at or prior to the Closing upon satisfaction of all conditions thereto set forth in, in each case, the Commitment Letter. Except as set forth in the Commitment Letter, there are no (a) conditions precedent to the respective obligations of the lenders specified in the Commitment Letter to fund the full amount of the Bridge Financing at or prior to the Closing; or (b) contractual contingencies under any agreements, side letters or arrangements relating to the Bridge Financing to which any of Parent, Merger Sub or any of their respective Affiliates is a party that would permit the lenders specified in the Commitment Letter to reduce the total amount of the Bridge Financing, or that would materially and adversely affect the availability to Parent of the Bridge Financing at or prior to the Closing.

Section 5.26.     Solvency.  Immediately after giving effect to the Transactions, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) shall (a) be able to pay their respective debts as they become due and (b) have adequate capital to carry on their respective businesses.

Section 5.27.     Share Issuance.  The shares of Parent Common Stock to be issued pursuant to the Transactions have been duly and validly authorized and, when issued to the Company Stockholders pursuant to this Agreement, shall be validly issued, fully paid and non-assessable.

Section 5.28.     Brokers.  No Person other than J.P. Morgan Securities LLC, the fees of which will be paid by Parent, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.29.     Anti-Takeover Laws.  None of Parent, Merger Sub or any other affiliate of Parent has been an “interested stockholder” (as such term is used in Section 203 of DGCL) with respect to the Company at any time within three years of the date of this Agreement.

Section 5.30.     No Other Representations or Warranties.  Except for the representations and warranties contained in ARTICLE IV, Parent acknowledges that none of the Company, the Subsidiaries of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Subsidiaries of the Company or any other Person on behalf of the Company makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Subsidiaries of the Company (including any such projections or forecasts made available to Parent or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the Transactions), and Parent has not relied on any such information or any representation or warranty not set forth in ARTICLE IV.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.01.      Conduct of Business by the Company and Parent.

(a)        From the date of this Agreement until the earliest of (i) the Effective Time or (ii) the termination of this Agreement in accordance with its terms, except as required or otherwise expressly permitted or contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use its reasonable best efforts to (i) preserve intact the assets, including manufacturing facilities, and business organization of the Company and its Subsidiaries, (ii) preserve the current beneficial relationships of the Company and its Subsidiaries with any Persons (including suppliers, partners, contractors, distributors, sales representatives, customers, licensors and licensees) with which the Company or any of its Subsidiaries has material business relations, (iii) retain the services of the present officers and key employees of the Company and its Subsidiaries, (iv) comply in all material respects with all applicable Laws and the requirements of all Company Material Contracts and (v) keep in full force and effect all material insurance policies maintained by the Company and its Subsidiaries, other than changes to such policies made in the ordinary course of business consistent with past practice.

(b)        From the date of this Agreement until the earliest of (i) the Effective Time or (ii) the termination of this Agreement in accordance with its terms, except as required or otherwise expressly permitted or contemplated by this Agreement, as set forth in Section 6.01 of Parent Disclosure Schedule or with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use its reasonable best efforts to (i) preserve intact the assets, including manufacturing facilities, and business organization of Parent and its Subsidiaries, (ii) preserve the current beneficial relationships of Parent and its Subsidiaries with any Persons (including suppliers, partners, contractors, distributors, sales representatives, customers, licensors and licensees) with which Parent or any of its Subsidiaries has material business relations, (iii) retain the services of the present officers and key employees of Parent and its Subsidiaries, (iv) comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts and (v) keep in full force and effect all material insurance policies maintained by Parent and its Subsidiaries, other than changes to such policies made in the ordinary course of business consistent with past practice.

Section 6.02.     Restrictions on the Conduct of Business by the Company.  From the date of this Agreement until the earliest of (a) the Effective Time or (b) the termination of this Agreement in accordance with its terms, except as required or otherwise expressly permitted or contemplated by this Agreement, as set forth in Section 6.02 of the Company Disclosure Schedule or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause each of its Subsidiaries not to:

(a)        amend the Company Certificate or Company Bylaws or any other comparable organizational documents;

(b)        (i) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of the Company or any of its Subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, provided that the Company may issue Company Shares solely upon the exercise or settlement of Company compensatory equity awards issued under the Company Equity Plans that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement; (ii) adjust, split, combine, subdivide or reclassify any Company Securities; (iii) enter into any Contract with respect to the sale, voting, registration or repurchase of Company Shares or any other Company Securities; or (iv) except as required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of any Company Equity Plan in effect on the date of this Agreement), any provision of the Company Equity Plans or any agreement evidencing any outstanding Company Stock Option, Company Restricted Stock, Company Performance Share Units or any similar or related Contract;

(c)        directly or indirectly acquire or agree to acquire in any transaction (including by merger, consolidation or acquisition of stock or assets) (i) the equity interest in any Person or division or business of any Person, or (ii) other than the acquisition of raw materials, supplies and equipment in the ordinary course of business consistent with past practice, the property or assets of any Person;

(d)        sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Permitted Lien) any properties, rights or assets (including Company Securities), except (i) sales of inventory in the ordinary course of business consistent with past practices, (ii) transfers among the Company and its Subsidiaries and (iii) dispositions of obsolete or other assets not used in or not material to the Company or its Subsidiaries, in the aggregate, which such assets have a net book value of not more than $5,000,000 in the aggregate;

(e)        sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien) any Company Intellectual Property or Company Technology that is material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

(f)        declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Company Shares or any other Company Securities, other than dividends by any direct or indirect Subsidiary of the Company only to the Company or any wholly owned Subsidiary of the Company;

(g)        (i) increase in any manner the compensation of any of its directors or officers or enter into, establish, amend or terminate, or increase any compensation or benefits under, any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of any stockholder, director, officer, other employee, consultant or Affiliate, other than (A) as required pursuant to applicable Law or the terms of a Company Equity Plan (correct and complete copies of which have been made available to Parent) or (B) increases in salaries, wages and benefits of employees (other than officers or directors) made in the ordinary course of business; (ii) grant any severance or termination benefits to any director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries, except as required under the terms of any Company Plan or as required by applicable Law; (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Plan to the extent not required by the terms of such Company Plan as in effect on the date of this Agreement; (iv) enter into, establish, amend or terminate any Company Plan, policy, agreement, trust, fund or arrangement with, for or in respect of any stockholder, director, officer, other employee, consultant or Affiliate of the Company or any of its Subsidiaries; or (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such Company Plans are made or the basis on which such contributions are determined;

(h)        announce, implement or effect any material reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries unless the Company provides written notice to Parent of the Company’s intent to announce, implement or effect any such material termination at least 10 Business Days prior thereto and provides Parent the opportunity to consult with the Company regarding such material termination;

(i)        communicate in a writing that is intended for broad dissemination to the Company’s employees regarding compensation, benefits or other treatment they will receive in connection with or following the Merger, unless any such communications are consistent with prior guidelines or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(j)         other than in the ordinary course of business consistent with past practice or borrowings under existing credit facilities, incur, create, assume or otherwise become liable for any indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any Person), including through borrowings under any of the Company’s existing credit facilities, or enter into a “keep well” or similar agreement, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries;

(k)        make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(l)        release, assign, compromise, settle or agree to settle any Action or claim in respect of any threatened Action (including any Action or claim in respect of any threatened Action relating to this Agreement or the Transactions), other than releases, assignments, compromises or settlements that do not create obligations of the Company or any of its Subsidiaries other than the payment of monetary damages (i) equal to or less than the amounts reserved with respect thereto on the Company SEC Reports filed prior to the date of this Agreement or (ii) not in excess of $500,000 for any individual Action and $2,000,000 in the aggregate;

(m)        (i) make or commit to any capital expenditures that involve the purchase of real property or (ii) make any capital expenditures in excess of the amounts specified in Section 6.02(m) of the Company Disclosure Schedule;

(n)        renew any material lease or sublease for Company Leased Real Property unless the Company provides written notice to Parent of the Company’s intent to renew any such material lease or sublease at least 10 Business Days prior thereto and provides Parent the opportunity to consult with the Company regarding such renewal;

(o)        (i) enter into any Company Material Contract or terminate any Company Material Contract, (ii) materially modify, amend, waive any right under or renew any Company Material Contract, other than in the ordinary course of business consistent with past practice, (iii) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its Subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area or (iv) enter into any Contract that would be breached by, or require the consent of any other Person in order to continue in full force following, consummation of the Transaction, provided that nothing in this Section 6.02(o) shall preclude the Company or its Subsidiaries from entering into Company Material Contracts with customers or suppliers in the ordinary course of business consistent with past practices;

(p)        make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person in excess of $1,000,000 individually, other than a direct or indirect wholly-owned Subsidiary of the Company in the ordinary course of business and consistent with past practice;

(q)        take any action that (i) would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period or (ii) would be reasonably expected to increase the risk of any Governmental Authority entering an injunction or other legal restraint prohibiting or impeding the consummation of the Transaction;

(r)        merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or

(s)        authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the Company’s and its Subsidiaries’ operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries.

Section 6.03.     Restrictions on the Conduct of Business by Parent.  From the date of this Agreement until the earliest of (a) the Effective Time or (b) the termination of this Agreement in accordance with its terms, except as required or otherwise expressly permitted or contemplated by this Agreement, as set forth in Section 6.03 of the Parent Disclosure Schedule or with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall not, and shall cause each of its Subsidiaries not to:

(a)        amend the Parent Certificate or Parent Bylaws or any other comparable organizational documents;

(b)        (i) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of Parent or any of its Subsidiaries (the “Parent Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Parent Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Parent Securities, provided that Parent may issue shares of Parent Common Stock and issue compensatory equity awards under the Parent Equity Plans as in effect on the date of this Agreement in accordance with their terms as of the date of this Agreement; (ii) adjust, split, combine, subdivide or reclassify any Parent Securities; (iii) enter into any Contract with respect to the sale, voting, registration or repurchase of shares of Parent Common Stock or any other Parent Securities; or (iv) except as required by the terms of this Agreement and except in the ordinary course of business consistent with past practice, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of any Parent Equity Plan in effect on the date of this Agreement), any provision of the Parent Equity Plans or any agreement evidencing any outstanding awards, thereunder or any similar or related Contract;

(c)        declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the shares of Parent Common Stock or any other Parent Securities, other than dividends by any direct or indirect Subsidiary of Parent only to Parent or any wholly owned Subsidiary of Parent;

(d)        make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(e)        take any action that (i) would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period or (ii) would be reasonably expected to increase the risk of any Governmental Authority entering an injunction or other legal restraint prohibiting or impeding the consummation of the Transaction;

(f)        merge or consolidate Parent (or, except with another Subsidiary, any of its Subsidiaries) with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its material Subsidiaries;

(g)        other than in connection with Replacement Financing, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing that would reasonably be expected to materially impair, delay or prevent the Bridge Financing contemplated by the Commitment Letter; or

(h)        authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s and its Subsidiaries’ operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, Parent will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries.

Section 6.04.      Company Proxy Statement; Company Stockholders’ Meeting.

(a)        As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and the Company shall file with the SEC the Proxy Statement and the Company and Parent shall prepare and Parent shall file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Transactions. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other Party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Transactions and (ii) all orders of the SEC relating to the Form S-4.

(b)        The Company shall take all actions necessary in accordance with applicable Law, Orders and the Company Certificate and the Company Bylaws (i) to duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable, and in any event (to the extent permissible under applicable Law and Orders) as soon as practicable following the mailing of the definitive Proxy Statement to the Company Stockholders (but in no event later than 45 calendar days following the date of such mailing), for the purpose of considering the adoption of this Agreement (the “Company Stockholders’ Meeting”) and (ii) unless the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 6.06(d), (A) include in the Proxy Statement the Company Board’s recommendation that the holders of the Company Shares vote in favor of the adoption of this Agreement (which recommendation shall be deemed a part of the Company Board Recommendation) and (B) use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and secure the vote or consent of the Company Stockholders as required by the rules of NASDAQ, the DGCL or other applicable Law to effect the Merger. The Company shall give Parent no less than 10 Business Days’ advance notice (or such shorter period of time as notice is provided to NASDAQ) of the date which shall be set as the “record date” for the Company Stockholders eligible to vote on this Agreement and the Transactions. The Company shall consult with Parent regarding the date of the Company Stockholders’ Meeting and shall not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent; provided, however, that nothing herein shall prevent the Company from postponing or adjourning the Company Stockholders’ Meeting if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Company Stockholders’ Meeting to constitute a quorum at the Company Stockholders’ Meeting and the Company uses its reasonable best efforts during any such postponement or adjournment to obtain such a quorum as soon as practicable, (ii) the Company is required to postpone or adjourn the Company Stockholders’ Meeting by applicable Law or Order or a request from the SEC or its staff and the Company uses its reasonable best efforts to hold or resume the Company Stockholders’ Meeting as soon as practicable, or (iii) the Company Board shall have determined in good faith (after consultation with outside legal counsel and Parent) that it is required by Law to postpone or adjourn the Company Stockholders’ Meeting, including in order to give Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders by issuing a press release or filing materials with the SEC; provided that (A) the preceding clause (iii) shall not apply to allow a postponement or adjournment for any information or disclosure related to an Acquisition Proposal (including any Superior Proposal) and (B) no postponement or adjournment may be to a date on or after five Business Days prior to the Outside Date.

(c)        The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all Persons solicited in connection with the Company Stockholders’ Meeting are solicited, in compliance with all applicable Law and Orders.

(d)        Without limiting the generality of the foregoing, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be affected by the withdrawal, amendment or modification of the Company Board Recommendation and (ii) its obligations pursuant to this Section 6.04 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal). Unless this Agreement is terminated in accordance with Section 8.01, the Company agrees that it shall not submit to the vote of the Company Stockholders any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company Stockholders with respect to the Merger at the Company Stockholders’ Meeting.

Section 6.05.      Access to Information; Confidentiality.

(a)        Subject to applicable Laws relating to the exchange of information, from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, each of the Company and Parent shall, and shall cause its Subsidiaries and its Representatives to, afford the other and its Representatives (including Parent’s financing sources and their respective Representatives) reasonable access during normal working hours upon reasonable advance notice to all of its officers, employees, agents, assets, properties, offices, plants and other facilities, books and records and shall timely furnish the other with such financial, operating, business, financial condition, projections and other data and information as the other or its Representatives (including Parent’s financing sources, through their Representatives), may reasonably request. Each of the Company and Parent shall, and shall cause its Subsidiaries and its Representatives to, provide to the other Party and its Representatives (including Parent’s financing sources) information that is complete and correct in all material respects and does not and will not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading.

(b)        Any investigation conducted pursuant to the access contemplated by this Section 6.05 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of any of Parent, the Company or any of their respective Subsidiaries or damage or destroy any property or assets of any of Parent, the Company or any of their respective Subsidiaries. All information obtained by the Company, Parent or Merger Sub pursuant to this Section 6.05 shall be held confidential in accordance with the Nondisclosure Agreement, dated August 11, 2014 (the “Confidentiality Agreement”), between Parent and the Company; provided that nothing herein or in the Confidentiality Agreement shall prevent Parent or its financing sources from using all information obtained pursuant to this Section 6.05 or Section 6.09 as necessary and appropriate to consummate the Bridge Financing and/or Replacement Financing except that material, non-public information may not be included without the Company’s prior written consent, unless such material, non-public information has been provided specifically for inclusion in the Bridge Financing or the Replacement Financing.

(c)        After the date of this Agreement, Parent and the Company shall cooperate to establish a mechanism acceptable to both Parent and the Company by which Parent will be permitted, prior to the Effective Time or the Termination Date, as the case may be, and subject to applicable Law, to communicate directly with the Company employees regarding employee related matters.

(d)        This Section 6.05 shall not require either the Company or Parent to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with outside counsel) of such Party would reasonably be expected to result in (i) any violation of any Contract or Law to which such Party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) which such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Party’s good faith judgment (after consultation with outside counsel) adversely affect in any material respect such Party’s position in any pending or, what such Party believes in good faith (after consultation with outside counsel) could reasonably be expected to be, future litigation or (ii) if such Party or any of its Subsidiaries, on the one hand, and the other or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the cases of clause (i), the Parties shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with outside counsel)) reasonably be likely to result in the violation of any such Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with outside counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the other Party shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the other that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such Contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 6.05(d)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any Contract, use reasonable commercial efforts to seek consent from the applicable third party to any such Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

(e)        No investigation, or information received, pursuant to this Section 6.05 will modify any of the representations and warranties of the Parties.

Section 6.06.      No Solicitation.

(a)        The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate, or cause to be terminated, any and all discussions, solicitations, encouragements or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal and shall promptly request (or, to the extent the Company is contractually permitted to do so, require) the return or destruction of all copies of confidential information previously provided to such parties by or on behalf of the Company, its Subsidiaries or Representatives. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01, subject to Section 6.06(b), the Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate, cause, knowingly facilitate or encourage (including by way of furnishing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any Acquisition Proposal, or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or knowingly facilitate or encourage, any such inquiries, proposals, discussions or negotiations, or resolve to or publicly propose to take any of the foregoing actions, (ii) approve or recommend, or resolve to or publicly propose to approve or recommend, any Acquisition Proposal or enter into any merger agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any letter of intent, agreement or agreement-in-principle requiring the Company (whether or not subject to conditions) to abandon, terminate or fail to consummate the Merger or (iii) (A) withdraw, modify or qualify in a manner adverse to Parent or Merger Sub the Company Board Recommendation or the approval or declaration of advisability by the Company Board of this Agreement and the Transactions (including the Merger) or (B) approve or recommend, or resolve to or publicly propose to approve or recommend, any Acquisition Proposal (any action described in clause (A) or (B) being referred to as an “Adverse Recommendation Change”).

(b)        Notwithstanding anything to the contrary contained in Section 6.06(a), if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (i) the Company has received from a third party a written, bona fide Acquisition Proposal, (ii) a breach by the Company of this Section 6.06 has not contributed to the making of such Acquisition Proposal, (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that failure to take such action would constitute a breach by the Company Board of its fiduciary duties to the Company Stockholders under applicable Law, then the Company may, subject to clauses (x), (y) and (z) below, (A) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that the Company (x) will not, and will not allow its Representatives to, disclose any non-public information to such Person unless the Company first enters into an Acceptable Confidentiality Agreement with such Person, (y) will promptly (and in any event within 24 hours) provide to Parent notice of its intention to enter into such Acceptable Confidentiality Agreement and (z) will promptly (and in any event within 24 hours) provide to Parent any and all non-public information delivered to such Person which was not previously provided to Parent.

(c)        From and after the date of this Agreement and prior to the Effective Time, the Company shall promptly (and in any event within 24 hours) notify Parent, in writing, in the event that the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information in contemplation of an Acquisition Proposal relating to the Company or any of its Subsidiaries or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent promptly (and in any event within 24 hours) with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where such Acquisition Proposal is not in writing, a written description of the Company’s understanding of the material terms and conditions of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto. The Company shall keep Parent reasonably informed on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal in accordance with Section 6.06(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall not, and shall cause its Subsidiaries and Representatives not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information relating to the Company or any of its Subsidiaries to Parent, and neither the Company nor any of its Subsidiaries is currently party to any Contract that prohibits the Company from providing the information relating to the Company or any of its Subsidiaries described in this Section 6.06(c) to Parent. The Company (x) shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is or becomes a party and (y) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce the provisions of any such agreement.

(d)        Notwithstanding anything in Section 6.06(a) to the contrary, if (i) the Company receives from a third party a written, bona fide Acquisition Proposal, (ii) a breach by the Company of this Section 6.06 has not contributed to the making of such Acquisition Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, including pursuant to clause (III) below, the Company Board may at any time prior to the Effective Time, if it determines in good faith, after consultation with its outside counsel, that failure to take such action would constitute a breach by the Company Board of its fiduciary duties to the Company Stockholders under applicable Law, (x) effect an Adverse Recommendation Change and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company (A) pays, or causes to be paid, the Termination Fee to Parent in immediately available funds and (B) concurrently with such termination enters into the Alternative Acquisition Agreement; provided, further, however, that the Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (I) the Company shall not have breached this Section 6.06 in a manner that contributed to the making of such Superior Proposal, (II) the Company shall have provided prior written notice to Parent, at least five Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided to Parent a copy of any proposed definitive agreement(s) with respect to such Superior Proposal (the “Alternative Acquisition Agreement”), (III) prior to effecting such Adverse

Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial advisors and outside counsel to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (IV) following any negotiation described in the immediately preceding clause (III), such Acquisition Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in connection with the negotiations required by clause (III)) continues to constitute a Superior Proposal. In the event of any material revisions to the terms of an Acquisition Proposal after the start of the Notice Period, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.06(d) with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice.

(e)        Notwithstanding anything in Section 6.06(a) to the contrary, if (i) a material development or change in circumstances in the business, results of operations or financial condition of the Company and its Subsidiaries (other than and not related to an Acquisition Proposal) that was neither known to nor reasonably foreseeable by the Company Board (assuming, for such purpose, reasonable consultation with the executive officers of the Company) on or prior to the date of this Agreement occurs or arises after the date of this Agreement and prior to obtaining the Company Stockholder Approval (such development or change, an “Intervening Event”), (ii) the Intervening Event did not result or arise from a material breach of any provision of this Agreement and (iii) the Company Board determines in good faith, after consultation with its outside counsel, that, in light of the existence of such Intervening Event, the failure to make an Adverse Recommendation Change would constitute a breach by the Company Board of its fiduciary duties to the Company Stockholders under applicable Law, the Company Board may, at any time prior to the Company Stockholder Approval, effect an Adverse Recommendation Change, provided that the Company Board shall not make an Adverse Recommendation Change in light of the existence of such Intervening Event unless (A) the Company has provided to Parent at least five Business Days prior written notice of its intention to take such action with respect to such Intervening Event, which notice shall specify, in reasonable detail, the facts underlying the Company Board’s determination that an Intervening Event has occurred and the rationale and basis for such Adverse Recommendation Change, (B) the Company shall, and shall cause its financial advisors and outside counsel to, during such five Business Day notice period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Adverse Recommendation Change as a result of the Intervening Event and (C) following any negotiation described in the immediately preceding clause (B), the Company Board determines in good faith, after consultation with its outside counsel, that the failure to make such Adverse Recommendation Change in light of such Intervening Event (taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in connection with the negotiations required by the immediately preceding clause (B)) would constitute a breach of its fiduciary duties to the Company Stockholders under applicable Law. In the event of any material change in the circumstances of such Intervening Event or the occurrence of another Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.06(e) with respect to such new written notice.

(f)        Any breaches by any of the Representatives of the Company of the restrictions set forth in this Section 6.06 applicable to the Company’s Subsidiaries or Representatives shall be deemed to be a breach of the restrictions set forth in this Section 6.06 by the Company for all purposes of this Agreement.

(g)        Nothing contained in this Section 6.06 shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any disclosure other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Acquisition Proposal or (iii) an express reaffirmation of the Company Board Recommendation together with a factual description of events or actions leading up to such disclosure that have been taken by the Company and that are permitted under this Section 6.06 or actions taken or notices delivered to Parent by the Company that are required by this Section 6.06, shall, in each case, be deemed to be an Adverse Recommendation Change (including for purposes of Section 8.01(f)).

(h)        The Company shall not take any action to exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the provisions of “control share acquisitions” contained in any Anti-Takeover Law or otherwise cause such restrictions not to apply, in each case unless such actions are taken simultaneously with a termination of this Agreement pursuant to Section 8.01(h).

Section 6.07.      Employee Matters.

(a)        From the Effective Time until the date that is 12 months after the Closing Date, Parent shall cause the compensation and benefits package provided to the employees of the Company and its Subsidiaries as of the Effective Time under the Company Plans listed on Section 4.12(a) of the Company Disclosure Schedule (the “Company Employees”) to be substantially comparable to the compensation and benefits package, in the aggregate, provided to (i) the Company Employees immediately prior to the Effective Time and (ii) similarly situated Parent employees, in each case excluding for purposes of this comparison any equity-based compensation; provided, however, that during such 12-month period, Parent or the Surviving Corporation, as the case may be, may reduce the compensation or benefits of such Company Employees if such reductions in compensation or benefits are made equitably and as part of an across-the-board reduction applicable to all employees within the United States.

(b)        From and after the Effective Time, Parent shall cause the Surviving Corporation to comply in all material respects with its obligations under all employment and severance agreements listed on Section 4.12(a) of the Company Disclosure Schedule that are in effect as of the Effective Time, in each case, subject to the terms and conditions of each such agreement.

(c)        For purposes of eligibility, vesting and, solely with respect to severance and vacation, level of benefit entitlement (but in no event for purposes of benefit accrual or eligibility for retiree medical or other retiree welfare benefits) under the Parent Plans, each Company Employee shall, subject to applicable Law and applicable Tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Plans in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.

(d)        For purposes of each Parent Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under a similar Plan in which such Company Employee participated immediately prior to the Effective Time and Parent shall use reasonable best efforts to cause any eligible expenses incurred by such employee and his or her covered dependents under the Parent Plans during the portion of the plan year of the Parent Plan ending on the date such employee’s participation in the corresponding Parent Plan begins to be taken into account under such Parent Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan.

(e)        At Parent’s election, the Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) Plans sponsored or maintained by the Company. In such event, Parent shall receive from the Company evidence that the Company’s Plan(s) and/or program(s) have been terminated pursuant to resolutions of the Company Board or a committee thereof (the form and substance of which shall be subject to review and approval of Parent), effective as of the day immediately preceding the Effective Time.

(f)        Notwithstanding the foregoing, nothing contained in this Section 6.07 shall (i) be treated as an amendment of any particular Plan, (ii) give any third party any right to enforce the provisions of this Section 6.07 or (iii) require Parent or any of its Affiliates to (A) maintain any particular Plan or (B) retain the employment of any particular employee.

Section 6.08.      Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.

(a)        To the fullest extent permitted by applicable Law, Parent shall cause the Surviving Corporation to honor all of the Company’s obligations to indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Company Certificate or Company Bylaws, in each case, as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date of this Agreement, accurate and complete copies of which have been provided to Parent and are listed in Section 6.08(a) of the Company Disclosure Schedule, including provisions relating to the advancement of expenses incurred in the defense of any Action or as permitted under applicable Law. Parent’s obligation under this Section 6.08(a) shall survive the Merger and shall remain in full force and effect for a period of not less than six years after the Effective Time. During such period, Parent shall guarantee the obligations of the Surviving Corporation with respect to any and all amounts payable under this Section 6.08.

(b)        In addition to Parent’s indemnification obligations pursuant to Section 6.08(a) above, prior to the Effective Time, the Company shall purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Party with coverage for not less than six years following the Effective Time on terms and conditions no less favorable than the terms of the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has been made available to Parent) in respect of actions or omissions of such officers and directors prior to the Effective Time in their capacities as such; provided, however, that in no event shall the Company expend more than 300% of the current annual premium paid by the Company for such policy to purchase the “tail” policy (the “Maximum Amount”); provided, further, however, that if the amount of the annual premiums necessary to procure such insurance coverage exceeds the Maximum Amount, the Company shall spend up to the Maximum Amount to purchase such lesser coverage as may be obtained with such Maximum Amount. The Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

(c)        The obligations of Parent and the Surviving Corporation under this Section 6.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.08 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08, each of whom may enforce the provisions of this Section 6.08).

(d)        If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.08.

Section 6.09.      Financing Arrangements.

(a)        Except to the extent Parent (or an Affiliate of Parent) has consummated Replacement Financing, subject to the terms and conditions of this Agreement, Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Bridge Financing, if necessary, at or prior to the Closing on the terms and conditions described in the Commitment Letter, and, without the Company’s prior written consent, will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Commitment Letter if such amendment, modification or waiver would (i) reduce the aggregate amount of the Bridge Financing as provided in the Commitment Letter as of the date of this Agreement (except to the extent of any consummated Replacement Financing), or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, in each case, to the receipt by Parent at or prior to the closing of the Bridge Financing; provided, however, that Parent and Merger Sub may (i) amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement if the addition of such parties individually or in the aggregate, would not reasonably be expected to materially delay or prevent the consummation of the Bridge Financing or the Closing or (ii) otherwise amend or replace the Commitment Letter so long as (A) such amendment does not impose terms or conditions that would reasonably be expected to materially delay or prevent the Closing, (B) the terms are not, taken as a whole, materially less favorable to Parent or Merger Sub than those in the Commitment Letter as in effect on the date of this Agreement and (C) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. In the event of such amendment or replacement of the Commitment Letter as permitted by the proviso to the immediately preceding sentence, the financing under such amended or replaced Commitment Letter will be deemed to be “Bridge Financing” as such term is used in this Agreement. Except to the extent Parent (or an Affiliate of Parent) has consummated Replacement Financing, Parent shall notify the Company as soon as reasonably practicable if, at any time prior to the Closing Date, (i) the Commitment Letter shall expire or be terminated for any reason, (ii) any financing source that is a party to the Commitment Letter notifies Parent that such source no longer intends to provide financing to Parent or (iii) for any reason Parent no longer believes in good faith that it will be able to obtain any of the Bridge Financing substantially on the terms described in the Commitment Letter. Parent will use its reasonable best efforts to (i) maintain in effect the Commitment Letter (including any definitive agreements entered into in connection therewith), (ii) satisfy when required by the Commitment Letter as in effect on the date of this Agreement all conditions in the Commitment Letter applicable to Parent and Merger Sub to obtaining the Bridge Financing at or prior to the Closing, (iii) negotiate and enter into definitive agreements with respect to the Commitment Letter on terms and conditions contained in the Commitment Letter or consistent in all material respects with the Commitment Letter at or prior to the Closing (such definitive agreements, together with the Commitment Letter, the “Financing Agreements”) and promptly upon execution thereof provide complete executed copies of such definitive agreements to the Company, (iv) upon satisfaction of the conditions contained in the Commitment Letter, consummate the Bridge Financing at or prior to the Closing and (v) fully enforce its rights under the Commitment Letter. Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s and Merger Sub’s efforts to arrange the Bridge Financing and to satisfy the conditions thereof, including, upon Company’s reasonable request, advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date under the Financing Agreements (which shall be at or prior to the Closing) and material terms of the material definitive documentation for the Bridge Financing, provided that, except as required by Section 6.05, in no event will Parent be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(b)        Except to the extent Parent has consummated Replacement Financing, if the Commitment Letter shall expire or terminate for any reason, or if any portion of that amount of the Bridge Financing necessary to consummate the Transactions becomes reasonably likely to be unavailable on the material terms and conditions contemplated by the applicable Financing Agreements, (i) Parent will promptly notify the Company and (ii) Parent will use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, a new debt financing commitment that provides for a debt financing, the net cash proceeds of which, together with cash and cash equivalents available to Parent, will be sufficient to consummate the Transactions and to pay the Required Amount, in each case, with conditions not materially less favorable, taken as a whole, to Parent, Merger Sub and the Company than the conditions set forth in the

Commitment Letter as in effect on the date of this Agreement, which new commitment shall include a termination date not earlier than the Outside Date (“Alternative Financing”). In such event, (i) the term “Bridge Financing” as used in this Agreement will be deemed to include the Alternative Financing, (ii) the term “Commitment Letter” will be deemed to include any commitment letters, together with all annexes, exhibits, schedules and attachments thereto, and all term sheets and fee letters related thereto, in each case, with respect to the Alternative Financing, and (iii) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing. Parent shall accept any such commitment letters if the funding conditions and other terms and conditions contained therein are not materially adverse to Parent in comparison with those contained in the Commitment Letter as in effect on the date of this Agreement.

(c)        Prior to the Closing, and without limiting its obligations pursuant to Section 6.05(a), the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, in each case, provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement and consummation of the Bridge Financing and/or Replacement Financing (including the satisfaction of the conditions precedent set forth therein), including, without limitation (in each case, to the extent reasonably requested):

(i)        participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions between senior management and prospective lenders, investors and rating agencies;

(ii)        assisting with the preparation by Parent of materials for rating agency presentations (and assisting in the obtaining of corporate, credit and facility ratings by Parent from ratings agencies), offering documents, private placement memoranda, bank information memoranda and similar documents required in connection with such financing and all documentation and, if required in writing by Parent at least 10 Business Days prior to the Closing Date, furnish Parent within three Business Days of the Closing Date all information required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

(iii)        using its reasonable best efforts to (A) execute and deliver any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, and any other documents reasonably requested by Parent in connection with facilitating the pledge of collateral, including Intellectual Property, in each case provided such documents, arrangements and other financing documents are effective following the Closing and are conditioned on consummation of the Merger, and (B) seek to obtain the consent of accountants for use of their reports in any materials relating to the Replacement Financing;

(iv)        (A) furnishing to Parent and its financing sources all audited and unaudited financial statements, business and other financial data, audit reports and other information regarding the Company of the type customarily included in offering memoranda for private placements pursuant to Rule 144A under the Securities Act (other than (i) separate financial statements and footnote disclosures with respect to guarantors required by Rule 3-10 of Regulation S-X under the Securities Act, it being understood that customary non-guarantor financial information on a percentage basis shall be provided, and (ii) separate financial statements with respect to subsidiaries pursuant to Rule 3-16 of Regulation S-X under the Securities Act), to consummate a Rule 144A offering of debt securities (provided that Parent shall be responsible for the preparation of pro forma financial statements), and such information shall be of the type and form that would be necessary for the investment banks to receive from the Company’s independent accountants customary (for high yield debt securities) “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering documents and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent; and (B) furnishing to Parent and its financing sources information required in connection with confidential information memoranda and the lenders’ presentation in respect of the Bridge Financing or Replacement Financing, in each case customarily used for the syndication of either such financing;

(v)        providing customary authorization and management representation letters representing (without any knowledge or similar qualifier) that the information contained in any confidential information memorandum or lender presentation does not include any material non-public information about the Company and its Subsidiaries and designating the information provided to Parent’s financing sources as suitable to be made available to lenders who do not wish to receive such material non-public information;

(vi)        providing monthly financial statements (excluding footnotes) of the Company to the extent the Company customarily prepares such financial statements and pursuant to the historical practices of the Company;

(vii)        using reasonable best efforts to assist Parent in obtaining accountants’ comfort letters, consents, surveys, legal opinions from local outside counsel (and not internal counsel) and title insurance as reasonably requested by Parent for the Bridge Financing and/or Replacement Financing; and

(viii)        subject to Section 6.05, taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Bridge Financing and/or Replacement Financing to evaluate the Company and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the Bridge Financing to take effect at the Closing, and (C) permit representatives of the prospective lenders to conduct commercial field examinations, inventory appraisals and an appraisal of the owned real estate, and use commercially reasonable efforts to make audits and appraisals available to the Parent for purposes of the Bridge Financing, provided, however, that notwithstanding the foregoing provisions of this clause (vi), in no event shall Parent or any such lender be permitted to contact any customer, vendor or supplier of the Company or any of its Subsidiaries without the Company’s prior written consent.

Nothing in this Section 6.09(c) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries shall be required pursuant to this Section 6.09(c) to enter into or perform under any certificate, agreement, document or other instrument that is not contingent upon the Closing or that would be effective prior to the Effective Time (other than the authorization letters and representation letters referred to in clause (iv) above). Notwithstanding the foregoing, under no circumstance shall the Company or its Subsidiaries be required to authorize (and Parent and none of Parent’s financing sources or any other lender to Parent is permitted to make), any pre-filing of any UCC-1’s or other documents which create Liens. None of the Company or any of its Subsidiaries shall be required to take any action pursuant to this Section 6.09(c) that would subject it to actual or potential liability for which it would not be indemnified hereunder or to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or provide or agree to provide any indemnity in connection with the Bridge Financing, Replacement Financing or any of the foregoing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.09(c). Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities suffered or incurred by any of their officers, directors or employees in connection with the Bridge Financing or Replacement Financing, except to the extent such liabilities arose out of or resulted from (i) information provided by or on behalf of the Company or any of its Subsidiaries or any of its or their respective Representatives or (ii) the gross negligence, fraud, bad faith, willful misconduct, intentional misrepresentation, or intentional breach of this Agreement by the Company, any of its Subsidiaries or any of its or their respective Representatives. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Bridge Financing or Replacement Financing, provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(d)        Parent and Merger Sub acknowledge and agree that the obtaining of the Bridge Financing or Replacement Financing is not a condition to the Closing. For the avoidance of doubt, if the Bridge Financing or Replacement Financing has not been obtained, Parent will continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in ARTICLE VII, to complete the Merger and consummate the other Transactions.

(e)        If requested by Parent, the Company shall provide reasonable cooperation to Parent and Merger Sub in arranging for, at the Closing, the termination or redemption of (i) the indebtedness of the Company set forth on Section 6.09(e) of the Company Disclosure Schedule and (ii) any other indebtedness of the Company and its Subsidiaries, together with the procurement of customary payoff letters in connection therewith; provided that in no event shall this Section 6.09(e) require the Company to cause any indebtedness of the Company and its Subsidiaries to be terminated unless (i) the Company has received from Parent funds to pay in full the payoff amount for any such indebtedness and (ii) Parent has agreed to and has provided backstop letters of credit or cash collateralized any existing letters of credit and guarantees and hedging arrangements and other bank products thereunder in a manner reasonably satisfactory to the lenders or holders of such indebtedness, to the extent applicable.

Section 6.10.      Further Action; Efforts.

(a)        Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which the Company or any of its Subsidiaries is a party as may be necessary or appropriate for the consummation of the Transactions or required by the terms of any Contract as a result of the execution, performance or consummation of the Transactions. Subject to the terms and conditions of this Agreement, prior to the Effective Time, each of the Company, Parent and Merger Sub shall, as promptly as practicable, use its reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under applicable Law to consummate the Transactions. In furtherance and not in limitation of the foregoing, each of the Company, Parent and Merger Sub shall (i) make all appropriate filings and submissions (and filings and submissions considered by Parent to be advisable) under the HSR Act and with any other Governmental Authority pursuant to any other applicable Antitrust Laws or otherwise, as promptly as practicable, but in no event later than 10 Business Days after the date of this Agreement with respect to filing under the HSR Act, and shall make as promptly as practicable any other appropriate submissions under other applicable Antitrust Laws, (ii) use reasonable best efforts to obtain as promptly as practicable the termination of any waiting period under the HSR Act and any applicable foreign Antitrust Laws, (iii) cooperate and consult with each other in (A) determining which filings are required to be made prior to the Effective Time with, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Effective Time from, Governmental Authorities in connection with the execution and delivery of this Agreement and consummation of the Transactions and (B) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations.

(b)        In connection with, and without limiting, the efforts referenced in Section 6.10(a), each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other reasonably informed of any communication received by it from, or given by it to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other United States or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding the Transactions and (iii) permit the other to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority (other than the Defense Security Service) or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority (other than the Defense Security Service) or other Person, give the other the opportunity to attend and participate in such meetings and conferences.

(c)        In furtherance and not in limitation of the covenants of the Parties contained in Section 6.10(a) and Section 6.10(b), if any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the Transactions as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions.

(d)        In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other Transaction, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions; provided, however, that no Party shall make any offer, acceptance or counter-offer to, or otherwise engage in discussions with, any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested or agreed to by the other Parties, which agreement shall not be unreasonably withheld, delayed or conditioned. Each Party shall use its reasonable best efforts to provide full and effective support the other Parties in all material respects in all such negotiations and discussions to the extent reasonably requested by any such other Party.

(e)        Notwithstanding the foregoing or any other provision of this Agreement, (i) nothing in this Section 6.10 shall limit a Party’s right to terminate this Agreement pursuant to Section 8.01 and (ii) nothing in this Agreement shall obligate Parent, Merger Sub or any of their respective Affiliates to agree to (A) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner, (B) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any Contract any material accommodation, (C) commence or defend any Action or claim in respect of any threatened Action, (D) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of the Company and its Subsidiaries or (E) waive any of the conditions set forth in ARTICLE VII of this Agreement. Without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall, in response to any objections asserted with respect to the Transactions under any Antitrust Law or any suit instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the Transactions as violative of any Antitrust Law, (A) sell, hold separate or otherwise dispose of all or a portion of their respective businesses, assets or properties, or conduct their business in a specified manner, (B) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any Contract any material accommodation, (C) commence or defend any Action or claim in respect of any threatened Action or (D) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties.

(f)        Without limiting the generality of Section 6.10(a), each of Parent and the Company shall use its reasonable best efforts to submit a draft joint voluntary notice and, following the receipt of any comments thereto, a final joint voluntary notice, to CFIUS (the “Exon-Florio Filing”) as promptly as reasonably practicable following the date of this Agreement. Parent and the Company shall cooperate in preparing, pre-filing and filing with CFIUS a joint voluntary notice of the Transactions in accordance with applicable Law. Each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable (but in any event within the time required to avoid possible rejection or deferred acceptance of the Exon-Florio Filing under

31 C.F.R. § 800.403) to any inquiries or requests received from CFIUS in connection with such joint voluntary notice. Each of Parent and the Company shall use its reasonable best efforts to obtain the CFIUS Approval.

Section 6.11.    Public Announcements.  The Parties agree that no public release or announcement concerning the Transactions shall be issued by a Party without the prior consent of the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or rules of NASDAQ, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance. The Parties have agreed upon the form of a joint press release announcing the Transactions and the execution of this Agreement.

Section 6.12.    Anti-Takeover Laws.  If any Anti-Takeover Law is or may become applicable to any Transaction, (a) the Parties shall use reasonable best efforts to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) the Company Board shall take all actions necessary to render such statutes inapplicable to any Transaction.

Section 6.13.     Securityholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.14.     Notification of Certain Matters.  The Company shall give prompt notice to Parent and Merger Sub and Parent and Merger Sub shall give prompt notice to the Company of (a) any written notice or other communication received from any Person alleging that the consent of such Person is required in connection with the Transactions, (b) any notice from any Governmental Authority in connection with the Transactions, (c) any Actions or claims commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries that relate to the Transactions, (d) the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty made by such Party contained in this Agreement to be, with respect to the Company, untrue or inaccurate such that the condition set forth in Section 7.02(a) would not be satisfied, and with respect to Parent and Merger Sub, untrue or inaccurate such that the condition set forth in Section 7.03(a) would not be satisfied, and (e) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.14 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice.

Section 6.15.      Company and Parent SEC Reports.

(a)        From the date of this Agreement to the Effective Time, the Company shall timely file with the SEC all Company SEC Reports required to be filed by it under the Exchange Act or the Securities Act. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report shall fully comply with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after to the date of this Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b)        From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all Parent SEC Reports required to be filed by it under the Exchange Act or the Securities Act. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Parent SEC Report shall fully comply with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Parent SEC Report filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Report that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after to the date of this Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 6.16.      Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Shares (including Company Stock Options or any other derivative securities with respect to Company Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the interpretive guidance set forth by the SEC.

Section 6.17.      Listing.  Parent shall timely make all required notifications to NASDAQ and shall take all other actions necessary in connection with listing on NASDAQ of shares of Parent Common Stock to be issued in connection with the Share Issuance.

Section 6.18.      Adoption of this Agreement.  Immediately following execution and delivery of this Agreement by the Parties, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement and, promptly thereafter, deliver to the Company a copy of the written consent reflecting the adoption of this Agreement by Parent as the sole stockholder of Merger Sub or the minutes of the stockholders meeting of Merger Sub at which this Agreement was adopted.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01.      Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing to the extent permitted by applicable Law at or prior to the Effective Time of the following conditions:

(a)        Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)        Antitrust Consents.  (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated and (ii) any affirmative approval of a Governmental Authority required under any other Antitrust Law set forth in Section 7.01(b) of the Company Disclosure Schedule shall have been obtained or deemed to have been obtained under such applicable Antitrust Law.

(c)        No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any statute, rule, regulation or Order enacted, entered, or enforced that prevents or prohibits the consummation of the Merger.

(d)        CFIUS Approval.  The Parties shall have obtained CFIUS Approval.

(e)        Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

Section 7.02.     Conditions to Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)        The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing (without regard to any qualifications therein as to materiality or Company Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that notwithstanding the foregoing, (i) the representations and warranties of the Company contained in Section 2.07, Section 4.01, Section 4.02, Section 4.05, Section 4.10(b), Section 4.23, Section 4.25 and Section 4.26 shall be true and correct as of the date of this Agreement and at and as of the Closing (except in the case of Section 4.10(b), without regard to any qualifications therein as to materiality or Company Material Adverse Effect) as though made at and as of such time (or, if made as of a specific date, at and as of such date), in all material respects, and (ii) the representations and warranties of the Company contained in Section 4.04 shall be true and correct (other than de minimus inaccuracies) as of the date of this Agreement and at and as of the Closing as though made at and as of such time (or, if made as of a specific time, at and as of such date).

(b)        The Company shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)        Since the date of this Agreement, there shall not have been any event, occurrence, condition, change, development, state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)        Parent shall have received a certificate of the Company, dated as of the Closing Date, signed by the chief executive officer and chief financial officer of the Company to evidence satisfaction of the conditions set forth in Section 7.02(a), (b) and (c).

Section 7.03.      Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)        The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing (without regard to any qualifications therein as to materiality or Parent Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided that notwithstanding the foregoing, (i) the representations and warranties of Parent and Merger Sub contained in Section 5.01, Section 5.02, Section 5.03(a), Section 5.04, Section 5.05, Section 5.10(b), Section 5.23, Section 5.26, Section 5.27 and Section 5.28 shall be true and correct as of the date of this Agreement and at and as of the Closing (except in the case of Section 5.10(b), without regard to any qualifications therein as to materiality or Parent Material Adverse Effect) as though made at and as of such time (or, if made as of a specific date, at and as of such date), in all material respects, and (ii) the representations and warranties of the Company contained in Section 5.04 shall be true and correct (other than de minimus inaccuracies) as of the date of this Agreement and at and as of the Closing as though made at and as of such time (or, if made as of a specific time, at and as of such date).

(b)        Each of Parent and Merger Sub shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)        Since the date of this Agreement, there shall not have been any event, occurrence, condition, change, development, state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)        The Company shall have received a certificate of Parent, dated as of the Closing Date, signed by the chief executive officer and chief financial officer of Parent to evidence satisfaction of the conditions set forth in Section 7.03(a), (b) and (c).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01.     Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a)        by mutual written consent of Parent and the Company;

(b)        by either Parent or the Company, if the Effective Time shall not have occurred on or before the date that is nine months after the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement caused the failure of the Effective Time to occur on or before such date; provided, further, that if on the Outside Date, one or more of the conditions to Closing set forth in Section 7.01(b), Section 7.01(d) or Section 7.01(c) (but for purposes of Section 7.01(c) only if such restraint or prohibition is attributable to an Antitrust Law or Exon-Florio or otherwise seeking approval under an Antitrust Law or CFIUS Approval) (collectively, the “Regulatory Conditions”) shall not have been fulfilled, but all other conditions to Closing shall be or shall be capable of being fulfilled, then Parent or the Company shall be entitled to extend the Outside Date by a period of up to three additional months by written notice to the other Parties;

(c)        by either Parent or the Company, if any Governmental Authority shall have (i) enacted, issued, promulgated or enforced any Law that makes consummation of the Merger illegal or otherwise prohibited or (ii) enacted, issued, promulgated, enforced or entered any Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(d)        by Parent, if (i) there shall have occurred any event, occurrence, condition, change, development, state of facts or circumstance that, individually or in the aggregate, have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is incapable of being cured or has not been cured prior to the Outside Date; provided, however, that neither Parent nor Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement;

(e)        by either Parent or the Company, if the Company Stockholders’ Meeting (including any adjournment or postponement thereof) has concluded, the Company Stockholders have voted and the Company Stockholder Approval was not obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to the Company if it has not materially complied with its obligations under Section 6.01 and Section 6.04;

(f)        by Parent, if (i) an Adverse Recommendation Change shall have occurred, (ii) the Company Board or any committee thereof (A) shall not have rejected any Acquisition Proposal (which, for purposes of this Section 8.01(f)(ii), “Acquisition Proposal” shall have the meaning assigned thereto in Section 1.01 except that references in the definition to “15%” and “85%” shall be replaced by “50%”) within ten Business Days of the making thereof or (B) shall have failed to publicly reconfirm the Company Board Recommendation within four days after receipt of a written request from Parent that it do so if such request is made following the making by any Person of an Acquisition Proposal or (iii) the Company shall have violated or breached in any material respect any of its obligations under Section 6.06; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(f) shall not be available to Parent if the Company Stockholder Approval has been obtained;

(g)        by the Company, if (i) there shall have occurred any event, occurrence, condition, change, development, state of facts or circumstance that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, which breach or inaccuracy (A) would give rise to the failure of the condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is incapable of being cured or has not been cured prior to the Outside Date; provided, however, that the Company is not then in material breach of any representation, warranty or covenant under this Agreement; or

(h)        by the Company in accordance with Section 6.06(d).

Section 8.02.     Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party except that the provisions of the last sentence of Section 6.05(b), Section 6.09(c), this Section 8.02, Section 8.03 and ARTICLE IX shall survive any such termination; provided, however, that nothing herein shall relieve any Party from liability for any intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

Section 8.03.      Fees and Expenses.

(a)        Except as otherwise set forth in this Section 8.03, all fees and expenses incurred in connection with the Transactions, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions, shall be the obligation of the respective Party incurring such fees and expenses, whether or not the Merger is consummated (it being agreed that the Company and Parent shall each bear and pay one half of (i) the expenses incurred in connection with the filing and printing of the Form S-4 and Proxy Statement included therein and for mailing it to Company Stockholders, and (ii) all required filing fees under the HSR Act).

(b)        In the event this Agreement shall be terminated:

(i)        by (A) the Company pursuant to Section 8.01(h) or (B) Parent pursuant to Section 8.01(f), the Company shall pay to Parent the Termination Fee; or

(ii)        (A) by Parent or the Company pursuant to Section 8.01(b) or by Parent pursuant to Section 8.01(d) or Section 8.01(e), (B) at or prior to the date of termination, an Acquisition Proposal shall have been made known to the Company or shall have been made directly to the Company Stockholders generally or any Person shall have publicly announced an intention to make an Acquisition Proposal (whether or not conditional or withdrawn) and (C) concurrently with such termination or within 12 months following such termination, the Company enters into an Alternative Acquisition Agreement to consummate or consummates a transaction contemplated by any Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent the Termination Fee upon the earlier to occur of the Company’s entering into an Alternative Acquisition Agreement or the consummation of such Acquisition Proposal. For purposes of this Section 8.03(b)(ii), “Acquisition Proposal” shall have the meaning assigned thereto in Section 1.01 except that references in the definition to “15%” and “85%” shall be replaced by “50%.”

(c)        In the event this Agreement shall be terminated by Parent or the Company pursuant to Section 8.01(e) after a Bona Fide Proposal shall have been made, the Company shall promptly pay to Parent all documented out-of-pocket costs and expenses incurred by Parent and Merger Sub in connection with this Agreement and the Transactions up to a maximum amount equal to $4,000,000 (the “Expense Reimbursement”); provided that in the event the Expense Reimbursement is paid and a Termination Fee is thereafter payable pursuant to Section 8.03(b)(ii), the Termination Fee otherwise payable shall be reduced by the amount of the Expense Reimbursement.

(d)        In the event this Agreement shall be terminated by Parent or the Company pursuant to Section 8.01(b) (but for purposes of Section 8.01(b) only if one or more of the Regulatory Conditions has not been satisfied prior to the date of termination) or Section 8.01(c) (but for purposes of Section 8.01(c) only if such illegality or prohibition is attributable to an Antitrust Law or Exon-Florio or otherwise seeking approval under an Antitrust Law or CFIUS Approval) and all of the conditions to Closing set forth in ARTICLE VII (other than (i) the conditions set forth in Section 7.01(b), Section 7.01(c) (but for purposes of Section 7.01(c) only if such restraint or prohibition is attributable to an Antitrust Law or Exon-Florio or otherwise seeking approval under an Antitrust Law or CFIUS Approval) or Section 7.01(d) and (ii) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions could be satisfied if the Closing Date were the date of such termination) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company the Reverse Breakup Fee. Notwithstanding anything to the contrary contemplated in this Agreement, in the event the Closing does not occur and the Company has the right to receive the Reverse Breakup Fee pursuant to this Section 8.03(d), such Reverse Breakup Fee, together with applicable costs of collection, if any, payable pursuant to Section 8.03(e) shall be the exclusive remedies of the Company against Parent and Merger Sub for any loss, cost, liability or expense relating to or arising under this Agreement or the Transactions, including the failure of Parent and Merger Sub to consummate the Merger; provided, however, that nothing in this Section 8.03(d) shall relieve Parent or Merger Sub from any liability for, or eliminate or preclude any remedies of the Company against Parent or Merger Sub in respect of, any intentional breach of this Agreement by Parent or Merger Sub prior to the termination of this Agreement.

(e)        The Company, Parent and Merger Sub each acknowledge that the agreements contained in this Section 8.03 are an integral part of the Agreement and the Transactions and that, without these agreements, the other Parties would not enter into this Agreement. Except with respect to Section 8.01(h) (in which case the Termination Fee shall be paid by the Company in accordance with Section 6.06(d)) or in the case where the Termination Fee is payable pursuant to Section 8.03(b)(ii) (in which case the Termination Fee shall be paid by the Company in accordance with Section 8.03(b)(ii)), the Termination Fee, Expense Reimbursement or Reverse Breakup Fee, as applicable, shall be paid by Parent or the Company, as applicable, as directed by Parent or the Company in writing in immediately available funds promptly following (and in any event within two Business Days after) the date of the event giving rise to the obligation to make such payment. In the event that the Company or Parent, as applicable, shall fail to pay the Termination Fee, Expense Reimbursement or Reverse Breakup Fee required pursuant to this Section 8.03 when due, such Termination Fee, Expense Reimbursement or Reverse Breakup Fee, as the case may be, shall accrue interest for the period commencing on the date such Termination Fee, Expense Reimbursement or Reverse Breakup Fee, as the case may be, became past due, at the rate of interest per annum equal to the “Prime Rate” as set forth on the date such payment became past due in The Wall Street Journal “Money Rates” column plus 350 basis points. In addition, if a Party shall fail to pay any Termination Fee, Expense Reimbursement or Reverse Breakup Fee, as the case may be, when due, such Party shall also pay to the Party entitled to such Termination Fee, Expense Reimbursement or Reverse Breakup Fee, as applicable, such non-paying Party’s costs and expenses (including attorneys’ fees) incurred in connection with efforts to collect such Termination Fee, Expense Reimbursement or Reverse Breakup Fee, as the case may be.

For the avoidance of doubt and notwithstanding any other provision of this Agreement to the contrary, in no event will a Party be obligated to pay a Termination Fee, Expense Reimbursement or Reverse Breakup Fee, as the case may be, on more than one occasion.

(f)        Notwithstanding anything to the contrary herein, the Company, its Subsidiaries and the Representatives and Affiliates of the Company and its Subsidiaries shall not have any rights or claims against any Parent financing source (including, without limitation, the parties to the Commitment Letter) in connection with the Transactions, including the Bridge Financing or any Replacement Financing, whether at law or equity, in contract, in tort or otherwise.

Section 8.04.      Amendment.  This Agreement may be amended by the Parties hereto by action taken by their respective boards of directors (or similar governing bodies or entities) at any time prior to the Effective Time; provided, however, that, after Company Stockholder Approval has been obtained, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of NASDAQ, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the Parties. Notwithstanding the foregoing, the provisions of Section 6.05(a), Section 6.05(b), Section 6.09, Section 8.03(f), this Section 8.04, Section 9.06, Section 9.07 and Section 9.08, to the extent affecting any of the Parent’s financing sources, may not be amended, modified or waived (including any defined term used therein) without the prior written consent of each of Parent’s financing sources participating in Replacement Financing or, to the extent Parent or an Affiliate of Parent has not consummated Replacement Financing, the Bridge Financing, as applicable.

Section 8.05.      Waiver.  At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other, (b) waive any inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Merger Sub). The waiver by any Party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01.      Non-Survival of Representations and Warranties.  The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time.

Section 9.02.      Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, facsimile numbers or email addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:
TTM Technologies, Inc. 1665 Scenic Avenue, Suite 250 Costa Mesa, California 92626
Attention:	Thomas T. Edman
Facsimile:	(714) 784-3712
Email:	tom.edman@ttmtech.com

with a copy to:
Greenberg Traurig, LLP 2375 E. Camelback Road, Suite 700 Phoenix, Arizona 85016
Attention:	Bruce E. Macdonough Brian H. Blaney
Facsimile:	(602) 445-8100
Email:	macdonoughb@gtlaw.com blaneyb@gtlaw.com

if to the Company:
Viasystems Group, Inc. 101 South Hanley Road St. Louis, Missouri 63105
Attention:	David M. Sindelar
Facsimile:	(314) 746-2299
Email:	dave.sindelar@viasystems.com

with a copy to:
Jones Day 2727 North Harwood Dallas, Texas 75201
Attention:	R. Scott Cohen Troy B. Lewis
Facsimile:	(214) 969-5100
Email:	scohen@jonesday.com tblewis@jonesday.com

Section 9.03.      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy or the application of this Agreement to any Person or circumstance is invalid or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.04.      Entire Agreement; Assignment.  This Agreement, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter of this Agreement. Notwithstanding the forgoing, the Company acknowledges and agrees that, upon execution of this Agreement, each of Parent’s potential financing sources shall be considered a Representative (as defined in the Confidentiality Agreement) of Parent for all purposes under the Confidentiality Agreement. This Agreement shall not be assigned, whether pursuant to a merger, by operation of law or otherwise; provided that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any wholly owned subsidiary of Parent without the consent of the Company.

Section 9.05.      Specific Performance.  The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms of this Agreement and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the Parties shall be entitled to specific performance of the terms of this Agreement, without any requirement to post bond, in addition to any other remedy at law or equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 9.06.      Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Section 6.08 and Section 6.09(c) (which are intended to be for the benefit of the Persons covered thereby or the Persons entitled to payment thereunder and may be enforced by such Persons). Notwithstanding the foregoing, Parent’s financing sources are intended third party beneficiaries under the provisions of Section 6.05(a), Section 6.05(b), Section 6.09, Section 8.03(f), Section 8.04, Section 9.04, this Section 9.06, Section 9.07 and Section 9.08.

Section 9.07.      Governing Law; Forum.

(a)        All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transactions shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

(b)        All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties hereby (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action is brought in an inconvenient forum, that the venue of such Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 9.02 or such other manner as may be permitted by Law shall be valid and sufficient service of process.

(c)        Notwithstanding anything to the contrary in this Agreement, each of the Parties agrees that it will not bring or support, nor will it permit any of its Affiliates to bring or support, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against Parent’s financing sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties further agree that all of the provisions of Section 9.08 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third-party claim reference in this Section 9.07(c). The provisions of this Section 9.07(c) shall be enforceable by each of Parent’s financing sources and their respective Affiliates, successors and permitted assigns.

Section 9.08.      Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.08.

Section 9.09.      Counterparts.  This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TTM TECHNOLOGIES, INC.

By:	/s/ Thomas T. Edman

Name:	Thomas T. Edman
Title:	President and Chief Executive Officer

VECTOR ACQUISITION CORP.

By:	/s/ Thomas T. Edman

Name:	Thomas T. Edman
Title:	President

VIASYSTEMS GROUP, INC.

By:	/s/ David M. Sindelar

Name:	David M. Sindelar
Title:	Chief Executive Officer

ANNEX B-1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of September 21, 2014, is entered into by and among TTM Technologies, Inc., a Delaware corporation (“Parent”), and the undersigned stockholders (the “Stockholders”) of Viasystems Group, Inc., a Delaware corporation (the “Company”).

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent and Vector Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into, or will enter into, an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholders execute and deliver this Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, each Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) owned by such Stockholder and set forth below such Stockholder’s signature on the signature page hereto (as to such Stockholder, the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 6 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.        Definitions.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2.        Representations of Stockholders.

Each Stockholder represents and warrants to Parent that:

(a)        (i) Such Stockholder owns of record and is a beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of all of the Original Shares set forth below such Stockholder’s signature on the signature page hereto, free and clear of all Liens, except as provided under this Agreement, under the Company Certificate or Company Bylaws, or pursuant to any applicable restrictions on transfer under the Securities Act; and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b)        Such Stockholder does not beneficially own any shares of Company Common Stock other than such Stockholder’s Original Shares and other than Original Shares held by other Stockholders, it being understood that the Stockholders jointly file a beneficial ownership report on Schedule 13G or Schedule 13D and may be deemed a group with beneficial ownership of shares held by other Stockholders in the group as and to the extent set forth in the Schedule 13G or Schedule 13D.

(c)        Such Stockholder has full corporate or limited partnership power and authority, as applicable, to enter into, execute and deliver this Agreement and to perform fully the Stockholder’s obligations hereunder

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(including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditor’s rights generally, and (ii) general principles of equity.

(d)        Except as set forth in the Merger Agreement (including, without limitation, the Company Disclosure Schedule), none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to such Stockholder or to its respective property or assets.

(e)        Except as set forth in the Merger Agreement (including, without limitation, the Company Disclosure Schedule), no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of such Stockholder is required in connection with the valid execution and delivery of this Agreement.

3.        Agreement to Vote Shares; Irrevocable Proxy.

(a)        Each Stockholder agrees during the Voting Period to vote such Stockholder’s Shares, and to cause any holder of record of such Stockholder’s Shares as of the applicable record date to vote: (i) in favor of the Merger and the Merger Agreement, at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any Acquisition Proposal, including any Superior Proposal, (2) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under this Agreement and (3) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company Certificate or Company Bylaws). “Voting Period” means the period from and including the effective date of this Agreement through and including the earlier to occur of (I) the Effective Time, (II) when the Merger Agreement is terminated in accordance with its terms, (III) the termination of this Agreement or the Voting Period by the mutual written consent of the Parent and the Stockholders, (IV) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of the Company, and (V) the date on which the Company Board, pursuant to Section 6.06(e) of the Merger Agreement, effects an Adverse Recommendation Change in light of the existence of an Intervening Event.

(b)        Each Stockholder hereby appoints Parent and any designee of Parent, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote, during the Voting Period, such Stockholder’s Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 3(a) (the “Proxy Matters”). This proxy and power of attorney is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by such Stockholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by such Stockholder with respect to such Stockholder’s Shares in respect of the Proxy Matters. The power of attorney granted by such Stockholder herein is a durable power of attorney and shall survive the dissolution or bankruptcy of such Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the expiration of the Voting Period.

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4.        No Voting Trusts or Other Arrangement.

Each Stockholder agrees that, during the Voting Period, such Stockholder will not, and will not permit any entity under such Stockholder’s control to, deposit any of such Stockholder’s Shares in a voting trust, grant any proxies with respect to such Stockholder’s Shares or subject any of such Stockholder’s Shares to any arrangement with respect to the voting of such Stockholder’s Shares in respect of the Proxy Matters that is inconsistent with Section 3 other than agreements entered into with Parent.

5.        Transfer and Encumbrance.

Each Stockholder agrees that, during the Voting Period, such Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of such Stockholder’s Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of such Stockholder’s Shares or such Stockholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit: (a) a Transfer of the Shares by a Stockholder to an Affiliate of such Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee (if it is not already a Stockholder hereunder) agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement; (b) the Transfer of Shares pursuant to the Merger; (c) any Transfer by any Stockholder of any or all of such Stockholder’s Shares that is approved in writing by Parent; or (d) any Transfers of economic or ownership interests in such Stockholder.

6.        Additional Shares.

Each Stockholder agrees that all shares of Company Common Stock that such Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7.        Waiver of Appraisal and Dissenters’ Rights.

Each Stockholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that such Stockholder may have by virtue of ownership of Shares.

8.        Termination.

This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) pursuant to the termination of this Agreement by the mutual written consent of the Parent and the Stockholders, (iv) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of the Company and (v) the date on which the Company Board, pursuant to Section 6.06(e) of the Merger Agreement, effects an Adverse Recommendation Change in light of the existence of an Intervening Event; provided, however, that the following provisions shall survive termination of this Agreement: Section 9(c), Section 11, Section 12, Section 13, and Section 14.

9.        Additional Agreements.

(a)        Each Stockholder hereby consent to the disclosure in the Form S-4 in which the Proxy Statement will be included as a prospectus (and, as and to the extent otherwise required by securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Parent, Merger Sub or the Company to any Governmental Authority or to securityholders of the Company) of the Stockholder’s identity and beneficial ownership of Shares and the nature of such Stockholder’s commitments, arrangements

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and understandings under and relating to this Agreement and, if deemed appropriate by Parent or the Company, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by Parent, Merger Sub or the Company with respect to such Stockholder for any regulatory application or filing made or approval sought in connection with the Merger or the other Transactions (including filings with the SEC).

(b)        If any further action is necessary or desirable to carry out the purposes of this Agreement, each Stockholder shall take all such action reasonably requested by Parent. Each Stockholder agrees to file (or cause to be filed on its behalf) with the SEC, as promptly as possible after the date hereof, each filing and other report required to be filed by it and its controlled Affiliates pursuant to the Exchange Act and the rules and regulations of the SEC thereunder, including any required filing on Schedule 13D, and further agrees to reconfirm each of its obligations under this Agreement promptly upon the written request of Parent.

(c)        Parent shall cause the Exchange Agent to pay to each Stockholder the cash component of the Merger Consideration owing to such Stockholder for Company Common Stock with respect to which the exchange procedures determined by the Company, Parent and the Exchange Agent have been completed in accordance with the Merger Agreement, by wire transfer of immediately available funds promptly following (but no later than two Business Days after) the later of the Closing Date or completion of such procedures and delivery of a completed Letter of Transmittal by each Stockholder, to the account or accounts designated in writing by such Stockholder to Parent and the Exchange Agent at least five (5) Business Days prior to the Closing Date. No later than ten Business Days before the Closing Date, Parent shall provide, or cause the Exchange Agent to provide, to each Stockholder the Letter of Transmittal and all other documentation and instructions necessary for the Stockholder to complete the exchange procedures and receive such payment promptly following the Effective Time.

10.        Specific Performance.

Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

11.        No Ownership Interest.

Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the Shares, except as otherwise provided herein.

12.        Entire Agreement.

This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all of the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

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13.        Notices.

All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13):

If to Parent:
TTM Technologies, Inc. 1665 Scenic Avenue, Suite 250 Costa Mesa, CA 92626
Attention: Thomas T. Edman
Facsimile: (714) 784-3712
Email: tom.edman@ttmtech.com

With a copy to:
Greenberg Traurig, LLP 2375 E. Camelback Road, Suite 700 Phoenix, Arizona 85016
Attention:	Bruce E. Macdonough Brian H. Blaney
Facsimile: (602) 445-8618
Email:	macdonoughb@gtlaw.com blaneyb@gtlaw.com

If to any Stockholder:
c/o Kainos Capital LLC 2100 McKinney Avenue, Suite 1600 Dallas, Texas 75201
Attention: David W. Knickel
Facsimile: (214) 720-7888
Email: dknickel@kainoscapital.com

With a copy to:
Vinson & Elkins LLP 3700 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201
Attention: Robert L. Kimball
Facsimile: (214) 999-7860
Email: rkimball@velaw.com

14.        Miscellaneous.

(a)        This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the

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State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b)        All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereby (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement brought by any party and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action is brought in an inconvenient forum, that the venue of such Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the parties hereto agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 13 or such other manner as may be permitted by Law shall be valid and sufficient service of process.

(c)        EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14(c).

(d)        If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e)        This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f)        The parties shall execute such further documents and take such further actions as may be reasonably necessary to implement and carry out the intent of this Agreement.

(g)        All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h)        The obligations of the Stockholders set forth in this Agreement shall not be effective or binding upon the Stockholders until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

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(i)        No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto except in connection with an assignment of Shares as contemplated by Section 5. Any assignment contrary to the provisions of this Section 14(i) shall be null and void.

(j)        Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person (other than, in the case of Parent, its successors and permitted assigns and other than, in the case of the Stockholders, their successors and permitted assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(k)        This Agreement is being entered into by each Stockholder solely in its capacity as a beneficial owner and the record holder of such Stockholder’s Shares and notwithstanding any other provision of this Agreement, nothing in this Agreement is intended to, or shall be construed to, prohibit any Stockholder, or any officer or Affiliate of any of the Stockholders who is a director of the Company, from taking any action in his capacity as a member of the Company Board or from exercising his fiduciary duties as a member of the Company Board.

(l)        The rights and obligations of each of the Stockholders under this Agreement shall be several and not joint. All references to actions to be taken by the Stockholders, or representations and warranties to be made, under this Agreement refer to actions to be taken or representations or warranties to be made by Stockholders acting severally and not jointly. Except for any liability for claims, losses, damages, liabilities or other obligations arising out of a Stockholder’s failure to perform its obligations under this Agreement, Parent agrees that no Stockholder will be liable for claims, losses, damages, liabilities or other obligations resulting from any breach by the Company of the Merger Agreement, and that the Company shall not be liable for claims, losses, damages, liabilities or other obligations resulting from or related to any Stockholder’s failure to perform its obligations hereunder.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

TTM TECHNOLOGIES, INC.,
a Delaware corporation

By:	/s/ Thomas T. Edman
Name:	Thomas T. Edman
Title:	President and Chief Executive Officer

HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

By:	HM3/GP Partners, L.P., its general partner

By:	Hicks, Muse GP Partners III, L.P., its general partner

By:	Hicks Muse Fund III Incorporated, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President

Number of Shares of Company Common Stock:

8,189,803

HM3 COINVESTORS, L.P.

By:	Hicks Muse GP Partners III, L.P., its general partner

By:	Hicks Muse Fund III Incorporated, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President

Number of Shares of Company Common Stock:

222,120

HMTF EQUITY FUND IV (1999), L.P.

By:	HM4/GP (1999) Partners, L.P., its general partner

By:	Hicks, Muse GP (1999) Partners IV, L.P., its general partner

By:	Hicks, Muse (1999) Partners IV, LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President

Number of Shares of Company Common Stock:

1,425,833

HMTF PRIVATE EQUITY FUND IV (1999), L.P.

By:	HM4/GP (1999) Partners, L.P., its general partner

By:	Hicks, Muse GP (1999) Partners IV, L.P., its general partner

By:	Hicks, Muse (1999) Partners IV, LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President

Number of Shares of Company Common Stock:

10,100

HICKS, MUSE PG-IV (1999), C.V.

By:	HM Equity Fund IV/GP Partners (1999), C.V., its general partner

By:	HM GP Partners IV Cayman., L.P., its general partner

By:	HM Legacy LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President

Number of Shares of Company Common Stock:

75,912

HM 4-P (1999) COINVESTORS, L.P.

By:	Hicks, Muse GP (1999) Partners IV, L.P., its general partner

By:	Hicks, Muse (1999) Fund IV, LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President

Number of Shares of Company Common Stock:

35,064

HM 4-EQ (1999) COINVESTORS, L.P.

By:	Hicks, Muse GP (1999) Partners IV, L.P., its general partner

By:	Hicks, Muse (1999) Fund IV, LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President

Number of Shares of Company Common Stock:

23,303

ANNEX B-2

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of September 21, 2014, is entered into by and among TTM Technologies, Inc., a Delaware corporation (“Parent”), and the undersigned stockholders (the “Stockholders”) of Viasystems Group, Inc., a Delaware corporation (the “Company”).

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent and Vector Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into, or will enter into, an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholders execute and deliver this Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, each Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) owned by such Stockholder and set forth below such Stockholder’s signature on the signature page hereto (as to such Stockholder, the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 6 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.        Definitions.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2.        Representations of Stockholders.

Each Stockholder represents and warrants to Parent that:

(a)        (i) Such Stockholder owns of record and is a beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of all of the Original Shares set forth below such Stockholder’s signature on the signature page hereto, free and clear of all Liens, except as provided under this Agreement, under the Company Certificate or Company Bylaws, or pursuant to any applicable restrictions on transfer under the Securities Act; and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b)        Such Stockholder does not beneficially own any shares of Company Common Stock other than such Stockholder’s Original Shares and other than Original Shares held by other Stockholders, it being understood that the Stockholders jointly file a beneficial ownership report on Schedule 13G or Schedule 13D and may be deemed a group with beneficial ownership of shares held by other Stockholders in the group as and to the extent set forth in the Schedule 13G or Schedule 13D.

(c)        Such Stockholder has full corporate or limited partnership power and authority, as applicable, to enter into, execute and deliver this Agreement and to perform fully the Stockholder’s obligations hereunder

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(including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditor’s rights generally, and (ii) general principles of equity.

(d)        Except as set forth in the Merger Agreement (including, without limitation, the Company Disclosure Schedule), none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to such Stockholder or to its respective property or assets.

(e)        Except as set forth in the Merger Agreement (including, without limitation, the Company Disclosure Schedule), no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of such Stockholder is required in connection with the valid execution and delivery of this Agreement.

3.        Agreement to Vote Shares; Irrevocable Proxy.

(a)        Each Stockholder agrees during the Voting Period to vote such Stockholder’s Shares, and to cause any holder of record of such Stockholder’s Shares as of the applicable record date to vote: (i) in favor of the Merger and the Merger Agreement, at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any Acquisition Proposal, including any Superior Proposal, (2) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under this Agreement and (3) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company Certificate or Company Bylaws). “Voting Period” means the period from and including the effective date of this Agreement through and including the earlier to occur of (I) the Effective Time, (II) when the Merger Agreement is terminated in accordance with its terms, (III) the termination of this Agreement or the Voting Period by the mutual written consent of the Parent and the Stockholders, (IV) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of the Company, and (V) the date on which the Company Board, pursuant to Section 6.06(e) of the Merger Agreement, effects an Adverse Recommendation Change in light of the existence of an Intervening Event.

(b)        Each Stockholder hereby appoints Parent and any designee of Parent, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote, during the Voting Period, such Stockholder’s Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 3(a) (the “Proxy Matters”). This proxy and power of attorney is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by such Stockholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by such Stockholder with respect to such Stockholder’s Shares in respect of the Proxy Matters. The power of attorney granted by such Stockholder herein is a durable power of attorney and shall survive the dissolution or bankruptcy of such Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the expiration of the Voting Period.

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4.        No Voting Trusts or Other Arrangement.

Each Stockholder agrees that, during the Voting Period, such Stockholder will not, and will not permit any entity under such Stockholder’s control to, deposit any of such Stockholder’s Shares in a voting trust, grant any proxies with respect to such Stockholder’s Shares or subject any of such Stockholder’s Shares to any arrangement with respect to the voting of such Stockholder’s Shares in respect of the Proxy Matters that is inconsistent with Section 3 other than agreements entered into with Parent.

5.        Transfer and Encumbrance.

Each Stockholder agrees that, during the Voting Period, such Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of such Stockholder’s Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of such Stockholder’s Shares or such Stockholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit: (a) a Transfer of the Shares by a Stockholder to an Affiliate of such Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee (if it is not already a Stockholder hereunder) agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement; (b) the Transfer of Shares pursuant to the Merger; (c) any Transfer by any Stockholder of any or all of such Stockholder’s Shares that is approved in writing by Parent; or (d) any Transfers of economic or ownership interests in such Stockholder.

6.        Additional Shares.

Each Stockholder agrees that all shares of Company Common Stock that such Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7.        Waiver of Appraisal and Dissenters’ Rights.

Each Stockholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that such Stockholder may have by virtue of ownership of Shares.

8.        Termination.

This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) pursuant to the termination of this Agreement by the mutual written consent of the Parent and the Stockholders, (iv) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of the Company and (v) the date on which the Company Board, pursuant to Section 6.06(e) of the Merger Agreement, effects an Adverse Recommendation Change in light of the existence of an Intervening Event; provided, however, that the following provisions shall survive termination of this Agreement: Section 9(c), Section 11, Section 12, Section 13, and Section 14.

9.        Additional Agreements.

(a)        Each Stockholder hereby consent to the disclosure in the Form S-4 in which the Proxy Statement will be included as a prospectus (and, as and to the extent otherwise required by securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Parent, Merger Sub or the Company to any Governmental Authority or to securityholders of the Company) of the Stockholder’s identity and beneficial ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Parent or the Company, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by

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Parent, Merger Sub or the Company with respect to such Stockholder for any regulatory application or filing made or approval sought in connection with the Merger or the other Transactions (including filings with the SEC).

(b)        If any further action is necessary or desirable to carry out the purposes of this Agreement, each Stockholder shall take all such action reasonably requested by Parent. Each Stockholder agrees to file (or cause to be filed on its behalf) with the SEC, as promptly as possible after the date hereof, each filing and other report required to be filed by it and its controlled Affiliates pursuant to the Exchange Act and the rules and regulations of the SEC thereunder, including any required filing on Schedule 13D, and further agrees to reconfirm each of its obligations under this Agreement promptly upon the written request of Parent.

(c)        Parent shall cause the Exchange Agent to pay to each Stockholder the cash component of the Merger Consideration owing to such Stockholder for Company Common Stock with respect to which the exchange procedures determined by the Company, Parent and the Exchange Agent have been completed in accordance with the Merger Agreement, by wire transfer of immediately available funds promptly following (but no later than two Business Days after) the later of the Closing Date or completion of such procedures and delivery of a completed Letter of Transmittal by each Stockholder, to the account or accounts designated in writing by such Stockholder to Parent and the Exchange Agent at least five (5) Business Days prior to the Closing Date. No later than ten Business Days before the Closing Date, Parent shall provide, or cause the Exchange Agent to provide, to each Stockholder the Letter of Transmittal and all other documentation and instructions necessary for the Stockholder to complete the exchange procedures and receive such payment promptly following the Effective Time.

10.        Specific Performance.

Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

11.        No Ownership Interest.

Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the Shares, except as otherwise provided herein.

12.        Entire Agreement.

This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all of the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

13.        Notices.

All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received

B-2-4

by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13):

If to Parent:
TTM Technologies, Inc. 1665 Scenic Avenue, Suite 250 Costa Mesa, California 92626
Attention: Thomas T. Edman
Facsimile: (714) 784-3712
Email: tom.edman@ttmtech.com

With a copy to:
Greenberg Traurig, LLP 2375 E. Camelback Road, Suite 700 Phoenix, Arizona 85016
Attention:	Bruce E. Macdonough Brian H. Blaney
Facsimile: (602) 445-8618
Email:	macdonoughb@gtlaw.com blaneyb@gtlaw.com

If to any Stockholder:
c/o Black Diamond Capital Management, L.L.C. One Sound Shore Drive, Suite 200 Greenwich, Connecticut 06830
Attention: Legal Department

With a copy to:
Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834
Attention: Stephen M. Amdur
Facsimile: (212) 751-4864
Email: stephen.amdur@lw.com

14.        Miscellaneous.

(a)        This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b)        All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware

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declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereby (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement brought by any party and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action is brought in an inconvenient forum, that the venue of such Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the parties hereto agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 13 or such other manner as may be permitted by Law shall be valid and sufficient service of process.

(c)        EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14(c).

(d)        If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e)        This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f)        The parties shall execute such further documents and take such further actions as may be reasonably necessary to implement and carry out the intent of this Agreement.

(g)        All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h)        The obligations of the Stockholders set forth in this Agreement shall not be effective or binding upon the Stockholders until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

(i)        No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto except in connection with an assignment of Shares as contemplated by Section 5. Any assignment contrary to the provisions of this Section 14(i) shall be null and void.

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(j)        Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person (other than, in the case of Parent, its successors and permitted assigns and other than, in the case of the Stockholders, their successors and permitted assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(k)        This Agreement is being entered into by each Stockholder solely in its capacity as a beneficial owner and the record holder of such Stockholder’s Shares and notwithstanding any other provision of this Agreement, nothing in this Agreement is intended to, or shall be construed to, prohibit any Stockholder, or any officer or Affiliate of any of the Stockholders who is a director of the Company, from taking any action in his capacity as a member of the Company Board or from exercising his fiduciary duties as a member of the Company Board.

(l)        The rights and obligations of each of the Stockholders under this Agreement shall be several and not joint. All references to actions to be taken by the Stockholders, or representations and warranties to be made, under this Agreement refer to actions to be taken or representations or warranties to be made by Stockholders acting severally and not jointly. Except for any liability for claims, losses, damages, liabilities or other obligations arising out of a Stockholder’s failure to perform its obligations under this Agreement, Parent agrees that no Stockholder will be liable for claims, losses, damages, liabilities or other obligations resulting from any breach by the Company of the Merger Agreement, and that the Company shall not be liable for claims, losses, damages, liabilities or other obligations resulting from or related to any Stockholder’s failure to perform its obligations hereunder.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

TTM TECHNOLOGIES, INC., a Delaware corporation

By:	/s/ Thomas T. Edman
Name:	Thomas T. Edman
Title:	President and Chief Executive Officer

GSC Recovery II, L.P.

By:	GSC Recovery II GP, L.P.
in its capacity as General Partner
By:	GSC RII, LLC
in its capacity as General Partner
By:	GSC Acquisition Holdings, L.L.C.,
in its capacity as Managing Member
By:	GSC Manager, LLC,
in its capacity as Manager
By:	Black Diamond Capital Management, L.L.C,
in its capacity as Member

/s/ Stephen H. Deckoff
Stephen H. Deckoff
Managing Principal

Number of Shares of Company Common Stock:

2,632,918

GSC Recovery IIA, L.P.

By:	GSC Recovery IIA GP, L.P.
in its capacity as General Partner
By:	GSC RIIA, LLC
in its capacity as General Partner
By:	GSC Acquisition Holdings, L.L.C.,
in its capacity as Managing Member
By:	GSC Manager, LLC,
in its capacity as Manager
By:	Black Diamond Capital Management, L.L.C,
in its capacity as Member

/s/ Stephen H. Deckoff
Stephen H. Deckoff
Managing Principal

Number of Shares of Company Common Stock:

1,352,023

ANNEX C

September 21, 2014

Board of Directors

Viasystems Group, Inc.

101 South Hanley Road

Suite 1800

St. Louis, MO 63105

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Viasystems Group, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) among TTM Technologies, Inc. (the “Buyer”), Vector Acquisition Corp, (“Merger Sub”), a wholly-owned subsidiary of the Buyer, and the Company, pursuant to which the Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation, and each issued and outstanding share of Common Stock, $0.01 par value per share, of the Company (the “Company Common Stock”) (excluding each share of Company Common Stock (i) held in treasury or that is owned, directly or indirectly, by a wholly owned subsidiary of the Company, the Buyer or Merger Sub or (ii) held by a Company stockholder who shall have demanded properly in writing appraisal for such shares of Company Common Stock in accordance with applicable Delaware law, in each case as set forth in the Merger Agreement) (such shares, excluding the shares in the foregoing clauses (i) and (ii) being, the “Company Shares”) will be converted into the right to receive for each Company Share a combination of (a) $11.33 in cash; and (b) 0.706 of a share of validly issued, fully paid and non-assessable Buyer’s Common Stock, $0.001 par value per share (collectively, the “Merger Consideration”), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement (the “Merger”).

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Shares of the Merger Consideration to be received by such holders of Company Shares from the Buyer in the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated September 21, 2014;

(ii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 2014;

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Board of Directors – Viasystems Group, Inc.

September 21, 2014

(iii)	reviewed the audited consolidated financial statements of the Buyer contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and the unaudited consolidated financial statements of the Buyer contained in its Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 2014.

(iv)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and the Buyer;

(v)	held discussions with the Buyer’s senior management and financial advisors, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on the Buyer;

(vi)	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(vii)	reviewed certain non-publicly available information concerning the Buyer, including internal financial analyses and forecasts prepared by its management and held discussions with the Buyer’s senior management regarding recent developments;

(viii)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(ix)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(x)	analyzed the present value of future share prices expected to be achieved by the Company and the Buyer, on both a standalone and pro forma basis;

(xi)	participated in certain discussions and negotiations between representatives of the Company and the Buyer;

(xii)	reviewed the reported prices and trading activity of the equity securities of each of the Company and the Buyer;

(xiii)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(xiv)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xv)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or the Buyer, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company and the Buyer (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and the Buyer, as applicable, as to the future operating and financial performance of the Company and the Buyer, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and

Board of Directors – Viasystems Group, Inc.

September 21, 2014

projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either the Company or the Buyer since the date of the last financial statements of each company made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Company’s or the Buyer’s assets or liabilities, the collateral securing any of such assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, the Buyer or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration is fair to the holders of Company Shares, from a financial point of view, and does not address any other terms, aspects or implications of the Merger including, without limitation, the form or structure of the Merger, any consequences of the Merger on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Merger on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Buyer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Cash Consideration component of the Merger Consideration to the holders of Company Shares at the closing of the Merger; or (vi) the treatment of, or effect of the Merger on, Company Stock Options, Company Restricted Stock or Company Performance Share Units (each as defined in the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s or the Buyer’s securities will trade following public announcement or consummation of the Merger.

Board of Directors – Viasystems Group, Inc.

September 21, 2014

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company, the Buyer or their respective advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of the Company or the Buyer as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any shareholder of the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Stifel served as financial advisor to the Company in its acquisition of DDi Corp., which transaction closed on June 1, 2012, and received customary compensation for its services. In September 2013, Stifel served as sole agent on a placement of secondary shares of the Company, and Stifel received customary compensation from the selling stockholder for its services. In April 2014, Stifel served as joint book-running manager on an add-on offering of the Company’s Senior Secured Notes due 2019 and received customary compensation for its services. There are no other material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger. Stifel may seek to provide investment banking services to the Buyer or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and the Buyer and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of Company Shares from the Buyer in the Merger pursuant to the Merger Agreement is fair to such holders of Company Shares, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated
STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX D

TITLE 8. CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW

SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

8 Del. C. § 262

§ 262 Appraisal rights.

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.